Form 20-F
period 2024-09-30
Youxin Technology Ltd
filed 2025-01-30
CIK 1964946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission File No.: 001-42442

Youxin Technology Ltd

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Cayman Islands	Room 1005, 1006, 1007, No. 122 Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong Province People’s Republic of China, 510000
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Shaozhang Lin

Chief Executive Officer

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province
People’s Republic of China, 510000
Tel: +86 13631357745

Email: ir@youxin.cloud

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Class A ordinary shares, $0.0001 par value per share	YAAS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2024: 22,304,693 Class A ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒

i

ii

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to the “Company,” “Youxin,” “we,” “us,” “our” and other similar designations refer to Youxin Technology Ltd. All references to “common shares” are to our Class A ordinary shares, par value $0.0001 (“Class A Shares”).

For fiscal years ended September 30, 2024, 2023 and 2022, our reporting currency and functional currency in our financial statements is the United States dollar. Amounts denominated in United States Dollars are states as “$” “dollars” or “USD”. Unless otherwise expressly stated or the context otherwise requires, references in this Annual Report to “RMB” are to Renminbi.

We report under Generally Accepted Accounting Principles in the United States of America (“GAAP”), as issued by the Financial Accounting Standards Board, or the FASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Unless otherwise indicated, or the context otherwise requires, references in this Annual Report to financial and operational data for a particular year refer to the fiscal year of our Company ended September 30 of that year.

EMERGING GROWTH COMPANY STATUS

We qualify as an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our common shares, including common shares represented by warrants, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

TRADEMARKS

All trademarks or trade names referred to in this Annual Report on Form 20-F are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report on Form 20-F are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our dependence on third parties;

●	our ability to compete with other companies who offer products that address similar issues that our future products will address;

●	our financial performance;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks;

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this Annual Report on Form 20-F in greater detail under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report on Form 20-F.

MARKET, INDUSTRY AND OTHER DATA

Market data and certain industry data and forecasts used throughout this Annual Report on Form 20-F were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this Annual Report on Form 20-F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Statements made in this Annual Report on Form 20-F concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks and uncertainties described below are those material risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks materialize our business, results of operations or financial condition could suffer, and the price of our common shares could decline substantially.

Summary Risk Factors

We face various legal and operational risks associated with our substantial operations in China. The PRC government has the right to regulate how a China-based company, like us, conducts its business, accepts foreign investments, or lists on a U.S. stock exchange in accordance with laws and regulations. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the PCAOB. Such regulations may from time to time have an impact on our business operations. Any regulatory action unfavorable to our operations, once taken by the PRC government, could cause the value of our securities to significantly decline or in extreme cases, become worthless. The operational and legal risks associated with being based in and having operations in China also to the extent applicable apply to operations in Hong Kong and Macau which operate under different sets of laws from those of Mainland China.

Investing in our ordinary shares involves significant risks. You should carefully consider all of the information in this report and the filings incorporated by reference before making an investment in our Securities. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Our Operational and Execution Risks

●	We are dependent on our subsidiary Guangzhou Youxin’s PaaS platform to provide cloud services.

●	We have a limited operating history, making it difficult to forecast our future results of operations.

●	We may have insufficient computing resources, transmission bandwidth and storage space, which could result in disruptions and the business, results of operations and financial condition could be adversely affected.

●	If our security measures or those of our third-party data center hosting facilities, cloud computing platform providers or third-party service partners, or the underlying infrastructure of the internet are breached, and unauthorized access is obtained to a client’s data, our data or our IT systems, or authorized access is blocked or disabled, our services may be perceived as not being secure, clients may refrain from or stop using the services, and we may incur significant reputational harm, legal exposure and liabilities, or a negative financial impact.

●	If we are unable to protect our proprietary information or other intellectual property, our business could be adversely affected.

●	Any interruptions or delays in services from third parties, including data center hosting facilities, cloud computing platform providers and other hardware and software vendors, or from our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, could impair the delivery of our services and harm the business.

●	Supporting our existing and growing client base could strain our personnel resources and infrastructure, and if we are unable to scale up our operations and increase productivity, we may not be able to successfully implement our business plan.

●	If our clients do not renew professional services or if they reduce the frequency of the subscription at the time of renewal, our revenue and current remaining performance obligation could decline and the business may suffer. If we cannot accurately predict renewals or upgrade rates, we may not meet the revenue targets, which may adversely affect the market price of our ordinary shares.

●	As more of our sales efforts are targeted at larger enterprise clients, our sales cycle may become more time-consuming and expensive, we may encounter pricing pressure and implementation and configuration challenges, and we may have to delay revenue recognition for some complex transactions, all of which could harm our business and operating results.

●	We may lose key members of the management team or development and operations personnel and may be unable to attract and retain employees we need to support operations and growth.

●	We depend on a small number of customers to derive a significant portion of our net revenues and this dependence is likely to continue.

Strategic and Industry Risks

●	We operate in an emerging and evolving market. If our market does not grow, or if it cannot expand our products and services to meet the demands of this market, and if we do not compete effectively, our operating results could be harmed, our revenue may decline, or fail to grow, and may continue to incur operating losses.

●	Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and services.

●	Our efforts to expand the sale and marketing and to develop and integrate the existing services in order to keep pace with technological developments may not succeed and may reduce our revenue growth rate and harm our business.

●	If third-party developers and providers do not continue to embrace our technology delivery model and enterprise cloud computing services, or if our clients seek warranties from us for third-party applications, integrations, data, and content, our business could be harmed.

●	Because we generally recognize revenue over the term of our customer agreements, downturns or upturns in new business may not be immediately reflected in our operating results.

●	We benefit from integration of our products and services with those of our business partners. If these business partners choose not to partner with us in the future, our business and results of operations may be harmed.

Legal and Regulatory Risks

●	Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products and solutions, and could adversely affect our business, results of operations and financial condition.

●	Any failure to obtain registration or protection of our intellectual property rights could impair our ability to protect our proprietary technology and our brand, causing us to incur significant expenses and harm our business.

●	We may be subject to claims by third parties for intellectual property infringement.

●	We face challenges from the evolving regulatory environment and user attitudes toward data privacy and protection. Actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations.

●	We may be involved in legal and other proceedings arising out of our operations from time to time and may face significant liabilities as a result.

Risks Related to Doing Business in China

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment and/or operations in China-based issuers could significantly change our operations, limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Recent SEC, PCAOB, and Nasdaq developments under the HFCAA could add uncertainties to our future offerings, business operations, share price and reputation. The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets. On August 26, 2022, SEC Chairman Gary Gensler released a statement announcing that the PCAOB signed a Statement of Protocol with the CRSC and the Ministry of Finance of the PRC, which sets out specific arrangements on conducting inspections and investigations by both sides over relevant audit firms within the jurisdiction of both sides, including the audit firms based in mainland China and Hong Kong. This agreement marks an important step towards resolving the audit oversight issue that concern mutual interests, and sets forth arrangements for both sides to cooperate in conducting inspections and investigations of relevant audit firms, and specifies the purpose, scope and approach of cooperation, as well as the use of information and protection of specific types of data. These developments could add uncertainties to our future offerings, business operations share price, and reputation.

●	Uncertain PRC legal enforcement. The PRC has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Furthermore, these risks may result in a material change in our operations, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors.

●	The CSRC may exert more oversight and control over offerings that are conducted overseas and in foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with this offering. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	The CAC has recently increased oversight over data security, particularly for companies seeking to list on a foreign exchange. We believe the impact of the CAC’s increasing oversight on our business is immaterial. However, the implementation and interpretation of the Revised CAC Measures, and the decision as to whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation in relation, or in addition to the Revised CAC Measures, will be determined on an ad hoc basis depending on the facts and circumstances.

●	The recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact our Hong Kong subsidiary.

●	PRC government interference. Because Guangzhou Youxin operates in Mainland China, the Chinese government exerts substantial influence over the manner in which they must conduct business activities. Laws, interpretations and enforcement in China may change quickly and with little advance notice, and the Chinese government may intervene or influence our and Guangzhou Youxin’s operations at any time or may exert more control over offerings conducted overseas or investments in Mainland China Based issuers, which could result in material changes in operations and/or the value of the securities we are registering for sale. If Guangzhou Youxin was required to obtain approval and was denied permission from Chinese authorities to list on U.S. exchanges, we would not be able to continue listing on any U.S. exchange, continue to offer securities to investors, and it would materially affect the interest of the investors.

●	Our business may be negatively affected by the potential obligations if we fail to comply with social insurance and housing provident fund related laws and regulations.

●	Failure to comply with PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our subsidiaries, which could materially and adversely affect our liquidity and ability to fund and expand our business.

●	We are a holding company, and we rely on funding on dividend payments from WFOE and Guangzhou Youxin, which are subject to restrictions under PRC laws.

●	To the extent cash in the business is in the PRC and Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong.

●	Fluctuations in exchange rates could adversely affect our business and the value of our securities.

●	You may experience difficulties in effecting service of process or enforcing foreign judgments against us, our respective executive officers and directors residing in Mainland China.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our ability to distribute profits to us, or otherwise adversely affect us

●	Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident shareholders may subject such shareholders to fines or other liabilities.

●	If our subsidiaries were to lose their favorable tax treatments, we could face higher tax rates than we currently pay for much of our revenues.

●	If we fail to maintain the requisite licenses and approvals required under the regulatory environment applicable to our PaaS cloud services business in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations related to our PaaS cloud service and SaaS standard product may be materially and adversely affected.

●	We may be deemed a PRC resident enterprise for PRC Enterprise Income Tax (“EIT”) purposes under the EIT Law and be subject to PRC taxation on our global income.

●	Laws and regulations governing the internet industry and related businesses in China are evolving and may involve significant uncertainty.

●	We rely on dividends paid by WFOE for our cash needs, and any limitation on the ability of WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.

●	The PRC government’s control over currency conversion may limit our foreign exchange transactions, including dividend payments on our Shares.

●	PRC laws and regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Additional compliance procedures may be required in connection with this offering, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Shares to investors and could cause the value of our Class A Shares to significantly decline or become worthless.

Risks Related to Our Corporate Structure and Operation

●	We will incur additional costs as a public company, which could negatively impact our net income and liquidity.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our ordinary shares.

Risks Related to Our Initial Public Offering and Ownership of Our Class A Shares

●	Our dual-class ordinary shares structure may negatively impact the market price of its ordinary shares.

●	We are an “emerging growth company,” and we cannot be certain whether the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

●	Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company”, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.

●	If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares may decline.

●	Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

●	The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	We do not intend to pay dividends for the foreseeable future.

●	Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

●	We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce judgments against our company.

●	Our Board of Directors may decline to register transfers of ordinary shares in certain circumstances.

●	You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

●	There may be difficulties in protecting your interests under the laws of the Cayman Islands.

●	Certain facts, forecasts and statistics contained in this report are derived from a third-party report and publicly available official sources and they may not be reliable.

●	We are a “controlled company” within the corporate governance rules of the NASDAQ and, as a result, qualify for, and intend to rely on, the exemption from the requirement that our corporate governance committee be composed entirely of independent directors.

●	The dual class structure of our ordinary shares has the effect of concentrating voting control with certain directors and executive officers, and limiting your ability to influence corporate matters. Such interests may conflict with yours in the future.

Our Operational and Execution Risks

We have incurred significant losses since our inception, and we intend to continue to invest in our business. As a result, we may continue to experience losses in the future.

We incurred net losses of approximately $1.28 million, $2.34 million and $5.56 million during the years ended September 30, 2024, 2023 and 2022, respectively.

We expect to continue to invest heavily in our product development and operations, to focus on our SaaS platform to increase our user base to support future growth, and to meet our expanded reporting and compliance obligations as a public company. We may not generate sufficient revenue to offset such costs to achieve or sustain profitability in the future.

We believe our current cash, operational cash flow, and the amount available from issuances of Class A Shares from our initial public offering will be sufficient to fund our working capital requirements beyond the next 12 months. This belief assumes, among other things, that we will be able to raise additional equity financing, will continue to be successful in implementing our business strategy and that there will be no material adverse developments in the business, liquidity or capital requirements. If one or more of these factors do not occur as expected, it could have a material adverse impact on our activities, including (i) reduction or delay of our business activities, (ii) forced sales of material assets, (iii) defaults on our obligations, or (iv) insolvency. Our planned investments may not result in increased revenue or growth of our business. We cannot assure you that we will be able to generate revenue sufficient to offset our expected cost increases and planned investments in our business and platform. As a result, we may incur significant losses for the foreseeable future, and may not be able to achieve and/or sustain profitability. If we fail to achieve and sustain profitability, then we may not be able to achieve our business plan, fund our business or continue as a going concern. The financial statements included in this report do not contain any adjustments which might be necessary if we were unable to continue as a going concern.

We are dependent on our subsidiary Guangzhou Youxin’s PaaS platform to provide customized system development services.

We derive revenue from customized system development services through Guangzhou Youxin’s PaaS platform. As such, any significant interruptions to the PaaS platform by hacking, cyberattack or due to telecommunication failures, power shortages, natural disasters or other events which may cause disruptions in our daily operations, may reduce the attractiveness of our services, and result in a potential loss of our clients and their participation and consequently, our business and results of operations could be adversely affected. In addition, any measures to avoid information and technological system failures may not be effective or successful.

We have a limited operating history, making it difficult to forecast our future results of operations.

We commenced operations in 2018. Due to the limited operating history, our ability to accurately predict future operating results is limited and subject to a number of uncertainties, including our capacity to plan for future growth. Our past revenue growth is not necessarily indicative of our future performance.

Further, in future periods, our revenue growth could slow down or our revenue could decline for a number of reasons, including slowing demand for our products, increased competition, changes to technology, a decrease in the growth of our overall market, or our failure, for any reason, to continue to take advantage of growth opportunities. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described below. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and the business could suffer.

We may have insufficient computing resources, transmission bandwidth and storage space, which could result in disruptions and the business, results of operations and financial condition could be adversely affected.

Our operations are dependent in part upon transmission bandwidth provided by third-party telecommunications network providers for access to data centers to house our servers and other computing resources. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth and data center demands by our clients and their end users. The bandwidth and data centers we use may become unavailable for a variety of reasons, including service outages, payment disputes, network providers going out of business, natural disasters, networks imposing traffic limits, or governments adopting regulations that impact network operations. These bandwidth providers may become unwilling to sell adequate transmission bandwidth at fair market prices, if at all. This risk is heightened where market power is concentrated with one or a few major networks. We also may be unable to move quickly enough to improve the capacity to reflect growing traffic or security demands. Failure to put in place such capacity could result in a reduction in, or disruption of, service to our customers and ultimately a loss of those customers. Such a failure could result in our inability to acquire new customers when demanding capacity that is not available on our platform.

If our security measures or those of our third-party data center hosting facilities, cloud computing platform providers or third-party service partners, or the underlying infrastructure of the internet are breached, and unauthorized access is obtained to a client’s data, our data or our IT systems, or authorized access is blocked or disabled, our services may be perceived as not being secure, clients may refrain from or stop using the services, and we may incur significant reputational harm, legal exposure and liabilities, or a negative financial impact.

Our services involve the storage and transmission of our clients’ and their customers’ proprietary and other sensitive data, including financial information and other personal information. While we have security measures in place to protect our clients’ and their customers’ data, our services and underlying infrastructure may in the future be materially breached or compromised as a result of the following:

●	third-party attempts to fraudulently convince our employees, partners or clients to disclose sensitive information such as usernames, passwords or other information to gain access to our clients’ data or IT systems, or our data or our IT systems;

●	efforts by individuals or groups of hackers and sophisticated organizations, such as state-sponsored organizations or nation-states, to launch coordinated attacks, including ransomware and distributed denial-of-service attacks;

●	third-party attempts to abuse our marketing, advertising or social platforms to impersonate persons or organizations and disseminate information that is false or misleading;

●	cyberattacks on our internally built infrastructure on which many of our services operate, or on third-party cloud-computing platform providers;

●	vulnerabilities resulting from enhancements and updates to our existing service;

●	vulnerabilities existing within new technologies and infrastructures, including those from acquired companies;

●	attacks on, or vulnerabilities in, the many different underlying networks and services that power the internet our products depend on, most of which are not under our control or the control of our vendors, partners or clients; and

●	employee or contractor errors or intentional acts that compromise our security systems.

In addition, the changes in our work environment as a result of the COVID-19 pandemic could adversely affect our security measures, as well as our ability to address and respond to incidents quickly. These risks are mitigated, to the extent possible, by our ability to maintain and improve business and data governance policies, enhanced processes and internal security controls, including our ability to escalate and respond to known and potential risks. Although we have developed systems and processes designed to protect the clients’ and their customers’ proprietary and other sensitive data, we can provide no assurances that such measures will provide absolute security or that a material breach will not occur. For example, our ability to alleviate these risks may be impacted by the following:

●	frequent changes to and growth in complexity of the techniques that is used to breach, obtain unauthorized access to, or sabotage to our IT systems and infrastructure, which are generally not recognized until it is launched against a target, and could result in our being unable to anticipate or implement adequate measures to prevent such techniques;

●	the continued evolution of our internal IT system while sharing data and communicating internally and with our partners and clients, which increases the complexity of the IT systems;

●	authorization by our clients to third-party technology providers to access client’s customer data, which may lead to the clients’ inability to protect their data that is stored on our servers; and

●	our limited control over the clients or third-party technology providers, or the processing of data by third-party technology providers, which may not allow us to maintain the integrity or security of such transmissions or processing.

To date, such identified security alerts have not been material or significant to us, including to our reputation or business operations. There can be no assurance that future cyberattacks will not be material or significant. Additionally, as our market presence grows, we may face increased risks of cyberattack attempts or security threats.

A security breach or incident could result in unauthorized parties obtaining access to, or the denial of authorized access to our IT systems or data, or our clients’ systems or data, including intellectual property and sensitive or other confidential information. A security breach could also result in a loss of confidence in the security of our services, damage our reputation, negatively impact our future sales, disrupt our business and lead to increases in insurance premiums and legal, regulatory and financial exposure and liability. Finally, the detection, prevention and remediation of known or potential security vulnerabilities, including those arising from third-party hardware or software, may result in additional financial burdens due to additional direct and indirect costs, such as additional infrastructure capacity spending to mitigate any system degradation and the reallocation of resources from development activities.

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or if it experiences other hacking and attacks, we may lose our users and the business; our reputation, financial condition and results of operations may be materially and adversely affected.

We have employed significant resources to develop our security measures against breaches. Although we have not experienced any material disruptions, outages, cyberattacks, attempts to breach our systems, or other similar incidents and do not expect the occurrence of such incidents in the future, our cybersecurity measures may not detect, prevent or control all attempts to compromise the systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that it otherwise maintains. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our supporting service providers, we may not be able to anticipate, or implement adequate measures to protect against these attacks.

We are likely in the future to be subject to these types of attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liabilities, our reputation would be harmed and we could suffer substantial revenue loss from lost sales and client dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our suppliers, clients or other participants, or the internet infrastructure on which the business depends. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

Defects or disruptions in our services could reduce demand for our services and subject it to substantial liability.

Because our services are complex and they incorporate a variety of hardware, proprietary software and third-party software, these services may have errors or defects that could result in unanticipated downtime for the clients and causes damage to our reputation and the business. Cloud services frequently contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found defects in and experienced disruptions to our services, and new defects or disruptions may occur in the future. Such defects could be the result of any employee, contractor or other third-party acts or inaction, and it could negatively affect our brand and reputation. Additionally, such defects could create vulnerabilities that could inadvertently permit access to our protected clients’ data.

In addition, our clients may use the services in unanticipated ways that may cause a disruption in the services for other clients attempting to access their data. If we acquire any companies, we may encounter difficulty in integrating the acquired technologies into our own services and in augmenting the technologies to meet the quality standards that are consistent with our brand and reputation. As a result, our services may have errors or defects resulting from the complexities of integrating acquisitions.

Since our clients use our services for important aspects of their business, any errors, defects and disruptions in service, update of our services or other performance problems could hurt our reputation and may damage our clients’ businesses. As a result, clients could assert claims against us, elect to not renew our services or delay or withhold payment to us.

If we are unable to protect our proprietary information or other intellectual property, our business could be adversely affected.

We rely on a combination of copyright, trademark and trade secret laws and contractual restrictions through confidentiality, non-disclosure and invention assignment agreements with the key employees and third parties with whom we do business with to establish, maintain and protect the proprietary information and other intellectual property. These agreements may not effectively prevent disclosure of our confidential information, and it may be possible for unauthorized parties to copy the software or other proprietary technology or information, or to develop similar software independently with us lacking an adequate remedy for unauthorized use or disclosure of the confidential information. We may not be able to efficiently detect and prevent all misappropriation, unauthorized use or reverse engineering of the proprietary information and other intellectual property. For example, contractual restrictions may be breached, and we may not succeed in enforcing our rights or have adequate remedies for any breach of laws or contractual restrictions.

Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors, and in these situations we may have no or limited rights to stop others’ use of our information. Furthermore, to the extent that the employees or other third parties with whom we do business use intellectual property owned by others in their work, disputes may arise as to the rights to such intellectual property. If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would have an adverse effect on our business, financial condition and results of operations.

Any interruptions or delays in services from third parties, including data center hosting facilities, cloud computing platform providers and other hardware and software vendors, or from our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, could impair the delivery of our services and harm the business.

We currently serve our clients from third-party data center hosting facilities and cloud computing platform providers located in China. We also rely on computer hardware purchased or leased from, software licensed from, and cloud computing platforms provided by third parties in order to offer our services including database software, hardware and data from a variety of vendors. Any disruption or damage to, or failure of our systems generally, including the systems of the third-party platform providers, could result in interruptions in our services. We have from time-to-time experienced interruptions in our platform and such interruptions may occur in the future. As our reliance on these third-party systems increases, particularly with respect to third-party cloud computing platform, our exposure to damage from service interruptions may increase. Interruptions in our services may result in penalties, may cause the clients to make warranty or other claims against us or to terminate their service agreement with us, and adversely affect our attrition rates and our ability to attract new clients, all of which would reduce our revenue. Our business and reputation would also be harmed if our clients and potential clients believe the services are unreliable.

Our production environment and clients’ data are replicated in near real time in facilities located on the third-party cloud storage facilities located mainly in Eastern China. We do not control the operation of any of these facilities and they may be vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. These facilities may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct, as well as local administrative actions (including shelter-in-place or similar orders), and changes to legal or permitting requirements and litigation to stop, limit or delay operation. Despite precautions taken at these facilities, such as disaster recovery and business continuity arrangements, the occurrence of a natural disaster or pandemic (including the COVID-19 pandemic), an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our services.

These hardware, software, data and cloud computing platforms may not continue to be available at reasonable prices, on commercially reasonable terms or at all. Any loss of the right to use any of these hardware, software or cloud computing platforms could significantly increase our expenses and otherwise result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license and integrated into our services.

If we do not accurately plan for the infrastructure capacity requirements and if we experience significant strains on our data center capacity, our clients could experience performance degradation or service outages that may subject them to financial liabilities and result in client losses and harm to our reputation and business. We only export client data and provide it to the client via a manual process by the database administrator if the client requests it in a form of log flow while the client will not have direct export or download access. As of the date of this report, there are not any instances in which we have provided, transferred, or disclosed data information without a client request. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our services, which may affect the business.

Supporting our existing and growing client base could strain our personnel resources and infrastructure, and if we are unable to scale up our operations and increase productivity, we may not be able to successfully implement our business plan.

We continue to experience significant growth in our client base and personnel, which has placed a strain on and in the future may stress the capabilities of our management, administrative, operational and financial infrastructure. We anticipate that significant additional investments will be required to scale up our operations and increase productivity, to address the needs of our clients, to further develop and enhance our services, and to expand into new geographic areas for an overall growth. The additional investments will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. We may not be able to make these investments as quickly or effectively as necessary to successfully scale up our operations.

We regularly upgrade or replace our various software systems and processes. If the implementations of these new applications are delayed, or if we encounter unforeseen problems with our new systems and processes while migrating away from the existing systems and processes, our operations and our ability to manage the business could be negatively impacted. For example, our efforts to further automate our processes for client contracts may be complicated by unanticipated operating difficulties.

Our success will depend in part upon the ability of our senior management to manage our projected growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. We have offered a mixture of work-from-home and onsite working model to all employees. Our new office model and any adjustments made to our current and future office environment or work-from-home policies may not meet the needs and expectations of our workforce, which could negatively impact our ability to attract and retain employees. To manage the expected domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls, our reporting systems and procedures, and our utilization of real estate. If we fail to successfully scale up our operations and increase productivity, we may be unable to execute our business plan.

If our clients do not renew professional services or if they reduce the frequency of the subscription at the time of renewal, our revenue and current remaining performance obligation could decline and the business may suffer. If we cannot accurately predict renewals or upgrade rates, we may not meet the revenue targets, which may adversely affect the market price of our ordinary shares.

Our clients have no obligation to renew their subscriptions for our services after the expiration of their contractual professional service period, which is typically 12 months. In general, we will give clients 2 to 3 months’ notice before contract expiration to make a decision on renewal. If the clients choose not to renew, we will discontinue the service when the service term expires. In the normal course of business, some clients have elected not to renew or upgrade. In addition, our clients may renew for fewer subscriptions, renew for shorter contract lengths. It is difficult to predict attrition rates given our varied client base and the number of periodic professional service contracts. Our attrition rates may increase or fluctuate as a result of a number of factors, including client dissatisfaction with our services, clients’ spending levels, mix of client base, decreases in the number of users with our clients, competition, pricing increases or changes and deteriorating general economic conditions.

Our future success also depends in part on our ability to sell additional features and support services, renewal subscription or enhanced editions of our services to the current clients. Similarly, the rate at which our clients purchase new or enhanced services depends on a number of factors, including general economic conditions and that the clients do not react negatively to any price changes related to these additional features and services.

If the clients do not renew their services, do not purchase additional features, support services or renewal subscriptions or if attrition rates increase, our business could be harmed.

We depend on a small number of customers to derive a significant portion of our net revenues and this dependence is likely to continue.

We receive a significant portion of our net revenues from a limited number of major clients. For fiscal years ended September 30, 2024, 2023, and 2022, three, four and three of our customers each accounted for 10% or more of our total net revenue and collectively accounted for approximately 77%, 76% and 45% of our total net revenues, respectively. Our ability to maintain close relationships with these major clients is essential to the success of our business. However, the purchase orders placed by specific clients may vary from period to period, and we typically do not have long-term purchase commitments from our clients. As a result, most of the clients could reduce or cease their use of our products and services at any time without any penalty or termination charges. A major client in one year may not provide the same level of revenues for it in any subsequent year. In addition, reliance on any individual client for a significant portion of our revenues may give that client a degree of pricing leverage when negotiating contracts and terms of service with us.

We typically enter into service agreements with our major clients relative to the technological services we provide, which generally outline the specific services we would provide, the service fees and the terms of service. Any data collected by the clients belong to such clients and they shall implement such rules and policies in relation to the data protection as required by applicable PRC laws and regulations. In addition, if we are in material default as specified under the agreement, we may be subject to payment of liquidated damages and return of any service fees we have received and the client will have the right to terminate the agreement. However, if the client terminates the agreement without any cause, the client shall make full payment of the service fees to us.

In terms of our sales process, the larger clients may demand more configuration, integration services and features. Because of these factors, these sales opportunities may require us to provide more sales support and professional service resources to each client. This could increase the costs and time needed to close sales and shift our own sales and professional service resources to a smaller number of larger transactions. It could also require us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met. But if our capability to provide standard SaaS products improves in the future, we may gradually rely less on large clients.

For large clients, professional services may also be performed by us, a third party, or a combination of our own staff and a third party. Our strategy is to work with those third parties to increase the breadth of capability and depth of capacity for delivery of these services to our clients. If a client is not satisfied with the quality of work performed by us or a third party or with the type of services or solutions delivered, it could incur additional costs to address the situation which could impair the profitability of a project while the client’s dissatisfaction with our services could damage our ability to obtain additional work from that client. In addition, negative publicity related to our client relationships, regardless of our accuracy, may further damage the business by affecting our ability to compete for new business with current or prospective clients.

We may lose key members of the management team or development and operations personnel and may be unable to attract and retain employees we need to support operations and growth.

Our success depends substantially upon the continued services of our executive officers and other key members of management. From time to time, there may be changes in the executive management team resulting from the hiring or departure of executives. We are also substantially dependent on the continued service of the existing development and operations personnel because of the complexity of our services and technologies. Our executive officers, key management, development or operations personnel could terminate their employment with us at any time. The loss of one or more of these key employees or groups of employees could seriously harm the business.

The technology industry is subject to substantial and continuous competition for engineers with high levels of experience in designing, developing and managing software and internet-related services, as well as competition for sales executives, data scientists and operations personnel. We are committed to building a diverse workforce. We have experienced, and continue to experience, significant competition in talent recruitment and retention, and may not in the future be successful in our talent recruitment and retention or achieving the diversity goals we have set. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring, developing, integrating and retaining highly skilled employees with appropriate qualifications. If we fail to attract new personnel or fail to retain and motivate the current personnel, the business and future growth prospects could be severely harmed.

Any failure in our delivery of high-quality professional and technical support services may adversely affect our relationships with our clients and our financial results.

Our clients depend on our support establishment to resolve technical issues relating to the platform. We may be unable to respond quickly enough to accommodate short-term increases in client demand for support services across our varying and diverse products. Outsourced technical support may be suddenly and adversely impacted by unforeseen events, for example, as it occurred when certain business process outsourced were delayed due to conditions related to the COVID-19 pandemic. In addition, our sales process is highly dependent on our applications and business reputation and on positive recommendations from the existing clients. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our service to existing and prospective clients, and our business, operating results and financial position.

Strategic and Industry Risks

We operate in an emerging and evolving market. If our market does not grow, or if it cannot expand our products and services to meet the demands of this market, and if we do not compete effectively, our operating results could be harmed, our revenue may decline, or fail to grow, and may continue to incur operating losses.

The PaaS cloud service market is at an early stage of development in China. There are uncertainties over the size and rate at which this market will grow, as well as whether our solutions and products will be widely adopted. Moreover, the cloud industry is subject to rapid technological change, evolving industry standards, regulations, as well as changing client needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If it is unable to develop new solutions and products that satisfy our clients and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively. Our current competitors include:

●	companies with internally developed applications (by our current and potential clients’ IT departments);

●	vendors of packaged business software, as well as companies offering enterprise applications delivered through on-premises infrastructure, enterprise software application vendors and cloud computing application service providers, either individually or with others;

●	software companies that provide their product or service free of charge as a single product or when bundled with other offerings, or only charge a premium for advanced features and functionality;

●	vendors who offer software tailored to specific services that are more directed toward those specific services than our full suite of service;

●	suppliers of traditional business intelligence and data preparation products, as well as business analytics software companies;

●	marketing vendors, which may specialize in advertising, targeting, messaging, or campaign automation;

●	established and emerging cloud-only vendors and established on-premises vendors with e-commerce solutions productivity tool and email providers, unified communications providers and consumer application companies that have entered the business software market; and

●	traditional platform development environment companies and cloud computing development platform companies who may develop toolsets and products that allow clients to build new applications and run on the clients’ current infrastructure or as hosted services.

We may face more competition as we expand product sale and marketing. Some of our current and potential competitors may have competitive advantages, such as greater name recognition, longer operating histories, more significant installed bases, broader geographic scope, broader suites of service and larger marketing budgets, as well as substantially greater financial, technical, personnel and other resources. In addition, many of our current and potential competitors have established marketing relationships and access to larger customer bases, and have major distribution agreements with consultants, system integrators and resellers. We also experience competition from smaller, younger competitors that may be more agile in responding to customers’ demands. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements or provide more competitive pricing. As a result, even if our services are more effective than the products and services that our competitors offer, potential customers might select competitive products and services in lieu of purchasing our services. For all of these reasons, we may not be able to compete successfully against our current and future competitors, which could negatively impact our future sales and harm the business.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and services.

Historically, we have spent more effort in research and technology to improve our services to attract clients and satisfy their customized needs. Our ability to further increase our customer base and achieve broader market acceptance of our platform will significantly depend on our ability to expand our marketing and sales operations. We also plan to dedicate significant resources to sales and marketing programs. All of these efforts will require us to invest significant financial and other resources and if that fails to attract additional customers and end users our business will be harmed.

Continuing growth in our business is also dependent upon identifying, developing and maintaining strategic relationships with additional retail channels that can drive substantial revenue. If we fail to identify additional channel partners in a timely and cost-effective manner, or at all, or are unable to assist our current and future channel partners in independently selling and deploying our products and services, then our business, operating results, and financial condition could be adversely affected.

Our efforts to expand the sale and marketing and to develop and integrate the existing services in order to keep pace with technological developments may not succeed and may reduce our revenue growth rate and harm our business.

We obtain a significant portion of our revenue from our PaaS cloud services and we expect this will continue for the foreseeable future. Our efforts to expand our current service may not succeed and may reduce our revenue growth rate. To attract new clients and end users and keep our existing ones engaged, we must introduce new products and services and upgrade our existing offerings to meet their evolving preferences. We have launched our new SaaS standard product called Yunzhuidan. We do not plan to launch new SaaS products until our Yunzhuidan product generates sustainable and stable revenue but will continue to optimize our Yunzhuidan product functions based on its operation. It is difficult to predict the preferences of a particular client or a specific group of customers. Changes and upgrades to our existing products may not be well received by our clients and end users, and newly introduced products or services may not achieve success as expected. For example, we may try to introduce more SaaS products for new industry verticals, with which we have little or no prior experience. Such efforts may require us to contribute a substantial amount of additional manpower and financial resources. We cannot ensure that any of such new products will achieve market acceptance or generate sufficient revenues to adequately compensate the costs and expenses incurred in relation to our development and promotion efforts. Enhancements and new products and services that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with our platform or other products and services or may not achieve the broad market acceptance necessary to generate significant revenue. If we fail to improve the existing products and introduce new ones in a timely or cost-effective manner, our ability to attract and retain clients and end users may be impaired, and our financial performance and prospects may be adversely affected. In addition, we may be required to continuously enhance our artificial intelligence so that quality undertaking can be provided to our clients. Further, the introduction of significant platform changes and upgrades may not succeed, and early-stage interest and adoption of such new services may not result in long term success or significant revenue for it.

If we are unable to develop enhancements to, and new features for, our existing or new services that keep pace with rapid technological developments, our business could be harmed. The success of enhancements, new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature, service or enhancement by clients, administrators and developers, as well as our ability to seamlessly integrate all of our products and service and develop adequate selling capabilities in new markets. Failure in this regard may significantly impair our revenue growth as well as negatively impact our operating results if the additional costs are not offset by additional revenues. In addition, because our services are designed to operate over various network technologies and on a variety of mobile devices, and our operating systems and computer hardware and software platforms use a standard browser, we will need to continuously modify and enhance our services to keep pace with changes in internet-related hardware, software, communication, browser, application development platform, WeChat Mini program platform and database technologies, as well as continue to maintain and support our services on legacy systems. We may not be successful in either developing these modifications and enhancements or in bringing them to market timely.

Additionally, if we fail to anticipate or identify significant internet-related and other technology trends and developments early enough, or if we do not devote appropriate resources to adapting to such trends and developments, our business could be harmed. Uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, including text messaging capabilities, or changes in client usage patterns thereof, could increase our research and development effort or service delivery expenses or lead to our increased reliance on certain vendors. Any failure of our services to operate effectively with future network platforms and technologies could reduce the demand for our services, result in client dissatisfaction and harm the business.

Our continued success depends on our ability to maintain and enhance our brands.

The brand identities that we have developed, including associations with trust, client priority and innovation, have significantly contributed to the success of our business. Maintaining and enhancing our brands are critical to expanding our base of clients, partners and employees. Our brands’ strength, particularly for our core services, will depend largely on our ability to remain a technology advantage and continue to provide high-quality innovative products, services and features securely reliably and in a manner that enhances our clients’ success even as we scale up and expand our services. In order to maintain and enhance the strength of our brands, we may make substantial investments to expand or improve our product and services or enter new markets that may be accompanied by initial complications or ultimately prove to be unsuccessful.

If we fail to maintain, enhance or protect our brands, or if we incur excessive expenses in our efforts to do so, our business, operating results and financial condition may be materially and adversely affected.

If third-party developers and providers do not continue to embrace our technology delivery model and enterprise cloud computing services, or if our clients seek warranties from us for third-party applications, integrations, data and content, our business could be harmed.

Our success depends on the willingness of a growing community of third-party developers and implementation engineers to build applications and provide integrations, data and content that are complementary to our services. Without the continued development of these applications and provision of such integrations, data and content, both current and potential clients may not find our services sufficiently attractive, which could impact future sales. In addition, for those clients who authorize a third-party technology partner access to their data, it does not provide any warranty related to the functionality, security or integrity of data access, transmission or processing. Despite contract provisions to protect us, clients may look to us to support and provide warranties for the third-party applications, integrations, data and content, even though those are not developed or sold by us, which may expose us to potential claims, liabilities and obligations, all of which could harm our reputation and our business.

Because we generally recognize revenue over the term of our customer agreements, downturns or upturns in new business may not be immediately reflected in our operating results.

We generally recognize revenue from clients ratably over the terms of their service and support agreements, which are typically 12 months. As a result, most of the revenue we report in each quarter is the result of subscription and support agreements entered into during previous quarters. Consequently, a decline in new or renewed service in any one quarter may not be reflected in our revenue results for that quarter. Any such decline, however, will negatively impact our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our services, and changes in our attrition rate, may not be fully reflected in our results of operations until future periods, including changes resulting from the effects of the COVID-19 pandemic.

We benefit from integration of our products and services with those of our business partners. If these business partners choose not to partner with us in the future, our business and results of operations may be harmed.

We benefit from integration of our products and services with our business partners, for example, we are a member of Tencent’s Cloud Native Accelerator, cooperating with Tencent’s WeCom, regarding implementation. We also work with implementers such as Bluelinksys. If entities who serve as our business partners change their cooperation model with us, our business, results of operations and financial condition may be adversely affected. We may also face competition from our business partners in a number of areas, including innovations in our businesses. Such competition may adversely affect our competitive position, business prospects and our relationship with our business partners. It may be necessary in the future to renegotiate agreements relating to various aspects of these collaborations or business partnerships. In addition, if our business partners choose not to partner with us, or choose to form collaborations with our competitors’ platforms, our business, financial condition and results of operations could be harmed.

Legal and Regulatory Risks

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products and solutions, and could adversely affect our business, results of operations and financial condition.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communications and business applications. Chinese government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting IT companies. Changes in these laws or regulations could require us to modify our products and platform in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges would limit the growth of internet-related commerce or communications generally or result in reductions in the demand for internet-based products and services such as our products and platform. Furthermore, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms,” and similar malicious programs. If the use of the internet is reduced as a result of these or other issues, then demand for our products could decline, which could adversely affect our business, results of operations and financial condition.

Failure to obtain, renew, or retain licenses, permits or approvals or failure to comply with applicable laws and regulations may affect our ability to conduct business.

The licensing requirements within the PRC cloud service industry are constantly evolving and we may be subject to more stringent regulatory requirements due to changes in the political or economic policies in China. The failure to obtain and/or maintain the licenses and permits required to conduct our business may subject us to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on our business operations, or the discontinuation of our operations. Any such disruption in our business operations could materially and adversely affect our business, financial condition and results of operations. See “Regulations” for more details. However, we cannot assure you that we will be able to successfully obtain the licenses, including but not limited to the value-added telecommunication licenses with local counterparts of the Ministry of Industry and Information Technology, or the MIIT, when required under applicable laws and regulations on a timely basis. Failure to do so may materially and adversely affect our business, financial condition, results of operations and prospects.

As of the date of this report, our WFOE has obtained the registration certificate of foreign exchange on September 4, 2023.

Any failure to obtain registration or protection of our intellectual property rights could impair our ability to protect our proprietary technology and our brand, causing us to incur significant expenses and harm our business.

If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology, affecting our brand, causing us to incur significant expenses and harming our business. Any of our patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. While we have many Chinese patents and pending Chinese and international patent applications, we may be unable to obtain patent protection for the technology covered in our patent applications or the patent protection may not be obtained quickly enough to meet our business needs. In addition, our existing patents and any patents issued in the future may not provide us with competitive advantages or may be challenged by third parties. Despite our efforts, we may still be unable to prevent third parties from using our intellectual property.

We may be required to spend significant resources and expenses to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. If we fail to protect our intellectual property rights, it could impact our ability to protect our technology and brand. Furthermore, any litigation, whether it is resolved in our favor, could result in significant expense to us, causing us to divert time and resources from our core business which results in harming our business.

We may be subject to claims by third parties for intellectual property infringement.

The software and internet industries are characterized by the existence of a large number of patents, trademarks, trade secrets and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We depend to a large extent on our ability to effectively develop and maintain intellectual property rights relating to the business. However, we cannot assure you that third parties will not put forward claims that our business infringes upon or otherwise violates patents, copyrights or other intellectual property rights which they hold, whether valid or otherwise. We may face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. Our PaaS cloud service business and SaaS standard product may become involved in litigious proceedings relating to allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and violations of rights of third parties. The validity, enforceability and scope of protection of intellectual property rights, particularly within China, are still evolving. As we may face increasing competition and as litigation becomes a more commonly pursued method for resolving commercial disputes in China, we may face a higher risk of being the subject of intellectual property infringement claims.

Defending against intellectual property claims is costly, time-consuming and can impose a significant burden on our management and resources. Further, there is no guarantee that we can obtain favorable final outcomes in all cases. Any adverse determination or settlement related to intellectual property claims or other litigation could prevent us from offering our services to others, could be material to our financial condition or cash flows, or both, or could otherwise adversely affect our operating results, including our operating cash flow in a particular period. In addition, depending on the nature and timing of any such dispute, an unfavorable resolution of a legal matter could materially affect our current or future results of operations or cash flows in a particular period.

We face challenges from the evolving regulatory environment and user attitude toward data privacy and protection. Actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations.

We operate in a regulatory environment in which data privacy and protection is evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect the cloud service industry, our clients and us. Regulatory investigations, restrictions, penalties and sanctions, whether targeted at us or not, may negatively affect the market environment in which we operate, our existing or potential clients, and our products and services, which may in turn have a material adverse effect on our business, results of operations and financial condition. It is also possible that we may become subject to additional or new laws and regulations regarding data privacy and protection in connection with the data we have access to and the data products and services we provide to our clients. Moreover, we may become subject to regulatory requirements as a result of utilization of our products and services by residents of, or travelers who visit, certain jurisdictions, such as the General Data Protection Regulation of the European Union, or the GDPR. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. Moreover, if a high-profile security breach occurs with respect to our competitors, people may lose trust in the security of cloud service providers generally, including us, which could damage the reputation of the industry, result in heightened regulation and strengthened regulatory enforcement and adversely affect our business and results of operations.

In recent years, the PRC government has enacted legislation relating to internet use to protect personal information from any unauthorized disclosure. For example, On August 22, 2019, the Cyberspace Administration of China (“CAC”) issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. On November 28, 2019, CAC, the General Office of the Ministry of Industry and Information Technology (“MIIT”), the General Office of the Ministry of Public Security (“MPS”) and the General Office of the State Administration for Market Regulation (“SAMR”) promulgated the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, taking effect on November 28, 2019. The Cybersecurity Law of the PRC (the “Cybersecurity Law”), as adopted by the Standing Committee of the National People’s Congress (“SCNPC”) on November 7, 2016, has come into force on June 1, 2017. In addition, SCNPC promulgated the Data Security Law of the People’s Republic of China (the “Data Security Law”) on June 10, 2021, which became effective on September 1, 2021. The Administrative Provisions on Security Vulnerability of Network Products (the “Provisions”) was jointly promulgated by the MIIT, the CAC and the MPS on July 12, 2021 and took effect on September 1, 2021. Personal Information Protection Law (the “Personal Information Protection Law”) was promulgated in August 2021 and became effective on November 1, 2021. On December 28, 2021, the CAC and certain other PRC regulatory authorities promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”). The Cybersecurity Review Measures took effect on February 1, 2022 and replace the Measures for Cybersecurity Review promulgated in April 2020. On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. On December 8, 2022, the MIIT issued the Measures for Data Security Administration in the Industry and Information Technology Field (Trial Implementation) (the “Administration Measures”), which became effective on January 1, 2023. See “Regulations” for more details.

The above laws and regulations are relatively new and subject to interpretation by the regulator. Although we only gain access to limited personal contact information that is necessary for, and relevant to, the services provided, we cannot assure you that whether the data we obtain, and use may include information that is deemed as “personal information” under the PRC Cyber Security Law and related data privacy and protection laws and regulations. We have placed great emphasis on protection of consumer’s data privacy and have established the information security management system; we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities. We will store the mobile phone number, ID number and address information of users in the order and payment module. However, such information is desensitized, so we do not have the ability to access user information in the whole chain. Technically, we have symmetric key to protect the security of customers. We strive to comply with all applicable laws and regulations relating to privacy and data collection, processing, use, and disclosure. These laws and regulations are continually evolving, are not always clear, and are not always consistent across the jurisdictions in which we do business, and the measures we take to comply with these laws, regulations and industry standards may not always be effective. In addition, there has been an increase in regulatory activities in connection with privacy and data protection in China, and the regulatory landscape is becoming more complex with increasingly strict requirements. We may be subject to litigation or enforcement action or reduced demand for the solutions or services if our suppliers or our clients fail to abide by applicable privacy laws or to provide adequate notice and/or obtain consent from end users. Any proceeding or perception of concerns relating to our collection, use, disclosure, and retention of data, including our security measures applicable to the data we collect, whether or not valid, could adversely affect our reputation. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of our products and services. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business, financial condition and results of operations. Furthermore, the developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal data, where applicable) may potentially deter end users from consenting to certain uses of their personal data. In general, negative publicity of us or our industry regarding actual or perceived violations of our end users’ privacy-related rights, including fines and enforcement actions against us or other similarly placed businesses, also may impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us; it could harm our reputation and brand, damage our relationships with consumers and have a material and adverse impact on our business, financial condition and results of operations.

Actual or alleged failure to comply with data privacy and protection laws and regulations could have a serious adverse effect on our reputation, and discourage current and potential consumers and users from using our services and adversely affect our business.

We are not a platform company that processes and analyzes user data to generate revenue. Instead, we are purely an enterprise software service company that only charges for product features. While we have adopted some measures to comply with the laws and regulations relating to the protection of personal information in China, we cannot guarantee the effectiveness of these measures. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against it, and could damage our reputation, discourage current and potential agents, consumers and service providers from using the services and subject it to fines and damages, which could have a material adverse effect on our business and results of operations.

With regard to our commercial arrangements, we and our counterparties, including third-party developers and external service providers, might be subject to contractual obligations regarding the processing of personal data. While we believe our and our counterparties’ conduct under these agreements is in material compliance with all applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we or our counterparties may fail, or be alleged to have failed, to be in full compliance. In the event that our acts or omissions result in alleged or actual failure to comply with applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we may incur liability. While we endeavor to include indemnification provisions or other protections in such agreements to mitigate liability and losses stemming from our counterparties’ acts or omissions, we may not always be able to negotiate for such protections and, even where we can, there is no guarantee that our counterparties will honor such provisions or that such protections will cover the full scope of our liabilities and losses.

Our insurance coverage may be inadequate to cover all significant risk exposures.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations, which is a general market practice in cloud service industry. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We may be involved in legal and other proceedings arising out of our operations from time to time and may face significant liabilities as a result.

We may be involved in disputes arising from our operations. These disputes may lead to various legal or other proceedings and may result in substantial costs, damages to our brand and reputation and a diversion of resources and management’s attention. In addition, we may have disagreements with regulatory bodies in the course of our operations which may subject us to administrative proceedings and unfavorable decrees that result in pecuniary liabilities or otherwise disrupt the business operations. We cannot assure you that we will not be involved in any major disputes or legal or other proceedings in the future. Furthermore, we seek to structure our business in a tax efficient manner. If any of our arrangements are successfully challenged by the relevant tax authorities, we may incur additional tax liabilities, which could adversely affect our financial condition or results of operations. On top of that, from time to time our directors and senior management may be parties to litigation or other legal proceedings. Even though we may not be directly involved in such proceedings, such proceedings may affect our reputation and, consequently, adversely impact our business.

We rely on a limited number of suppliers, manufacturers, and logistics partners for our products. A loss of any of these partners could negatively affect our business.

We rely on a limited number of suppliers and customers for our products, which exposes to supply chain and other risks. We have previously experienced, and may experience in the future, logistical constraints that cause delays. Although we believe we have redundancy and alternatives for the suppliers for the key components of our products, our reliance on a limited number of suppliers for the components and parts for our products and geographic concentration among our suppliers increase our supply chain risk. In addition, we do not have long-term binding commitments with any of our suppliers and instead operate on a purchase order basis. Therefore, we have no guarantee that they will continue to supply products or components for us on an ongoing basis. In the event of interruption from any of our suppliers, we may not be able to replace or increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Such suppliers also have experienced and may continue to experience logistical constraints arising from the COVID-19 pandemic.

Our suppliers and partners have no obligation to continue to accept purchase orders from us, and we may be unable to get them to accept additional orders or engage an alternate supplier on terms that are acceptable to us, which may undermine our ability to deliver our products to customers in a timely manner. For example, it may take a significant amount of time to identify a supplier that has the capability and resources to build our SaaS products and PaaS platform to our specifications in sufficient volume. Identifying suitable suppliers and logistics partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any of our significant suppliers or logistics partners could have an adverse effect on our business, financial condition, and results of operations.

Risks Related to Doing Business in China

The operational and legal risks associated with being based in and having operations in China also to the extent applicable apply to operations in Hong Kong and Macau which operate under different sets of laws from those of Mainland China.

The China regulatory authority has the right to regulate our operations in accordance with the PRC laws and regulations, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Youxin Technology Ltd is a holding company and is not a Chinese operating company. As a holding company with no material operations of its own, it conducts all of its operations and operates its business in China through its PRC subsidiaries, in particular, WFOE and its subsidiary, Guangzhou Youxin. Our operations are all located in China, and all of our clients are PRC persons. Because of our corporate structure as a Cayman Islands holding company with operations conducted by our PRC subsidiaries, the China regulatory authority may exercise oversight, and the regulations to which we are subject may change. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in China may be subject to change. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in China may require additional costs to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or suspend our development;

●	result in negative publicity on our reputation or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our operations could be materially and adversely affected as well as the value of our ordinary shares.

The Chinese government exerts oversight and supervision over the manner in which we must conduct our business activities and may intervene or influence our operations at any time in accordance with the applicable laws and regulations, which could result in a material change in our operations and the value of our shares.

The Chinese government has exercised and continues to exercise oversight and supervision over the Chinese economy in accordance with applicable laws and regulations. Our ability to operate in China is subject to by changes in those laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations.

Our business may be subject to various government and regulatory interference in the provinces in which we operate. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and in foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with this offering under PRC rules, regulations or policies.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission (“CSRC”) prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

On February 17, 2023, the CSRC issued the Trial Administrative Measures and relevant supporting guidelines, which became effective on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic enterprise in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedures with the CSRC in accordance with the Trial Administrative Measures. Where a domestic enterprise seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic enterprise seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of such event. Pursuant to the Trial Administrative Measures, if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed an indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is attributed to domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC, or its main place(s) of business are located in the PRC, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in the PRC. Since our PRC subsidiary Guangzhou Youxin contributed more than 50% of our consolidated revenues, profit, total assets or net assets for each of the fiscal years ended September 30, 2022 and September 30, 2023 and our operations are substantially conducted in the PRC, this offering constitutes an indirect offering by domestic companies under the Trial Administrative Measures and we are therefore subject to the filing requirements for this offering thereunder.

Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless. On September 6, 2024, the MOFCOM, and the NDRC promulgated the Special Administrative Measures for Access of Foreign Investment (2024 Edition), or the Negative List (2024). The Negative List (2024) stipulates that if a domestic enterprise engaged in business in the prohibited investment field issues shares abroad and is listed for trading, it shall be examined and approved by the relevant competent authorities of the state. According to a press release issued by the NDRC in relation to the Negative List (2024), the above provisions are only applicable to the direct overseas listing of domestic enterprises engaged in the prohibited investment field. However, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we should obtain such approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could have a material adverse effect on our ability to complete this offering or any follow-on offering of our securities or the market for and market price of our ordinary shares.

Our business is subject to various government regulations and regulatory interference. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although as of the date of this report, we have not been involved in any investigations initiated by the applicable governmental regulatory authorities, nor have we received any inquiry, notice, warning, or sanction in such respect, it is uncertain whether or when we might be required to obtain permission from any related PRC government to list our shares on Nasdaq, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. If our subsidiary (i) do not receive or maintain such permissions or approvals, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

If we are unable to complete the filing with the CSRC in a timely manner, the securities to be offered may substantially decline in value and become worthless.

According to the Trial Measures and the five supporting guidelines (collectively, the “New Overseas Listing Rules”), a domestic enterprise in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedures with the CSRC in accordance with the Trial Administrative Measures. Where a domestic enterprise seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic enterprise seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities, filings shall be made with the CSRC within three working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of such event. Pursuant to the Trial Administrative Measures, if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed an indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is attributed to domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC, or its main place(s) of business are located in the PRC, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in the PRC.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trail Measures (i.e. March 31, 2023) shall be deemed as the Existing Issuers. Although Existing Issuers are not required to complete the filing procedures immediately, Existing Issuers shall be required to file with the CSRC for any subsequent offerings.

Since we did not obtain approval from the SEC for the overseas offering and listing of our Class A Shares on or before March 31, 2023, our PRC counsel advised us that we are required to complete the filing procedures with the CSRC in connection with such offering and listing. We submitted the required filing materials to the CSRC on June 7, 2023. As of the date of this report, the CSRC has accepted the filing application documents and has provided its comments on July 11, 2023. We have submitted the response to those comments on July 25, 2023. On February 7, 2024, we have received from the CSRC a filing notice which indicated that we had completed the required filing application procedures for this offering. According to the Overseas Listing Trial Measures issued by the CSRC, which became effective on March 31, 2023, the CSRC will conclude the filing procedures and publish the filing results on the CSRC website within twenty working days after receiving the filing documents if the filing documents are complete and comply with the stipulated documents. However, during the filing process, the CSRC may request us to comply with additional documents or may consult with competent authorities, the time for which will not be counted in the twenty working days. Any failure on our part to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Shares, which will cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Shares to significantly decline in value or become worthless. We submitted the required filing materials to the CSRC on June 7, 2023 and we have received the filing notice dated February 7, 2024 from the CSRC in relation to our overseas offering and listing, which indicated that we had completed the required filing application procedures for this offering

Additional compliance procedures may be required in connection with this offering, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.

Relative to the CSRC’s Trial Measures and five supporting guidelines, which went into effect on March 31, 2023, and pursuant to Article 16 of the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. Where an issuer offers securities in the same overseas market after overseas initial public offerings or listing, it shall complete filing procedures with the CSRC within three working days after completion of offering.

Pursuant to the Trial Administrative Measures, we have to file with the CSRC with respect to this offering, and the CSRC will conclude the filing procedures and publish the filing results on the CSRC website within twenty working days after receiving the filing documents, if the filing documents are complete and in compliance with the stipulated requirements. However, during the filing process, the CSRC may request our company to supply additional documents or may consult with competent authorities, the time for which will not be counted in the twenty working days. The required filing materials with the CSRC in relation to the offering in the same overseas market include (without limitation): (i) record-filing reports and related undertakings; (ii) compliance certificates, filing or approval documents from the primary regulators of applicants’ businesses (if applicable); (iii) security assessment opinions issued by related departments (if applicable); (iv) PRC legal opinions issued by domestic law firms (with related undertakings); and (v) prospectus or listing documents. Pursuant to the Trial Administrative Measures, if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is attributed to domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC, or its main place(s) of business are located in the PRC, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in the PRC.

Since our PRC subsidiary contributed more than 50% of our consolidated revenues, profit, total assets or net assets for each of the fiscal years ended September 30, 2024, September 30, 2023 and September 30, 2022, and our operations are substantially conducted in the PRC, this offering constitutes an indirect offering by domestic companies under the Trial Administrative Measures and we are therefore required to complete the filing procedures with the CSRC in connection with this offering. Any failure or perceived failure of our company to fully comply with the filing requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. Also see “RISK FACTORS – Risks Related to Doing Business in China – If we are unable to complete the filing with the CSRC in a timely manner, the securities to be offered may substantially decline in value and become worthless” for more details as to the risks related to our compliance of the Trial Measures.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with clients in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Prior court decisions are encouraged to be used for reference, but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. Since a large number of laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, and regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We are also subject to the legal and operational risks associated with being based in and having substantially all operations in Mainland China. The operational and legal risks associated with being based in and having operations in China also to the extent applicable apply to operations in Hong Kong and Macau which operate under different sets of laws from those of Mainland China. These risks may result in material changes in operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures (2021 version) was issued, which became effective on February 15, 2022. The Anti-Monopoly Law, which took effect in 2008 and was amended on June 24, 2022, which amendment became effective August 1, 2022, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. As of the date of this report, the above regulations have not impacted our ability to conduct the business, accept foreign investments, or list on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our overall business and financial outlook.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in those laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Government actions in the future could significantly affect economic conditions in China or particular regions thereof and could require us to materially change our operating activities or divest ourselves of any interests we hold in Chinese assets. Our business may be subject to various government and regulatory interference in the provinces in which we operate. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The CSRC may exert more oversight and control over offerings that are conducted overseas and in foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with this offering. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our Chinese operations.

Further, Chinese government continues to exert more oversight and control over Chinese technology firms. On July 2, 2021, Chinese cybersecurity regulator announced, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s application be removed from smartphone application stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and BOSS Zhipin of Kanzhun Limited (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

Therefore, CSRC and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and in foreign investment in China-based issuers, especially those in the technology filed. Additional compliance procedures may be required in connection with this offering and our business operations, and, if required, we cannot predict we will be able to obtain such approval. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our ordinary shares to significantly decline or be worthless.

We may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures (2020 Version), which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services that affect or may affect national security. On December 28, 2021, the Cybersecurity Review Measures (2021 Version) was promulgated and became effective on February 15, 2022 and the Cybersecurity Review Measures (2020 Version) was repealed at the same time. The Cybersecurity Review Measures (2021 Version) iterates that the procurement of any network product or service by CIIOs or the conducting of data processing activities by online platform operators, that affects or may affect national security, shall be subject to a cybersecurity review and any online platform operators controlling personal information of more than 1 million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. And on September 24, 2024, the State Council published the Network Data Security Administrative Regulations which became effect on January 1, 2025. The Network Data Security Administrative Regulations provides that network data processing operators engaging in network data processing activities that affect or may affect national security must be subject to the cybersecurity review. According to the Cybersecurity Review Measures (2021 Version), a cybersecurity review is conducted by the CAC, to assess potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The state establishes a data classification protection system. According to the impact and importance of data on national security, public interests or the legitimate rights and interests of individuals and organizations, data are divided into general data, important data and core data, and different protection measures are taken for different levels of data. The state focuses on the protection of personal information and important data, and strictly protects core data. The Cybersecurity Review Measures (2021 Version) further require that online platform operators and data processing operators that possess personal data of at least one (1) million users must apply for a cybersecurity review if they plan to conduct listings in foreign countries.

While the Cybersecurity Review Measures (2021 Version) and the Network Data Security Administrative Regulations were recently adopted and the Administrative Regulations Draft has been released for public comment, and their implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. Due to the lack of further interpretations, the exact scope of what constitutes a “CIIO,” “online platform operators,” “data processors,” or “data handlers” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. We do not believe our business and activities would affect or may affect national security or we are among the “operators of critical information infrastructure” as mentioned above. However, as of the date of this report, we have not received any notice from any authorities identifying us as a CIIO or an online platform operator or requiring it to undertake a cybersecurity review by the CAC. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date. As the interpretation or implementation of those rules and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures (2021 Version) and Network Data Security Administrative Regulations, there is no assurance that we would not be subject to the cybersecurity review or other governmental procedures under those rules. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply. We cannot assure you that we can fully or timely comply with such laws should they be deemed applicable to our operations. We may be required to suspend new user registration in China or experience other disruptions to our operations should it be required to have a cybersecurity review by the CAC. Any cybersecurity review could also result in negative publicity with respect to us and diversion of our managerial and financial resources. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required for our listing on the Nasdaq Capital Market and the offering as well can be taken in a timely manner, or at all.

The regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations, among other things.

The recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact our Hong Kong subsidiary.

On June 30, 2020, the Standing Committee of the NPC promulgated the Law of the PRC on Safeguarding National Security in Hong Kong. The interpretation of the Law of the PRC on Safeguarding National Security in Hong Kong involves a degree of uncertainty.

Recently, the PRC government announced that it would step up supervision of overseas listed PRC businesses. Under the new measures, the PRC government will enhance regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. The PRC government will also check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to Mainland China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from Mainland China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong.

Given the PRC government’s significant oversight over the conduct of business operations in Mainland China and in Hong Kong, and in light of the PRC government’s recent extension of authority not only in Mainland China but into Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in the PRC can change quickly with little or no advance notice. For example, the government of Hong Kong may enact similar laws and regulations to those in Mainland China, which may seek to exert control over offerings conducted overseas by Hong Kong companies. If any or all of the foregoing were to occur, it could affect our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the U.S., which could cause the value of the securities we are registering for sale to significantly decline or become worthless.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we can pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with employees and paying various statutory employee benefits, including pensions insurance, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In addition, enterprises are forbidden to force laborers to work beyond the time limit and employers shall pay laborers for overtime work in accordance with the laws and regulations. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

We cannot assure you that we will be able to comply with all labor-related law and regulations, including those relating to obligations to make social insurance payments, to contribute to the housing provident fund, and to make overtime payment and other similar payment payable by us to our employees. If it is deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to employees and be subject to orders by competent labor authorities for rectification, and failure to comply with the orders may further subject us to administrative fines. In such an event, our business, financial condition and results of operations will be adversely affected.

Our business may be negatively affected by the potential obligations if we fail to comply with social insurance and housing provident fund related laws and regulations.

We conduct our core business in PRC, and we are required by PRC labor laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of our employees and associates. In October 2010, SCNPC promulgated the Social Insurance Law of PRC, effective on July 1, 2011 and amended it on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law of PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within thirty (30) days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. According to the PRC Social Insurance Law, if a person or entity obtains social insurance benefits through fraud, falsification of documents, or other means, the social insurance administrative department must order the fraudulent social insurance benefits to be returned and impose a fine equal to or less than five times the fraudulent amount. We could be subject to orders by competent labor authorities for rectification if we fail to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject us to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

We did not make contributions in full for the social insurance fund and housing provident fund for our employees as required under the relevant PRC laws and regulations. Although we have not received any order or notice from the local authorities nor any claims or complaints from our current and former employees regarding any non-compliance in this regard, we cannot assure that we will not be subject to any order to rectify non-compliance in the future, nor can we assure that there are no, or will not be any, employee complaints regarding social insurance payment or housing provident fund contributions against us, or that we will not receive any claims in respect of social insurance payment or housing provident fund contributions under the PRC laws and regulation. In addition, we may incur additional costs to comply with such laws and regulations by the PRC Government or relevant local authorities. Any such development could materially and adversely affect our business, financial condition and results of operations.

Our business may be negatively affected by the potential obligations if we fail to comply with PRC laws and regulations relating to compensations for laid-off employees.

According to the PRC Labor Contract Law (the “PRC Labor Contract Law”) which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2007, with the latest amendment taking effect on July 1, 2013, when an employer terminates the labor contract with an employee through negotiations, the employer shall pay to the employee compensations based on the number of years the employee has worked for the employer. If an employer fails to pay, the labor administrative department may order the employer to pay to the employee the statutorily required compensations within a time limit; if payment is not made within the time limit, the employer may be ordered to pay an extra compensation to the employee at a rate of not less than 50 percent and not more than 100 percent of the payable amount.

As of the date of this report, we did not make compensations for certain laid-off employees to the extent as required by the PRC Labor Contract Law and other applicable laws and regulations. Therefore, we may be ordered by the competent authority to pay to the laid-off employees the statutorily required compensations within a time limit; if payment is not made within the time limit, we may be ordered to pay an extra compensation to the laid-off employees at a rate of not less than 50 percent and not more than 100 percent of the payable amount.

Failure to keep the net log for the length of period as required under applicable PRC laws may expose us to potential penalties.

The Cybersecurity Law provides that network operators shall, according to the requirements of the rules for graded protection of cybersecurity, take technical measures to monitor and record the status of network operation and cybersecurity incidents, and preserve relevant net logs for not less than six months, failing which the competent department may order it to take corrective action and give it a warning. If the operator refuses to take corrective action, or such consequences as endangering cybersecurity are caused, the operator may be subject to fines not less than RMB10,000 but not more than RMB100,000, and its directly responsible person in charge may be imposed on fines not less than RMB5,000 but not more than RMB50,000.

We did not keep the net log for at least a period of six months as required by the Cybersecurity Law, and therefore we may be subject to orders by competent authority to take corrective actions, and fines not less than RMB10,000 but not more than RMB100,000, and our directly responsible person in charge may be imposed on fines not less than RMB5,000 but not more than RMB50,000.

Failing to register lease agreements with the relevant PRC government authorities as required by PRC law may expose us to potential fines.

Under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this report, all of our lease agreements for our leased buildings in China have been registered with the relevant PRC government authorities. We cannot guarantee, however, all leases will be registered timely by the lessors in the future. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

Our rights to use our leased properties could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.

There may be risk that our use of the leased properties is inconsistent with the designated purpose of the property use, for example a leased property might be leased to use for office space only but not for any other purposes, in which case we may not be able to continue to use the leased properties. The above risks might interrupt our business operations. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and provide services in Mainland China, which may experience corruption. Our activities in Mainland China create the risk of unauthorized payments or offers of payments by one of the employees or the consultants, because these parties are not always subject to our control. We are in the process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business.

Our existing safeguards and any future improvements may prove to be less than effective, and the employees or the consultants may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. The PRC government exercises significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, the growth rate or strategy, our results of operations could be adversely affected as a result.

Failure to comply with PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our subsidiaries, which could materially and adversely affect our liquidity and ability to fund and expand our business.

We are an offshore holding company conducting our operations in Mainland China through our subsidiaries. We may make loans to the subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, we may make additional capital contributions to the subsidiaries, we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in Mainland China in an offshore transaction.

Most of the aforementioned ways of making loans or investments in PRC entities are subject to PRC regulations, registrations, submission or approvals. For example, any loans to the subsidiaries and WFOE are subject to applicable foreign loan registrations with the local counterpart of the State Administration of Foreign Exchange (“SAFE”) and limitation on amount under PRC law. If we decide to finance our subsidiaries and WFOE by means of capital contributions, these capital contributions are subject to submission of information to and registration with certain PRC government authorities, including MOFCOM or its local counterparts and the State Administration of Market Regulation (“SAMR”) through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or SAFE Circular 19, effective June 2015 and amended in December 2019, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans (unless otherwise permitted in the business license), the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond our business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Specifically, SAFE Circular 16 provides that the capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in Mainland China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, the SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. However, since the SAFE Circular 28 and SAFE Circular 8 are relatively new, it is unclear how SAFE and competent banks will carry them out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations, submission or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to WFOE or our subsidiaries or with respect to future capital contributions by us to WFOE or our subsidiaries If we fail to complete such registrations, submission or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are a holding company, and we rely on funding on dividend payments from WFOE and Guangzhou Youxin, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses only through our subsidiary in the PRC. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from the PRC subsidiary. If the PRC subsidiary incurs debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of the PRC subsidiary calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business may be materially and adversely affected if our PRC Subsidiary declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

The PRC subsidiary holds certain assets that are important to our business operations. If any of the PRC subsidiary undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to the SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on December 17, 2012, and lastly amended in 2019, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective on May 13, 2013 and lastly amended in 2019, if our PRC Subsidiary undergoes a voluntary or involuntary liquidation proceeding, prior approval from the SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

To the extent cash in the business is in the PRC and Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong.

To the extent cash is generated in our PRC subsidiary and may need to be used to fund operations outside of Mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our business are located in the PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer funds or assets by the PRC government. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, any funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on our ability to transfer or distribute cash, which could result in an inability or prohibition on making transfers or distributions to entities outside of Mainland China and Hong Kong and adversely affect our business. Saved as the foregoing limitations imposed by the PRC government as described hereto, there are currently no limitations on our or our subsidiaries’ ability to transfer cash to investors.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Even though largely all of our revenue and expenses are denominated in RMB, fluctuations in exchange rates may nonetheless in the future adversely affect the value of our net assets and earnings. In particular, proceeds from the offering are made in U.S. dollars. Any unfavorable movement in the exchange rate of RMB against the U.S. dollar may adversely affect the value of our proceeds from the Offering. In addition, any unfavorable movement in the exchange rate of RMB against other foreign currencies may also lead to an increase in our costs, which could adversely affect our business, financial condition and results of operations.

You may experience difficulties in effecting service of process or enforcing foreign judgments against us, our respective executive officers and directors residing in China.

Substantially all of our assets are located in China and all of our directors and senior management reside in China. Therefore, it may not be possible to effect service of process or elsewhere outside of China upon us, our respective directors or senior management. Moreover, China has not entered into treaties for the reciprocal recognition and enforcement of court judgments with Japan, the United Kingdom, the United States and many other countries. As a result, recognition and enforcement in China of a court judgment obtained in other jurisdictions may be difficult or impossible.

There are uncertainties under the PRC laws relating to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

On December 28, 2019, the newly amended Securities Law of the PRC (the “PRC Securities Law”) was officially promulgated, which became effective on March 1, 2020. According to Article 177 of the PRC Securities Law (the “Article 177”), the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration. Article 177 further provides that the overseas securities regulatory authorities may not carry out investigations and evidence collection directly within the territory of the PRC, and that no Chinese entity or individual is allowed to provide any documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Moreover, the Civil Procedure Law of the PRC, promulgated in 1991 and last amended in 2017, provides that except for the request for and provision of judicial assistance in accordance with international treaties concluded or participated by the PRC, or via diplomatic channels, no foreign agency or individual may, without the consent of the competent authorities of the PRC, carry out investigation or collect evidence within the territory of the PRC.

It is our understanding that (i) the Article 177 is applicable in the circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent PRC authorities) and (ii) as of the date of this report, we are not aware of any implementing rules or regulations which have been published regarding application of the Article 177.

Our principal business operation is conducted in the PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out the investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there is no assurance that the U.S. regulators could succeed in establishing such cross-border cooperation in a specific case or could establish the cooperation in a timely manner.

Furthermore, as the Article 177 is relatively new and there is no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the CSRC or other relevant government authorities. As such, there are uncertainties as to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC. If U.S. regulators are unable to conduct such investigations, such U.S. regulators may determine to suspend and ultimately delist our ordinary shares from The Nasdaq Capital Market or choose to suspend or de-register our SEC registration.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S. listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the U.S. Securities and Exchange Commission (“SEC”). Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and our business operations will be severely hampered and your investment in our shares could be rendered worthless.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our ability to distribute profits to us, or otherwise adversely affect us.

The SAFE promulgated the Notice on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to material change of capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off).

We have requested PRC residents whom we know hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. However, we cannot assure you that the registration will be duly and timely completed with the local SAFE branch or qualified banks. In addition, we may not be informed of the identities of all of the PRC residents holding direct or indirect interests in our company. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident shareholders may subject such shareholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in the PRC may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. PRC individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are PRC residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are PRC residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such PRC residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our PRC resident shareholders to make the required registration will subject our PRC subsidiary to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of this offering into the PRC, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

If our subsidiaries were to lose their favorable tax treatments, we could face higher tax rates than we currently pay for much of our revenues.

The PRC Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008, and was last amended on December 29, 2018, generally applies a uniform enterprise income tax (“EIT”) rate of 25% to both foreign-invested enterprises (“FIEs”) and domestic enterprises. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, but need to re-apply every three years. During this three-year period, if a competent authority finds that an HNTE does not meet the HNTE criteria, the enterprise cannot continue to enjoy the 15% preferential tax rate, and must instead use the regular 25% EIT rate.

Since Guangzhou Youxin was approved as an HNTE (High and New Technology Enterprise) on December 20, 2021, Guangzhou Youxin was entitled to a reduced income tax rate of 15% from 2021 to 2024.

As Guangzhou Youxin failed to obtain the renewed HNTE certificate in 2024, Guangzhou Youxin will no longer be recognized as a HNTE after December 20, 2024 and thus it is subject to the income tax rate of 25% from 2024.

If we fail to maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our PaaS cloud services business in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations related to our PaaS cloud service and SaaS standard product may be materially and adversely affected.

On May 10, 2021, Guangzhou Youxin obtained “Information Security Management System Certification”, which proves that the company’s information security management system has passed the evaluation of NOA Certification and complies with GB/T 22080-2016/ISO/IEC 27001:2013 standard, and the scope of certification is “information security management activities related to the development and maintenance of computer software”.

On February 24, 2021, the Guangzhou Municipal Public Security Bureau issued the “Information System Security Level Protection Record Certificate” (No. 4401061303900001) to us, which was filed for the third level of Youxin Cloud System of Youxin Technology. This certification is made by the Public Security Authority that recognizes and assesses the information system security level protection status of each institution, in accordance with the national information security protection regulations and relevant systems, and the management norms and technical standards. What Guangzhou Youxin obtained is referred to as “Level 3 Equal protection”, which is the highest level of information protection certification for non-banking organizations in China. The Guangzhou Municipal Public Security Bureau conducts on-site inspection of Guangzhou Youxin annually. Guangzhou Youxin passed the annual inspection in May 2024. If Guangzhou Youxin fails the inspection, it will not affect its regular operations; However, it may affect the customer’s confidence in the information security of Youxin Cloud.

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the revenue that were generated through the unlicensed internet activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

We may be deemed a PRC resident enterprise for PRC Enterprise Income Tax (“EIT”) purposes under the EIT Law and be subject to PRC taxation on our global income.

Pursuant to the EIT Law, which came into effect on January 1, 2008 and was most recently amended on December 29, 2018, an enterprise established outside of China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform enterprise income tax rate, or EIT rate, of 25% on our global income. The regulation on the Implementation of the Enterprise Income Tax Law of the PRC defines “de facto management body” as the organization body that effectively exercises management and control over aspects such as the business operations, personnel, accounting and properties of the enterprise.

On April 22, 2009, the State Taxation Administration (“STA” and previously known as the State Administration on Taxation or “SAT”) released the Notice Regarding the Determination of Chinese Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”), as lastly amended on December 29, 2017, which sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of China and controlled by PRC enterprises or PRC enterprise groups is located within China. Under Circular 82, a foreign enterprise controlled by a PRC enterprise or PRC enterprise group is considered a PRC resident enterprise if all of the following apply: (i) the senior management and core management departments in charge of daily operations are located mainly within China; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meetings are located or kept within China; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within China. Further to Circular 82, the SAT issued Chinese-Controlled Offshore Incorporated Resident Enterprises Income Tax Regulation (“Bulletin 45”), which took effect on September 1, 2011 and lastly amended on June 15, 2018, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” Bulletin 45 provides procedures and administrative details for the determination of resident status and administration of post-determination matters. Although Circular 82 and Bulletin 45 explicitly provide that the above standards apply to enterprises which are registered outside of China and controlled by PRC enterprises or PRC enterprise groups, Circular 82 may reflect SAT’s criteria for determining the tax residence of foreign enterprises in general. If our global income were to be taxed under the EIT Law, our financial condition and results of operations may be materially and adversely affected.

You may be subject to PRC income tax on dividends from us or on any gain realized on the sale or other disposition of our shares under PRC law.

Under the EIT Law, subject to any applicable tax treaty or similar arrangement between China and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from sources within China payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if such gain is regarded as income derived from sources within China unless a treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20%, and gains from PRC sources realized by such investors on the transfer of shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws.

As substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our shares, or the gain realized from the transfer of our shares, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized from the transfer of our Shares or on dividends paid to our non-PRC resident investors, the value of our investors’ investment in our Shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“SAT Circular 698”) issued by the SAT in December 2009 with retroactive effect from January 1, 2008, where a nonresident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company (an “Indirect Transfer”), and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-resident enterprise, being the transferor, must report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax.

On March 28, 2011, the SAT released the SAT Public Notice (2011) No. 24 (“SAT Public Notice 24”), which became effective on April 1, 2011, to clarify several issues related to Circular 698. According to SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the jurisdiction where the overseas holding company is a resident.

On February 3, 2015, the SAT issued (“SAT Circular 7”), which abolished certain provisions in SAT Circular 698, as well as certain other rules providing clarification on SAT Circular 698. SAT Circular 7 provided comprehensive guidelines relating to, and also heightened the PRC tax authorities’ scrutiny over, indirect transfers by a nonresident enterprise of PRC taxable assets. Under SAT Circular 7, the PRC tax authorities are entitled to reclassify the nature of an indirect transfer of PRC taxable assets, when a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets, by disregarding the existence of such overseas holding company and considering the transaction to be a direct transfer of PRC enterprise income taxes and without any other reasonable commercial purpose. However, SAT Circular 7 contains certain exemptions, including (i) where a non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed holding company which holds such PRC taxable assets on a public market; and (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from enterprise income tax in the PRC under an applicable tax treaty or arrangement.

On October 17, 2017, the STA promulgated the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source (the “STA Circular 37”), which came into force and replaced the STA Circular 698 and certain other regulations on December 1, 2017 and partly amended on June 15, 2018. The STA Circular 37 does, among other things, simplify procedures of withholding and payment of income tax levied on non-resident enterprises.

We have conducted and may conduct acquisitions involving changes in corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

We may be required to obtain and maintain permits and licenses to operate certain of our business operations under PRC law.

Telecommunications operators in China are subject to regulation by, and under the supervision of, the MIIT, the primary regulator of the telecommunications industry in China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. The MIIT, under the direction of the State Council, has been preparing a draft telecommunications law, which, once adopted, will become the fundamental telecommunications statute and the legal basis for telecommunications regulations in China. In 2000, the State Council promulgated a set of telecommunications regulations, or Telecommunications Regulations, that apply in the interim period prior to the adoption of the telecommunications law.

Pursuant to the Catalog of Telecommunications Business of the PRC, or the Catalog, most recently amended in June 2019, providers of internet data center (IDC) services, including “internet-based resource collaboration” (IRC) services, are required to obtain an IDC license. IRC services are defined quite broadly under the Catalog to include the provision “in a shared, collaborative manner” of “data storage, application deployment and other internet-based services that are readily accessible and easily modifiable on an on-demand basis.” Under the current PRC laws and regulations, we believe that Guangzhou Youxin may not be deemed as the provider of IDC services and is not required to obtain an IDC license. We cannot guarantee, however, the additional changes or restrict won’t be imposed by the government for Guangzhou Youxin.

Laws and regulations governing the internet industry and related businesses in China are evolving and may involve significant uncertainty.

The PRC government extensively regulates the internet industry, including the foreign ownership of, and the licensing and permit requirements pertaining to companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty.

Risks and uncertainties relating to PRC regulation of internet businesses include new laws, regulations or policies that may be promulgated or announced to regulate internet activities, including PaaS cloud service businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties and our business operations could be disrupted.

There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing requirements. This means that our permits licenses or operations may be subject to challenge, or we may fail to obtain or renew permits or licenses that applicable regulators may deem necessary for our operations. If we fail to maintain or obtain the required permits or licenses, we may be subject to various penalties, including fines and discontinuation of, or restriction on our operations. Any penalty may disrupt our business operations and may have a material adverse effect on our results of operations.

The interpretation and application of existing or future PRC laws, regulations and policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in and the businesses and activities of internet businesses in China, including our PaaS cloud business. We cannot assure you that we will be able to maintain our existing licenses or obtain any new licenses required under any existing or new laws or regulations given the uncertainty and complexity of China’s regulation of internet businesses. There are also risks that we may be found to be in violation of existing or future laws and regulations. If current or future laws, rules or regulations regarding internet-related activities are interpreted in such a way as to render our ownership structure and/or business operations illegal or non-compliant, our business could be severely impaired and we could be subject to severe penalties.

If we rely on dividends paid by WFOE for our cash needs, any limitation on the ability of WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We currently conduct all of our business through Guangzhou Youxin, but we may conduct business in Mainland China through WFOE in the future. Although we do not currently intend to pay dividends, we may rely on the dividends received from WFOE to pay dividends to our shareholders in the future. Currently, PRC regulations permit the payment of dividends only out of distributable profits determined in accordance with the accounting standards and regulations in China, which differ in many aspects from generally accepted accounting principles in other jurisdictions. WFOE is required to allocate certain percentages of any accumulated profits after tax each year to their statutory common reserve fund as required under the PRC Company Law, until the aggregate accumulated statutory common reserve funds exceed 50% of our registered capital. These reserve funds cannot be distributed as cash dividends. In addition, if WFOE incurs debt on its own or enters into certain agreements in the future, the instruments governing the debt or such other agreements may restrict our ability to pay dividends or make other distributions to us. Therefore, these restrictions on the availability and usage of our major source of funding may materially and adversely affect our ability to pay dividends to our shareholders.

The PRC government’s control over currency conversion may limit our foreign exchange transactions, including dividend payments on our Shares.

The RMB is not presently a freely convertible currency, and current conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. There is no assurance that, under a certain exchange rate, we will have sufficient foreign currencies to meet our foreign exchange requirements. Under the current PRC foreign exchange control system, foreign exchange transactions under the current account conducted by us, including the payment of dividends following completion of the public offering, do not require prior approval from the SAFE, but we are required to present documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within China that have the requisite licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account conducted by us, however, must be approved or subject to registration in advance by the SAFE, its branches, or competent banks. There is no assurance that we will be able to receive these approvals or complete the registration in time, or at all. This could restrict the ability of our PRC subsidiary to obtain debt or equity financing in foreign currencies.

The existing foreign regulations allow WFOE, following completion of this offering, to pay dividends in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, there is no assurance that the PRC Government will continue to adopt this policy going forward. The PRC government may also restrict our access to foreign currencies for current account transactions at our discretion. Any insufficiency of foreign currencies may impair WFOE’s ability to obtain sufficient foreign currencies for dividend payments to us or to satisfy any other foreign exchange requirements.

PRC laws and regulations establish more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the M&A Rules, the Anti-Monopoly Law, and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM on August 25, 2011 and effective from September 1, 2011 (“Security Review Rules”), have established procedures and requirements that are expected to make the review of certain merger and acquisition activities by foreign investors in China more time consuming and complex. These include requirements in some instances to notify MOFCOM in advance of any transaction in which foreign investors take control of a PRC domestic enterprise, or to obtain approval from MOFCOM before overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control or security review.

There is no assurance that future audit reports will be prepared by auditors able to be inspected or investigated completely by the PCAOB, and if they are not, our ordinary shares may be prohibited from being traded on a national exchange under the HFCAA. The delisting of our ordinary shares, or the threat of being delisted, may materially and adversely affect the value of your investment.

Auditors of companies that are registered with the Securities and Exchange Commission (the “SEC”) and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB, and are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the relevant professional standards.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), and the U.S. House of Representatives introduced the AHFCAA on December 14, 2021 and referred to the House Committee on Financial Services. The AHFCAA was enacted on December 29, 2022 and reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two and, thus, would reduce the time before our securities may be prohibited from trading or delisted.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in Mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the SEC announced that the PCAOB signed a Statement of Protocol with the CRSC and the Ministry of Finance of the PRC, which sets out specific arrangements on conducting inspections and investigations by both sides over relevant audit firms within the jurisdiction of both sides, including the audit firms based in Mainland China and Hong Kong. This agreement marks an important step towards resolving the audit oversight issue that concern mutual interests, and sets forth arrangements for both sides to cooperate in conducting inspections and investigations of relevant audit firms, and specifies the purpose, scope and approach of cooperation, as well as the use of information and protection of specific types of data.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 determination report to the contrary. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our ordinary shares to be delisted from the stock exchange. On December 29, 2022, the Consolidated Appropriations Act was signed into law. The Consolidated Appropriations Act contains, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor. Our auditor, Marcum Asia CPAs LLP (“Marcum Asia”), is headquartered in New York City, New York, and has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in Mainland China or Hong Kong. Marcum Asia was not subject to the determinations announced by the PCAOB on December 16, 2021. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit Marcum Asia to provide audit documentation located in Mainland China or Hong Kong to the PCAOB for inspection or investigation, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on a national securities exchange and quotations by “over-the-counter” markets, may be prohibited under the HFCAA Act.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national security exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may influence our growth in China.

International trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

The PRC and other countries, including the surrounding Asian countries may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and the PRC with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and policies and the expected or perceived overall economic growth rate in China.

Uncertainty surrounding international trade disputes and the potential of the escalation of trade war and global recession could have a negative effect on customer confidence. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or the PRC that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Related to Our Corporate Structure and Operations

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules and regulations implemented by the SEC and The Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized foreign private issuers. If we fail to comply with these rules and regulations, we could become the subject of governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we are required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our ordinary shares.

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. Our Board of Directors could make such a decision to depart from such requirements by ordinary resolution.

The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our Board to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our Board of Directors would not consist of independent directors if we relied on the foreign private issuer exemption, fewer Board members would be exercising independent judgment and the level of Board oversight on the management of our company might decrease as a result. In addition, we could opt to follow Cayman Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company.

As a “controlled company” under the rules of The Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public Class A shareholders.

Our founding shareholder and Chief Executive Officer, Shaozhang Lin, beneficially owns 57.03% of our total voting power through his ownership of 3,942,945 Class A Shares and 5,605,727 Class B Shares, with Class B Shares having 20 votes per share, compared to 1 vote per share for Class A Shares. Upon the closing of this offering, Mr. Lin will continue to own a controlling interest in our company, and we will meet the definition of a “controlled company” under the corporate governance standards for Nasdaq listed companies. As such, we are eligible to utilize certain exemptions from the corporate governance requirements of The Nasdaq Stock Market. We are a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c). As a controlled company, we qualify for, and our Board of Directors, the composition of which is and will be controlled by this shareholder, may rely upon exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

●	a majority of the board of directors consist of independent directors;

●	compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

●	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating and corporate governance committee that is composed entirely of independent directors.

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our company, we are a “controlled company” as defined under Nasdaq Marketplace Rules.

Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies for so long as these shareholders are collectively able to control the composition of our Board and our Board determines to rely upon one or more of such exemptions.

Purchasers of our Class A Shares will be unable to elect any directors of our company or participate in our corporate governance.

We do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules for at least 1 year following completion of this offering. However, we may elect to avail ourselves of these exemptions in the future.

Risks Related to Ownership of Our Ordinary Shares

Our dual-class ordinary shares structure may negatively impact the market price of its ordinary shares.

We cannot predict whether the dual-class ordinary shares structure of our company, combined with the concentrated voting power of Mr. Shaozhang Lin as the ultimate holder of 5,605,727 Class B Shares (via his shareholding in Anxin Youxin Capital Ltd), will result in a lower or more volatile market price of our company’s Class A Shares, or other adverse consequences.

For example, certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes capital structure from being included in certain stock indices, including the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of the ordinary shares of our company may prevent the inclusion of our company’s Class A Shares in such indices, may cause stockholder advisory firms to publish negative commentary about our company’s corporate governance practices or otherwise seek to cause our company to change its capital structure, and may result in large institutional investors not purchasing our Class A Shares. Any exclusion from stock indices could result in a less active trading market for our Class A Shares. Any actions or publications by stockholder advisory firms or institutional investors critical of our company’s corporate governance practices or capital structure could also adversely affect the value of our Class A Shares.

The holders of Class A Shares are entitled to 1 vote per share and the holders of the Class B Shares are entitled to 20 votes per share. Each Class B Share is convertible into one Class A Share under certain circumstances. The difference in the voting rights between Class A Shares and Class B Shares could also harm the value of our Class A Shares to the extent that any investor or potential future purchaser of our company’s Class A Shares ascribes value to the right of holders of its Class B Shares to twenty votes per share of Class B Shares, or could potentially result in the Class B Shares receiving higher consideration in a sale of such company than that paid to holders of our Class A Shares. The existence of two classes of ordinary shares could also result in less liquidity for our Class B Shares than if there were only one class of ordinary shares. See “Description of Share Capital” for more information on our securities.

We are an “emerging growth company,” and we cannot be certain whether the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues reach $1.235 billion, if we issue $1.0 billion or more in non-convertible debt in a three year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following June 30. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company”, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Consequently, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our ordinary shares. We cannot predict if investors will find our ordinary shares less attractive because we plan to rely on this exemption. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares may decline.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the year ended September 30, 2024, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB and other control deficiencies. The material weaknesses that have been identified relate to (i) lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and reporting requirements set forth by the SEC to address complex U.S. GAAP technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with U.S.GAAP and SEC reporting requirements; (ii) lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; and (iii) lack of sufficient controls designed and implemented in IT environment and IT general control activities, which are mainly associated with areas of logical access management, change management as well as cyber security management.

Following the identification of the material weaknesses and control deficiencies, we have taken and planned to continue to take remedial measures, including hiring Serious Financial Management & Consulting (Shenzhen) Co. Ltd as our consultant which has the requisite training and experience in the preparation of financial statements in compliance with applicable SEC requirements, and implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. We plan to adopt measures to improve our internal file management procedures and an effective recognition procedure by (i) hiring additional finance and accounting staff with qualifications and work experiences in IFRS and SEC reporting requirements to formalize and strengthen key internal controls over financial reporting; (ii) design and formalizing internal control policies, ensuring clear segregation of duties, and implement a structured risk assessment process. Developing a comprehensive internal control framework that includes regular monitoring, clear accountability, and periodic reviews to enhance transparency and mitigate potential risks; and (iii) regularly conducting checks on the IT software we utilize to ensure its proper functionality, and arranging training sessions for our IT staff.

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with annual report on Form 20-F for the year ending September 30, 2024, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated.

In addition, our independent registered public accounting firm are required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this offering, we mainly operate our businesses as a private company in the PRC. As a result of this offering, our company is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. In addition, as long as we are listed on The Nasdaq Capital Market, we are also required to file semi-annual financial statements.

We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1 million per year that we did not experience prior to commencement of this offering.

As a result of disclosure of information in this report and in filings required of a public company, our business and financial condition has become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

If you purchase our ordinary shares in our initial public offering, you may not be able to resell those Shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our ordinary shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases.

There may not be an active, liquid trading market for our ordinary shares.

An active trading market for our ordinary shares may not develop or be sustained following the initial public offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active.

Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our ordinary shares.

We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce judgments against our company.

Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The Cayman Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Lastly, under the law of the Cayman Islands, there is little statutory law for the protection of minority shareholders. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the Memorandum and Articles of Association.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law since the common law of the Cayman Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Our Board of Directors may decline to register transfers of ordinary shares in certain circumstances.

Our Board of Directors may refuse to register the transfer of our company’s ordinary shares to any person. They may do so in their absolute discretion, without giving any reason for their refusal, and irrespective of whether the share is fully paid or our company has no lien over it.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any calendar year.

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

Our Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least five (5) clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one or more shareholders present in person or by proxy, representing not less than one-third of the outstanding shares carrying the right to vote at such general meeting. In the event we do not have quorum within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then: (a) if the meeting was requisitioned by the shareholders, it shall be cancelled; (b) in any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the shareholders present in person or by proxy shall constitute a quorum.

There may be difficulties in protecting your interests under the laws of the Cayman Islands.

Our corporate affairs are governed by, among other things, our Memorandum of Association, Articles of Association, the Cayman Islands Companies Act and common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those in other jurisdictions. Such differences may mean that the remedies available to the minority shareholders may be different from those they would have under the laws of other jurisdictions.

Certain facts, forecasts and statistics contained in this report are derived from a third-party report and publicly available official sources and they may not be reliable.

Certain facts, forecasts and other statistics contained in this report relating to China, the PRC economy and the industry in which we operate have been derived from various official government publications or other third-party reports. We have taken reasonable care in the reproduction or extraction of the official government publications or other third-party reports for the purpose of disclosure in this report, however, we cannot guarantee the quality or reliability of such source materials. They have not been prepared or independently verified by us, the underwriter or any of their respective affiliates or advisers and, therefore, we make no representation as to the accuracy of such statistics, which may not be consistent with other information compiled within or outside the PRC. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice, such statistics in this report may be inaccurate or may not be comparable to statistics produced with respect to other economies. Further, there is no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as the case may be in other jurisdictions. In all cases, investors should give consideration as to how much weight or importance they should attach to or place on such facts.

General risks

Our business is sensitive to general economic conditions, and any severe or prolonged downturn in the global or PRC economy could materially and adversely affect our business and financial condition.

Economic conditions in China are sensitive to global economic conditions. Because our current revenue is derived largely from China, our business and prospects may be affected by economic conditions in China. The sale of our products is dependent upon the consumption of goods in the retail industry, which may in turn depend on the level of disposable income, perceived future earnings and willingness to spend. Due to uncertain global economic conditions, particularly the current trade tension between the U.S. and China, our clients may reduce the amount they spend on cloud services, like ours. In addition, financial turmoil, banking systems or currency exchange rates may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all, which could also materially and adversely affect our business, results of operations and prospects.

The effects of the COVID-19 pandemic and related public health measures have materially affected how we and our clients are operating our businesses, and have in the past materially affected our operating results and cash flows; the duration and extent to which this will impact our future results of operations and cash flows remain uncertain.

The COVID-19 pandemic and related public health measures have materially affected how we operate, and have in the past materially affected our operating results and cash flows. The duration and extent to which this will impact our future results remain uncertain. During the lock down, we operated on a work-from-home basis which adversely impacted the productivity of certain employees, and these conditions may persist and harm our business, including our future sales and operating results. As long as the pandemic continues, our employees may be exposed to health risks. Working on site could expose our employees, clients and business partners to health risks and us to associated liability; and will involve additional financial burdens.

Moreover, the conditions caused by COVID-19 initially affected many clients’ willingness to spend on IT service and may in the future adversely affect our clients’ ability or willingness to purchase our cloud computing services. These conditions delayed and may in the future delay prospective clients’ purchasing decisions, and reduced and may in the future reduce the value or duration of our clients’ professional service contracts and affect attrition rates, all of which could adversely affect our future sales and operating results.

Our operations have been negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control, and COVID-19 cases (including the spread of variants or mutant strains) continue to exist in certain parts of Mainland China, which could impact the operations of our business infrastructure and service providers in such parts and delay our business processes, product development. Authorities throughout China have implemented numerous preventative measures to contain or mitigate further spread of the virus, such as travel bans and restrictions, limitations on business activity, quarantines, work-from-home directives and shelter-in-place orders. These public health measures have caused, and are continuing to cause, business slowdowns or shutdowns in affected areas, which have impacted our business and results of operations and cash flows. As we continue to monitor the situation and public health guidance throughout China, we may adjust our current policies and practices, and existing and new precautionary measures could negatively affect our operations.

The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the pandemic, future spikes of COVID-19 infections resulting in additional preventative measures to contain or mitigate the spread of the virus, the severity of the economic decline attributable to the pandemic and timing and nature of a potential economic recovery, impact on our clients and our sales cycles, our ability to generate new business leads, impact on our client, employee and industry events, and effects on our vendors, all of which are uncertain and cannot be predicted. The long-term impact of the COVID-19 pandemic on our financial condition or results of operations remains uncertain. In addition, uncertainty regarding the impact of COVID-19 on our future operating results and financial condition may result in our taking cost-cutting measures, reducing the level of our capital investments, and delaying or canceling the implementation of strategic initiatives, any of which may negatively impact our business and reputation. If the COVID-19 pandemic has a substantial impact on our employees’, partners’ or clients’ business and productivity, our results of operations and overall financial performance may be harmed. The global macroeconomic effects of the COVID-19 pandemic and related impacts on our clients’ business operations and their demand for our products and services may persist for an indefinite period, even after the COVID-19 pandemic has subsided. In addition, the effects of the COVID-19 pandemic may heighten other risks described in this “Risk Factors” section.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a holding company incorporated on October 21, 2022 under the laws of the Cayman Islands. Our operating subsidiary in the PRC, Guangzhou Youxin Technology Co., Ltd. was founded on March 12, 2018. Our company has no substantial operations other than holding all of the outstanding share capital of Youxin Cloud (BVI) Ltd, which was established under the laws of the British Virgin Islands on November 10, 2022. Youxin Cloud (BVI) Ltd is also a holding company holding all of the outstanding share capital of Youxin Cloud (HK) Limited which was incorporated on December 13, 2022 under the laws of Hong Kong. Youxin Cloud (HK) Limited is a holding company holding all of the equity of Hainan Youxin Mutual Enterprise Management Co., Ltd., a wholly foreign-owned enterprise in Mainland China, or WFOE, which was incorporated on February 17, 2023 under the laws of the PRC. The WFOE holds all of the equity of Guangzhou Youxin Technology Co., Ltd. Our Class A Shares being offered in this report are shares of Youxin, our Cayman Islands holding company.

Historical Timeline

●	March 12, 2018: We commenced operations through Guangzhou Youxin Technology Co., Ltd. (“Guangzhou Youxin”).

●	June 30, 2020: Shareholders Shaozhang Lin, Jinhou Sun, Weizhao Feng transferred their combined 100% shares in Guangxi Yousen Network Technology Co., Ltd. (“Guangxi Yousen”) to Guangzhou Youxin.

●	October 21, 2022: Youxin Technology Ltd (“Youxin Technology” or “Youxin Cayman”) was established as our offshore holding company to facilitate financing and offshore listing.

●	November 10, 2022: Youxin Cloud Ltd. (“Youxin BVI”) was established and is wholly owned by Youxin Technology.

●	November 17, 2022: Guangzhou Youxin disposed its subsidiary Guangxi Yousen.

●	December 13, 2022: Youxin Cloud (HK) Limited. (“Youxin HK”) was established and is wholly owned by Youxin BVI.

●	February 17, 2023: Hainan Youxin Mutual Enterprise Management Co., Ltd. (“YXHW” or “WFOE”) was established as a wholly foreign-owned enterprise in the PRC and is wholly owned by Youxin HK.

●	April 28, 2023: the former shareholders transferred their 100% ownership interest in Guangzhou Youxin to WFOE.

Our principal executive office is located at Room 1005, 1006, 1007, No. 122 Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong Province, PRC. The telephone number of our principal executive office is +86 13631357745. We maintain a website at https://www.ir.youxin.cloud/, on which we will post our key corporate governance documents, including our Board committee charters and our code of ethics. We do not incorporate the information on our website into this report and you should not consider any information on, or that can be accessed through, our website as part of this report. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Our cash generated from investing activities for the year ended September 30, 2024, 2023 and 2022 amounted to $360, $815 and $766,762, respectively.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://sec.gov. We use our website (https://www.ir.youxin.cloud/) as channel of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F.

As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act that are applicable to other public companies that are not foreign private issuers. For example, although we intend to report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual report with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our senior management, directors, and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

B. Business Overview

Overview

We are a SaaS and PaaS provider committed to helping retail enterprises digitally transforming their businesses to develop, use and control business applications without the need to purchase complex IT infrastructure. We leverage the technologies used to develop our PaaS platform to standardize a highly customized customer relationship management, or CRM, services to our clients that seamlessly connect all levels of the retail chain from management teams to customers. Our products give our retail clients a comprehensive view of their business operations in real time on multiple interfaces, allowing them to make critical business decisions anytime and anywhere.

Currently, we believe we are one of the few domestic SaaS or PaaS providers in Mainland China with a strong focus on mid-tier brands. In 2022, the percentage of retail sales in China by mid-tier brands was approximately 35% to 50% of all retail sales, according to CIC. Our products allow mid-tier brand retailers using offline direct distribution to connect the management team, distributors, salespersons, stores and end customers across systems, apps, and devices, providing retailers with a comprehensive suite of tools to instantly address issues using real-time sales data. Our products optimize the overall supply chain by streamlining the decision-making process, boosting efficiency and profitability.

We believe that there is substantial market opportunity for our SaaS product and PaaS platform in China. According to CIC, the market for retail public cloud services in China, including ours, has experienced rapid growth over the past five years and is projected to maintain this steady rate of expansion for the next five years. As the demand for cloud-based solutions continues to rise, we believe retailers will increasingly turn to public cloud services to streamline their operations, reduce costs, and enhance their overall performance. Yet, the penetration rate of SaaS in the Chinese retail industry was only 11.3% in 2022, and lower than 5% for PaaS.

For many mid-tier brands, traditional IT solutions cause their data to be scattered across various systems, making it difficult to get an overall view of their operations. The need for data integration and unified operation increases the demand for personalized integrated systems in which all software or terminals are fully interconnected, offering multiple data interfaces, and eliminating the problem of data silos. These larger, faster, and more complex systems capable of handling massive amounts of data and hybrid online and offline business management are needed to meet the retailers’ increasing IT demands and to streamline their operations, reduce redundancy, and increase productivity and profitability.

To meet the demands for customized and personalized SaaS products, traditional IT service companies in China must devote substantial resources because they lack standardized platforms capable of delivering personalized data integration and unified operations. Such traditional approaches can often be inefficient due to poor product replicability, heavy delivery and operation modes, and a significant drain on resources.

We believe our company is uniquely positioned to meet these needs for mid-tier brands in Mainland China. We specialize in supporting mid-tier brands that heavily rely on offline direct distribution with high volume IT update requirements. We provide a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications.

Our products are all powered by the flexibility and agility of the public cloud. We have developed one of the few PaaS platforms in Mainland China that can build complex external digital applications (especially transaction-related distribution, store, and e-commerce clouds). Moreover, contrary to traditional IT service providers in Mainland China, we make sure our clients conduct the deployment of our products in one single cloud.

Since our inception in 2018, we have achieved significant growth. We had 16 and 12 customers purchase our professional services and the payment channel services in fiscal year 2023 and 2024, respectively, primarily in the fast-moving consumer goods, cosmetics, and food and drink sectors. Typically, our customers first execute our one-year contracts for professional services. Under the professional services contract, we would develop the customized CRM system for the customer’s use. Our customers have the option to use other service providers for the payment channel services. Generally, our customers select us as the service provider for the payment channel services. As a result, the same customers purchased our payment channel services. For the same period, our PaaS platform empowered us to develop highly customized CRM SaaS products for some leading brands such as P&G Guangzhou and Lancang Ancient Tea. For the year ended September 30, 2024, we saw a net decrease with 4 customers using our professional services and payment channel services. Our net losses decreased from approximately RMB16.53 million ($2.34 million) for the year ended September 30, 2023 to approximately RMB9.23 million ($1.28 million) for the year ended September 30, 2024. Our revenues decreased by 42% from RMB6.32 million ($0.90 million) in fiscal year 2023 to RMB3.76 million ($0.52 million) in fiscal year 2024 and our gross profit decreased from RMB3.83 million ($0.54 million) in fiscal year 2023 to RMB2.46 million ($0.34 million) in fiscal year 2024

We generate revenue from professional services, payment channel services, and other revenues. Professional Services revenue are mostly derived from CRM system development services, additional function development services and subscription services. The CRM system development services include process design, project management, system deployment and implementation, and launch to trial operation and acceptance. Additional function development services are based on fulfilling the additional needs of customers for customized CRM systems. Subscription revenues are derived from subsequent maintenance or update services to the customer. Our company charges an annual service fee as long as the customer is still using the constructed CRM system based on the number of user accounts over the subscription period. Contracts are generally one year and full payment is generally collected in advance. Our company also enables the user to make with payment services thought our CRM system, such as top up, withdraw or transaction etc. Our company charges an agreed proportion of the transaction for the payment channel services. Lastly, our company charges a license fee to companies who provide services to their own customers based on our SaaS products.

Our Strengths

End to End Unified Enterprise Solutions

As one of the few providers of domestic applications that can support external digitization in Mainland China, we provide a comprehensive enterprise SaaS product and PaaS platform, with solutions across sales, marketing, and service for a variety of industries and business. Our solutions begin with our clients and end with our clients. Our customized service enables retailers to manage their business operations digitally and intellectually by covering online shop operation, marketing, online product window display, order fulfillment, multi-channel marketing, customer relationship management, and membership program management all on the same platform. We also enable merchants to build a 360- degree view of their customers, allowing them to see everything from sales and marketing to commerce. For sales, intelligent automations on the platform put relevant customer information in the hands of stores which enables them to resolve simple queries from customers without even speaking to distributors or another store. In the delivery process, each store can process sales and inventory information simply by using the platform on their mobile phones rather than making timely internal phone calls.

Below is an example that illustrates the digitalization of the overall business process of Lancang Ancient Tea using our PaaS platform.

Best-in-Class Features and Functionality

We stay at the forefront of cloud technology development and have built prominent research and development capabilities to maintain our technology leadership and upgrade our cloud solutions continuously. We have a strategy and a vision for how the platform can transform the client’s organization and provide one of the few domestic SaaS products and PaaS platforms in Mainland China that can support external digital applications (especially transaction-related distribution, stores and e-commerce clouds), with a high degree of support for customization and using the client’s own domain-specific language (“DSL”) while also supporting the implementation of a small amount of code in special scenarios, thereby reducing the difficulty of operational implementation for clients.

The following diagram illustrates how domain-specific language is utilized on the Youxin Cloud PaaS Platform.

Abundant Retail Industry Experience

Our business founders and management team have the business experience and insight to provide comprehensive and efficient solutions to meet the needs of our clients. The core team’s expertise in technology development and deep understanding of the retail business comes from their experience in big tech companies like Tencent Holdings Ltd (“Tencent”) and DiDi Global Inc., as well as fast-moving consumer goods companies like P&G Guangzhou and Unilever China Co Ltd. With technical expertise and business experience gained from years of work in internet-related industries, our visionary management team with its entrepreneurial spirit has been leading us since our establishment in achieving rapid and continued growth of our business. Combining a solid technology background with an in-depth understanding of industry verticals, we provide our service through distributors to various offline end customers. Our management team relentlessly pursues innovative solutions to bring greater value to customers.

Reduced Costs

Retailers using our SaaS product and PaaS platform can save on the heavy investment of setting up and maintaining complex IT infrastructure and multiple SaaS products. By outsourcing complex retail business requirements to us, our clients are able to adopt the latest technologies with purpose-built capabilities for security, compliance and interoperability. This allows our clients to enjoy the same features of high-quality standard SaaS product for a fraction of the price.

Strong Synergies with Our Partners

As one of 38 member companies in the world selected for Tencent’s Cloud Native Accelerator, we can leverage cooperation in multiple dimensions, such as technology, business, community and funding, to accelerate ecological system construction. Tencent is China’s leading cloud-native enabler. Tencent Cloud reported at the 2020 Cloud Native Technology Conference that cloud native product application programing interfaces, or APIs, which enable companies to open their applications’ data and functionality to external third-party developers, are used 10 billion times daily by over 1 million developers and 500,000 customers. Tencent Cloud Native Accelerator will export Tencent’s capabilities and technologies and collaborate with ecological partners to build a cloud native ecology. As a member of the Tencent Cloud Native Accelerator, we have and will continue to collaborate with Tencent on technology, business, community, and investment. For example, in May 2022, we leveraged our relationship with Tencent to develop an online application to facilitate the resumption of work and production in Minhang District, Shanghai after COVID-19.

Our Strategies

The key elements of our growth strategy include the followings, which we believe to empower us, further achieve greater growth and strengthen our market position:

Optimizing PaaS platform and SaaS service

We have fostered strong loyalty with existing customers as a result of the high-quality customized PaaS platform service and solutions we offer, as well as our ability to deliver tangible value to customers by effectively addressing their specific business needs. We intend to leverage the technologies and knowledge gained from creating customized platforms for our clients to create products that are approximately 90% standardized to meet the needs to mid-tier brands in China while also allowing for additional customization to meet the unique demands of any client. By doing so, we anticipate the ability to offer products that offer a customized level of service at a cost affordable to the mid-tier brand market.

Continue to Invest in Infrastructure and Technology

Our cloud platform relies heavily on infrastructure and technology. We allocate a substantial portion of our operating expenses to research and development, including upgrading our infrastructure, improving our cloud technology and developing new products and solutions. We incurred RMB8.21 million ($1.14 million), RMB15.18 million ($2.15 million) and RMB34.45 million ($5.26 million) of research and development expenses for the years ended September 30, 2024, 2023 and 2022, respectively. We intend to continue investing in our infrastructure to provide higher-quality cloud services and improve operation efficiency. Our leadership in technology is built by our highly innovative and dedicated research and development staff. We had a team of approximately 60 engineers, researchers, programmers and computer and data scientists as of September 30, 2022, approximately 98 % of whom hold a bachelor’s degree or above. As of September 30, 2024 and 2023, our research and development team accounted for 20 and 35 different staffs respectively, because of our product strategy and financial gap. Because our latest SaaS standard product, the Yunzhuidan, has been developed and launched for our customer base, we did not need anymore some of the R&D staff who specialized in new product development for the next 12 months. Our recent As a technology-driven cloud service provider, we want to improve our research and development activities to enhance our technological capabilities to provide a suite of software products that can be delivered rapidly, affordably, flexibly, and iteratively to address the needs of mid-tier brands in China.

Enhance Our Strategic Partner Ecosystem

We value the cooperation with our strategic partners and seek to further enhance our strategic partner ecosystem. Our SaaS product and PaaS platform are delivered on a public cloud platform, and we need our vendors to work with us to meet customers’ individualized requirements. Our current strategic partners include Beijing Jiujiatong Technology Co. Ltd., for SMS service; Ali Could for Cloud storage; CICC Financial Technology (Changsha) Co, Ltd. for payment services and Tencent Cloud Computing Beijing Co, Ltd. for network services. We intend to form additional strategic partner relationships with our suppliers, and to accelerate efficient growth via our partners.

Industry Overview

Overview of the Retail Industry

In the past several years, China’s retail market has experienced steady growth driven by its continued economic growth which increased per capita disposable income and enhanced mobile technology. According to China Insights Consultancy (“CIC”), China’s overall retail sales of consumer goods surpassed RMB 44.0 trillion in 2022, with a CAGR of 4.8% from 2017 to 2022. The CAGR from 2022 to 2027 is expected to be 5.0%, according to CIC. The consumer goods market in China encompasses both direct distribution and indirect distribution. Direct distribution includes online direct distribution where consumers buy directly from the manufacturer through e-commerce platforms like Tmall, JD.com, and offline direct distribution where consumers purchase goods directly from the brand’s brick-and-mortar retail stores. Indirect distribution includes online indirect distribution where the brand moves products from the manufacturer to customers through various online intermediaries and offline indirect distribution where the brand has its own distributors distributing the brand’s products to the retail stores and selling to customers. Our clients primarily use offline distribution methods.

Source: National Bureau of Statistics of China, China Insights Consultancy

According to CIC, offline retail sales of consumer goods comprised 68.6% of overall retail sales of consumer goods in 2022 and indirect distribution accounted for over 80% of offline retail sales of non-alcoholic drinks, apparel and footwear; over 75% of offline retail sales of alcoholic drinks, snack food, dairy products and alternatives, and over 65% of offline retail sales of cosmetics and home care.

Mid-Tier Consumer Goods Brands

Chinese consumer goods brands can be classified by annual sales volume. According to CIC, top tier brands are those brands with annual sales volume in the top 1 percent. Bottom-tier brands are those brands with an annual sales volume in the bottom 90th percent. Mid-tier brands are those brands with an annual sales volume from the top 1 percent down to the top 10 percent. Taken as a whole, mid-tier brands in China generate approximately RMB 15-20 trillion in annual revenue. Mid-tier brands typically have a sales force with over 50 individuals, divided into two to four management levels, a docking service of 500 to 1000 dealers and goods distribution to 50,000 to 200,000 terminal stores. Mid-tier brands cover practically all retail categories and are primarily comprised of regional brands.

The Challenge of Mid-Tier Brands

Consumer goods retail in China can further be categorized into two general business models, the “Pull Model” and “Push Model.” In the Pull Model the brand identity and recognition influences consumer spending with the effect of driving goods from the brand to the retail stores. In the Push Model, by contrast, the brand’s management drives sales by pushing the products to the distributors, who then distribute the products to the retail outlets. Because the mid-tier brands do not have the same resources as top-tier brands to pay for the high labor and management costs often associated with building a strong brand name and customer deep connection, the Push Model is the core business model typically adopted by mid-tier brands.

In the traditional Push Model used by mid-tier brands, critical business information must pass through several layers to reach the brand. Specifically, the brand relies heavily on the intermediate layer of management to indirectly convey information and instructions between its salesforce, and distributors A mid-tier brand with thousands of salespersons and hundreds of distributors dispersed across multiple regions, provinces, and cities, business leaders and headquarters can have difficulty obtaining timely and accurate information critical to its business due to the multilayer communication channels. The process can be time-consuming, expensive and result in significant information loss during the multi-level communication process.

Mid-tier brands using the Push Model can benefit from a fast and dependable digital tool to reduce communication layers by establishing a more direct connection between the mid-tier brands and front-line salespersons. However, because different brands have different organizational structures, sales regions, products, prices, promotions, orders, payments, etc., software service providers have had difficulty adequately effectively serving mid-tier brands. Traditional on-premise IT solutions for mid-tier brands typically have high customization costs, low delivery efficiency, and low business fit. We notice a significant opportunity for a new productivity system that is customizable to various business sectors yet more affordable to mid-tier brands.

Overview of China’s Cloud Service Market

We believe that a successful IT solution for mid-tier brands requires a system that is complex and flexible. The system must be complex enough to handle the complexity of corporate systems, data, processes, and personalization which allow developers to conduct infinite extension through open components, plug-ins, and models based on the specific needs of organizations for rapid customization development. The system must also be flexible enough to address the need for frequent updates that require a high level of code structure and ease of maintenance to meet the increasing demand for corporate data integration and unified operation, which necessitates a comprehensive connection between software/business nodes, the provision of numerous data interfaces, and the elimination of data silos.

High Growth of China’s Cloud Market

Source: China Insights Consultancy

Cloud services enable successful IT solutions that are both complex and flexible by providing on-demand access to a shared pool of configurable computing and storage resources and data that can be instantaneously deployed and scaled, providing enterprises with a variety of advantages over the traditional on-premise IT solutions.

Cloud services can either be private or public. Private clouds, also known as data centers, reside on a company’s own infrastructure, which is typically protected by a firewall and physically secured. Public clouds are on-demand and share infrastructure and resources provided by a third party. In a public cloud deployment, an organization uses one or more cloud services, such as software-as-a-service (“SaaS”), platform-as-a-service (“PaaS”), or infrastructure-as-a-service (“IaaS”), from a public cloud service provider such as AWS or Azure, without relying on private cloud (on-premises) infrastructure.

Retail integration in China is encouraging more offline merchants to adopt cloud based online store operations and management, thereby reducing the offline merchants’ reliance on human intervention and enhancing business efficiency. According to CIC, the market size of China’s cloud services increased from RMB 69.2 billion in 2017 to RMB 442.7 billion in 2022, representing a CAGR of 44.9%. This trend is anticipated to keep growing and is expected to reach RMB 1,466.8 billion in 2027, representing a CAGR of 27.1% from 2022 to 2027.

Globally, the market size of cloud services in terms of revenue grows from $146.7 billion to $397.4 billion from 2017 to 2022, China’s cloud services market size only takes 7.0% in 2017 and 16.6% in 2022 despite being the second-largest economy in the world, China’s cloud service market is still at an early stage. However, there has been a significant increase in the spending on cloud services as a percentage of total IT spending in China with a percentage of total IT spending rising from 2.8% in 2017 to 12.9% in 2022, indicating a growing demand for cloud-based solutions. Given this trend, it is projected that the spending on cloud services as a percentage of total IT spending in China will continue to rise and reach 32.6% by 2027, representing a significant shift towards cloud-based solutions.

Source: Ministry of Industry and Information Technology, China Insights Consultancy

Public cloud services have experienced high growth since 2017. According to CIC, the market size of public cloud services in China has increased from RMB 26.5 billion in 2017 to RMB 309.9 billion in 2022, representing a CAGR of 63.5% from 2017 to 2022, and is expected to reach RMB 1,155 billion in 2027, representing a CAGR of 30.1% from 2022 to 2027.2

Despite this growth, the spending on public cloud services as a percentage of total IT spending in the retail industry in China is still low, measuring 12.1% in 2022 and creating a large market opportunity for public cloud service in the retail industry.

Subsectors for Public Cloud Service

Source: China Academy of Information and Communication Technology, China Insights Consultancy

The market for public cloud services can be further segmented into IaaS, PaaS, and SaaS. We believe that China’s cloud service development is still in its infancy, with enterprises migrating from on-premise IT models to cloud services. We believe that SaaS and PaaS are the future growth drivers of China’s public cloud market as the transition from infrastructure to platform continues. In 2022, SaaS and PaaS comprised 25.7% of public cloud service revenue. PaaS has a CAGR of 92.8% from 2017 to 2022 and estimated CAGR of 31.9% from 2022 to 2027. Similarly, SaaS experienced a CAGR of 36.1% from 2017 to 2022 and is expected to have a CAGR of 29.8% from 2022 to 2027.

Our Solutions, Products and Development

Common Characteristics of Our PaaS Ecological Platform and SaaS Standard Product

Currently, our suite of products includes our high-quality PaaS cloud service and our SaaS standard product, Yunzhuidan, each specifically designed to address the needs of mid-tier brands. To date, we have designed over 80 PaaS cloud solutions covering a wide spectrum of the retail industry. Our SaaS standard product –Yunzhuidan – was just launched in February 2023. All of our products benefit from the following characteristics:

●Scalability. The services are scalable to handle business applications for a higher number of users, both automatically and manually. We use several techniques to ensure the smooth operation of our system (not including scheduled maintenance). Our servers have no disks and can boot immediately from cloud-based online storage. Microservice backend applications are spaceless, which makes it possible to deliver services in a production environment by creating a new server and allocating a set of microservice nodes.

●Accessibility. By utilizing enterprise applications running on PaaS platform and SaaS standard product, our clients’ internal employees can conduct business at any time and from any location, while external users and partner companies can use Youxin Cloud’s terminals, such as a retailer side application or distributor application, to generate business activities easily and quickly.

●Data Security. We use ISO27001 accreditation, Level 3 Equal Protection certification, hierarchical permissions for browsing at the application level, and real-time encryption and decryption modules for sensitive data to assure data security. These security measurements consist of industry-standard components and solutions. For security, Youxin Cloud uses AliCloud’s fortress machine, web application firewall and several security measures at the application level, to prevent unauthorized access to our customers’ data and avoid security threats or data leakage. We adhere to the concept of least privilege and restrict access to programs and databases. Before accessing our systems, all users must be approved, authenticated, and validated. To have access to our business services, users must have a valid user ID and password. Our flexible security paradigm enables various user groups to have varying degrees of system access. To safeguard data in transit, we demand the usage of Secure Socket Layer version 3, or SSL3, or Transport Layer Security, or TLS, between the user’s browser and our server, which we believe are the industry leading security protocols designed to facilitate privacy and data security for communications over the Internet. Additionally, Youxin Cloud enables corporate clients to include critical information in their storage tables, and each corporate client has their own encryption key. Before being written to the database, the key encrypts the sensitive data, and the database saves only the ciphertext, not the plaintext. Customers must pass through the decryption module to access the sensitive information. Operations and developers cannot access the database to get the critical information in plaintext.

Our PaaS Platform Benefits

Our core PaaS development platform offers the following benefits to our clients:

●	Cutting-edge cloud experience. Our cloud platform is architected specifically to enable mid-tier brands to operate their business in a flexible and distributed manner. Compared to traditional software enterprise service providers, our underlying software infrastructure is relatively distinct, and we maximize the total code efficiency for our clients by conducting private deployments on multiple clouds. We believe that Youxin Cloud is one of the few domestic cloud services in China for complex business systems based on PaaS that can build millions of complex external digital applications (especially transaction-related distribution, store, and e-commerce clouds). Traditional software vendors only customize and develop systems with simple internal applications that require little to no coding and cannot support complex external applications.

●	Drive revenue with efficiency and flexibility. With our simple and lightweight build applications, retail chain participants, such as distributors, stores, resellers can view data in real time on one screen. The communications stay up-to-date and accurate, avoiding repetition regardless of how a customer chooses to interact. To quickly react to the client’s IT need, the general customized applications developed by our PaaS platform can be delivered to the clients in approximately two months based on the client’s operation and specific needs.

●	Seamless end-to-end service. With a PaaS platform, retailers can be better connected to transactional data and customer history, enabling service agents to consistently deliver high-quality interactions. Based on the variety of cloud products, we have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers.

Highly Secured Multi-Tenant System. The Youxin Cloud system uses multi-tenant-oriented cloud services resource-sharing scheme, with good isolation design so that the resources seen from the tenant’s perspective are exclusive to it even though the underlying layer is shared by multiple tenants. The solution allows Youxin Cloud-based tenant-built corporate applications to operate on shared infrastructure servers or dedicated servers through configuration routing. This design enables simple tenant hierarchy, lowers the risk of infrastructure failures for big tenants, enhances system scalability and security, and enables deployment in a variety of locations.

Industry Standard Components and Solutions. We use industry-standard servers and network components for our Youxin Cloud. Our default operating systems and databases are Linux and MySQL, which are portable across a variety of platforms, including Microsoft Windows, Microsoft SQL Server, and Oracle databases. Youxin Cloud provides a Spring Cloud microservices system based on the Java ecosystem, Git distributed code management, Kubernetes container cluster management, RabbitMQ queue, and Redis cache. Youxin Cloud also employs Web 2.0 technologies such as AJAX and HTML to provide users with a consistent UI experience across multiple terminals.

Micro Cloud Service Architecture. We have established a micro cloud service architecture for our PaaS platform allowing large applications to be separated into smaller independent parts that when combined is capable of building millions of sophisticated external digital applications (particularly transaction-related distribution, stores, and e-commerce clouds) and can rapidly execute customized project deployments for our customers.

●	High concurrency: Includes over 60 microservices, 400 builds per week. Our platform can significantly minimize system requirements and server load via large-scale and concurrent cloud computing, which in turn provides a Kubernetes, an open-source container-orchestration system for service discovery, load balancing, high availability, cluster fault tolerance, scheduling, and deployment.

●	High Stability: We offer sophisticated fault isolation and failure analysis techniques based on Spring Cloud’s mechanism.

●	High adaptability: Distributed tracking and traffic control based on AliCloud ecology - service governance and service unbundling based on a thorough business domain understanding.

The chart below illustrates how Micro Cloud Service Architecture works for our PaaS platform.

Micro-service Architecture - Powerful componentization, agile development, continuous delivery

The Micro-service architecture is built on domain layer of "people, goods, money, field and bill order" and flexible extension of the PaaS middleware layer

Browser
APP
Mini-programs
Load balancing
Nginx Ingress
Open API Gateway
Git Code Management
Mirror Center
Mirror Repository
Continuous integration/release
CI / CD
Webhook
Common Components
Authority
ARMS Monitor
Eureka Service Detection
Kubernetes
Scheduler
Controller
Domain service layer
Encryption and decryption module
User
Goods
Money
Store
Order
Marketing
Content
User
Goods
Order
Others
PaaS middleware layer
Object Engine
Process Engine
Interface Engine
Integration Engine
Metadata
Physical table
ADB
Data Engine
BI Table
AI Recommendation

PaaS Sections. We developed the PaaS platform to facilitate technology-driven product interconnectivity suited for China’s vast retail enterprise customers. While low-code development platforms allow businesses to develop software quickly with minimal coding, we believe that they are not suitable for supporting the complex applications needed to meet the needs of mid-tier brands. After years of experimenting and adaptation, we created our own development language for the Youxin Cloud that supports the following distinct PaaS sections:

●	Applications. We have pre-built four core applications into Youxin Cloud:

Distribution Cloud

Store Cloud

E-Commerce Cloud

Customer Cloud

Each of these core applications can be downloaded and used immediately. New applications can also be developed and added to the platform. Each of our core applications consists of several sub applications which allow brand administrators, distributors, stores, and customers to log into separate personalized sites. Our product logic and development path are similar that of the Salesforce.com platform; however, the development platform accommodates more functions tailored to the Chinese retail market:

●	Object Engine. Available options include pre-built “complicated” domain-level objects, such as items, orders, stores, etc., and bespoke objects. The benefit of pre-built objects is that developers no longer need to construct sophisticated data storage and related logic from start, and they can extend these objects independently.

●	Interface Engine. The highly configurable front-end interface includes a component layer, a container layer, and a code layer. The majority of our competitors have only a single component layer and lack container and code layers. The component layer is pre-configured with dozens of components, including standard product listings and rotations. The container layer allows a user to drag-and-drop a container box and create a Photoshop-like interface within. With the code layer, we provide a low-code language that allows developers to write customized business code on the platform and expand functions as needed. This page’s front-end is developed and published in APP, Official Account, Mini Program, enterprise WeChat and other mobile terminals.

Below is an example of our interface:

●	Process Engine. Visualizes e-commerce flow, including order flow and shipment flow. Process visualization choreography, which is intuitive, clear, and powerful. We will visualize these processes to make it understandable to enterprise managers. Youxin has one of the few platforms in China capable of visualizing the essential components of e-commerce flow and modifying the engine in a flexible manner.

●	All-user Communication. The engine links employees, partners, distributors and clients. The management portal and partner portal are pre-configured, and all applications can be provided to users with distinct identities or responsibilities. Permissions can be configured by functional module (application, menu, object, field, button, etc.) and allocated to various individuals and identities via data line and rule.

●	Integration Engine. Our PaaS applications are not isolated, and for large organizations, they must be integrated with the enterprise’s original systems. Visually interacting with each other’s application programming interface is an advantage of the integration engine.

●	Data Engine. Visualization of data, an essential module for large systems. We offer data factories that can assemble diverse forms of data and enable peers to analyze them using a unified format. Our data factories are built on the PaaS platform’s data integration services, which create data-driven workflows to move and convert data, facilitating its display and sharing across multiple systems. Moreover, we offer robust charting components that cater to the diverse visualization requirements of our customers. With our services, customers can access a comprehensive data management solution that enables them to streamline their workflows, minimize data redundancy, and enhance productivity.

●	Data and Security. We have full data import, export, and printing capabilities, and data encryption procedures to suit the data security requirements of major clients.

●	Exap Domain Language. By providing Exap domain language, we can reduce the threshold requirements for clients to use code to modify software. For example, java-based systems can require over 5 years of java experience, whereas the Exap code in our platform allows one to operate with a simple syntax through the visualization process.

PaaS service User Experience. Our PaaS platform allows us to deliver an improved in-depth experience to all users, including brands, distributors, stores and consumers.

External Omni-channel Digital Solutions
Front Entrance
B2B applets: Owner Agent Sales Management
B2B2C applets: Shopkeeper Sales clerks Consumers
Brands
distributors
Stores
Consumers
Complimentary marketing
Discount marketing
Price reduction
Bundle sales
Distribution discounts
Lighting deal/ group buying
Marketing Management
Brands
Credit management
Integrated service provider
Marketing and sales events
Incentives/ Commissions
Member consumption amount
Member stored value amount
Empower training
Marketing and sales
Order online
Credit limit + balance - order amount > 0
Lancang Shipping
Service provider stores
Direct sales stores
Affiliate stores
Franchise
Guided store assistant
Merchandise management
Cashier order placement
Inventory counting
Commodity transfer
Sales returns
Purchase order
Uniform membership across stores
Member management
Bronze elite
Silver elite
Gold elite
Diamond elite
Stores marketing events
Store consumption
Membership reward points
Savings card
Tea room service
Light pros
O2O mall
Shopping
Coupons
Sharing
Orders
Credit points
After sales
Merchandise Management
Multipackage unit management
Purchase management
Box
Bundle
Piece
Different level of distributors
Limited categories
Limited categories
One item, one code
Inventory Management
Lancang's inventory
Inventory by store
Interfacing to ERP System
ERP Product Information
ERP Inventory Information
ERP Store Information
ERP Shopping Guide Information
ERP Member

●	Brand Experience. Our marketing section in our development platform empowers marketers to improve targeting and refine segmentation as well as removing manual processes to improve marketing efficiency. Decision makers gain access to actionable insights that allow data-driven decisions to improve business operations. They have greater visibility into the pipeline, they can assess the performance of different teams, and they can determine where things stand in the sales process, which offers them enhanced ability to build reports and dashboards and analyze data. The brand marketers may conduct complimentary marketing, discount marketing, price reduction, bundle sales, distribution discounts, lighting deal and group buying based on the customer data collected and perform online marketing activity through the platform.

●	Distributor Experience. Our platform allows distributors to automate their processes and move away from analog. With real time data, distributors are able to react more quickly to insights and make better decisions to improve inventory and ordering efficiencies. The integrated service provider is able to carry on credit management, and target credit sales events. The distributor team can keep records for their numbers of sales for incentives and commissions on the platform. This innovative process reduces unplanned downtime.

●	Store Experience. Our system provides stores with the data and platform needed to effectively manage all aspects of store operations including merchandise inventory, order placement, merchandise transfer and sales returns. For the order processing, data insights encourage improvements to inventory and ordering efficiencies. Offline store sales staff can engage with customers in-store in new ways which enhances their experiences with more seamless interactions. Store operators have critical information at their fingertips to help them operate more efficiently and with more flexibility and accuracy.

●	Customer Experience. We provide improved customer management throughout the ordering process, including pre-order, in-order and post-order. Our platform brings together disparate data sources and captures new data to create a complete profile of customers so stores can personalize and tailor their customer communications. Upon finishing a purchase, the consumers can receive membership reward points along with additional marketing materials through membership. Our online customer system creates deeper client connections with the brand through. Increased omnichannel retailing on our platform enables the customers to experience better data integrity.

Our SaaS Standard Product – Yunzhuidan

Based on the technology and knowledge gained from our PaaS platform, we have designed a more standardized SaaS product for our customers called Yunzhuidan, which launched in February 2023. Yunzhuidan is designed to meet the needs of the mid-tier brands in the Chinese retail industry. Our Yunzhuidan product is delivered ready-to-use, allowing clients to concentrate on building applications without having to worry about other components like operation systems, storage, and infrastructure. Our Yunzhuidan product allows brands to interact with its stores across multiple digital channels, bouncing between mobile, web and social interfaces before completing a purchase. It helps drive channel sales and partner performance by allowing a user to easily manage resellers, distributors and brokers all in one place. Users can conveniently communicate and retrieve various data files such as pictures, audio, video and text, etc.

Features:

Yunzhuidan provides the following features:

●	Acceleration of real-time online communication. Yunzhuidan features high availability, reliability, flexibility, and ease of use for real-time online communication between distribution chain participants. A manager may utilize real time information to immediately understand the front-line company condition, identify issues, and allocate duties. A salesperson and supervisor can use Yunzhuidan to collaborate to discover solutions, identify the appropriate distributor to place an order and facilitate an immediate response to instructions. For example, if a certain distributor needs an incentive policy that the brand did not previously provide, based on Yunzhuidan, they can quickly initiate an application to the corresponding manager. The manager will review and approve it at the same time as the information is synchronized. The platform’s benefits are not limited to just incentive policy communication; traditionally, the communication of frontline information about consumer goods has been a time-consuming process with numerous intermediate layers and delayed message transmission. Our core capability is to make business communication possible anytime, anywhere through mobile devices. We believe that Yunzhuidan can continuously and sustainably boosts the efficiency of employees within a business, resulting in observable performance and financial improvements for the organization.

●	Satisfaction of the customized demands. Yunzhuidan is tailored to match the specific demands of all mid-tier brands. The application can be built from zero by eco-partners or Our implementation engineers using our PaaS platform; or on Youxin Cloud’s existing mature SaaS products, through our low code language or object engine plus process engine, expanding the existing functions to meet the customization needs of enterprise clients.

●	Adaption to organizational changes. If changes occur within a company, such as organizational restructuring, staff transfer, regional mergers and splits, promotion policy adjustment, product up/down, pricing adjustment, etc., Yunzhuidan can be modified to meet the new requirements within a few hours or in one day.

●	User Friendly. The system is easy to use and can be mastered with almost no learning cost.

●	Affordable price. We believe our Yunzhuidan SaaS product allows our customers to enjoy product features found on much more expensive products for a fraction of the price.

●	Easily capture orders and data. Using mobile order capturing capabilities, Yunzhuidan can capture orders during a store visit and collect important data on product type, quantity, and pricing. This allows company management to receive an accurate and complete view of each customer visit.

Application Scenarios:

Yunzhuidan provides the following application Scenarios:

●	Precise Insight. Using real time sales data and business intelligence, Yunzhuidan gives business leaders precise insights into the company’s retail operations. In the first half of each month, priority can be given to displaying outstanding performance departments and individuals, sorting by order amount from high to low, identifying performance pacesetters, and quickly replicating the sales mode. In the second half of each month, the data can be displayed in terms of performance achievement rate (from low to high), and unbilled sales representatives and other vulnerable dimensions, and the performance status will be displayed. Users gain access to key performance indicators, trends and are able to drill down to determine the causes of performance issues.

●	Tracing the Origin. All actions or information tracked by users is synched in real-time to level-by-level managers; direct leaders are informed of the information, and give real-time care and guidance to help sales representatives quickly improve performance.

●	Every Track Leads to Results. Tracked personnel receive information and are able to adjust their work plan in real time, and reply quickly to the tracker; their reply is copied to the managers at each level in real time.

●	Order Tracking Effectiveness. Each tracking action is managed in a closed loop by month, with people as independent units and aggregated by various work dynamics. The performance of a department (region) or an individual can be ranked before order tracking (in the first half of the month) and performance compared to targets can be measured at the end of the month.

Our Customers

We primarily focus on providing service to mid-tier brands that rely on offline distribution strategies with significant IT upgrading needs. Our typical customer possesses over 50 sales personnel, divided into two to four management levels, a docking service of 500 to 1,000 dealers, goods distribution to 50,000 to 200,000 terminal stores, with annual sales between RMB100 million and 1 billion. These mid-tier brands primarily consist of retailers in the fast-moving consumer goods, cosmetics, and food and drink sectors.

Our platform has gathered a broad and diverse customer base, which has expanded rapidly since our inception. We generally enter annual cloud service contracts with our PaaS cloud service customers. For our enterprise PaaS cloud service customers, we enter into service contracts on a project basis.

The following table sets forth information as to each customer that accounted for 10% or more of net revenue for the years ended September 30, 2024, 2023 and 2022.

	Years Ended September 30,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Customer
Customer A	$194,598	37%	$264,686	30%	$208,085	16%
Customer B	134,551	26%	147,268	16%	-	-
Customer C	-	-	142,807	16%	-	-
Customer D	75,562	14%	121,509	14%	140,856	11%
Customer E	-	-	-	-	233,846	18%
Total	$404,711	77%	$676,270	76%	$582,787	45%

The following table sets forth information as to each customer that accounted for 10% or more of total gross accounts receivable as of September 30, 2024 and 2023.

	September 30, 2024		September 30, 2023
Customer	Amount	% of Total	Amount	% of Total
Customer B	$121,524	73%	$94,060	40%
Customer A	-	-	85,984	37%
Customer C	29,412	17%
Customer F	-	-	28,498	12%
Total	$150,936	90%	$208,542	89%

Sales, Marketing and Branding

To promote our cloud products and solutions, we either directly contact our customers or cooperate with third-party agents. Direct sales conducted by our experienced industry-focused sales team is the primary sales approach of our products. To promote our cloud products and solutions, particularly when we enter into a new vertical, we cooperate with industry leaders to complete lighthouse projects to demonstrate our technological capabilities and the advantages of our cloud products and solutions. We then leverage such lighthouse projects to develop and offer products and solutions for other customers, further penetrating the vertical. We seek to generate recurring revenues through after-sale services and cross-sell new solutions after we gain insights into customer needs.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our patents, trademarks, copyrights and domain names. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. We have entered into standard employee agreements and confidentiality and non-compete agreements with our full-time R&D staff, which provide that the intellectual property created by them in connection with their employment with us is our intellectual property.

As of the date of this report, we have registered 2 patents, 12 trademarks, 50 software copyrights, and 14 domain names in China and overseas. We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will succeed. Even if our efforts succeed, we may incur significant costs in defending our rights. See “Risk Factors – Legal and Regulatory Risks– Any failure to obtain registration or protection of our intellectual property rights could impair our ability to protect our proprietary technology and our brand, causing us to incur significant expenses and harm our business.”

Patent Information

Guangzhou Youxin owns 2 patents granted in the PRC:

Type	Title	Patent Number	Expiration Date	Audit Status
Invention	A Configurable Commission Settlement Method, Device, and Computer-Readable Storage Medium	ZL202110547220.6	2041-05-18	Certified
Invention	A quantity synchronization method and synchronization device based on a synchronization frame	ZL202110949465.1	2041-08-17	Certified

Guangzhou Youxin owns 8 pending patents in the PRC:

Type	Title	Patent Number	Application Date	Audit Status
Invention	Computer task execution method, device, equipment and storage medium	202210565732.X	2022-05-19	Substantive examination stage
Invention	Restricted method, device, equipment and storage medium for order operations	202210383377.4	2022-04-14	Substantive examination stage
Invention	A hybrid cloud-based data access system and public cloud server	202110834771.0	2022-05-19	Substantive examination stage
Invention	A multi-tenant Restful API interface management method and device	202210392323.4	2022-04-14	Substantive examination stage
Invention	A BPMN business process conversion method and device	202210490437.2	2022-05-06	Substantive examination stage
Invention	Multi-tenant data processing method and device based on metadata table	2021109236522	2021-08-12	Request for reexamination
Invention	A task abnormality alarm method, device, terminal equipment and storage medium	2021105468963	2021-05-19	Request for reexamination
Invention	General method, device and terminal equipment for connecting third-party service system interface	2021105370931	2021-05-17	Request for reexamination

Software Copyright Information

We have a total of 50 copyrights, including software copyright and literary work copyright. Copyright for software includes applications, platforms, and system software. Guangzhou Youxin owns 48 of those software copyrights and 2 literary copyrights.

Software copyrights owned by Guangzhou Youxin:

Type	Full Name of Software	Registration Number	First Publication Date	Registration Approval Date
Software Copyright	E-Commerce Network Sales Service Platform V1.0	2019SR1379484	2018-12-25	December 31 of the 50th Year after the First Publication
Software Copyright	E-Commerce New Retail Cloud Service Platform V1.0	2019SR1379477	2018-12-20	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin E-Commerce Management Backend System V1.0	2019SR1274969	2019-05-23	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Community Grouping System V1.0	2019SR1266142	2019-03-18	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Social New Retail System V1.0	2019SR1275038	2019-05-13	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Tankebao System V1.0	2019SR1257745	2019-05-21	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Social Mall System V1.0	2019SR1250418	2019-08-03	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Chain Store Management System V1.0	2019SR1270054	2019-08-21	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Distribution Management System V1.0	2019SR1257532	2019-09-16	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Social Distribution Platform V1.0	2020SR1760239	2020-07-01	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Omnichannel Business System V1.0	2020SR1768184	2020-07-31	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Omnichannel Data System V1.0	2020SR1739430	2020-09-22	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Store Shopping Guide Management Platform V1.0	2020SR1739465	2020-10-12	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Consumer Marketing Platform V1.0	2020SR1739431	2020-10-29	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Mobile Marketing Management System V1.0	2021SR1642266	2020-07-16	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin D2b Distribution Cloud Service System V1.0	2021SR1638327	2020-08-12	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin D2c Retail Cloud Service System V1.0	2021SR1638326	2020-09-09	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Store Management System V1.0	2021SR1638677	2020-10-21	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Enterprise Wechat Management System V1.0	2021SR1642393	2020-11-12	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Paas Platform System V1.0	2021SR1638325	2020-12-17	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Marketing Policy Management System V1.0	2021SR1638224	2021-03-11	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Kuaidoutong Live Management System V1.0	2021SR1638121	2021-04-12	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Open Platform Management System V1.0	2021SR1638122	2021-05-19	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin One Item One Code Management System V1.0	2021SR1642267	2021-06-10	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Warehouse Shipping Management System V1.0	2021SR1638324	2021-07-10	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Service Card Item Management System V1.0	2021SR1638176	2021-08-12	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Smart Marketing Integrated Operation Management Software V1.0	2022SR0760579	2021-06-18	December 31 of the 50th Year after the First Publication

Type	Full Name of Software	Registration Number	First Publication Date	Registration Approval Date

Software Copyright	Cloud Order Tracking Management System V1.0	2022SR1490871	2022-08-28	December 31 of the 50th Year after the First Publication
Software Copyright	Exap Low-Code Domain Programming Language System V1.0	2023SR0103176	2022-06-24	December 31 of the 50th Year after the First Publication
Software Copyright	Low-code formula management system V1.0	2023SR0097384	2022-08-31	December 31 of the 50th Year after the First Publication
Software Copyright	Service Pass Customer Management System V1.0	2023SR0097525	2022-03-29	December 31 of the 50th Year after the First Publication
Software Copyright	Data Import and Export Management System V1.0	2023SR0268178	2022-03-29	December 31 of the 50th Year after the First Publication
Software Copyright	Salesman Performance Management System V1.0	2023SR0123042	2022-10-13	December 31 of the 50th Year after the First Publication
Software Copyright	User Organization Rights Management System V1.0	2023SR0107895	2022-08-12	December 31 of the 50th Year after the First Publication
Software Copyright	Tracking Radar Management System V1.0	2023SR0106679	2022-05-18	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Object Management System V1.0	2023R11L1983532	2023-02-28	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Approval Management System V1.0	2023R11L1983619	2023-04-28	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Developer Platform V1.0	2023R11L1983963	2023-09-04	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Integration Engine System V1.0	2023R11L1983662	2023-05-29	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Page Code System V1.0	2023R11L1983775	2023-07-09	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Platform Logging System V1.0	2023R11L1983916	2023-08-15	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Application Development Management System V1.0	2023R11L1983817	2023-07-31	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Platform Task Management System V1.0	2023R11L1984005	2023-09-17	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Intelligent Data Analysis and Management System V1.0	2024SR0155465	2023-04-03	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Intelligent Visual Report Manager System V1.0	2024SR0151571	2023-06-25	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud User Information Management System V1.0	2024SR0159502	2023-08-01	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Data Rights Management Software V1.0	2024SR0917666	2023-02-24	December 31 of the 50th Year after the First Publication
Software Copyright		2024SR1744114		December 31 of the 50th Year after the First Publication
Software Copyright		2024SR1744337		December 31 of the 50th Year after the First Publication
Software Copyright		2024SR2088720		December 31 of the 50th Year after the First Publication

Software Copyright owned by Guangxi Yousen Network Technology Co., Ltd.:

Literary Work copyright owned by Guangzhou Youxin:

Type	Full Name of Work	Registration Number	Completion date	Status	Valid Period
Literary Work	Youxin Cloud	National Work List-2022-F-10163958	2021-01-29	Unpublished	December 31 of the 50th Year after the First Publication
Literary Work	Youxin Technology Enterprise Logo	National Work List-2022-F-10163959	2021-01-29	Unpublished	December 31 of the 50th Year after the First Publication

Trademark Information

Trademarks owned by Guangzhou Youxin:

Registration Number	List of Goods / Services	Trademark	Status	Valid Period
52279866	Class 35: Retail or wholesale services of medical supplies	Youxinyundian	Registered	2021-10-21 through 2031-10-20

52281671	Category 9: face recognition equipment; mobile phone pattern inspection; office punching machine; painting machine; blueprint equipment	Tankebao	Registered	2021-10-21through 2031-10-20

52284041	Class 35: Retail or wholesale services of medical supplies	Youxinyunshang	Registered	2021-10-21through 2031-10-20

52290823	Class 9: Data processing equipment; computers; computer software (recorded); downloadable computer application software; computer hardware; recorded or downloadable computer software platforms; downloadable mobile phone application software; connectors (data processing devices); personal digital assistants (PDAs); facial recognition devices	Huiguantong	Registered	2021-08-14 through 2031-08-13

52297031	Class 35: Advertising; market analysis; advertising; marketing; personnel management consulting; management services for the relocation of commercial enterprises; systematization of computer database information; accounting; seeking sponsorship; retail or wholesale services for medical supplies	Huiguantong	Registered	2021-08-14 through 2031-08-13

Registration Number	List of Goods / Services	Trademark	Status	Valid Period

52299260	Class 42: Technical research	Huiguantong	Registered	2021-10-07 through 2031-10-06

52299861	Class 35: Retail or wholesale services of medical supplies	Youxinyunbo	Registered	2021-10-21 through 2031-10-20

40645375	Class 35: Retail or wholesale services of medical supplies	Youxinyun	Registered	2020-06-14 through 2030-06-13

40623355	Category 9: Face recognition equipment	Youxinyunfu	Registered	2020-06-14 through 2030-06-13

40623355	Category 9: Face recognition equipment	Youxinyunfu	Registered	2020-06-14 through 2030-06-13

40638648	Class 35: Retail or wholesale services of medical supplies		Registered	2020-06-14 through 2030-06-13

61707357

Class 9: Slide projection equipment; optical film for adjusting the clarity of the image attached to the display of electronic products; face recognition equipment

Equipment; automatic sprinklers for fire fighting; industrial radiation equipment (cut-off)

		Youxinkeji	Registered	2022-09-14 Through 2032-09-13

61739964	Class 42: Seismic analysis services; provision of scientific information on climate change; handwriting analysis (handwriting science); mapping services; naming Services (cut-off)	Youxinkeji	Registered	2022-09-14 Through 2032-09-13

61728248	Class 35: Retail or wholesale services of medical supplies		Registered	2022-10-28 Through 2032-10-27

Domain Name Information

Guangzhou Youxin has 14 domain names:

Domain Name	Registration Date	Expiration date	Domain Owner	Website record / license number
youxindata.com	2019-04-26	2025-04-26	Guangzhou Youxin	Yue ICP 18029216-11
youxin.plus	2020-03-01	2025-03-01	Guangzhou Youxin	Yue ICP 18029216-6
youxin.live	2020-03-01	2025-03-01	Guangzhou Youxin	Yue ICP 18029216-7
youxindece.com	2019-04-26	2025-04-26	Guangzhou Youxin	Yue ICP 18029216-12
youxintiao.com	2018-01-31	2025-01-31	Guangzhou Youxin	Yue ICP 18029216-3
youxin.biz	2020-03-01	2025-03-01	Guangzhou Youxin	Yue ICP-18029216-8
youxinpaas.com	2019-06-26	2025-06-26	Guangzhou Youxin	Yue ICP-18029216-10
youxin.cloud	2019-07-25	2025-07-25	Guangzhou Youxin	Yue ICP-18029216-5
rongxintech.cn	2018-02-11	2025-02-11	Guangzhou Youxin	Yue ICP-18029216-2
youxincloud.com	2019-08-05	2027-08-05	Guangzhou Youxin	Yue ICP-18029216-4
youxin.shop	2020-03-01	2025-03-02	Guangzhou Youxin	Yue ICP-18029216-13
rongxin.tech	2018-01-12	2026-01-13	Guangzhou Youxin	Yue ICP-20002118-1
youxinpaas.cn	2019-06-26	2025-06-26	Guangzhou Youxin	Yue ICP-18029216-9
youxintiao.cn	2018-01-31	2025-01-31	Guangzhou Youxin	Yue ICP-18029216-3

Data Privacy and Protection

When providing our solutions, we may have access to certain data of our customers and of end users of our customers. We have designed strict data protection policies to ensure that the collection, use, storage, transmission and dissemination of such data comply with applicable laws and with prevalent industry practice.

When we are providing our solutions, we may have access to certain data of our customers and end users of our customers. We have designed strict data protection policies to ensure that the collection, use, storage, transmission and dissemination of such data comply with applicable laws and with prevalent industry practice, and we regularly review these policies and their implementation. We have established an Information Security Committee that is responsible for ensuring our compliance with our internal policies and the applicable laws and regulations on data privacy and security. In addition, since it is our customers instead of us that directly collect and use the data of end users, we have required each of our customers to implement strict data protection policies with respect to its collection and use of such data.

We have established an all-round information system in compliance with all data security requirements. Our information system applies safeguards, including double-firewalls, antivirus walls and web application firewalls. We encrypt data to enhance data security. Our database can only be accessed through computers designated for authorized use. These computers cannot be connected to the internet, and no data can be exported to an external device. Only authorized staff can access these computers for designated purposes. We also have clear and strict authorization and authentication procedures and policies in place. Our employees have access to data that is directly relevant only and necessary for their job responsibilities, and they must verify authorization upon every access attempt. We have established a data backup system to encrypt and store data, and we conduct data restoration tests to examine the status of the backup system on a regular basis. We also have a comprehensive system in place to handle data security matters that may arise in the course of our operation in order to minimize the risk of data loss. We do not share any data in any form with any third parties without the permission of our customers. Besides, when a customer discontinues using our services, we will delete all data of that customer and its end users that is stored on our cloud.

We provide data privacy trainings to employees on a periodic basis to increase their compliance awareness. In addition, employees are required to sign a confidentiality agreement with us, which prohibits them from disclosing any confidential information relating to their work without our consent.

We have obtained certifications demonstrating that our information security systems conform to domestic and international standards, including ISO 27001 (with respect to information security management activities related to computer software development and maintenance) and the Certificate of Hierarchical Security Protection of the Information System issued by the public security authority pursuant to which our information security system was certified as Grade III under applicable PRC laws and regulations. As of this report, we have received no claim from any third party against us on the ground of infringement of such party’s right to data protection as provided by the PRC General Principles of Civil Law or any laws and regulations in other jurisdictions, and we have experienced no material data loss or breach incidents.

Competition

In China, our competitors for our PaaS platforms include Yongyou (“用友”） and Xuanwu Cloud (“玄武云”). With respect to our SaaS products, our competitors include Force.com, ClickPaas, Mingdao Cloud, Youzan, etc. Compared to other industry competitors, we believe our products offer the following distinct advantages:

●	ability to support comprehensive communication between employees, partners, customers;

●	low code integration of external services, authentication, interface configuration and data mapping nodes, complex application integration, and tool panel integration;

●	platform performance, interoperability, scalability, and reliability;

●	pre-configured “complex” domain-level standard objects, such as products, orders, stores, etc.;

●	ability to build a supply retail chain ecosystem, including workflow, business flow, e-commerce flow (orders/merchandise, etc.);

●	fully supports internal and external applications, especially external digital applications, including distribution cloud, store cloud, e-commerce cloud, and customer cloud, etc.

●	highly customizable front-end interface with dozens of pre-built components, and a container box to create an interface like photoshop;

●	full support for APP, Official Account, Mini Program, enterprise WeChat and other mobile terminals; and

●	support for secondary development, with its own DSL language and custom code.

See the section titled “Risk Factors” for a more comprehensive description of risks related to competition.

Our Company’s Employees

Guangzhou Youxin had 84 and 57 full-time employees as of September 30, 2022 and 2023, respectively. As of September 30, 2024, Guangzhou Youxin employed a total of 32 full-time employees. All of our employees were located in Mainland China.

Department	September 30, 2024	September 30, 2023	September 30, 2022
General Manager Office	3	4	4
Sales and Marketing	7	14	15
Human Resources & Administration	1	2	3
Accounting	1	2	1
R&D Department	20	35	61
Total	32	57	84

All of Guangzhou Youxin’s employees are employed in Mainland China. Guangzhou Youxin’s employees are not represented by a labor organization or covered by a collective bargaining agreement. Guangzhou Youxin has not experienced any work stoppages.

Guangzhou Youxin is required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds. We contributed an aggregate of approximately $282,467, $479,262 and $1,320,272 to the employee benefit plans, social insurance and housing funds for the years ended September 30, 2024, 2023 and 2022, respectively. Although the effect on our liquidity by the payments for these contributions is immaterial, Guangzhou Youxin believes that it is in material compliance with the relevant PRC employment laws.

Recent Capital Expenditures

Our capital expenditures are incurred primarily in connection with investment in property, equipment and software. Our capital expenditures were $ nil, $nil and $1,618, respectively, for the year ended September 2024, 2023 and 2022. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Legal Proceedings

From time to time, we have been involved in litigation relating to contract disputes and other matters in the ordinary course of our business. See “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Contractual Obligations – Contingencies.” We are not currently a party to any material legal or administrative proceedings.

C. Organizational Structure

Each holder of Class A Shares of our company is entitled to 1 vote per share, and each holder of Class B Shares of our company is entitled to 20 votes per share. Each Class B Share is convertible into one Class A Share under certain circumstances. Our current corporate structure is as follows:

Anxin Youxin Capital Ltd
BVI
17.938%
Hope Youxin Capital Ltd
BVI
5.343%
FWZ Youxin Capital Ltd
BVI
5.343%
Youxin XHB Capital Ltd
BVI
12.617%
Youxin HW Capital Ltd
BVI
7.238%
Kaitai YL-I Ltd
BVI
5.355%
Kaitai HD Ltd
BVI
1.400%
Suzhou GSR ZhaohuaVentures III Partnership (Limited Partnership)
10.264%
BAIYAN Capital Ltd
BVI
6.000%
SHENGKAI Capital Ltd
BVI
6.000%
WonderFems Capital Co., Ltd
BVI
7.500%
WXING (BVI) LIMITED
6.000%
FUNGYING WONG
4.500%
CHICHING HUNG
4.500%
100%
Youxin Technology Ltd[1]
("Youxin Cayman")
100%
Youxin Cloud (BVI) Ltd
("Youxin BVI")
100%
Youxin Cloud (HK) Limited
("Youxin HK")
Offshore
100%
Onshore
Hainan Youxin Mutual Enterprise Management Co.,Ltd.
("WFOE"/ "YXHW")
100%
Guangzhou Youxin Technology Co.,Ltd.[2]
("Guangzhou Youxin")

Note: 1. Youxin Technology Ltd is our offshore holding company to facilitate financing and offshore listing.
2. Guangzhou Youxin Technology Co.,Ltd. is our operation entity incorporated in China.

D. Property, Plant and Equipment

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. The land use rights to the property on which our facilities are situated are held by third parties from which we lease such property.

As of the date of this report, Guangzhou Youxin leases one office space from Guangzhou Yuantai Property Leasing Management Co., Ltd., located at Room 1005, 1006, 1007, No. 122 Huangpu Avenue West, Tianhe District, Guangzhou. The total leased area spans 162.22 square meters. The lease commenced on May 10, 2024, and the expiration date is May 9, 2027. The property is leased without any pledge/mortgage as of the date of this report.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in the annual report.

Overview

We are a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using our cloud-based SaaS product and PaaS platform to develop, use, and control business applications without the need to purchase complex IT infrastructure. Our PaaS platform and SaaS product enhance transaction-related activities in the retail sector, such as recording distributions, tracking store-related transactions, and e-commerce clouds and giving our retail clients a comprehensive view of their business operations in real-time on multiple interfaces, allowing them to make critical business decisions anytime and anywhere. In the immediate future, we intend to focus on our SaaS standard product, Yunzhuidan, which we developed by leveraging the technologies used to develop our highly customized PaaS platform. This allows us to provide a standardized CRM services product that our clients can use to connect all levels of the retail chain seamlessly and cost-effectively from management teams to customers in real-time.

We believe our Company is uniquely positioned to meet the need of mid-tier brands in Mainland China. In particular, we specialize in supporting mid-tier brands that heavily rely on offline direct distribution with high volume IT update requirements. We provide a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications.

Since our inception in 2018, we have achieved significant product and customer milestones. Within two years, we launched the interface engine, settlement engine, integration engine, and our own PaaS platform, Youxin Cloud, and started collaborating with large brands. We continued to develop Youxin Cloud. All of our professional service customers have also been payment channel customers. Typically, our customers first execute our one-year contracts for professional services. Under the professional services contract, we would develop the customized CRM system for the customer’s use. For the year ended September 30, 2024, we saw a decrease from 16 to 12 customers (9 lost customers offset by 5 new customers), and for the year ended September 30, 2023, we saw a decrease from 33 customers to 16 customers (22 lost customers offset by 5 new customers) using our professional services and payment channel services. Between November 13, 2022 and November 30, 2022, Guangzhou city, where our company is headquartered, was locked down due to a COVID-19 outbreak in another part of China. During this period, the company shifted its operations to remote work. After the PRC government loosened its earlier COVID-19 control policies, COVID-19 outbreaks spread and affected our personnel. A majority of the company’s staff continued with remote work until after Chinese New Year festivities through the end of January 2023. The company’s operations resumed normally following the second week of February 2023.

Our revenue decreased by 42%, from $895,978 for the year ended September 30, 2023, to $521,241 for the year ended September 30, 2024. Notwithstanding the lost customers, the decline in our revenue is lower than the decrease in the number of customers. This may be attributed to increasing revenue from other services, especially for our subscription services. The increase in revenue from our subscription services was mainly due to increased sales of our customized CRM system development services for the year ended September 30, 2022, which resulted in increased demand on our subscription services for the following periods. With our ongoing efforts on the initial implementation of the new third-generation PaaS platform and our ongoing efforts to increase distributors and new customers to use our third-generation PaaS platform, we continue to anticipate revenue growth as new distributors and customers purchase licenses and professional services for the third-generation PaaS platform. However, as of September 30, 2024, the company focused on implementing the third-generation PaaS platform into trial for potential customers and distributors. Through the trials, company can collect feedback and continue to optimize the platform. After our IPO, we will invest in sales and marketing, including expanding distribution channels for our existing and future markets, to rapidly expand sales of our third-generation PaaS platform.

Because of our company’s shift to developing and marketing its third-generation PaaS platform during the lockdown period beginning November 2022, fewer personnel were required to implement its third-generation PaaS platform because PaaS products generally have embedded more functionalities compared to the more hands-on personnel efforts for customized CRM development services. Accordingly, the number of employees decreased over a one-year period from 57 for the fiscal year ended September 30, 2023 to 32 for fiscal year ended September 30, 2024.

In addition, for the third-generation PaaS platform, the company has sought to increase partnerships with distributors. Under the distribution agreements, the company grants a license for its third-generation PaaS platform to the distributors who then handle customer acquisition, sales, implementation, and delivery. Thus, the company anticipates gradual growth without substantially increasing costs or employee headcount. Because of the business model for PaaS systems with less personnel requirement for the third-generation PaaS platform, the company does not intend to increase the employee headcount to meet increasing customer demand and the company believes its current headcount is sufficient to meet such demand for the near term.

PaaS Platform

Our PaaS cloud platform is architected specifically to enable mid-tier brands to operate their businesses in a flexible and distributed manner. Compared to traditional software enterprise service providers, our underlying software infrastructure is relatively distinct, and we maximize the total code efficiency for our clients by conducting private deployments on multiple clouds. We believe that Youxin Cloud is one of the few domestic cloud services in Mainland China that can build millions of complex external digital applications, especially transaction-related distribution, store, and e-commerce clouds. With our simple and lightweight build applications, retail chain participants, such as distributors, stores, resellers can view data in real time on one screen. The general customized applications developed by our PaaS platform can be delivered to the clients in approximately two months based on the client’s operation and specific needs.

We generate revenue from development and service fees. Services revenue is dependent upon the customer’s continued usage of the PaaS platform. The PaaS services include process design, project management, system deployment and implementation, and launch to trial operation and acceptance. We charge an annual service fee as long as the customer continues using the system and is based on the number of user accounts over the subscription period.

SaaS Product

Based on the technology and knowledge gained from our PaaS platform, we have designed a more standardized Yunzhuidan SaaS product for our customers, which launched in February 2023. Yunzhuidan is designed to meet the needs of the mid-tier brands in the Chinese retail industry. Our SaaS product is delivered ready-to-use, allowing clients to concentrate on building applications without having to worry about other components like operation systems, storage, and infrastructure. Yunzhuidan allows brands to interact with its stores across multiple digital channels, bouncing between mobile, web and social interfaces before completing a purchase.

We currently sell our SaaS product at a fixed retail price. We also derive ongoing revenue from our SaaS product, including providing database maintenance, system accessing, function updates, and other subsequent support to SaaS product users. Revenue from subscription services slightly decreased by $25,594 or 10% from $258,150 for the year ended September 30, 2023, to $232,556 for the year ended September 30, 2024.

We do not plan to launch new SaaS products until our Yunzhuidan product generates sustainable and stable revenue but will continue to optimize our Yunzhuidan product functions based on its operation.

In the second quarter of 2023, we completed the reconstruction of our third-generation PaaS platform which we believe will help our Yunzhuidan product to achieve better commercialization. We continue our efforts to expand our service area, such as establishing an oversea channel management system of Chinese brands, and to build a customer and project management integrated system for law firms. In the last two quarters of 2023, we continued to improve applicability and scalability of the PaaS platform, which will support some new functions, like refreshing sandbox, issuing complex financial reports, multi-cloud deployment and visual integration. For fiscal year 2024, we continued to optimize the functionality of our PaaS platform, achieving significant improvements in functionality and user experience. We added a “filter” feature to our Object Engine, which greatly enhanced its flexibility and data processing capabilities, while also optimizing the underlying SQL logic. On the other hand, we continuously refined the platform’s business processes and various practical functions, such as optimizing the user interface, adding print and recycle bin features. In 2025, our R&D department plans to introduce AI models to generate complex customized code through natural language. At the same time, we will implement conversational interaction in user scenarios. On the business side, the marketing team will continue to promote in various retail sectors and attempt to introduce the PaaS platform into the international market to meet the needs of overseas-bound company.

For more information, see “Business—Our Products and Services.”

COVID-19 Effect on Our Operations

Since December 2019, the outbreak of COVID-19 has resulted in prolonged mandatory quarantines, lockdowns, closures of businesses and facilities, travel restrictions and social distancing guidelines imposed by the governments worldwide.

In March 2020, the World Health Organization (“WHO”) declared COVID-19 a pandemic. Governments in affected countries have imposed travel bans, quarantines, and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. We followed the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closure of our offices from February 2022 to June 2022 and having employees work remotely. Due to the nature of our business, the impact of the closure on our operational capabilities was not significant, as most of our workforce continued working offsite during such closure. We did not incur any material changes in our operating expenses because of the COVID-19 pandemic.

Due to the COVID-19 pandemic and the related nationwide precautionary and control measures that were adopted in China, we suspended most of the offline work that we expected to host or plan and execute between February and June 2022 according to restrictions on large in-person gatherings imposed by the governmental authorities. We also suffered a decrease in the marketing business because of the sluggish demand for advertising and marketing activities.

The outbreak has been under relative control in China since June 2022 and the restrictions on public events and gatherings have been gradually lifted, and we resumed our offline event planning and execution in July 2022. Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures. However, between November 13, 2022 and November 30, 2022, Guangzhou city was locked down due to a COVID-19 outbreak in another part of China. During this period, the Company shifted its entire operations to remote work. After the PRC government loosened its earlier COVID-19 control policies, COVID-19 outbreaks spread and affected our personnel. A majority of the company’s staff continued with remote work until after Chinese New Year festivities through the end of January 2023. The Company’s operations resumed normally following the second week of February 2023. During the lockdown period of Guangzhou city, we lost some customers because we were unable to meet some of the customers’ renewal and maintenance needs in a timely manner which caused some of our customers to terminate their services with us. See “Risk Factors—General risks—The effects of the COVID-19 pandemic and related public health measures have materially affected how we and our clients are operating our businesses, and have in the past materially affected our operating results and cash flows; the duration and extent to which this will impact our future results of operations and cash flows remain uncertain.”

Factors Affecting Our Performance

Market Adoption of PaaS Platform

The market acceptance and adoption of PaaS technology is a critical factor that can significantly impact our company’s performance. We are closely monitoring market trends and adjusting our strategy to respond to changing customer needs. We regularly conduct market research and solicit feedback from existing customers to ensure that our platform remains relevant and competitive in the market. As PaaS technology becomes more widely adopted within our target market, it becomes easier for us to establish ourselves as a leading provider in the space. This can lead to increased brand recognition, stronger customer relationships, and better pricing power over time.

Between November 13, 2022 and November 30, 2022, Guangzhou city, where the company is headquartered, was locked down due to a COVID-19 outbreak in another part of China. During this period, the company shifted its operations to remote work. During the lockdown period, the company implemented its third-generation PaaS platform. For the third-generation PaaS platform, the company has sought to increase partnerships with distributors. Under the distribution agreements, the company grants a license for its third-generation PaaS platform to the distributors who then handle customer acquisition, sales, implementation, and delivery. Thus, the company anticipates gradual growth without substantially increasing costs or employee headcount. Because of the business model for PaaS systems with less personnel requirement for the third-generation PaaS platform, the company does not intend to increase the employee headcount to meet increasing customer demand and the company believes its current headcount is sufficient to meet such demand for the near term.

New Customer Acquisition

Our operating results and growth prospects will depend in part on our ability to attract new customers. We are intensely focused on growing our customer base. We continue to invest in our sales and marketing efforts and developer community outreach, actively participate in industry summits to gain more partnership opportunities which are critical to driving customer acquisition. We have built a retail partner network through our effective marketing efforts and continue to launch new functions and products to satisfy our customers’ needs, which continuously raises awareness of our PaaS and SaaS offerings, and generating word-of-mouth referrals that not ppeeonly attract more brands, developers and partners, but also lead to growing end user demand, better user insights and a more vibrant service ecosystem. As a result, we had 16 and 12 customers using professional and payment channel services for the fiscal year ended September 30, 2023 and 2024, respectively, which mainly resulted from the Company’s remote work during the lockdown of Guangzhou city for nearly three months. Because of the Company’s shift to entirely remote work, we were unable to meet some of the customers’ renewal and maintenance needs in a timely manner which caused some of our customers to terminate their services with us.

We use the following measures to quantify new customer acquisitions: (1) leveraging our cloud-tracking solutions to guide customers to explore our other products; (2) providing stable, high performance and highly personalized customization development with our PaaS platform; and (3) collecting sales lead and channel sales leads and referring them to our pre-sales solutions department. Such leads may come from referrals from existing and prior customers or from engagement with industry summits.

Investment for Growth

We are committed to delivering industry-leading products to maintain and build credibility in the global PaaS and SaaS communities. We believe that the comprehensiveness of our product offerings and our continued efforts to introduce new features and capabilities on our platform provides us with a significant competitive advantage.

We plan to improve our platform by expanding the functionality of current products, developing new products, and exploring different verticals and use cases to support the growth of our business. Additionally, we will invest heavily in our engineering capabilities and marketing capabilities to maintain our strong position in the developer community.

Effect of Currency Translation

The majority of our revenues are currently derived from our SaaS product, which comes primarily from our contracts with the retail sector located in the PRC. These revenues are predominantly denominated in RMB. Our reporting and functional currency is the U.S. dollar. The financial statements of our subsidiaries and consolidated affiliated entities using functional currencies other than the U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars will be negatively or positively affected. See “Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk.”

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation, or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Youxin BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Our subsidiaries in Hong Kong, including Youxin Cloud (HK) Limited, our wholly owned subsidiary, are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their qualified foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated taxable income that was subject to Hong Kong profits tax since inception.

PRC

Our subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or PRC EIT Law, which became effective on January 1, 2008, and was last amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

We are subject to VAT on the products sold and services provided. We are also subject to surcharges on VAT payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Youxin Cloud (HK) Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes are subject to PRC withholding tax at a rate of 10%, and may be subject to reduction by an applicable tax treaty with China.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise (i) directly holds at least 25% of the PRC enterprise, (ii) is a tax resident in Hong Kong and (iii) could be recognized as a Beneficial Owner of the dividend from PRC tax perspective. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009 by the SAT, or Guoshuihan [2009] 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

Based on the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, which was promulgated on February 3, 2018 and came into effect on April 1, 2018, if the business activities conducted by the nonresident enterprise do not constitute substantive business activities, the nonresident enterprise may not be considered as a “beneficiary owner”, and thus may not enjoy the reduced tax rate under applicable tax treaties.

In October 2019, the State Administration of Taxation issued Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Youxin Cloud (HK) Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under Guoshuihan [2009] 81 and other relevant tax rules and regulations. However, according to Guoshuihan [2009] 81 and SAT Circular 35, if the relevant tax authorities consider the primary purpose of our transactions or arrangements to be achieving favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

A. Operating Results

The following table summarizes the results of our operations for the years ended September 30, 2024, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	For the years ended September 30,
	2024		2023		2022
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
REVENUES	$521,241	100%	$895,978	100%	$1,277,066	100%
COST OF REVENUES	(179,648)	(34)%	(352,676)	(39)%	(581,339)	(46)%
GROSS PROFIT	341,593	66%	543,302	61%	695,727	54%
OPERATING EXPENSES
Selling expenses	(94,481)	(18)%	(225,926)	(25)%	(934,744)	(73)%
General and administrative expenses	(496,006)	(95)%	(589,372)	(66)%	(1,276,127)	(100)%
Research and development expenses	(1,139,922)	(219)%	(2,152,602)	(240)%	(5,257,256)	(411)%
Total operating expenses	(1,730,409)	(332)%	(2,967,900)	(331)%	(7,468,127)	(584)%
NET LOSS FROM OPERATIONS	(1,388,816)	(266)%	(2,424,598)	(270)%	(6,772,400)	(530)%
OTHER INCOME, NET
Other income	134,802	26%	99,053	11%	349,797	27%
Other expense	(21,435)	(4)%	(17,693)	(2)%	(34,280)	(3)%
Total other income, net	113,367	22%	81,360	9%	315,517	24%
NET LOSS BEFORE TAXES	(1,275,449)	(244)%	(2,343,238)	(261)%	(6,456,883)	(506)%
Income tax expense	(5,212)	(1)%	-	-	-	-
NET LOSS	$(1,280,661)	(245)%	$(2,343,238)	(261)%	$(6,456,883)	(506)%

Comparison of Results of Operations for the Years Ended September 30, 2024 and 2023

Revenues

The following table presents revenues by service categories for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,
	2024		2023		Variance
Service Category	Amount	% of revenues	Amount	% of revenues	Amount	%
Professional services	$275,314	53%	$548,822	61%	$(273,508)	(50)%
Customized CRM system development service	-	-	134,768	15%	(134,768)	(100)%
Additional function development service	42,758	8%	155,904	17%	(113,146)	(73)%
Subscription service	232,556	45%	258,150	29%	(25,594)	(10)%
Payment channel services	206,526	40%	291,643	33%	(85,117)	(29)%
Others	39,401	7%	55,513	6%	(16,112)	(29)%
Total revenues	$521,241	100%	$895,978	100%	$(374,737)	(42)%

Our total revenues decreased by $374,737 or 42%, from $895,978 for the year ended September 30, 2023, to $521,241 for the year ended September 30, 2024, mainly because the Company gradually reduced operating the customized CRM system development services. Revenue from professional services accounted for $275,314 or 53% of total revenues for the year ended September 30, 2024, as compared to $548,822 or 61% for year ended September 30, 2023.

The professional services include customized CRM system development services, additional function development services and subscription services. Revenue from customized CRM system development services decreased by $134,768 or 100% from $134,768 for the year ended September 30, 2023, to $nil for the year ended September 30, 2024. The decrease was mainly due to the Company gradually reducing operating Customized CRM system development service. Revenue from the additional function development services decreased by $113,146 or 73% from $155,904 for the year ended September 30, 2023, to $42,758 for the year ended September 30, 2024. The decrease was mainly due to the less new needs of the function development from the existing clients for the year ended September 30, 2024. Revenue from subscription services decreased by $25,594 or 10% from $258,150 for the year ended September 30, 2023, to $232,556 for the year ended September 30, 2024. The decrease was mainly due to the decreasing customized CRM system development services from 2023, which led to the Company to provide less subscription service in the following periods.

Cost of revenues

The following table presents cost of revenue by service categories for the years ended September 30, 2024 and 2023, respectively:

	For the years ended September 30,
	2024		2023		Variance
Service Category	Amount	% of cost	Amount	% of cost	Amount	%
Professional fee	$158,880	88%	$318,439	90%	$(159,559)	(50)%
Customized CRM system development service	-	-	103,850	29%	(103,850)	(100)%
Additional function development service	22,259	12%	77,559	22%	(55,300)	(71)%
Subscription service	136,621	76%	137,030	39%	(409)	-
Payment channel fee	-	-	-	-	-	-
Others	20,768	12%	34,237	10%	(13,469)	(39)%
Total cost	$179,648	100%	$352,676	100%	$(173,028)	(49)%

Our service costs primarily include (1) labor costs (including salaries, social insurance and benefits) for employees involved with our operations and product support, (2) third-party service fees including cloud computing and data usage, (3) lease expense and (4) related costs of outsourcing contractor conducting system implementation and support services to customers. Cost of revenues for the year ended September 30, 2024, was $179,648, a decrease of $173,028, or 49%, from $352,676 for the year ended September 30, 2023.

The following table shows information by different categories of services we provided for the year ended September 30, 2024 in USD:

Service category	Professional fee	Payment channel fee	Others	Total
Revenue	275,314	206,526	39,401	521,241
Cost of revenue	158,880	-	20,768	179,648
Gross profit	116,434	206,526	18,633	341,593
Gross margin	42%	100%	47%	66%

The following table shows information by different categories of services we provided for the year ended September 30, 2023 in USD:

Service category	Professional fee	Payment channel fee	Others	Total
Revenue	548,822	291,643	55,513	895,978
Cost of revenue	318,439	-	34,237	352,676
Gross profit	230,383	291,643	21,276	543,302
Gross margin	42%	100%	38%	61%

As a result of the foregoing, we had gross profits of $341,693 and $543,302 with gross margins of 66% and 61% for the years ended September 30, 2024 and 2023, respectively. The overall gross profit as margin increased by 5%. The gross margin has been and will continue to be affected by a number of factors, including the timing and extent of our investments in our operation, our ability to manage server costs, the ability to manage the usage of third-party software and the extent to which we periodically choose to pass on the cost savings from lower pricing and higher utilization to our customers in the form or lower prices as well as our efforts to drive greater usage of our products through attractive pricing and improve the serviceability of our PaaS platform by developing more customers.

Selling expenses

Our selling expenses decreased by $131,445 or 58% from $225,926 for the year ended September 30, 2023 to $94,481 for the year ended September 30, 2024. The decrease was mainly due to the decrease in headcount and salaries and welfare.

The decrease of salaries and welfare by $121,669 or 59% was primarily due to a decrease in headcount and pay cuts for the year ended September 30, 2024, compared to the year ended September 30, 2023.

General and administrative expenses

Our general and administrative expenses decreased by $93,366 or 16%, from $589,372 for the year ended September 30, 2023 to $496,006 for the year ended September 30, 2024.

The decrease for the year ended September 30, 2024 was primarily due to a decrease in salaries and welfare of $106,754 or 46% compared to the year ended September 30, 2024 as decrease in headcount and pay cuts.

Research and development expenses

Research and development costs for the year ended September 30, 2024 of $1,139,922 decreased by $1,012,680 or 47% compared to $2,152,602 for the year ended September 30, 2023. The decrease was primarily attributed to the decrease in labor related costs including salary and welfare by $839,219 or 47% for the year ended September 30, 2024 compared to the year ended September 30, 2023. Payment made to Cloud Service and other related research and development costs decreased by $82,227 or 43% for the year ended September 30, 2024, which was in line with the operating of business of reducing of CRM development services.

Other income, net.

Total net other income was $113,367 for the year ended September 30, 2024, compared to $81,360 for the year ended September 30, 2023.

Net loss

As a result of the foregoing, we reported a net loss of $1,280,661 for the year ended September 30, 2024, compared to a net loss of $2,343,238 for the year ended September 30, 2023.

Comparison of Results of Operations for the Years Ended September 30, 2023 and 2022

Revenues

The following table presents revenues by service categories for the years ended September 30, 2023 and 2022, respectively:

	For the years ended September 30,
	2023		2022		Variance
Service Category	Amount	% of revenues	Amount	% of revenues	Amount	%
Professional services	$548,822	61%	$1,004,670	79%	$(455,848)	(45)%
Customized CRM system development service	134,768	15%	818,257	64%	(683,489)	(84)%
Additional function development service	155,904	17%	71,980	6%	83,924	117%
Subscription service	258,150	29%	114,433	9%	143,717	126%
Payment channel services	291,643	33%	224,171	18%	67,472	30%
Others	55,513	6%	48,225	3%	7,288	15%
Total revenues	$895,978	100%	$1,277,066	100%	$(381,088)	(30)%

Our total revenues decreased by $381,088 or 30%, from $1,277,066 for the year ended September 30, 2022, to $895,978 for the year ended September 30, 2023, mainly because the company gradually reduced operating the customized CRM system development services. Revenue from professional services accounted for $548,822 or 61% of total revenues for the year ended September 30, 2023, as compared to $1,004,670 or 79% for the year ended September 30, 2022.

The professional services include customized CRM system development services, additional function development services and subscription services. Revenue from customized CRM system development services decreased by $683,489 or 84% from $818,257 for the year ended September 30, 2022, to $134,768 for the year ended September 30, 2023. The decrease was mainly due to the Company gradually reducing operating Customized CRM system development service. Revenue from the additional function development services increased by $83,924 or 117% from $71,980 for the year ended September 30, 2022, to $155,904 for the year ended September 30, 2023. The increase was mainly due to the new needs of the function development from the existing clients for the year ended September 30, 2023. Revenue from subscription services increased by $143,717 or 126% from $114,433 for the year ended September 30, 2022, to $258,150 for the year ended September 30, 2023. The increase was mainly due to the sales booming of customized CRM system development services in 2022, which the Company needed to provide the subscription service in the following periods.

Cost of revenues

The following table presents cost of revenue by service categories for the years ended September 30, 2023 and 2022, respectively:

	For the years ended September 30,
	2023		2022		Variance
Service Category		% of cost	Amount	% of cost	Amount	%
Professional fee	$318,439	90%	$545,011	94%	$(226,572)	(42)%
Customized CRM system development service	103,850	29%	438,410	76%	(334,560)	(76)%
Additional function development service	77,559	22%	30,466	5%	47,093	155%
Subscription service	137,030	39%	76,135	13%	60,895	80%
Payment channel fee	-	-	-	-	-	-
Others	34,237	10%	36,328	6%	(2,091)	(6)%
Total cost	$352,676	100%	$581,339	100%	$(228,663)	(39)%

Our service costs primarily include (1) labor costs (including salaries, social insurance and benefits) for employees involved with our operations and product support, (2) third-party service fees including cloud computing and data usage, (3) lease expense and (4) related costs of outsourcing contractor conducting system implementation and support services to customers. Cost of revenues for the year ended September 30, 2023, was $352,676, a decrease of $228,663, or 39%, from $581,339 for the year ended September 30, 2022.

The following table shows information by different categories of services we provided for the year ended September 30, 2023 in USD:

Service category	Professional fee	Payment channel fee	Others	Total
Revenue	548,822	291,643	55,513	895,978
Cost of revenue	318,439	-	34,237	352,676
Gross profit	230,383	291,643	21,276	543,302
Gross margin	42%	100%	38%	61%

The following table shows information by different categories of services we provided for the year ended September 30, 2022 in USD:

Service category	Professional fee	Payment channel fee	Others	Total
Revenue	1,004,670	224,171	48,225	1,277,066
Cost of revenue	545,011	-	36,328	581,339
Gross profit	459,659	224,171	11,897	695,727
Gross margin	46%	100%	25%	54%

As a result of the foregoing, we had gross profits of $543,302 and $695,727 with gross margins of 61% and 54% for the years ended September 30, 2023, and 2022, respectively. The overall gross profit as margin increased by 7%. The gross margin has been and will continue to be affected by a number of factors, including the timing and extent of our investments in our operation, our ability to manage server costs, the ability to manage the usage of third-party software and the extent to which we periodically choose to pass on the cost savings from lower pricing and higher utilization to our customers in the form or lower prices as well as our efforts to drive greater usage of our products through attractive pricing and improve the serviceability of our PaaS platform by developing more customers.

Selling expenses

Our selling expenses decreased by $708,818 or 76% from $934,744 for the year ended September 30, 2022 to $225,926 for the year ended September 30, 2023. The decrease was mainly due to decreases in salaries and welfare, advertising and promotion and entertainment.

The decrease of salaries and welfare by $505,391 or 71% was primarily due to a decrease in headcount and pay cuts for the year ended September 30, 2023, compared to the year ended September 30, 2022. The decreases in advertising and promotion and entertainment of $114,900 or 100% and $29,262 or 99% were due to reduced advertising activities for promoting the business in 2023.

General and administrative expenses

Our general and administrative expenses decreased by $686,755 or 54%, from $1,276,127 for the year ended September 30, 2022 to $589,372 for the year ended September 30, 2023.

The decrease for the year ended September 30, 2023 was primarily due to (i) decreases in salaries and welfare of $650,180 or 74% compared to the year ended September 30, 2022 as decrease in headcount and pay cuts, (ii) an increase of $98,576 or 82% in professional fees for the year ended September 30, 2023, compared to the same period in 2022, resulting from the employment of more professional agents for the listing process, and (iii) a decrease in rental and property management fee of $46,656 or 44% from the year ended September 30, 2022 to 2023 as one of the office facilities terminated during the year ended September 30, 2023.

Research and development expenses

Research and development costs for the year ended September 30, 2023 of $2,152,602 decreased by $3,104,654 or 59% compared to $5,257,256 for the year ended September 30, 2022. The decrease was primarily attributed to the decrease in labor related costs including salary and welfare by $2,708,194 or 60% for the year ended September 30, 2023, compared to the year ended September 30, 2022. Payment made to Cloud Service and other related research and development costs decreased $193,316 or 50% for the year ended September 30, 2023, which was in line with the operating of business of reducing of CRM development services.

Other income, net.

Total net other income was $81,360 for the year ended September 30, 2023, compared to $315,517 for the year ended September 30, 2022. The decrease was primarily due to a decrease in interest income of $147,976 and a decrease in government grant of $64,301.

Net loss

As a result of the foregoing, we reported a net loss of $2,343,238 for the year ended September 30, 2023, compared to a net loss of $6,456,883 for the year ended September 30, 2022.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through private placement of equity and short-term borrowings. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

As of September 30, 2024, our cash was $18,372 compared to $399,050 as of September 30, 2023. We derive our ongoing revenue mainly from our SaaS product, which includes providing database maintenance, system accessing, function updates, and other subsequent support to SaaS product users. On December 23, 2024, the Company closed its IPO of 2,300,000 Class A ordinary shares at $4.50 per share, par value $0.0001 per share (the “Shares”). The gross proceeds of this offering is $10.35 million and raised $9,097,000 as net proceeds in total.

As of the date of issuance of the consolidated financial statements, the Company has approximately $6.30 million of unrestricted cash or cash equivalents. In addition, the Company will need to maintain its operating costs at a level through strict cost control and budget, such as staff reductions, to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its consolidated financial statements.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Company to meet current anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. The Company may, however, need additional capital in the future to fund its continued operations. If the Company determines that its cash requirements exceed the amount of cash and cash equivalents the Company has at the time, the Company may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict its operations. The Company cannot assure that the financing will be available in amounts or on terms acceptable to the Company, if at all.

Cash Flows for the year ended September 30, 2024, compared to the year ended September 30, 2023

The following table summarizes our cash flows for the years ended September 30, 2024 and 2023:

	For the years ended September 30,
	2024	2023
Net cash used in operating activities	$(728,066)	$(2,310,183)
Net cash provided by investing activities	360	815
Net cash provided by financing activities	431,390	484,878
Effect of foreign exchange rate on cash	(59,713)	5,194
Net decrease in cash and cash equivalents and restricted cash	$(356,029)	$(1,819,296)

Operating Activities

Net cash used in operating activities was $728,066 for the year ended September 30, 2024, as compared to $2,310,183 net cash used in operating activities for the year ended September 30, 2023. The net cash used in operating activities for the year ended September 30, 2024, reflects our net loss of $1,280,661, partially offset by a decrease in accounts receivable of $52,210 and an increase in payroll payable of $ 404,216. The net cash used in operating activities for the year ended September 30, 2023, reflects our net loss of $2,343,238, a decrease in contract liabilities of $268,907, partially offset by an increase in payroll payable of $102,096 and a decrease in accounts receivable of $94,595.

Investing Activities

Net cash provided by investing activities was $360 for the year ended September 30, 2024, as compared to $815 net cash provided by investing activities for the year ended September 30, 2023. The net cash provided by investing activities for the year ended September 30, 2024 and 2023, was mainly attributable to the disposal of property and equipment.

Financing Activities

Net cash provided by financing for the year ended September 30, 2024, was $431,390, as compared to $484,878 net cash provided by financing activities for the year ended September 30, 2023. For the year ended September 30, 2024, we obtained funds from related parties of $792,283 and partially offset by the payment of deferred offering costs of $360,893. For the year ended September 30, 2023, we obtained funds from related parties of $284,292 and from the Industrial & Commercial Bank of China of $321,834 partially offset by a cash outflow of payment of deferred offering costs of $121,248.

Cash Flows for the year ended September 30, 2023, compared to the year ended September 30, 2022

The following table summarizes our cash flows for the years ended September 30, 2023, and 2022:

	For the years ended September 30,
	2023	2022
Net cash used in operating activities	$(2,310,183)	$(5,273,756)
Net cash provided by investing activities	815	766,762
Net cash provided by financing activities	484,878	-
Effect of foreign exchange rate on cash	5,194	(312,986)
Net decrease in cash and cash equivalents and restricted cash	$(1,819,296)	$(4,819,980)

Operating Activities

Net cash used in operating activities was $2,310,183 for the year ended September 30, 2023, as compared to $5,273,756 net cash used in operating activities for the year ended September 30, 2022. The net cash used in operating activities for the year ended September 30, 2023, reflects our net loss of $2,343,238, a decrease in contract liabilities of $268,907, partially offset by an increase in payroll payable of $102,096 and a decrease in accounts receivable of $94,595. The net cash used in operating activities for the year ended September 30, 2022, reflects our net loss of $6,456,883, partially offset by an increase in payroll payable of $1,040,790 and an increase in contract liabilities of $217,491.

Investing Activities

Net cash provided by investing activities was $815 for the year ended September 30, 2023, as compared to $766,762 net cash provided by investing activities for the year ended September 30, 2022. The net cash provided by investing activities for the year ended September 30, 2023 was mainly attributable to disposal of property and equipment. The net cash provided by investing activities for the year ended September 30, 2022, was mainly attributable to the repayment of a related party loan by a shareholder and offset by the purchase of property and equipment.

Financing Activities

Net cash provided by financing for the year ended September 30, 2023, was $484,878, as compared to $nil net cash provided by financing activities for the year ended September 30, 2022. For the year ended September 30, 2023, we obtained funds from related parties of $284,292 and from the Industrial & Commercial Bank of China of $321,834 partially offset by a cash outflow of payment of deferred offering costs of $121,248.

Contractual Obligations

We believe that our current cash, financing from our existing shareholders and the pursuit of a public offering of its Class A ordinary shares are adequate to support operations for at least the next 12 months. We may, however, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of September 30, 2024.

Concentrations

(a) Customer

The following table sets forth information as to each customer that accounted for 10% or more of net revenue for the years ended September 30, 2024, 2023 and 2022.

	Years Ended September 30,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Customer
Customer A	$194,598	37%	$264,686	30%	$208,085	16%
Customer B	134,551	26%	147,268	16%	-	-
Customer C	-	-	142,807	16%	-	-
Customer D	75,562	14%	121,509	14%	140,856	11%
Customer E	-	-	-	-	233,846	18%
Total	$404,711	77%	$676,270	76%	$582,787	45%

The following table sets forth information as to each customer that accounted for 10% or more of total gross accounts receivable as of September 30, 2024 and 2023.

	September 30, 2024		September 30, 2023
	Amount	% of Total	Amount	% of Total
Customer
Customer B	$121,524	73%	$94,060	40%
Customer A	-	-	85,984	37%
Customer C	29,412	17%	-	-
Customer F	-	-	28,498	12%
Total	$150,936	90%	$208,542	89%

(b) Suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of purchase for the years ended September 30, 2024, 2023 and 2022.

	Years Ended September 30,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Supplier
Supplier A	$112,285	37%	$205,573	46%	$282,980	51%
Supplier B	36,047	12%			-	-
Supplier C	-	-	59,604	13%	-	-
Total	$148,332	49%	$305,707	59%	$282,980	51%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of September 30, 2024 and 2023.

	September 30, 2024		September 30, 2023
	Amount	% of Total	Amount	% of Total
Supplier
Supplier D	$17,812	57%	$13,706	26%
Supplier E	13,537	43%	13,021	25%
Supplier C	-	-	17,147	33%
Total	$31,349	100%	$43,874	84%

Contingencies

During the ordinary course of business, the Company may become subject to legal proceedings, claims and litigation. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. If the Company determines that it is probable that a loss has been incurred and the amount is reasonably estimable, the Company will record a liability.

In July 2024, the Company received a labor arbitration claim about a wage dispute and $24,649 (RMB172,980) of cash was restricted due to the arbitration claim by the court. In accordance with PRC law, the claim is currently being considered by a court of first instance. It is in the early stage and difficult to predict the eventual outcomes of pending actions, the Company denies liability and intends to defend the litigations vigorously

As of September 30, 2024, the Company had no other outstanding lawsuits or claims except for the proceeding as disclosed.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

C. Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. We evaluate these estimates on an ongoing basis.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such an estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. Out of our significant accounting policies, which are described in “Note 3—Summary of Significant Accounting Policies” of our consolidated financial statements included elsewhere in this Form 20-F, accounting policies for revenue recognition, allowance for credit loss, impairment of long-lived assets and valuation allowance for deferred tax asset are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions. The descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Revenue recognition for Customized CRM system development and cloud-based connectivity services

We provide customized CRM system development services and cloud-based connectivity to our customers with tailored functionalities and interfacing capabilities suitable to meet the operation needs of our customers and provides continuous access to the customized CRM through our platform which represent a single promise. The provision of customized CRM platform accessing, and function updates is considered as one performance obligation as the services provided are not distinct within the context of the contract whereas the customer can only obtain benefit when the services are provided together. We have a continuous obligation to ensure the performance of the customized CRM system through our platform over the contract service period. As we provide the customers with the right to use customized CRM system, we have the right to recognize revenue over the contractual service period by using input method.

Allowance for credit loss

Accounts receivable include trade accounts due from clients. The credit terms given to customers are generally 90 days. We review our receivables on a regular basis to determine if the provision for credit loss is adequate and makes provision when necessary. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, we use an aging schedule method to estimate the amount of the allowance for credit losses. We also consider historical losses, the financial condition, the payment patterns and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326, Financial Instruments - Credit Losses. The allowance for credit loss for the years ended September 30, 2024, 2023 and 2022 is $4,664, $nil and $nil, respectively.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets or asset group to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition when the estimated undiscounted future cash flows is lower than the carrying value, an impairment loss is recognized in the consolidated statements of operations and comprehensive loss for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. There were no impairments for long-lived assets for the years ended September 30, 2024 and 2023, respectively.

Valuation allowance for deferred tax asset

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets over the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings. As of September 30, 2024, 2023 and 2022, we have made full valuation allowance to deferred tax assets with amount of $1.17 million, $3.00 million and $2.41 million, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table provides information regarding our executive officers and directors, including their ages as of September 30, 2024:

Name	Age	Position(s)
Jinhou Sun	32	Chairman of Board of Directors and Director
Shaozhang Lin	40	Chief Executive Officer and Director
Xirui Guo	39	Chief Financial Officer
Qing Gao	53	Independent Director
Richard Wee Yong Seow	62	Independent Director
Edward C. Ye	43	Independent Director

The business address of all such senior management and directors is Room 1005, 1006, 1007, No. 122 Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong province, PRC 510000.

The following is a brief biography of each of our executive officers and directors.

Jinhou Sun

Mr. Sun is one of the co-founders of our company and has served as a Director and Chairman of our Board of Directors since April 2023. Mr. Sun joined our company with four years of experience in product managing in 2018. Mr. Sun has worked for Beijing Xiaoju Technology Co., Ltd., which was the company behind the popular ride-hailing platform DiDi Chuxing for four years, where he participated in a series of important product developments, such as “DiDi Cab” and “DiDi Express”. Mr. Sun led the certification product of DiDi’s special car service. He was responsible for the development of taxi driver products and the launch of DiDi scanning function. Mr. Sun attended Beijing University of Posts and Telecommunications between 2011 and 2013 before he joined Beijing Xiaoju Technology Co., Ltd. We have chosen Mr. Sun to serve as a director because of his expertise and experience in product development and management.

Shaozhang Lin

Mr. Lin has served as our Director since the date of incorporation on October 21, 2022 and he has served as our Chief Executive Officer since April 2023. Mr. Lin founded our company in Guangzhou and has more than 15 years of experience in technology R&D. From July 2016 to February 2018, he was the CTO & Vice President of Beijing Wuqiong Information Technology Co. Ltd., and CTO of Guangzhou Fifteen Minutes E-Commerce Co. Ltd. from December 2015 to June 2016. Mr. Lin was the former technical leader of WeCom and Tencent Enterprise Mailbox. In 2006, he joined Tencent Holdings Ltd, a world-leading internet and technology company, where he was senior engineer. Mr. Lin obtained a B.S. degree from South China University of Technology and an M.S. degree from Sun Yat-sen University. We have chosen Mr. Lin to serve as a director because of his expertise and experience in the technology industry.

Xirui Guo

Xirui Guo has served as our Chief Financial Officer since April 2023. Mr. Guo has also served as an Executive Director for Fern Win Group from July 2021 to February 2023. From January 2021 to July 2021, Mr. Guo served as the Deputy General Manager and CFO of Shenzhen Chuang Fei Ge (CFG) Environmental Ltd. Mr. Guo was fully responsible for helping the company prepare for an initial public offering and set up a legal compliance and internal control system. Mr. Guo also served as Finance Controller of Pure Fiji Australia Pty Ltd from September 2014 to May 2017; Managing Director of Legal and Compliance of Huarong (HK) Industrial & Financial Investment Ltd from June 2017 to September 2018; Assistant President of Yong Cheng Ying Fu (YCYF) Asset Management Ltd from September 2018 to December 2020. Mr. Guo obtained a B.S. degree from Sichuan University with a Bachelor of Law and M.A. degree from Macquarie University. Mr. Guo is a member of the Chinese Institute of Certified Public Accountants and also has the Legal Professional Qualification. We have chosen Mr. Guo to serve as a CFO because of his expertise and experience in accounting and management.

Qing Gao

Ms. Gao has served as our independent director since April 2023. She has held senior financial leadership roles at multiple regional and international companies, including International Visa, Inc., where she was a director and was responsible for technical accounting and SEC reporting. She also has served as Corporate Controller of Linden Research, Inc., also known as Second Life, from December 2021 to November 2022. From September 2017 to November 2021, she worked for International Data Group (IDG), initially as Assistant Controller before being promoted to Controller. In this role, she led purchase accounting valuation, M&A integration of a SaaS company, and led due diligence for Blackstone’s acquisition of IDG. She later returned to IDG as Vice President of Financial Planning & Analysis from December 2022 to October 2023. Ms. Gao currently serves as the Corporate Controller at MoonPay Inc., a multinational financial technology company. Ms. Gao obtained a bachelor’s degree in business in International Finance from Nankai University in 1973 and a Master of Science in Accounting & Finance from London School of Economics and Political Science. We chose Ms. Gao to be a member of our Board of Directors because we believe we will benefit from her broad experience in financial reporting, accounting, auditing, tax, business management and corporate control.

Richard Wee Yong Seow

Mr. Seow has served as our independent director since April 2023. Since August 2022, Mr. Seow has served as the Head of High-Performance Computing and AI Sales of Lenovo (HKSE: 992) (ADR: LNVGY), a $60 billion revenue Fortune Global 500 company serving customers in 180 markets around the world. Mr. Seow is also the CEO and Founder of Frontier Capital Advisory Pte Ltd, where he has served since July 2009, providing extensive clients and business alliance partners across China, Taiwan, Hong Kong, the United States, Europe and Southeast Asia. Mr. Seow has also served in the following roles: the business development director of Atos Information Technology, a company engaged in digital transformation with over 120,000 employees in 72 countries and annual revenue of over €12 billion and listed on CAC40 Paris Stock Index, from September 2019 to June 2022; (ii) the Business Development Director of SBI E2 Family Advisory Company Limited, a member of the Stock Exchange of Hong Kong Limited and registered with the Securities and Futures Commission, from June 2017 to September 2019; (iii) Vice President of Asia-Pacific of Rycal Asia-Pacific Group, a United Kingdom real estate investment company headquartered in Wiltshire, England, from March 2016 to May 2017; (iv) Executive Director and board member of Hin Fah Medical Company Limited from December 2012 to May 2019 and Alternate Executive Director and alternate board member from May 2019 to present. In 1988, Mr. Seow obtained a bachelor’s degree in electrical engineering from the California State University – Fresno and obtained an MBA from Oklahoma City University in 1997. Mr. Seow is an admitted member of The Institution of Engineers, Singapore, The Institute of Electrical and Electronics Engineers (IEEE) in the United States and The Institution of Engineering and Technology (IET) in the United Kingdom. Mr. Seow was also elected as an Active Member of The New York Academy of Sciences in 1944. Mr. Seow was selected to be a member of our Board of Directors due to his distinguished background in technology and engineering as well as his extensive experience in serving as a director of public companies.

Edward C. Ye

Mr. Ye has served as our independent director since April 2023. From 2008 to 2013, Mr. Ye served in the Alan C. Liu, CPA Accounting Office as Senior Manager, where he was responsible for planning and executing audits in the manufacturing, venture capital, life science and automobile industries with revenue upwards of $5 billion. He led teams to deliver U.S. GAAP audit services. From 2013 to 2017, Mr. Ye was CFO of Bibi Global, where he implemented formal budgeting, forecasting and reporting systems, managed all day-to-day banking, treasury, and operating cash flow for effective financial planning, analyzed and established product line gross profit margins, reduced SG&A expenses and head count, evaluated and established new and profitable business opportunities as a key member of the management team. Since 2018, Mr. Ye has served as Vice President of Finance of Wimi Hologram Cloud Inc. (Nasdaq: WIMI). Mr. Ye oversaw Wimi’s initial public offering process and coordinated capital financing, ensuring the company’s financial compliance. Mr. Ye obtained a B.S. degree in Business Administration in 2005 from California State University Los Angeles with a major in Finance and a minor in Economics. Mr. Ye was selected to be a member of our Board of Directors due to his expertise in finance and business, management, and his professionalism in providing strategic advice to management in both the United States and Asia.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our Board of Directors. There are no familial relationships among any members of the executive officers.

B. Compensation

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended September 30, 2024 and 2023.

Name and Principal Position	Fiscal Year	Salary	Bonus(1)	All Other Compensation(2)	Total ($)
Shaozhang Lin	2023	$20,274	$-	$-	$20,274
Chief Executive Officer	2024	$11,929	$-	$-	$11,929
Xirui Guo(3)	2023	$-	$-	$-	$-
Chief Financial Officer	2024	$-	$-	$-	$-

(1)	No officer received a bonus in the year ended 2023 and 2024.

(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3)	Xirui Guo joined our company in February 2023 and was appointed as Chief Financial Officer (Principal Financial Offier) effective April 6, 2023.

Employment Agreements

Each employee is required to enter into an employment agreement. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary, to be paid monthly, and establish their eligibility to receive a bonus. The agreements also provide that executive officers are to work full time for our company are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and internal work policies. The employment agreements also provide that we will pay for all mandatory social security programs for its executive officers in accordance with PRC regulations. Our executive officers are subject to keep trade secrets confidential. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of its employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice and pay the employee one month’s salary for each year we have employed the employee if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then it is obligated to pay the employee two month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to the company, where the employee has committed a crime or the employee’s gross neglect of duty or corruptive actions have resulted in a material adverse effect to us.

Shaozhang Lin

We entered into an employment agreement with our Chief Executive Officer, Mr. Shaozhang Lin, effective April 6, 2023. Under the terms of Mr. Lin’s employment, he is entitled to base compensation of $96,000 per year.

Mr. Lin’s initial term of employment is for three years, which commenced on April 6, 2023 unless terminated earlier pursuant to cause or at any time by the company without cause upon presentation of thirty (30) days’ prior written notice. The Executive may also terminate the Employment without cause at any time with thirty (30) days’ prior written notice, if (1) there is a material reduction in the Executive’s authority, duties and responsibilities unless such reduction was made with Executive’s consent, or (2) there is a material reduction in the Executive’s annual salary (the occurrences in (1) and (2) being referred to as “Good Reason”)

Xirui Guo

We entered into an employment agreement with our Chief Financial Officer, Mr. Xirui Guo, effective April 6, 2023. Under the terms of Mr. Guo’s employment, he is entitled to base compensation of $96,000 per year.

Mr. Guo’s initial term of employment is for three years, which commenced on April 6, 2023 unless terminated earlier pursuant to cause or at any time by the company without cause upon presentation of thirty (30) days’ prior written notice. The Executive may also terminate the Employment notice without cause at any time with thirty (30) days’ prior written, if (1) there is a material reduction in the Executive’s authority, duties and responsibilities unless such reduction was made with Executive’s consent, or (2) there is a material reduction in the Executive’s annual salary (the occurrences in (1) and (2) being referred to as “Good Reason”).

C. Board Practices

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is considered a fiduciary of the company. Accordingly, directors owe fiduciary duties to their companies to act in accordance with the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duties to a third party. However, a company’s articles of association may permit a director to vote on a matter in which he or she has a personal interest if he or she has disclosed the nature of his or her interest to the board of directors. Our Articles of Association provide that a director must disclose the nature and extent of any material interests in any contract or arrangement, and that he or she may not vote at any meeting on any resolution concerning an interested matter.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience that he or she actually possesses.

Interested Transactions

A director may vote, attend a board meeting or, presuming that the director is an officer and that it has been approved, sign a document on our behalf with respect to any contract or transaction in which he or she is interested. We require directors to promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Compensation and Borrowing

The directors may receive such remuneration as our Board of Directors may determine or change from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our Board of Directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A majority of our Board of Directors is required to be independent. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting, and this has not been so fixed as of the date of this report. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors will be entitled to receive such remuneration as our Board of Directors may determine or change from time to time for serving as directors and may receive incentive option grants from our Company. In addition, each non-employee director is entitled to be repaid or prepaid all travel, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board of Directors or committees of our Board of Directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis.

Limitation of Director and Officer Liability

Under Cayman Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Cayman Islands law does not limit the extent to which a company’s Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

The decision of our Board of Directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

Upon completion of this offering, the Board of Directors will adopt a code of business conduct and ethics applicable to our directors, officers and employees in connection with our application to list on The Nasdaq Capital Market. Our Code of Business Conduct and Ethics will require us to comply with applicable laws, regulations and rules; keep accurate corporate records; avoid conflicts of interest; maintain corporate confidentiality; refrain from insider trading, corruption, harassment and other inappropriate behavior; and encourage reporting of any known or suspected violations without fear of reprisal.

We currently do not have a code of business conduct and ethics applicable to our directors, officers and employees. However, we intend to adopt one in the near future in connection with our application to list on The Nasdaq Capital Market.

Committees of the Board of Directors

Board of Directors and Board Committees

Our Board of Directors consists of five (5) directors. Our board of directors have determined that our three independent director namely, Qing Gao, Richard Wee Yong and Edward C. Ye, satisfy the “independence” requirements under the listing rules of The Nasdaq Capital Market. The independent directors were appointed on April 6, 2023.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice, it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Mr. Sun currently holds the position of Chairman of the Board, Mr. Lin holds both the positions of Chief Executive Officer and Director. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We established three standing committees under the board: the audit committee, the compensation committee and the nomination and corporate governance committee. Each committee will have three members, and each member is independent, as such term is defined by The Nasdaq Capital Market. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers and has authority to make grants under our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nomination and corporate governance committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nomination and corporate governance committee considers diversity of opinion and experience when nominating directors.

The members of the audit committee, the compensation committee and the nomination and corporate governance committee are set forth below. All such members qualify as independent under the rules of The Nasdaq Capital Market.

Director Name	Audit Committee	Compensation Committee	Nomination and Corporate Governance Committee
Edward C. Ye	(1)(3)	(1)	(1)(2)
Richard Wee Yong Seow	(1)	(1)(2)	(1)
Qing Gao	(1)(2)(3)	(1)	(1)
Shaozhang Lin
Jinhou Sun

(1)	Committee member
(2)	Committee chair
(3)	Audit committee financial expert

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership

See “Item 7.A. Major Shareholders” below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Class A and Class B Shares of September 30, 2024, by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding ordinary shares;

●	Each of our directors and named executive officers; and

●	All of our directors and named executive officers as a group.

	Shares Beneficially Owned(1)(2)		Percentage of Voting Power
Name of Beneficial Owner	Number	Percent
Executive Officers and Directors:
Shaozhang Lin(3)	9,548,672	28.46%	57.03%
Jinhou Sun(4)	5,612,735	16.73%	18.35%
Xirui Guo	-	-	%
Qing Gao	-	-	%
Richard Wee Yong Seow	-	-	%
Edward C. Ye	-	-	%
Directors and executive officers as a group (6 persons)	11,218,462	33.44%	73.44%
5% or Greater Shareholders:
Youxin XHB Capital Ltd(5)	3,942,945	11.75%	1.94%
Youxin HW Capital Ltd (6)	2,261,950	6.74%	1.11%
Suzhou GSR Zhaohua Ventures III Partnership (Limited Partnership) (7)	3,207,610	9.56%	1.58%
Kaitai YL-I Ltd (8)	1,673,438	4.99%	0.82%
SHENGKAI Capital Ltd (9)	1,875,000	5.59%	0.92%
BAIYAN Capital Ltd (10)	1,875,000	5.59%	0.92%
WXING (BVI) LIMITED (11)	1,875,000	5.59%	0.92%
WonderFerns Capital Co., Ltd (12)	2,343,750	6.99%	1.15%
Anxin Youxin Capital Ltd (13)	5,605,727	16.71%	55.09%
FWZ Youxin Capital Ltd (14)	1,669,790	4.98%	16.41%
Hope Youxin Captial Ltd (15)	1,669,790	4.98%	16.41%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only Class A Shares and Class B Shares held by shareholders as no options are issued or outstanding.

(2) Pursuant to our company’s Memorandum and Articles of Association, the share capital of the company is $ 50,000 divided into 400,000,000 Class A Shares with a par value of $ 0.0001 per share, and 100,000,000 shares Class B Shares with a par value of $ 0.0001 per share. Class A Shares are entitled to 1 vote per share and our Class B Shares are entitled to 20 votes per share.

(3) Consists of (i) 5,605,727 Class B Shares held by Anxin Youxin Capital Ltd for which our CEO, Mr. Lin serves as director and is deemed to hold voting and dispositive power and (ii) 3,942,945 Class A Shares held by Youxin XHB Capital Ltd for which Mr. Lin shares voting and dispositive power with other partners of Hainan Youxin Small Partner Investment Partnership (Limited Partnership) through contractual arrangement

(4) Consists of (i) 1,669,790 Class B Shares held by Hope Youxin Capital Ltd for which our director, Mr. Sun serves as director and is deemed to hold voting and dispositive power and (ii) 3,942,945 Class A Shares held by Youxin XHB Capital Ltd for which Mr. Sun shares voting and dispositive power with other partners of Hainan Youxin Small Partner Investment Partnership (Limited Partnership) through contractual arrangement.

(5) The address of Youxin XHB Capital Ltd is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Hainan Youxin Small Partner Investment Partnership (Limited Partnership) is the sole shareholder of Youxin XHB Capital Ltd. Our CEO, Mr. Lin is the general partner Jinhou Sun and Weizhao Feng are limited partners of Hainan Youxin Small Partner Investment Partnership (Limited Partnership). Shaozhang Lin, Jinhou Sun and Weizhao Feng are collectively deemed to be the “beneficial owner” of the 3,942,945 Class A shares indirectly held by Hainan Youxin Small Partner Investment Partnership (Limited Partnership) through contractual arrangement.

(6) The address of Youxin HW Capital Ltd is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Hainan Chengmai Youxin Mutual Investment Partnership (Limited Partnership) is the sole shareholder of Youxin HW Capital Ltd. Yanling Xu is the general partner of Hainan Chengmai Youxin Mutual Investment Partnership (Limited Partnership) and is deemed to hold voting and dispositive power over the shares held by Youxin HW Capital Ltd.

(7) The address of Suzhou GSR Zhaohua Ventures III Partnership (Limited Partnership) is Room 401, Building 14, Dongshahu Equity Investment Center, No. 183 Suhong East Road, Suzhou Industrial Park, Suzhou, Jiangsu Province, PRC. Xiaohu Zhu, the ultimate beneficial owner of Suzhou GSR Zhaohua Ventures III Partnership (Limited Partnership) is deemed to hold voting and dispositive power over the shares held by Suzhou GSR Zhaohua Ventures III Partnership (Limited Partnership).

(8) The address of Kaitai YL-I Ltd is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Xiamen Yilian Kaitai AI Venture Capital Partnership (Limited Partnership) is the sole shareholder of Kaitai YL-I Ltd. Yonghong Xu is the ultimate beneficial owner of Xiamen Yilian Kaitai AI Venture Capital Partnership (Limited Partnership) and is deemed to hold voting and dispositive power over the shares held by Kaitai YL-I Ltd.

(9) The address of SHENGKAI Capital Ltd is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Shengkai (Guangzhou) Investment Partnership (Limited Partnership) is the sole shareholder of SHENGKAI Capital Ltd. Kaixiong Lin is the ultimate beneficial owner of Shengkai (Guangzhou) Investment Partnership (Limited Partnership) and is deemed to hold voting and dispositive power over the shares held by SHENGKAI Capital Ltd.

(10) The address of BAIYAN Capital Ltd is Ritter House, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Baiyan (Guangzhou) Investment Partnership (Limited Partnership) is the sole shareholder of BAIYAN Capital Ltd. Huaen Guo is the ultimate beneficial owner of Baiyan (Guangzhou) Investment Partnership (Limited Partnership) and is deemed to hold voting and dispositive power over the shares held by BAIYAN Capital Ltd.

(11) The address of WXING (BVI) LIMITED is Ritter House, Wickhams Cay II, P.O. Box 3170, Road Town, Tortola VG 1110, British Virgin Islands. Xing Wang, the director of WXING (BVI) LIMITED is deemed to hold voting and dispositive power over the shares held by WXING (BVI) LIMITED.

(12) The address of WonderFerns Capital Co., Ltd is Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands. Fern Win Capital Ltd, the sole shareholder of WonderFerns Capital Co., Ltd. Siqi Cao is director of Fern Win Capital Ltd and is deemed to hold voting and dispositive power over the shares held by WonderFerns Capital Co., Ltd.

(13) The address of Anxin Youxin Capital Ltd is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Our Chief Executive Officer, Shaozhang Lin, a director of Anxin Youxin Capital Ltd is deemed to hold voting and dispositive power over the shares held by Anxin Youxin Capital Ltd.

(14) The address of FWZ Youxin Capital Ltd is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Weizhao Feng, a director of FWZ Youxin Capital Ltd is deemed to hold voting and dispositive power over the shares held by FWZ Youxin Capital Ltd.

(15) The address of Hope Youxin Captial Ltd is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. One of our directors, Jinhou Sun, a director of Hope Youxin Captial Ltd is deemed to hold voting and dispositive power over the shares held by Hope Youxin Captial Ltd.

Controlled Company

Prior to the completion of this offering, and as long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under Nasdaq Marketplace Rule 5615(c)(1).

For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our Board of Directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules for at least one year after the initial public offering, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. See “Risk Factor — As a “controlled company” under the rules of The Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party.

Loan Agreement

On October 17, 2022, Baiyan agreed to loan the Company up to $712,494 (RMB5,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of October 16, 2024, or the closing of the Proposed Public Offering. On October 15, 2024, Baiyan agreed to increase the loan limit to $1,424,989 (RMB10,000,000) and extended the repayment term to April 17, 2025. As of September 30, 2024, the Company had borrowed $793,706 under the promissory note. As of the date of issuance of the consolidated financial statements, $643,988 were repaid and the remaining balance was $149,718.

On October 17, 2022, Mr. Jinhou Sun agreed to loan the Company up to $712,494 (RMB5,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of October 16, 2024 or the closing of the Proposed Public Offering. On October 15, 2024, these loans were subsequently extended to April 17, 2025. As of September 30, 2024, the Company had borrowed $164,586 under the promissory note. As of the date of issuance of the consolidated financial statements, $113,999 were repaid and the remaining balance was $50,587.

On January 5, 2024, Mr. Shaozhang Lin agreed to loan the Company up to $712,494 (RMB5,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due on January 5, 2026. As of September 30, 2024, the Company had borrowed $43,890 under the promissory note. As of the date of issuance of the consolidated financial statements, these loans were fully repaid.

On February 22, 2024, Shengkai agreed to loan the Company up to $142,499 (RMB1,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of October 16, 2024 or the closing of the Proposed Public Offering. As of September 30, 2024, the Company had borrowed $64,937 under the promissory note. As of the date of issuance of the consolidated financial statements, these loans were fully repaid

Future Related Party Transactions

After completion of this offering, the audit committee of our Board of Directors (which we will establish and which will consist solely of independent directors) must approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties. Related party transactions that we have previously entered into were not approved by independent directors, as we had no independent directors at that time.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We do not undertake to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations, other than required by the federal securities laws or other applicable laws.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview—Legal Proceedings.”

Dividend Policy

We have never declared or paid any cash dividends to our shareholders of our Class A Shares, and we do not anticipate or intend to pay cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our Board, in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our Board may deem relevant.

B. Significant Changes

Other than as otherwise described in this Annual Report on Form 20-F and as set forth below, no significant change has occurred in our operations since the date of our financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A Shares are currently traded on the Nasdaq Capital Market under the symbols “YAAS”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Shares are listed on the Nasdaq Capital Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association

A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 1.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions – Related Party Transactions” or elsewhere in this Annual Report.

D. Exchange Controls

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Any remittances of dividends to residents of the United States and to other non-resident holders are, however, subject to withholding tax.

E. Taxation.

MATERIAL TAX CONSEQUENCES APPLICABLE TO U.S. HOLDERS OF OUR ORDINARY SHARES

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Class A Shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX

ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX

CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

We are a tax-exempt company incorporated in the Cayman Islands. Our company’s subsidiary in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong.

People’s Republic of China Enterprise Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Our PRC subsidiary are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011 and was amended in June, 2018, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. We are a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its Board of Directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that we meet all of the conditions above or are PRC resident enterprises for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares. See “Risk Factors — Risks Related to Doing Business in China — We may be deemed a PRC resident enterprise for PRC Enterprise Income Tax (“EIT”) purposes under the EIT Law and be subject to PRC taxation on our global income.”

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiary through offshore subsidiaries. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the SAT promulgated the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividend, if we satisfy the conditions prescribed under SAT Circular 82 and other relevant tax rules and regulations. However, according to SAT Circular 82 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements, we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ordinary shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaties entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaty which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our ordinary shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year ending will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from no to yes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ordinary shares.

If we are a PFIC for any taxable year during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including The Nasdaq Capital Market. If the ordinary shares are regularly traded on The Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

I. Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and long-term held-to-maturity securities with maturities of greater than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities that have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB has appreciated against the U.S. dollar, reaching a three-year high in May 2021. The appreciation in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S., dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, all of our assets, liabilities, revenues and costs are denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering will be in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets may be denominated in U.S. dollar in the future. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. In particular, we identified material weaknesses in internal control over financial reporting, as discussed below.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2024 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

In preparing our consolidated financial statements as of and for the years ended September 30, 2024, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB and other control deficiencies. The material weaknesses that have been identified relate to (i) lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and reporting requirements set forth by the SEC to address complex U.S. GAAP technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with U.S.GAAP and SEC reporting requirements; (ii) lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; and (iii) lack of sufficient controls designed and implemented in IT environment and IT general control activities, which are mainly associated with areas of logical access management, change management as well as cyber security management.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended September 30, 2024, we have implemented measures to remediate identified material weaknesses, as described above. We have taken and planned to continue to take remedial measures, including hiring Serious Financial Management & Consulting (Shenzhen) Co. Ltd as our consultant which has the requisite training and experience in the preparation of financial statements in compliance with applicable SEC requirements, and implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. We plan to adopt measures to improve our internal file management procedures and an effective recognition procedure by (i) hiring additional finance and accounting staff with qualifications and work experiences in IFRS and SEC reporting requirements to formalize and strengthen key internal controls over financial reporting; (ii) design and formalizing internal control policies, ensuring clear segregation of duties, and implement a structured risk assessment process. Developing a comprehensive internal control framework that includes regular monitoring, clear accountability, and periodic reviews to enhance transparency and mitigate potential risks; and (iii) regularly conducting checks on the IT software we utilize to ensure its proper functionality, and arranging training sessions for our IT staff. Other than such measures, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

With the completion of our listing in the US, management continues to identify and improve our internal control over financial reporting, in the context of which we have identified and started to solve these material weaknesses in our internal control over financial reporting related to lack of segregation of duties within account processes, and systems, inadequate documentation to evidence the operation of controls, inconsistent procedures and approvals, lack of periodic user access reviews and insufficient written policies and procedures for accounting, IT and financial reporting and record keeping.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is currently composed of Edward C. Ye, Richard Wee Yong Seow, and Qing Gao, with Qing Gao serving as Chair. Our Board has determined that each committee member is financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 of the Exchange Act. Our Board has determined that Edward C. Ye and Qing Gao are “financially sophisticated” within the meaning of the Nasdaq Rules and qualify as “financial expert” as defined by Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our Board has adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of our code of business conduct and ethics is available under the Corporate Governance section of our website at https://www.ir.youxin.cloud/. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq Rules concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Marcum Asia CPAs LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of September 30, 2024 and 2023 and each of the years in the two-year period ended September 30, 2024.

The following table provides information regarding fees paid or to be paid by us to Marcum Asia CPAs LLP, for all services, including audit services, for the years ended September 30, 2024, and 2023:

	Year Ended September 30,
(USD)	2024	2023
Audit fees (1)	200,000	210,000

(1)	“Audit fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements or services that in connection with statutory and regulatory filings or engagements for those fiscal years

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Global Market may provide less protection to you than what is accorded to investors under the Nasdaq Rules applicable to domestic U.S. issuers.

Accordingly, we have elected to follow the provisions, rather than the Nasdaq Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Rules require that the quorum for purposes of any meeting of the holders of a listed Company’s common voting stock, as specified in the Company’s bylaws, be no less than 33 1/3% of the Company’s outstanding issued and outstanding share capital, under Cayman Islands law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provides that a quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of our outstanding shares carrying the right to vote at such general meeting.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

(a) We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us.

(b) Please see our Insider Trading Policy of the Company, which has been filed as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

Risk management and strategy

As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition; such risks are referred to below as “material risks from cybersecurity threats”.

We identify, assess and manage any material risks from cybersecurity threats through the following countermeasures:

●	Cybersecurity threat defense system that addresses both internal and external threats;

●	Network, host and application security; and

●	Sensitive information protection methods, including:

o	Technical safeguards;

o	Procedural requirements;

o	Monitoring program on our corporate network;

o	Continuous testing of our security posture both internally and with outside vendors;

o	Incident response program;

o	Security system effectiveness reviews with reference to applicable security standards; and

o	Regular cybersecurity awareness training for employees.

Our abovementioned countermeasures for identifying, assessing and managing any material risks from cybersecurity threats, have been integrated into our overall risk management system.

We do not engage any assessors, consultants, auditors, or other third parties in connection with any of our Cybersecurity Risk Management Processes.

Governance

The audit committee of our board of directors is ultimately responsible for the oversight of risks from cybersecurity threats.

Our board of directors and its audit committee have delegated an important leadership role in assessing and managing any material risks from cybersecurity threats to Shaozhang Lin. He is responsible for ensuring that the cybersecurity team has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed, implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Our cybersecurity team is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of Shaozhang Lin who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our cybersecurity team has relevant academic backgrounds and possesses extensive knowledge in cybersecurity risk management. Our cybersecurity team, regularly update and engages in discussions with Shaozhang Lin on the company’s cybersecurity programs, material cybersecurity risks, and mitigation strategies.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Description
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
1.2	Second Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
1.3	Second Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
2.2**	Description of Securities
4.1	Employment Agreement with Shaozhang Lin (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.2	Employment Agreement with Xirui Guo (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.3	English translation of the Guangxi Yousen Share Transfer Agreement between Shaozhang Lin, Jinhou Sun, Weizhao Feng and Guangzhou Youxin Technology Co., Ltd. (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.4	English translation of the Guangxi Yousen Share Transfer Agreement Guangzhou Youxin Technology Co., Ltd, and Shaofen Lin (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.5	English translation of Share Transfer Agreement between Shareholders of Guangzhou Youxin Technology Co., Ltd. with WFOE (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.6	English translation of Share Transfer Agreement between Shareholders of Guangzhou Youxin Technology Co., Ltd. with Songshuibang Smart Technology Co., Ltd. (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.7	English translation of Service Agreement with Tencent Cloud Computing (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.8	English translation of Service Agreement with Ali Cloud Computing Co., Ltd. (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.9	English translation of Service Agreement with CICC Financial Technology Changsha Co., Ltd. (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.10	English translation of Service Agreement with Beijing Jiujia Communication Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.11	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.12	English translation of Cooperation Agreement for Software Development between Guangzhou Youxin Technology Co., Ltd. and Guangzhou Huitou Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.13	English translation of contract for the Sale of Dealer Management System between Guangzhou Youxin Technology Co., Ltd. and top customer (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.14	English translation of contract for ordering Youxin Social New Retail System Technical Services to a customer (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.15	Underwriting Agreement dated December 19, 2024 (incorporated by reference to Exhibit 1.1 of our Report of Foreign Private Issuer on Form 6-K (File No. 001-42442) filed with the Securities and Exchange Commission on December 26, 2024
4.16	Representative’s Warrant (incorporated by reference to Exhibit 4.1 of our Report of Foreign Private Issuer on Form 6-K (File No. 001-42442) filed with the Securities and Exchange Commission on December 26, 2024
8.1	List of Subsidiaries (incorporated by reference to Exhibit 11.2 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
11.2**	Insider Trading Policy of the Company
12.1**	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2**	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350
97.1**	Compensation Recovery Policy of the Company
99.1**	Youxin Technology Ltd Reports Financial Results for Fiscal Year 2024
101.INS**	Inline XBRL Instance Document.
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

**	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

YOUXIN TECHNOLOGY LTD

Date: January 30, 2025	By:	/s/ Shaozhang Lin
Shaozhang Lin
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Youxin Technology Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Youxin Technology Ltd (the “Company”) as of September 30, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended September 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs llp

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

New York, NY

January 30, 2025

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

YOUXIN TECHNOLOGY LTD

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND 2023

(Expressed in U.S. dollars, except for the number of shares)

	September 30, 2024	September 30, 2023
ASSETS
CURRENT ASSETS
Cash	$18,372	$399,050
Restricted cash	24,649	-
Accounts receivable, net	176,607	233,481
Prepaid expenses and other current assets	122,676	140,696
Total current assets	342,304	773,227

NON-CURRENT ASSETS
Property and equipment, net	3,948	11,696
Deferred offering costs	478,108	117,215
Operating lease right-of-use assets	123,170	85,662
Other non-current assets	10,608	27,558
Total non-current assets	615,834	242,131

TOTAL ASSETS	$958,138	$1,015,358

LIABILITIES

CURRENT LIABILITIES
Short-term bank loan	$323,472	$311,129
Accounts payable	31,350	52,448
Contract liabilities	215,768	166,628
Amount due to related parties	1,067,119	274,836
Operating lease liabilities - current	42,277	85,082
Payroll payable	1,869,436	1,465,220
Accrued expenses and other current liabilities	40,299	21,192
Total current liabilities	3,589,721	2,376,535

Operating lease liabilities - non-current	82,674	363
Total non-current liabilities	82,674	363

TOTAL LIABILITIES	$3,672,395	$2,376,898

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ DEFICIT
Class A ordinary shares, ($0.0001 par value, 400,000,000 shares authorized, 22,304,693 shares issued and outstanding as of September 30, 2024 and 2023, respectively)	2,230	2,230
Class B ordinary shares, ($0.0001 par value, 100,000,000 shares authorized, 8,945,307 shares issued and outstanding as of September 30, 2024 and 2023, respectively)	895	895
Share subscription receivables	(3,125)	(3,125)
Additional paid-in capital	12,154,929	12,154,929
Accumulated deficit	(15,419,765)	(14,139,104)
Accumulated other comprehensive income	550,579	622,635
Total shareholders’ deficit	(2,714,257)	(1,361,540)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$958,138	$1,015,358

The accompanying notes are an integral part of these consolidated financial statements.

YOUXIN TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Expressed in U.S. dollars, except for the number of shares)

	Years Ended September 30,
	2024	2023	2022
REVENUES	$521,241	$895,978	$1,277,066

COST OF REVENUES	(179,648)	(352,676)	(581,339)

GROSS PROFIT	341,593	543,302	695,727

OPERATING EXPENSES
Selling expenses	(94,481)	(225,926)	(934,744)
General and administrative expenses	(496,006)	(589,372)	(1,276,127)
Research and development expenses	(1,139,922)	(2,152,602)	(5,257,256)
Total operating expenses	(1,730,409)	(2,967,900)	(7,468,127)

NET LOSS FROM OPERATIONS	(1,388,816)	(2,424,598)	(6,772,400)

OTHER INCOME, NET
Other income	134,802	99,053	349,797
Other expense	(21,435)	(17,693)	(34,280)
Total other income, net	113,367	81,360	315,517

NET LOSS BEFORE TAXES	(1,275,449)	(2,343,238)	(6,456,883)

Income tax expense	(5,212)	-	-

NET LOSS	(1,280,661)	(2,343,238)	(6,456,883)

Accretion to redeemable preferred equity	-	(326,837)	(605,659)
Net loss attributable to ordinary shareholders	(1,280,661)	(2,670,075)	(7,062,542)

NET LOSS	(1,280,661)	(2,343,238)	(6,456,883)

Other comprehensive loss
Foreign currency translation (loss) income	(72,056)	(212,292)	895,745

TOTAL COMPREHENSIVE LOSS	$(1,352,717)	$(2,555,530)	$(5,561,138)

Basic and diluted loss per share	$(0.04)	$(0.09)	$(0.27)

*Weighted average number of ordinary shares outstanding - basic and diluted	31,335,616	28,204,585	25,931,452

*	Giving retroactive effect to the issuance of shares effected on April 21, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

YOUXIN TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Expressed in U.S. dollars, except for the number of shares)

	Class A*		Class B*		Share subscription	Additional Paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	receivables	Capital	Deficit	loss	deficit
Balance, September 30, 2021	16,986,145	$1,699	8,945,307	$895	(2,594)	$298,517	$(4,697,725)	$(68,097)	$(4,467,305)
Net loss	-	-	-	-	-	-	(6,456,883)	-	(6,456,883)
Accretion to redeemable preferred equity	-	-	-	-	-	(291,238)	(314,421)	-	(605,659)
Foreign currency translation adjustment	-	-	-	-	-	(7,279)	-	903,024	895,745
Balance, September 30, 2022	16,986,145	$1,699	8,945,307	$895	$(2,594)	$-	$(11,469,029)	$834,927	$(10,634,102)
Net loss	-	-	-	-	-	-	(2,343,238)	-	(2,343,238)
Accretion to redeemable preferred equity	-	-	-	-	-	-	(326,837)	-	(326,837)
Exchange redeemable preferred equity with Class A ordinary shares	5,318,548	531	-	-	(531)	12,154,929	-	-	12,154,929
Foreign currency translation adjustment	-	-	-	-	-	-	-	(212,292)	(212,292)
Balance, September 30, 2023	22,304,693	$2,230	8,945,307	$895	$(3,125)	$12,154,929	$(14,139,104)	$622,635	$(1,361,540)
Net loss	-	-	-	-	-	-	(1,280,661)	-	(1,280,661)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(72,056)	(72,056)
Balance, September 30, 2024	22,304,693	$2,230	8,945,307	$895	$(3,125)	$12,154,929	$(15,419,765)	$550,579	$(2,714,257)

*	Giving retroactive effect to the issuance of shares effected on April 21, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

YOUXIN TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Expressed in U.S. dollars, except for the number of shares)

	Years Ended September 30
	2024	2023	2022
Cash flows from operating activities
Net loss	$(1,280,661)	$(2,343,238)	$(6,456,883)
Adjustments to reconcile net loss to cash used in operating activities:
Loss (gain) on disposal of property and equipment	572	(357)	-
Amortization of right-of-use assets	101,888	204,715	481,504
Depreciation	6,816	12,293	14,717
Credit loss provision	4,664	-	-
Loss from termination of right-of-use assets	183	369	-
Changes in assets and liabilities
Accounts receivable	52,210	94,595	(16,181)
Prepaid expenses and other current assets	18,020	69,605	(87,583)
Deferred contract costs	-	30,192	(7,184)
Other non-current assets	16,950	28,368	24,131
Accounts payable	(21,098)	(14,007)	27,495
Operating lease liabilities	(100,073)	(207,881)	(507,521)
Payroll Payable	404,216	102,096	1,040,790
Accrued expenses and other current liabilities	19,107	(18,026)	(4,532)
Contract liabilities	49,140	(268,907)	217,491
Net cash used in operating activities	(728,066)	(2,310,183)	(5,273,756)

Cash flows from investing activities
Purchase of property and equipment	-	-	(1,618)
Proceeds from dispose of property and equipment	360	815	-
Repayment from a related party	-	-	768,380
Net cash provided by investing activities	360	815	766,762

Cash flows from financing activities
Loan from related parties	792,283	284,292	-
Proceeds from short-term bank loan	-	321,834	-
Payment of deferred offering cost	(360,893)	(121,248)	-
Net cash provided by financing activities	431,390	484,878	-

Effect of exchange rates on cash and cash equivalents and restricted cash	(59,713)	5,194	(312,986)

Net decrease in cash and cash equivalents and restricted cash	(356,029)	(1,819,296)	(4,819,980)

Cash and cash equivalents at beginning of year	399,050	2,218,346	7,038,326

Cash and cash equivalents and restricted cash at end of year	$43,021	$399,050	$2,218,346

Cash and cash equivalents	18,372	399,050	1,802,236
Restricted cash	24,649	-	416,110
Cash and cash equivalents and restricted cash at end of year	43,021	399,050	$2,218,346

Cash paid for interest expenses	$10,237	$257	$-
Cash paid for income tax	$-	$-	$-
Supplemental disclosure of non-cash financing activities:
Accretion to redeemable preferred equity	$-	$326,837	$605,659
Exchange redeemable preferred equity with Class A ordinary shares	$-	$12,154,929	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$140,844	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

YOUXIN TECHNOLOGY LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(Expressed in U.S. dollars, except for the number of shares)

Note 1 - Description of Business and Organization

a. Company and Background

Youxin Technology Ltd. (“Youxin Technology”, or “Youxin Cayman”) was incorporated under the laws of the Cayman Islands on October 21, 2022 as an exempted company with limited liability. The Company and its subsidiaries (collectively referred to as “the Company”) are principally engaged in a professional and highly intelligent PaaS (Platform as a Service) provider capable of providing customized system development services and subsequent services to its customers. The Company provides a comprehensive suite of product to give its retail clients an all-round view of their business operations in real time on multiple interfaces, allowing them to make critical business decisions anytime and anywhere. The Company’s products optimize the overall supply chain by streamlining the decision-making process, boosting efficiency and profitability.

Youxin Cayman is a holding company, the Company has no substantial operations other than holding all of the outstanding share capital of Youxin Cloud (BVI) Ltd (“Youxin BVI”) established under the laws of the British Virgin Islands on November 10, 2022. Youxin BVI is also a holding company holding all of the outstanding share capital of Youxin Cloud (HK) Limited (“Youxin HK”) which was incorporated on December 13, 2022 under the laws of Hong Kong. Youxin HK is a holding company holding all of the equity of Hainan Youxin Mutual Enterprise Management Co., Ltd. (“WFOE”), which was incorporated on February 17, 2023 under the law of the People’s Republic of China (“the PRC”). The WFOE holds all of the equity of Guangzhou Youxin Technology Co., Ltd., (“Guangzhou Youxin”) the operating subsidiary which was established on March 12, 2018 under the law of the PRC.

On December 23, 2024, the Company closed its initial public offering (“IPO”) of 2,300,000 Class A ordinary shares, par value $0.0001 per share (the “Shares”) at $4.50 per share. The gross proceeds of this offering are $10.35 million and raised a total of $9,097,000 in net proceeds.

Disposal of Subsidiary

On November 17, 2022, the Company transferred 100% of the equity interest and contribution obligation it held in Guangxi Yousen Network Technology Co., Ltd., (“Guangxi Yousen”) a former wholly-owned subsidiary of the Company to an unrelated individual person Lin Shaofen with no consideration. Yousen had no actual business and the net liabilities of Yousen were $1,596 as of November 17, 2022.

Reorganization

In anticipation of an IPO of its equity securities, the Company undertook the following steps to effect a reorganization (the “Reorganization”):

● Step 1: Formation of Youxin Cayman, Youxin BVI, Youxin HK, and WFOE.

● Step 2: WFOE obtained 100.00% of the equity interests of Guangzhou Youxin on April 28, 2023.

Immediately before and after the Reorganization as described above, Youxin Cayman together with its subsidiaries were effectively controlled by the same controlling shareholders; therefore, the Reorganization was accounted for as a recapitalization, and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a consolidated basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended September 30, 2024, 2023, and 2022, the results of these subsidiaries are included in the financial statements for both periods, and the equity has been adjusted retrospectively to reflect the change as well.

As of the issuance date of the financial statements, the details of the Company’s subsidiaries are as follows

Name of Entity	Incorporation Date	Background	Ownership	Principle activities
Youxin Cloud (BVI) Ltd (“Youxin BVI”)	November 10, 2022	British Virgin Islands (“BVI”) Company	Youxin Cayman (100% Hold)	Holding company

Youxin Cloud (HK) Limited (“Youxin HK”)	December 13, 2022	Hong Kong (“HK”) Limited Company	Youxin BVI (100% Hold)	Holding company

Hainan Youxin Mutual Enterprise Management Co., Ltd. (“WFOE”)	February 17, 2023	The People’s Republic Of China (“PRC”) Company	Youxin HK (100% Hold)	Holding company

Guangzhou Youxin Technology Co., Ltd. (“Guangzhou Youxin”)	March 12, 2018	The People’s Republic Of China (“PRC”) Company	WFOE (100% Hold)	PaaS and SaaS products

Note 2 - Liquidity

The Company has incurred recurring negative operating cash flows since inception and has funded its operations primarily from private placement of equity. The Company had an accumulated deficit of approximately $15.42 million, $14.14 million and $11.47 million as of September 30, 2024, 2023 and 2022, respectively. The Company had net losses of approximately $1.28 million, $2.34 million and $6.46 million for the years ended September 30, 2024, 2023 and 2022, respectively.

On December 23, 2024, the Company closed its IPO of 2,300,000 Class A ordinary shares, par value $0.0001 per share (the “Shares”). The Shares were priced at $4.50 per share. The offering was conducted on a firm commitment basis, and the gross proceeds of this offering is $10.35 million and raised $9,097,000 as net proceeds in total. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “YAAS” on December 20, 2024.

As of the date of issuance of the consolidated financial statements, the Company has approximately $6.30 million of unrestricted cash or cash equivalents. In addition, the Company will need to maintain its operating costs at a level through strict cost control and budget, such as staff reductions, to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its consolidated financial statements.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Company to meet current anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. The Company may, however, need additional capital in the future to fund its continued operations. If the Company determine that its cash requirements exceed the amount of cash and cash equivalents the Company has at the time, the Company may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict its operations. The Company cannot assure that the financing will be available in amounts or on terms acceptable to the Company, if at all.

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the United States Securities and Exchange Commission (“SEC”).

b. Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all the subsidiaries of the Company and all inter-company balances and transactions have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove a majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

c. Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On the going concern basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates required to be made by management, include, but are not limited to, revenue recognition, the assessment of a provision for credit loss, the useful lives of property and equipment, the impairment for long lived assets and valuation of deferred tax assets. Actual results may differ from those estimates under different assumptions or conditions.

d. Fair value measurements

Accounting Standards Codification (ASC) 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that may reflect the Company’s own assumptions that cannot be corroborated with observable market data.

Management of the Company is responsible for considering the carrying amount of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, short-term bank loan, accounts payable, contract liabilities, amount due to related parties, operating lease liabilities - current, payroll payable and accrued expenses and other current liabilities based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

e. Foreign Currency Translation and transaction

The reporting currency of the Company is the United States Dollars (“USD”). Guangzhou Youxin conducts its business in the local currency, Chinese Yuan (“RMB”), as its functional currency. Except for Guangzhou Youxin, the Company and its subsidiaries in Cayman Islands, BVI and HK use USD as their functional currency. An entity’s functional currency is the currency of the primary economic environment in which it operates; normally, that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the consolidated statements of operations and comprehensive loss.

The consolidated financial statements are presented in USD. Assets and liabilities are translated into USD at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Shareholders’ equity accounts, except for the change in retained earnings, are translated using the historical exchange rates at the date of entry to shareholder equity; the change in retained earnings uses historical exchange rates of each period’s statement of income. Differences resulting from translating functional currencies to the reporting currency are recorded in accumulated other comprehensive loss in the consolidated balance sheets.

Translation of amounts from RMB into USD has been made at the following exchange rates from Board of Governors of the Federal Reserve System：

Balance sheet items, except for equity accounts
September 30, 2024	RMB	7.0176 to $1
September 30, 2023	RMB	7.2960 to $1

Statement of operations and comprehensive loss, and cash flows items
For the year ended September 30, 2024	RMB	7.2043 to $1
For the year ended September 30, 2023	RMB	7.0533 to $1
For the year ended September 30, 2022	RMB	6.5532 to $1

f. Cash

Cash consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash were held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies.

g. Restricted Cash

Restricted cash mainly represents cash in bank that was frozen by court orders due to a lawsuit between one of the Company and a former employee. As of September 30, 2024 and 2023, the Company’s restricted cash balance was $24,649 and $nil, respectively.

h. Accounts Receivable

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASU 2016-13 from October 1, 2022 using modified-retrospective transition approach with a cumulative-effect adjustment to amounting to nil recognized as of October 1, 2022.

Accounts receivable include trade accounts due from clients. The credit terms given to customers are generally 90 days. Management reviews its receivables on a regular basis to determine if the provision for credit loss is adequate, and makes provision when necessary. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, management uses an aging schedule method to estimate the amount of the allowance for credit losses. The management also considers historical losses, the financial condition, the payment patterns and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC Topic 326, Financial Instruments - Credit Losses. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is remote. As of September 30, 2024, 2023, and 2022, the allowances for expected credit loss were $4,664, $nil and $nil, respectively. As of September 30, 2024, 2023, and 2022, the write-off of allowances for expected credit loss were $4,664, $nil and $nil, respectively.

i. Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service, after considering the estimated residual value which is 5% of costs. The estimated useful lives are as follows:

Estimated useful lives
Electronic equipment	3 years
Office furniture	5 years

The cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Expenditures for maintenance and repairs are charged to earnings as incurred, while major additions and enhancements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

j. Impairment of Long-lived Assets

For the long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows generated from the assets and recognizes an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. No impairment was recorded by the Company for the years ended September 30, 2024, 2023 and 2022.

k. Deferred Offering Costs

Deferred offering costs consist of legal, underwriting fees and other costs incurred through the balance sheet date that are directly related to the IPO. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to expenses. As of September 30, 2024, 2023 and 2022, the Company has incurred $478,108, $117,215 and nil of deferred offering costs, respectively.

l. Lease

The Company determines if an arrangement is a lease or contains a lease at inception, operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the operating lease, the Company generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating lease right-of-use (“ROU assets”) assets represent the Company’s right to control the use of an identified asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are generally recognized based on the amount of the initial measurement of the operating lease liabilities. Lease expense is recognized on a straight-line basis over the lease term. The Company keeps leases with an initial term of 12 months or less off the consolidated balance sheet and recognize the associated lease payments in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

The Company has an operating lease for office and equipment, including an option to renew which is not at the Company’s sole discretion. The renewal to extend the lease term is not included in the Company’s ROU assets and operating lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and operating lease liabilities. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current on the consolidated balance sheets.

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Lease payments associated with these leases are expensed as incurred.

m. Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue From Contracts With Customers (ASC 606) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps:(1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. The Company allocates the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Revenue is recorded net of value-added tax.

1) Revenue stream

◆Revenues from professional services

The Company delivers customized cloud solutions to customers through its highly flexible PaaS platform. The professional fee normally consists of three types of revenue: (i) CRM system implementation services and cloud-based connectivity services; (ii) additional function development service and (iii) subscription services.

(i) Customized CRM system development and cloud-based connectivity services

The Company provides customized CRM system development services and cloud-based connectivity to its customers with tailored functionalities and interfacing capabilities suitable to meet the operation needs of its customers and provides continuous access to the customized CRM through the Company’s platform which represent a single promise. The provision of customized CRM platform accessing, and function updates is considered as one performance obligation as the services provided are not distinct within the context of the contract whereas the customer can only obtain benefit when the services are provided together. The Company has a continuous obligation to ensure the performance of the customized CRM system through the Company’s platform over the contract service period. As the Company provides the customers with the right to use customized CRM system, the Company has the right to recognize revenue over the contractual service period by using input method. Contract service period is generally one year and payment term is generally 90 days. Contracts generally do not contain significant financing components or variable consideration. Customers do not have the right to a refund of paid fees for customized CRM system development and cloud-based connectivity services which the Company had earned and recognized as revenue. Customized CRM contracts generally contain cancellation terms which provide for an enforceable right to payment for performance completed to date.

(ii) Additional function development service

For the revenue of the additional function development based on the completed customized CRM system, the revenue is recognized at a point in time when completion of the additional function is delivered to the customer. This typically occurs when the additional function is delivered, and the customer obtains the ability to use and benefit from it. Customers do not have the right to refund of paid fees for additional function development services after the additional function is delivered. Additional function development contracts generally do not contain contract cancellation terms except when the Company failed to develop the additional function.

(iii) Subscription services

Since its second year of development, the Company also derives subscription revenues from providing cloud-based connectivity platform service and the continued obligation to ensure the performance of the platform over the service period. The transaction price is the observable standalone selling price of subscription service. The performance periods generally are six months to one year, and pursuant to the contracts, full payment is generally collected in advance. Contracts generally do not contain significant financing components or variable consideration. In conclusion, due to the fact that the customer simultaneously receives and consumes the benefits provided by the Company’s performance, the Company has the right to recognize revenue ratably over the contractual subscription period, beginning on the date when the service is made available to the customers. Customers do not have the right to a refund of paid fees for subscription services which the Company had earned and recognized as revenue, Subscription services contracts generally contain contract cancellation terms which provide an enforceable right to payment for performance completed to date.

◆Revenues from payment channel services

This revenue stream is mainly derived from payment channel services the Company enables the user to make with payment services through its CRM system, such as top up, withdraw or transaction etc. The performance obligation is to help the third-party payment channels service provider to facilitate their payment services. The Company charges a non-refundable fee for the payment channel services, the pricing of which is based on the pre-determined rates specified in the contract. The Company recognizes for payment channel service revenues at the time a user completes a payment transaction via a payment channel and is entitled to payment. Related fees are generally billed monthly, based on a per-transaction basis. As such, the Company is not the primary obligor and does not have the ability to establish the price, and therefore, the Company records revenue on a net basis and the revenue is recognized at a point in time when the amount is verified by both parties via reconciliation.

Revenues presented as follows:

	Years Ended September 30,
	2024	2023	2022
Customized CRM system development service	$-	$134,768	$818,257
Additional function development service	42,758	155,904	71,980
Subscription service	232,556	258,150	114,433
Subtotal of Professional services	275,314	548,822	1,004,670
Payment channel services	206,526	291,643	224,171
Others	39,401	55,513	48,225
Total	$521,241	$895,978	$1,277,066

Revenue by recognition over time vs point in time

	Years Ended September 30,
	2024	2023	2022
Revenue by recognition over time	$232,556	$392,918	$932,690
Revenue by recognition at a point in time	288,685	503,060	344,376
Total	$521,241	$895,978	$1,277,066

2) Contract liabilities

Contract liabilities are recognized when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer.

Changes in contract liabilities as follows:

	Years Ended September 30,
	2024	2023	2022
Contract liabilities, beginning of the year	$166,628	$437,535	$261,840
Revenue deferred during the year	190,704	20,090	281,454
Recognition of revenue deferred in prior years	(141,564)	(290,997)	(105,759)
Contract liabilities, end of the year	$215,768	$166,628	$437,535

3) Deferred contract costs

Changes in deferred contract costs as follows:

	Years Ended September 30,
	2024	2023	2022
Deferred contract costs, beginning of the year	$-	$29,936	$25,743
Cost deferred during the year	-	-	29,936
Recognition of cost deferred in prior years	-	(29,936)	(25,743)
Deferred contract costs, end of the year	$-	$-	$29,936

n. Cost of Revenues

Cost of revenue includes (1) labor costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support, (2) third party service fees including cloud computing and data usage, (3) rental and (4) related costs of outsourcing to contractors conducting system implementation and support services to customers.

o. Selling expenses

Selling expenses mainly consist of salaries and welfare, rental and advertising costs and market promotion expenses.

p. General and administrative expenses

General and administrative expenses mainly consist of salaries and welfare, rental, depreciation, professional service fees and other corporate expenses.

q. Research and development expenses

Research and development expenses are mainly salary and benefits for in-house software engineers and payments made to outside cloud providers.

r. Government Grants

Government grants are recognized as other income, net, or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of operations and comprehensive loss upon receipts as all conditions attached to the grants are fulfilled. Government grants included as other income, net in the consolidated statements of operations and comprehensive loss amounted to $127,482, $67,470 and $105,124 for the years ended September 30, 2024, 2023 and 2022, respectively.

s. Employee Benefit

The Company is required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contributes to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of its employees up to a maximum amount specified by the local government from time to time at locations where the Company operates its businesses. Social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to $282,467, $479,262 and $1,320,272 for the years ended September 30, 2024, 2023 and 2022, respectively.

t. Statutory Reserve

In accordance with the PRC Regulations on Enterprises with Foreign Investment and its articles of association, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributed as cash dividends. If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

u. Value Added Tax (“VAT”)

The Company was subject to VAT at the rate of 6% and related surcharges on revenues generated from provided services for the years ended September 30, 2024 and 2023. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Company reports revenues net of PRC VAT for all the periods presented in the consolidated statements of operations and comprehensive loss.

v. Income Tax

The Company accounts for income taxes under ASC 740. Current income taxes are provided on the basis of net income (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position for the years ended September 30, 2024, 2023 and 2022.

w. Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.

x. Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Company’s ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method.

y. Segment Reporting

ASC280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for details on the Company’s business segments. The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company. Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenues and expenses are derived in the PRC. Therefore, no geographical segments are presented.

z. Mezzanine equity

Mezzanine equity represents the Series Seed, Series A and Series B redeemable preferred equities (collectively, the “Preferred Equity” issued by Guangzhou Youxin). Preferred Equity is contingently redeemable upon the occurrence of an event that is outside of the Company’s control. Therefore, the Company classifies the Preferred Equity as mezzanine equity. See “Note 14-Mezzanine Equity”.

aa. Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 10.

bb. Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company does not opt out of an extended transition period for complying with any new or revised financial accounting standards. Therefore, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

In November 2023, the FASB issued ASU No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. ASU 2023-07 should be applied retrospectively to all prior periods presented in the financial statements. The Company’s is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740). The amendments in this ASU improve the income tax disclosures related to rate reconciliation, income taxes paid and other disclosures. The amendments in this ASU apply to all entities that are subject to Topic 740. ASU 2023-09 is effective for the Company for annual reporting periods beginning December 15, 2025. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements and expected to be immaterial.

The Company does not believe any recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations and comprehensive loss and cash flows.

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	September 30, 2024	September 30, 2023
Accounts receivable	$176,607	$233,481
Less: allowance for expected credit loss	-	-
	$176,607	$233,481

The movement of allowance for expected credit loss is as follow:

	Years Ended September 30,
	2024	2023	2022
Balance at beginning of the year	$-	$-	$-
Provision	4,664	-	-
Written off	(4,664)	-	-
Ending balance	$-	$-	$-

Note 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid and other current assets consist of the following:

	September 30, 2024	September 30, 2023
Prepayment of service fee	$73,616	$109,739
Other current assets	49,060	30,957
Total	$122,676	$140,696

Other current assets mainly represent short-term lease deposit.

Note 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	September 30, 2024	September 30, 2023
Office furniture	$6,888	$6,625
Electronic equipment	27,404	34,541
Less: Accumulated depreciation	(30,344)	(29,470)
Total	$3,948	$11,696

For the years ended September 30, 2024, 2023 and 2022, depreciation expenses amounted to $6,816, $12,293 and $14,717, respectively.

Note 7 - OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	September 30, 2024	September 30, 2023
Deposits for operating lease	$10,608	$27,558

Note 8 – SHORT-TERM BANK LOAN

Bank loan consists of the following:

Provider	Loan period	Interest rate	September 30, 2024	September 30, 2023

Industrial & Commercial Bank of China (“ICBC”)	September 20, 2023 to August 9, 2024	3.20%	$-	$311,129
Industrial & Commercial Bank of China (“ICBC”)	August 9, 2024 to August 9, 2025	3.10%	323,472	-
Total			$323,472	$311,129

The Company entered into a short-term bank loan agreement with ICBC on September 20, 2023, amounted to RMB2,270,000 (equivalent to $323,472), for one year with an interest rate of 3.20% per annum and withdrew the loan on the same day. Pursuant to the loan agreement with ICBC, the loan was granted with a discounted annual interest rate of 25 basis points lower than the one-year loan prime rate of 3.45% per annum. The loan was unsecured.

The Company entered into a short-term bank loan agreement with ICBC on August 9, 2024, amounted to RMB2,270,000 (equivalent to $323,472), for one year with an interest rate of 3.10% per annum and withdrew the loan on the same day. Pursuant to the loan agreement with ICBC, the loan was granted with a discounted annual interest rate of 35 basis points lower than the one-year loan prime rate of 3.45% per annum. The loan was unsecured.

The weighted average interest rate for the short-term bank loans for the years ended September 30, 2024, 2023 and 2022 was 3.15%, 3.20% and nil, respectively.

Note 9 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	September 30, 2024	September 30, 2023
Tax payable	$20,002	$15,913
Others	20,297	5,279
Total	$40,299	$21,192

Note 10 - RELATED PARTY BALANCES AND TRANSACTIONS

	September 30, 2024	September 30, 2023
Due to related party
Jinhou Sun*	$164,586	$89,090
Baiyan (Guangzhou) Investment Partnership (Limited partnership)**	793,706	185,746
Shaozhang Lin***	43,890	-
Shengkai (Guangzhou) Investment Partnership (Limited partnership)****	64,937	-
Total	$1,067,119	$274,836

*	Jinhou Sun is one of the founders and major shareholder of the Company.
**	Baiyan (Guangzhou) Investment Partnership (Limited partnership) (“Baiyan”) is the indirect shareholder of the Company from April 21, 2023.
***	Shaozhang Lin is the legal representative of the Company
****	Shengkai (Guangzhou) Investment Partnership (Limited Partnership) (“Shengkai”) is the indirect shareholder of the Company from April 21, 2023.

Promissory– Note - Related Party

On October 17, 2022, Baiyan agreed to loan the Company up to $712,494 (RMB5,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of October 16, 2024 or the closing of the Proposed Public Offering. On October 15, 2024, Baiyan agreed to increase the loan limit to $1,424,989 (RMB10,000,000) and extended the repayment term to April 17, 2025.

As of September 30, 2024, the Company had borrowed $793,706 under the promissory note. As of the date of issuance of the consolidated financial statements, $643,988 were repaid and the remaining balance was $149,718.

On October 17, 2022, Mr. Jinhou Sun agreed to loan the Company up to $712,494 (RMB5,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of October 16, 2024 or the closing of the Proposed Public Offering. On October 15, 2024, these loans were subsequently extended to April 17, 2025. As of September 30, 2024, the Company had borrowed $164,586 under the promissory note. As of the date of issuance of the consolidated financial statements, $113,999 were repaid and the remaining balance was $50,587.

On January 5, 2024, Mr. Shaozhang Lin agreed to loan the Company up to $712,494 (RMB5,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due on January 5, 2026. As of September 30, 2024, the Company had borrowed $43,890 under the promissory note. As of the date of issuance of the consolidated financial statements, these loans were fully repaid.

On February 22, 2024, Shengkai agreed to loan the Company up to $142,499 (RMB1,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of October 16, 2024 or the closing of the Proposed Public Offering. As of September 30, 2024, the Company had borrowed $64,937 under the promissory note. As of the date of issuance of the consolidated financial statements, these loans were fully repaid.

Note 11 - LEASE

The Company has operating leases for office and employee accommodation.

Assets/Liabilities	September 30, 2024	September 30, 2023
Assets
Operating lease right-of-use assets	$123,170	$85,662

Liabilities
Operating lease liability - current	$42,277	$85,082
Operating lease liability - non-current	82,674	363
Total	$124,951	$85,445

The operating lease expenses for the years ended September 30, 2024, 2023 and 2022 were as follows:

Lease Expense	Classification	September 30, 2024	September 30, 2023	September 30, 2022
Operating lease expense	Cost of Revenue	$13,839	$24,312	$39,525
	General and administrative expense	19,881	29,033	33,227
	Research and development expense	66,932	140,133	293,001
	Selling expense	6,820	16,113	35,172
Total		$107,472	$209,591	$400,925

The following table represents the lease cost for the years ended September 30, 2024, 2023 and 2022.

	Years Ended September 30,
	2024	2023	2022
Amortization of operating lease right of use assets	$101,888	204,715	481,504
Interest on lease liabilities	14,529	2,333	4,067
Short term lease expenses	3,748	4,594	6,719
Total	$120,165	$211,642	$492,290

Maturities of operating lease liabilities at September 30, 2024 were as follows:

Maturity of Lease Liabilities	Operating Leases
within one year	$50,746
one to two years	51,803
two to three years	36,931
Total lease payments	139,480
Less: interest	(14,529)
Present value of lease payments	$124,951

Other information related to our operating leases was as follows:

Lease Term and Discount Rate	September 30, 2024	September 30, 2023
Weighted-average remaining lease term (years)
Operating leases	2.67	0.50

Weighted-average discount rate (%)
Operating leases	8%	8%

Note 12 - TAXES

■ Income tax

Cayman Islands

Youxin Cayman is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Youxin BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Youxin HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Youxin HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company PRC subsidiary is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Guangzhou Youxin was approved as an HNTE on December 20, 2021, Guangzhou Youxin is entitled to a reduced income tax rate of 15% from 2021 to 2024. As Guangzhou Youxin failed to obtain the renewed HNTE certificate in 2024, Guangzhou Youxin will no longer be recognized as a HNTE after December 20, 2024 and thus it is subject to the income tax rate of 25% from 2024.

In accordance with Taxation [2022] No.16, which was effective from January 1, 2022, an enterprise qualified for technology-based small and medium-sized enterprise, is entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year. The same tax incentives policy further applies to all enterprises according to Taxation [2023] No.7, which was effective from January 1, 2023. Guangzhou Youxin was qualified for technology-based small and medium-sized enterprise in April 2023, but was still entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred starting from January 1, 2022, because it submitted the self-review information before May 31, 2023.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the year ended September 30, 2024, Guangzhou Youxin was qualified as small and low-profit enterprise in PRC, and thus it was eligible for the above preferential tax rate for small and low-profit enterprises.

Income tax provision accrued for the years ended September 30, 2024, 2023 and 2022 are as follows:

	September 30, 2024	September 30, 2023	September 30, 2022
Current income tax expense	$(5,212)	$-	$-
Deferred income tax expense	-	-	-
Total income tax expense	$(5,212)	$-	$-

Loss (income) before income tax is attributable to the following geographic locations for the years ended September 30, 2024, 2023 and 2022 are as follows:

	September 30, 2024	September 30, 2023	September 30, 2022
Cayman Islands	$8,211	$-	$-
Hong Kong	154,696	-	-
PRC	1,112,542	2,343,238	6,456,883
	$1,275,449	$2,343,238	$6,456,883

A reconciliation of the income tax expense determined at the statutory income tax rate to the Company’s income taxes are as follows:

	September 30, 2024	September 30, 2023	September 30, 2022
Loss before income taxes	$1,275,449	$2,343,238	$6,456,883
PRC statutory income tax rate	25%	25%	25%
Income tax benefit computed at statutory corporate income tax rate	318,862	585,810	1,614,221
Reconciling items:
Additional deduction for R&D expenses	284,981	538,151	985,736
Entertainment expense	-	(3,362)	(14,949)
Effect of preferential tax rates	(454,662)	(448,240)	(1,741,696)
Effect of changes in tax rates	(2,023,126)	-	-
Effect of different tax rates in other jurisdictions	(27,964)	-	-
Change in valuation allowance	1,896,697	(672,359)	(843,312)
Income tax expense	$(5,212)	$-	$-

■ Deferred Tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reported period. The PRC tax laws regulate that the net operating losses incurred in the tax year of an enterprise may be carried forward to subsequent years (not exceed five years or ten years if HNTE) and reduce the taxable income of subsequent years when filing income tax.

The significant components of deferred taxes are as follows:

	September 30, 2024	September 30, 2023
Deferred tax assets
Net operating loss carry forwards	$1,168,270	$2,996,555
Valuation allowance	(1,168,270)	(2,996,555)
Deferred tax assets, net	$-	$-

■ Net operating loss carry forwards based on expiration date

According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred, and that of high-tech enterprises is no more than 10 years. Carryback of losses is not permitted. As of September 30, 2024 and 2023, the Group had PRC net operating tax loss carry forwards of $23,103,352 and $19,977,031, respectively. As of September 30, 2024, net operating loss carryforwards from PRC will expire in calendar years 2028 through 2032, if not utilized.

As of September 30, 2024 and 2023, the Group had Hongkong net operating tax loss carry forwards of $158,812 and nil, respectively. The net operating tax loss carry forwards in Hong Kong can be carried forward without an expiration date.

■ Changes in valuation allowance

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are composed principally of net operating loss carryforwards. As the Company expects to continue to maintain large R&D investments and market expansion, the Company is expected to continue its loss status for the next several years. Due to its history of loss and expectation of continued loss, the management concluded that it is more likely than not that the Company will not generate future taxable income prior to the expiration of the majority of net operating loss and therefore provided a full valuation allowance against its net operating loss. Accordingly, as of September 30, 2024 and 2023, a $1,168,270 and $2,996,555 valuation allowance has been established, respectively. Movements for changes in valuation allowance are as follows:

Movement
Balance as of September 30, 2021	$1,799,819
Changes of valuation allowance	843,312
Foreign Exchange Difference	(235,970)
Balance as of September 30, 2022	2,407,161
Changes of valuation allowance	672,359
Foreign Exchange Difference	(82,965)
Balance as of September 30, 2023	2,996,555
Changes of valuation allowance	(1,896,697)
Foreign Exchange Difference	68,412
Balance as of September 30, 2024	$1,168,270

■ Uncertain Tax Position

As of September 30, 2024, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the year ended September 30, 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. As of September 30, 2024, tax years from 2019 through 2023 for the Group’s affiliated entities in the PRC remain open for statutory examination by the PRC tax authorities.

■ Value added tax (“VAT”)

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% and related surcharges of gross proceeds for the years ended September 30, 2024, 2023 and 2022. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Company reports revenues net of the PRC VAT for all the periods presented in the consolidated statements of operations and comprehensive loss.

Taxes payable consisted of the following:

	September 30, 2024	September 30, 2023
VAT taxes payable	$14,590	$14,037
Other taxes payable	5,412	1,876
Total taxes payable	$20,002	$15,913

Note 13 - BASIC AND DILUTED LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of loss per share for each of the years ended September 30, 2024, 2023 and 2022 are calculated as follows:

	Years Ended September 30,
	2024	2023	2022
Basic and diluted loss per share calculation
Numerator:
Net loss attributable to ordinary shareholders, basic and diluted	$(1,280,661)	$(2,670,075)	$(7,062,542)
Denominator:
Weighted-average ordinary shares outstanding, basic and diluted	31,335,616	28,204,585	25,931,452
Loss per share attributable to ordinary shareholders:
Basic	(0.04)	(0.09)	(0.27)
Diluted	(0.04)	(0.09)	(0.27)

Note 14 - MEZZANINE EQUITY

■ Before Reorganization

◆ Mezzanine equity

In July 2020, the Suzhou GSR Zhaohua Ventures III Partnership (Limited Partnership) (“GSR”) invested $2.11 million (RMB15 million) and owned 10.00% equity with preferences in Guangzhou Youxin (the “Series A Redeemable Preferred Equity”).

In February 2021, the Xiamen Yilian Kaitai Artificial Intelligence Venture Capital Partnership (Limited Partnership) (“XMKT”), Hangzhou Kaitai Hongde Venture Capital Partnership (Limited Partnership) (“HZKT”) and GSR invested $4.22 million (RMB30 million), $1.40 million (RMB10 million) and $2.81 million (RMB20 million) respectively; and owned 6.00%, 2.00% and 13.01% equity with preferences, respectively in Guangzhou Youxin (the “Series B Redeemable Preferred Equity”).

In May 2021, the XMKT and GSR each purchased 1.65% equities from one of the ordinary equity holder, with cash consideration of $1.85 million (RMB13.2 million) in total in Guangzhou Youxin (the “Series Seed Redeemable Preferred Equity”).

Before reorganization, in total the GSR, XMKT, and HZKT (collectively “Mezzanine Equity Holders”) held 24.31% preferred equities in Guangzhou Youxin. The key features of the Series Seed, Series A, Series B Redeemable Preferred Equity (collectively the “Mezzanine Equity”) are summarized below:

◆ Dividends

Each holder of the Mezzanine Equity is entitled to receive non-cumulative dividends when declared by the Board of Directors with preferential priority to ordinary equity holders. The dividend is to be paid at the rate of 6% of the original issue price per annum on each Mezzanine Equity in the sequence of the Series B Redeemable Preferred Equity, the Series A Redeemable Preferred Equity, and the Series Seed Redeemable Preferred Equity. After the preferential dividends relating to the Mezzanine Equity have been paid in full or declared and set apart in any of our company’s fiscal year-end, any additional dividends out of funds or assets remaining may be declared in the same fiscal year for the Shares. If such additional dividends are declared, the Mezzanine Equity Holders shall be entitled to participate on an as converted-basis pro-rata in any dividends or distributions paid to the ordinary equity holders.

◆ Voting

Each Mezzanine Equity Holder is entitled to the number of votes equal to the number of common equity into which such Mezzanine Equity could be converted as of the voting date. Mezzanine Equity Holders will vote together with common equity holders, and not as a separate class of series, on all matters put before the equity holders.

To pass a shareholder resolution for certain matters, equity holders representing at least 2/3 voting power should vote for such matters (amongst others):

●	Amend SHA (Shareholder Agreement), SPA (Share Purchase Agreement) or other transaction agreements relative to the privileges of Mezzanine. Equity Holders. Change the name of the Company.

●	Amend the Company’s Memorandum and Articles of Association.

●	Any merger or acquisition.

●	Reduction of share capital.

◆ Liquidation preference

In the event of any liquidation, including deemed liquidation event, dissolution or winding up of the Company, either voluntary or involuntary, distributions shall be made in the following manner (after satisfaction of all creditors’ claims and claims that may be preferred by law):

The Series B Mezzanine Equity Holders shall be entitled to receive the amount equal to the consideration paid to the company plus the interest calculated on the paid amount at an annualized rate of 4.5%, plus all declared and unpaid dividends on such Mezzanine Equity. If the distributable assets are insufficient to pay the priority liquidation payment, all such distributable assets shall be distributed according to the relative proportion of their respective actual paid amounts.

After payment in full to the Series B Mezzanine Equity Holders, the holders of Series A Redeemable Preferred Equity shall be entitled to receive the amount equal to the consideration paid to the Company plus the interest calculated on the paid amount at an annualized rate of 4.5%, plus all declared but unpaid dividends on such preferred equities. If the distributable assets are insufficient to pay the priority liquidation payment, the remaining distributable assets shall be paid to the Series A Mezzanine Equity Holders.

After payment in full to the Series A Mezzanine Equity Holders, the holders of Series Seed Redeemable Preferred Equity shall be entitled to receive the amount equal to the consideration paid plus the interest calculated on the paid amount at an annualized rate of 4.5%, plus all declared and unpaid dividends on such Mezzanine Equity.

If there are any assets or funds remaining after distribution in full to the holders of preferred equities, the remaining assets and funds remaining for distribution to the shareholders shall be distributed ratably among all equity holders in proportion to the paid amount of par value of the capital.

◆ Redemption

The Mezzanine Equity Holders shall have the right to redeem at any time after the earliest of (i) the failure by the Company to complete a Qualified IPO or acquisition before December 31, 2026, or (ii) if any Mezzanine Equity Holders exercises the repurchase right according to the relevant agreement between him and Guangzhou Youxin.

The redemption price shall be, the sum of (A) the paid consideration plus (B) a simple interest rate of 4.5% per annum for each year such consideration was paid from the settlement date through the date of redemption thereof (one year shall be 365 days) plus (C) all declared but undistributed profit thereon up to the date of redemption.

◆ Accounting for Mezzanine Equity

The Mezzanine Equity is classified as mezzanine equity in the consolidated balance sheets because it is contingently redeemable upon the occurrence of an event outside of the Company’s control (e.g. the Company not achieving a Qualified Public Offering or a deemed liquidation event before December 31, 2026). The Mezzanine Equity was determined as mezzanine equity with no embedded feature that are bifurcated and no beneficial conversion features are recognized. The Mezzanine Equity is initially recorded at its respective issuance date fair value, net of issuance cost. The Company did not incur material issuance cost for any Mezzanine Equity issued.

For each reporting period, the Company assesses whether the Preferred Equity are currently redeemable and if the Preferred Equity are not currently redeemable, the Company further assesses whether it is probable that the Preferred Equity will become redeemable. The Company concluded that the Preferred Equity is not currently redeemable, but with the potential become redeemable. As such, the Company shall accrete the mezzanine equity to its redemption value, until the earlier of (i) an IPO of the Company is effective, or (ii) the date of redemption elected by the holder exercising repurchase right. According to ASC 480-10-S99-15, the Company used method a (the interest method) under ASC480-10-S99-15, for subsequent measurement, accreting the carrying value of the preferred equities to their current redemption value as of each period end. The objective in accounting for redeemable securities subsequent to issuance and prior to redemption is to ensure that the securities are carried at their redemption value on their contractual redemption date or on the date the holder’s option to redeem is exercisable. The accretions to the redemption price should be charged to retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital or in the absence of additional paid-in-capital, by charges to accumulated deficit. For the year ended September 30, 2024, 2023 and 2022, there was nil, $326,837 and $605,659 accretions to redeemable preferred equity, respectively.

◆ Modification of Mezzanine Equity

Management performed qualitative assessment on the extension of redemption dates to the existing Mezzanine Equity upon the issuance of new Mezzanine Equity. Per management’s perspective, such modifications represented the results of negotiations with new investors, and the purpose of these modifications were to attract new investors but not to extinguish the existing Mezzanine Equity. Also, as the Company’s business was developing, especially, through the subsequent financing, it would lead to increasing overall valuation, as well as higher possibility to IPO, which would increase the expected benefits for the existing Mezzanine Equity Holders. Therefore, such change shall be considered as reasonable business practice.

Subsequent to the Series B Redeemable Preferred Equity issuance, the Company modified terms for Series Seed/A Redeemable Preferred Equity, i.e., extension to the redemption dates was made to the existing Mezzanine Equity upon the issuance of new series of Mezzanine Equity. According to the amended SHA after each series, the schedule for such changes is shown as below.

Series	Issue date	Initial Redemption Date	Modification
A	2020.07.10	2025.07.10	2026.12.31
B & Seed	2021.05.14	2026.12.31	2026.12.31
Months extended			18

◆ Exchange redeemable preferred equity with Class A ordinary shares

For the recapitalization of Youxin Cayman prior to the IPO, in a consolidated transaction, each of the Mezzanine Equity Holders exchanged their redeemable preferred equity in Guangzhou Youxin with Class A ordinary shares in Youxin Cayman. Specifically, on April 21, 2023, Youxin Cayman issued a total of 5,318,548 Class A Shares to the Mezzanine Equity Holders. On April 28, 2023, the WFOE acquired 100% equity of Guangzhou Youxin. As a result of the Reorganization, the Mezzanine Equity Holders exchanged their preferred equities in Guangzhou Youxin with Class A ordinary shares issued by Youxin Cayman, see “Note 14”. The percentage of equity owned by the Mezzanine Equity Holders did not materially change and these transactions did not result in a net cash flow.

Note 15 – SHAREHOLDERS’ EQUITY

Ordinary Shares

On October 21, 2022, Youxin Cayman was incorporated as limited liability company with authorized share capital of $50,000 divided into 50,000,000 shares with par value $0.001 each. On April 11, 2023, Youxin Cayman’s authorized share capital was amended to $50,000 divided into 500,000,000 ordinary shares consisting of 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, par value $0.0001 per share. On April 11, 2023, Youxin Cayman issued a total of 8,945,307 Class B ordinary shares and on April 21, 2023, Youxin Cayman issued a total of 22,304,693 Class A ordinary shares (of which 5,318,548 Class A ordinary shares were issued to former Mezzanine Equity Holders). The issuance of shares effected before the final step of reorganization. Guangzhou Youxin’s shareholders obtained the shares issued by Youxin Cayman and agreed to transfer their equity interests to WFOE, see “Note 1”.

Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. The Class A ordinary shares are not convertible into shares of any other class. Upon any direct or indirect sale, transfer, assignment or disposition, the Class B ordinary shares will be automatically and immediately convertible into Class A ordinary shares on a one-to-one basis.

Note 16 – COMMITMENTS AND CONTINGENCIES

■ Contingencies

During the ordinary course of business, the Company may become subject to legal proceedings, claims and litigation. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. If the Company determines that it is probable that a loss has been incurred and the amount is reasonably estimable, the Company will record a liability.

In July 2024, the Company received a labor arbitration claim and $24,649 (RMB172,980) was restricted due to the arbitration claim by the court. In accordance with PRC law, the claim is currently being considered by a court of first instance. It is in the early stage and difficult to predict the eventual outcomes of pending actions, the Company denies liability and intends to defend the litigations vigorously.

As of September 30, 2024, the Company had no other outstanding lawsuits or claims except for the proceeding as disclosed.

Note 17 - CONCENTRATIONS AND RISKS

■ Concentrations

(a) Customer

The following table sets forth information as to each customer that accounted for 10% or more of net revenue for the years ended September 30, 2024, 2023 and 2022.

	Years Ended September 30,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Customer
Customer A	$194,598	37%	$264,686	30%	$208,085	16%
Customer B	134,551	26%	147,268	16%	-	-
Customer C	-	-	142,807	16%	-	-
Customer D	75,562	14%	121,509	14%	140,856	11%
Customer E	-	-	-	-	233,846	18%
Total	$404,711	77%	$676,270	76%	$582,787	45%

The following table sets forth information as to each customer that accounted for 10% or more of total gross accounts receivable as of September 30, 2024 and 2023.

	September 30, 2024		September 30, 2023
	Amount	% of Total	Amount	% of Total
Customer
Customer B	$121,524	73%	$94,060	40%
Customer A	-	-	85,984	37%
Customer C	29,412	17%	-	-
Customer F	-	-	28,498	12%
Total	$150,936	90%	$208,542	89%

(b) Suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of purchase for the years ended September 30, 2024, 2023 and 2022.

	Years Ended September 30,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Supplier
Supplier A	$112,285	37%	$205,573	46%	$282,980	51%
Supplier B	36,047	12%			-	-
Supplier C	-	-	59,604	13%	-	-
Total	$148,332	49%	$305,707	59%	$282,980	51%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of September 30, 2024 and 2023.

	September 30, 2024		September 30, 2023
	Amount	% of Total	Amount	% of Total
Supplier
Supplier D	$17,812	57%	$13,706	26%
Supplier E	13,537	43%	13,021	25%
Supplier C	-	-	17,147	33%
Total	$31,349	100%	$43,874	84%

■ Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

■ Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents. As of September 30, 2024, 2023 and 2022, substantially all of the Company’s cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.

Other credit risk consists principally of accounts receivable, prepaid expenses and due from related parties. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Note 18 - SUBSEQUENT EVENT

On December 23, 2024, the Company closed its IPO of 2,300,000 Class A ordinary shares, par value $0.0001 per share (the “Shares”). The Shares were priced at $4.50 per share, and the offering was conducted on a firm commitment basis. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “YAAS” on December 20, 2024. On December 19, 2024, the Company entered into an underwriting agreement with Aegis Capital Corp. (the “Representative”). On December 23, 2024, the Company also issued to the Representative a warrant to purchase up to an aggregate of 115,000 Shares with no consideration.

Note 19 - FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of the consolidated subsidiaries in accordance with the United States Securities and Exchange Commission’s Regulation S-X, Rule 408 (e) (3) “General Notes to Financial Statements”, and it was concluded that the Company needed to only disclose the financial information for the parent company.

The consolidated subsidiaries did not pay any dividends to the Company for the periods presented. Certain information included in the financial and footnote disclosures were generally statements prepared in accordance with U.S. GAAP which have been omitted. These statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investments in its subsidiaries.

PARENT COMPANY BALANCE SHEETS

	September 30, 2024	September 30, 2023

NON-CURRENT ASSETS
Investment in subsidiary	$-	$-

TOTAL ASSETS	$-	$-

NON-CURRENT LIABILITIES
Investment deficit in subsidiary	$2,714,257	1,361,540

TOTAL LIABILITIES	$2,714,257	$1,361,540

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 22,304,693 shares issued and outstanding as of September 30, 2024 and 2023, respectively*	2,230	2,230
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 8,945,307 shares issued and outstanding as of September 30, 2024 and 2023*	895	895
Share subscription receivables	(3,125)	(3,125)
Additional paid-in capital	12,154,929	12,154,929
Accumulated deficit	(15,419,765)	(14,139,104)
Accumulated other comprehensive income	550,579	622,635
Total shareholders’ deficit	(2,714,257)	(1,361,540)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$-	$-

*	Giving retroactive effect to the issuance of shares effected on April 21, 2023.

PARENT COMPANY STATEMENTS OF OPERATIONS

	Years Ended September 30,
	2024	2023	2022

LOSS FROM SUBSIDIARIES	$(1,275,449)	$(2,343,238)	$(6,456,883)

Loss before income tax expense	(1,275,449)	(2,343,238)	(6,456,883)
Income tax expense	(5,212)	-	-

NET LOSS	(1,280,661)	(2,343,238)	(6,456,883)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	2024	2023	2022

Cash flows from operating activities
Net loss	$(1,280,661)	$(2,343,238)	$(6,456,883)
Adjustments to reconcile net loss to cash used in operating activities:
Equity loss of subsidiary	1,280,661	2,343,238	6,456,883
Net cash used in operating activities	-	-	-

Changes in Cash and cash equivalents	-	-	-

Cash and cash equivalents at beginning of year	-	-	-

Cash and cash equivalents at end of year	$-	$-	-

