Form 20-F
period 2025-09-30
Youxin Technology Ltd
filed 2026-01-28
CIK 1964946

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

People’s Republic of China, 510000

Tel: +86 13631357745

Email: ir@youxin.cloud

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Class A ordinary shares, $0.008 par value per share	YAAS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2025: 2,325,550 Class A ordinary shares.

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

ii

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to the “Company,” “Youxin,” “we,” “us,” “our” and other similar designations refer to Youxin Technology Ltd. All references to “common shares” are to our Class A ordinary shares, par value $0.008 (“Class A Shares”).

For fiscal years ended September 30, 2025, 2024 and 2023, our reporting currency and functional currency in our financial statements is the United States dollar. Amounts denominated in United States Dollars are states as “$” “dollars” or “USD”. Unless otherwise expressly stated or the context otherwise requires, references in this Annual Report to “RMB” are to Renminbi.

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

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under US GAAP as issued by the FASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the FASB.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our dependence on third parties;

●	our ability to compete with other companies who offer products that address similar issues that our future products will address;

●	our financial performance;

●	the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

Summary Risk Factors

We face various legal and operational risks associated with our substantial operations in China. The PRC government has the right to regulate how a China-based company, like us, conducts its business, accepts foreign investments, or lists on a U.S. stock exchange in accordance with laws and regulations. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the Public Company Accounting Oversight Board (the “PCAOB”). Such regulations may from time to time have an impact on our business operations. Any regulatory action unfavorable to our operations, once taken by the PRC government, could cause the value of our securities to significantly decline or in extreme cases, become worthless. The operational and legal risks associated with being based in and having operations in China also to the extent applicable apply to operations in Hong Kong and Macau which operate under different sets of laws from those of Mainland China.

Investing in our ordinary shares involves significant risks. You should carefully consider all of the information in this report and the filings incorporated by reference before making an investment in our Securities. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Our Operational and Execution Risks

●	We are dependent on our subsidiary Guangzhou Youxin’s PaaS platform to provide cloud services.

●	We have a limited operating history, making it difficult to forecast our future results of operations.

●	We may have insufficient computing resources, transmission bandwidth and storage space, which could result in disruptions and the business, results of operations and financial condition could be adversely affected.

●	If our security measures or those of our third-party data center hosting facilities, cloud computing platform providers or third-party service partners, or the underlying infrastructure of the internet are breached, and unauthorized access is obtained to a client’s data, our data or our IT systems, or authorized access is blocked or disabled, our services may be perceived as not being secure, clients may refrain from or stop using the services, and we may incur significant reputational harm, legal exposure and liabilities, or a negative financial impact.

●	If we are unable to protect our proprietary information or other intellectual property, our business could be adversely affected.

●	Any interruptions or delays in services from third parties, including data center hosting facilities, cloud computing platform providers and other hardware and software vendors, or from our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, could impair the delivery of our services and harm the business.

●	Supporting our existing and growing client base could strain our personnel resources and infrastructure, and if we are unable to scale up our operations and increase productivity, we may not be able to successfully implement our business plan.

●	If our clients do not renew professional services or if they reduce the frequency of the subscription at the time of renewal, our revenue and current remaining performance obligation could decline and the business may suffer. If we cannot accurately predict renewals or upgrade rates, we may not meet the revenue targets, which may adversely affect the market price of our ordinary shares.

●	As more of our sales efforts are targeted at larger enterprise clients, our sales cycle may become more time-consuming and expensive, we may encounter pricing pressure and implementation and configuration challenges, and we may have to delay revenue recognition for some complex transactions, all of which could harm our business and operating results.

●	We may lose key members of the management team or development and operations personnel and may be unable to attract and retain employees we need to support operations and growth.

●	We depend on a small number of customers to derive a significant portion of our net revenues and this dependence is likely to continue.

Strategic and Industry Risks

●	We operate in an emerging and evolving market. If our market does not grow, or if it cannot expand our products and services to meet the demands of this market, and if we do not compete effectively, our operating results could be harmed, our revenue may decline, or fail to grow, and may continue to incur operating losses.

●	Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and services.

●	Our efforts to expand the sale and marketing and to develop and integrate the existing services in order to keep pace with technological developments may not succeed and may reduce our revenue growth rate and harm our business.

●	If third-party developers and providers do not continue to embrace our technology delivery model and enterprise cloud computing services, or if our clients seek warranties from us for third-party applications, integrations, data, and content, our business could be harmed.

●	Because we generally recognize revenue over the term of our customer agreements, downturns or upturns in new business may not be immediately reflected in our operating results.

●	We benefit from integration of our products and services with those of our business partners. If these business partners choose not to partner with us in the future, our business and results of operations may be harmed.

Legal and Regulatory Risks

●	Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products and solutions, and could adversely affect our business, results of operations and financial condition.

●	Any failure to obtain registration or protection of our intellectual property rights could impair our ability to protect our proprietary technology and our brand, causing us to incur significant expenses and harm our business.

●	We may be subject to claims by third parties for intellectual property infringement.

●	We face challenges from the evolving regulatory environment and user attitudes toward data privacy and protection. Actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations.

●	We may be involved in legal and other proceedings arising out of our operations from time to time and may face significant liabilities as a result.

Risks Related to Doing Business in China

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment and/or operations in China-based issuers could significantly change our operations, limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Recent SEC, PCAOB, and Nasdaq developments under the HFCAA could add uncertainties to our future offerings, business operations, share price and reputation. The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets. On August 26, 2022, SEC Chairman Gary Gensler released a statement announcing that the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission (the “CRSC”) and the Ministry of Finance of the PRC, which sets out specific arrangements on conducting inspections and investigations by both sides over relevant audit firms within the jurisdiction of both sides, including the audit firms based in mainland China and Hong Kong. This agreement marks an important step towards resolving the audit oversight issue that concern mutual interests, and sets forth arrangements for both sides to cooperate in conducting inspections and investigations of relevant audit firms, and specifies the purpose, scope and approach of cooperation, as well as the use of information and protection of specific types of data. These developments could add uncertainties to our future offerings, business operations share price, and reputation.

●	Uncertain PRC legal enforcement. The PRC has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Furthermore, these risks may result in a material change in our operations, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors.

●	The CSRC may exert more oversight and control over offerings that are conducted overseas and in foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with this offering. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	The CAC has recently increased oversight over data security, particularly for companies seeking to list on a foreign exchange. We believe the impact of the CAC’s increasing oversight on our business is immaterial. However, the implementation and interpretation of the Revised CAC Measures, and the decision as to whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation in relation, or in addition to the Revised CAC Measures, will be determined on an ad hoc basis depending on the facts and circumstances.

●	The recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact our Hong Kong subsidiary.

●	PRC government interference. Because Guangzhou Youxin operates in Mainland China, the Chinese government exerts substantial influence over the manner in which they must conduct business activities. Laws, interpretations and enforcement in China may change quickly and with little advance notice, and the Chinese government may intervene or influence our and Guangzhou Youxin’s operations at any time or may exert more control over offerings conducted overseas or investments in Mainland China Based issuers, which could result in material changes in operations and/or the value of the securities we are registering for sale. If Guangzhou Youxin was required to obtain approval and was denied permission from Chinese authorities to list on U.S. exchanges, we would not be able to continue listing on any U.S. exchange, continue to offer securities to investors, and it would materially affect the interest of the investors.

●	Our business may be negatively affected by the potential obligations if we fail to comply with social insurance and housing provident fund related laws and regulations.

●	Failure to comply with PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our subsidiaries, which could materially and adversely affect our liquidity and ability to fund and expand our business.

●	We are a holding company, and we rely on funding on dividend payments from WFOE and Guangzhou Youxin, which are subject to restrictions under PRC laws.

●	To the extent cash in the business is in the PRC and Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong.

●	Fluctuations in exchange rates could adversely affect our business and the value of our securities.

●	You may experience difficulties in effecting service of process or enforcing foreign judgments against us, our respective executive officers and directors residing in Mainland China.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our ability to distribute profits to us, or otherwise adversely affect us

●	Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident shareholders may subject such shareholders to fines or other liabilities.

●	If our subsidiaries were to lose their favorable tax treatments, we could face higher tax rates than we currently pay for much of our revenues.

●	If we fail to maintain the requisite licenses and approvals required under the regulatory environment applicable to our PaaS cloud services business in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations related to our PaaS cloud service and SaaS standard product may be materially and adversely affected.

●	We may be deemed a PRC resident enterprise for PRC Enterprise Income Tax (“EIT”) purposes under the EIT Law and be subject to PRC taxation on our global income.

●	Laws and regulations governing the internet industry and related businesses in China are evolving and may involve significant uncertainty.

●	We rely on dividends paid by WFOE for our cash needs, and any limitation on the ability of WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.

●	The PRC government’s control over currency conversion may limit our foreign exchange transactions, including dividend payments on our Shares.

●	PRC laws and regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Additional compliance procedures may be required in connection with this offering, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Shares to investors and could cause the value of our Class A Shares to significantly decline or become worthless.

Risks Related to Our Corporate Structure and Operation

●	We will incur additional costs as a public company, which could negatively impact our net income and liquidity.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our ordinary shares.

Risks Related to Our Ownership of Our Class A Shares

●	Our dual-class ordinary shares structure may negatively impact the market price of its ordinary shares.

●	We are an “emerging growth company,” and we cannot be certain whether the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

●	Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company”, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.

●	If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares may decline.

●	Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

●	The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	We do not intend to pay dividends for the foreseeable future.

●	Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

●	We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce judgments against our company.

●	Our Board of Directors may decline to register transfers of ordinary shares in certain circumstances.

●	You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

●	There may be difficulties in protecting your interests under the laws of the Cayman Islands.

●	Certain facts, forecasts and statistics contained in this report are derived from a third-party report and publicly available official sources and they may not be reliable.

●	We are a “controlled company” within the corporate governance rules of the NASDAQ and, as a result, qualify for, and intend to rely on, the exemption from the requirement that our corporate governance committee be composed entirely of independent directors.

●	The dual class structure of our ordinary shares has the effect of concentrating voting control with certain directors and executive officers, and limiting your ability to influence corporate matters. Such interests may conflict with yours in the future.

Our Operational and Execution Risks

We have incurred significant losses since our inception, and we intend to continue to invest in our business. As a result, we may continue to experience losses in the future.

We incurred net losses of approximately $9.65 million, $1.28 million and $2.34 million during the years ended September 30, 2025, 2024 and 2023, respectively.

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

We receive a significant portion of our net revenues from a limited number of major clients. For fiscal years ended September 30, 2025, 2024, and 2023, three, three and four of our customers each accounted for 10% or more of our total net revenue and collectively accounted for approximately 84%, 77% and 76% of our total net revenues, respectively. Our ability to maintain close relationships with these major clients is essential to the success of our business. However, the purchase orders placed by specific clients may vary from period to period, and we typically do not have long-term purchase commitments from our clients. As a result, most of the clients could reduce or cease their use of our products and services at any time without any penalty or termination charges. A major client in one year may not provide the same level of revenues for it in any subsequent year. In addition, reliance on any individual client for a significant portion of our revenues may give that client a degree of pricing leverage when negotiating contracts and terms of service with us.

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

The software and internet industries are characterized by the existence of a large number of patents, trademarks, trade secrets and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We depend to a large extent on our ability to effectively develop and maintain intellectual property rights relating to the business. However, we cannot assure you that third parties will not put forward claims that our business infringes upon or otherwise violates patents, copyrights or other intellectual property rights which they hold, whether valid or otherwise. For example, some of the trademarks we use are not registered with the competent authorities. We may face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. Our PaaS cloud service business and SaaS standard product may become involved in litigious proceedings relating to allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and violations of rights of third parties. The validity, enforceability and scope of protection of intellectual property rights, particularly within China, are still evolving. As we may face increasing competition and as litigation becomes a more commonly pursued method for resolving commercial disputes in China, we may face a higher risk of being the subject of intellectual property infringement claims.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

On February 17, 2023, the CSRC issued the Trial Administrative Measures and relevant supporting guidelines, which became effective on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic enterprise in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedures with the CSRC in accordance with the Trial Administrative Measures. Where a domestic enterprise seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic enterprise seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of such event. Pursuant to the Trial Administrative Measures, if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed an indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is attributed to domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC, or its main place(s) of business are located in the PRC, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in the PRC. Since our PRC subsidiary Guangzhou Youxin contributed more than 50% of our consolidated revenues, profit, total assets or net assets for each of the fiscal years ended September 30, 2023, 2024 and 2025 and our operations are substantially conducted in the PRC, any public offering of our securities would likely be identified as indirect offerings by domestic companies under the Trial Administrative Measures and therefore we would be subject to the filing requirements for any public offering thereunder.

Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless. On December 27, 2020, the MOFCOM, and the NDRC promulgated the Special Administrative Measures for Access of Foreign Investment (2021 Edition), or the Negative List (2021). On September 6, 2024, the MOFCOM, and the NDRC promulgated the Special Administrative Measures for Access of Foreign Investment (2024 Edition), or the Negative List (2024). The Negative List (2024) stipulates that if a domestic enterprise engaged in business in the prohibited investment field issues shares abroad and is listed for trading, it shall be examined and approved by the relevant competent authorities of the state. According to a press release issued by the NDRC in relation to the Negative List (2021), the above provisions are only applicable to the direct overseas listing of domestic enterprises engaged in the prohibited investment field. However, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we should obtain such approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could have a material adverse effect on our ability to complete this offering or any follow-on offering of our securities or the market for and market price of our ordinary shares.

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

Since we did not obtain approval from the SEC for the overseas offering and listing of our Class A Shares on or before March 31, 2023, our PRC counsel advised us that we are required to complete the filing procedures with the CSRC in connection with our initial public offering and listing. We submitted the required filing materials to the CSRC on June 7, 2023. As of the date of this report, the CSRC has accepted the filing application documents and has provided its comments on July 11, 2023. We have submitted the response to those comments on July 25, 2023. On February 7, 2024, we have received from the CSRC a filing notice which indicated that we had completed the required filing application procedures for this offering. According to the Overseas Listing Trial Measures issued by the CSRC, which became effective on March 31, 2023, the CSRC will conclude the filing procedures and publish the filing results on the CSRC website within twenty working days after receiving the filing documents if the filing documents are complete and comply with the stipulated documents. However, during the filing process, the CSRC may request us to comply with additional documents or may consult with competent authorities, the time for which will not be counted in the twenty working days. Any failure on our part to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Shares, which will cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Shares to significantly decline in value or become worthless. We submitted the required filing materials to the CSRC on June 7, 2023 and we have received the filing notice dated February 7, 2024 from the CSRC in relation to our overseas offering and listing, which indicated that we had completed the required filing application procedures for this offering

Additional compliance procedures may be required in connection with this offering, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.

Relative to the CSRC’s Trial Measures and five supporting guidelines, which went into effect on March 31, 2023, and pursuant to Article 16 of the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. Where an issuer offers securities in the same overseas market after overseas initial public offerings or listing, it shall complete filing procedures with the CSRC within three working days after completion of offering.

Pursuant to the Trial Administrative Measures, we have to file with the CSRC with respect to this offering. According to the Overseas Listing Trial Measures issued by the CSRC, CSRC will conclude the filing procedures and publish the filing results on the CSRC website within twenty working days after receiving the filing documents, if the filing documents are complete and in compliance with the stipulated requirements. However, during the filing process, the CSRC may request our company to supply additional documents or may consult with competent authorities, the time for which will not be counted in the twenty working days. The required filing materials with the CSRC in relation to the initial public offering in the same overseas market include (without limitation): (i) record-filing reports and related undertakings; (ii) compliance certificates, filing or approval documents from the primary regulators of applicants’ businesses (if applicable); (iii) security assessment opinions issued by related departments (if applicable); (iv) PRC legal opinions issued by domestic law firms (with related undertakings); and (v) prospectus or listing documents. Pursuant to the Trial Administrative Measures, if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is attributed to domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC, or its main place(s) of business are located in the PRC, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in the PRC.

Since our PRC subsidiary contributed more than 50% of our consolidated revenues, profit, total assets or net assets for each of the fiscal years ended September 30, 2025, September 30, 2024 and September 30, 2023, and our operations are substantially conducted in the PRC, this offering constitutes an indirect offering by domestic companies under the Trial Administrative Measures and we are therefore required to complete the filing procedures with the CSRC in connection with this offering. Any failure or perceived failure of our company to fully comply with the filing requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. Also see “RISK FACTORS – Risks Related to Doing Business in China – If we are unable to complete the filing with the CSRC in a timely manner, the securities to be offered may substantially decline in value and become worthless” for more details as to the risks related to our compliance of the Trial Measures.

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

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017 provides that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China. The Cybersecurity Review Measures (2020 Version), which were promulgated on April 13, 2020, provide that if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC in accordance with the provisions thereunder. On December 28, 2021, the Cybersecurity Review Measures (2021 Version) was promulgated and became effective on February 15, 2022 and the Cybersecurity Review Measures (2020 Version) was repealed at the same time. The Cybersecurity Review Measures (2021 Version) iterates that the procurement of any network product or service by CIIOs or the conducting of data processing activities by online platform operators, that affects or may affect national security, shall be subject to a cybersecurity review in accordance with provisions thereunder and any online platform operators controlling personal information of more than 1 million users which seeks to list in a foreign stock exchange should apply for a cybersecurity review.

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

We did not make contributions in full for the social insurance fund and housing provident fund for our employees as required under the relevant PRC laws and regulations. We also make contributions for the social insurance fund and housing provident fund for persons who are not our employees. Although we have not received any order or notice from the local authorities nor any claims or complaints from our current and former employees regarding any non-compliance in this regard, we cannot assure that we will not be subject to any order to rectify non-compliance in the future, nor can we assure that there are no, or will not be any, employee complaints regarding social insurance payment or housing provident fund contributions against us, or that we will not receive any claims in respect of social insurance payment or housing provident fund contributions under the PRC laws and regulation. In addition, we may incur additional costs to comply with such laws and regulations by the PRC Government or relevant local authorities. Any such development could materially and adversely affect our business, financial condition and results of operations.

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

As of the date of this report, two of our leased buildings in China are not registered with the relevant PRC government authorities . Under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority.. We cannot guarantee, however, all leases will be registered timely by the lessors in the future. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

Our rights to use our leased properties could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.

There may be risk that our use of the leased properties is inconsistent with the designated purpose of the property use, for example a leased property might be leased to use for office space only but not for any other purposes, in which case we may not be able to continue to use the leased properties. Besides, the lessor may not have entitlement to lease the properties to us. The above risks might interrupt our business operations. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

The registered offices of certain PRC Entities are not used as the principal place of business.

As of the date of this report, the registered offices of certain PRC Entities are not used as the principal place of business.

According to the Regulation of the People’s Republic of China on the Administration of the Registration of Market Entities, in the event of any changes in the registered information, an entity shall apply to the registration authority for registration within 30 days after the resolution or decision in relation to such changes is made or the changes occur, failing which the competent authority may order the entity to rectify, impose a fine of not less than RMB10,000 but not exceeding RMB100,000 if the entity refuses to rectify and revoke its business license under severe circumstances.

Based on the foregoing, failure to register its principal place of business as the registered address exposes certain PRC Entities to risks of order by the competent authority to make corrections and fines if it refuses to obey.

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

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated according to the provisions thereunder if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

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

Our auditor is registered with the PCAOB and has been inspected by the PCAOB on a regular basis. Our auditor, Marcum Asia CPAs LLP (“Marcum Asia”), is headquartered in New York City, New York, and has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in Mainland China or Hong Kong. Marcum Asia was not subject to the determinations announced by the PCAOB on December 16, 2021. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit Marcum Asia to provide audit documentation located in Mainland China or Hong Kong to the PCAOB for inspection or investigation, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on a national securities exchange and quotations by “over-the-counter” markets, may be prohibited under the HFCAA Act.

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

Our founding shareholder and Chief Executive Officer, Shaozhang Lin, beneficially owns 61.89% of our total voting power through his ownership of 49,287 Class A Shares and 5,605,727 Class B Shares, with Class B Shares having 20 votes per share, compared to 1 vote per share for Class A Shares. Upon the closing of this offering, Mr. Lin will continue to own a controlling interest in our company, and we will meet the definition of a “controlled company” under the corporate governance standards for Nasdaq listed companies. As such, we are eligible to utilize certain exemptions from the corporate governance requirements of The Nasdaq Stock Market. We are a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c). As a controlled company, we qualify for, and our Board of Directors, the composition of which is and will be controlled by this shareholder, may rely upon exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

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

We cannot predict whether the dual-class ordinary shares structure of our company, combined with the concentrated voting power of a voting trust known as the Youxin BM Trust, with Kastle Limited as the Trustee, owning at least 50% of the voting power of our Company. Additionally, our founding shareholder and Chief Executive Officer, Mr. Shaozhang Lin, beneficially owned 57.03% of our total voting power through his beneficial ownership of 3,942,945 Class A Shares and 5,605,727 Class B Shares; and all of which has been transferred to Youxin BM Trust, will result in a lower or more volatile market price of our company’s Class A Shares, or other adverse consequences.

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

In preparing our consolidated financial statements as of and for the year ended September 30, 2025, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB and other control deficiencies. The material weaknesses that have been identified relate to (i) lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and reporting requirements set forth by the SEC to address complex U.S. GAAP technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements; (ii) lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; and (iii) lack of sufficient controls designed and implemented in IT environment and IT general control activities, which are mainly associated with areas of logical access management, change management as well as cyber security management.

Following the identification of the material weaknesses and control deficiencies, we have taken and planned to continue to take remedial measures, including hiring Serious Financial Management & Consulting (Shenzhen) Co. Ltd as our consultant which has the requisite training and experience in the preparation of financial statements in compliance with applicable SEC requirements, and implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. We plan to adopt measures to improve our internal file management procedures and an effective recognition procedure by (i) hiring additional finance and accounting staff with qualifications and work experiences in U.S.GAAP and SEC reporting requirements to formalize and strengthen key internal controls over financial reporting; (ii) design and formalizing internal control policies, ensuring clear segregation of duties, and implement a structured risk assessment process. Developing a comprehensive internal control framework that includes regular monitoring, clear accountability, and periodic reviews to enhance transparency and mitigate potential risks; and (iii) regularly conducting checks on the IT software we utilize to ensure its proper functionality, and arranging training sessions for our IT staff.

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with annual report on Form 20-F for the year ending September 30, 2025, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated.

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

If we are unable to continue to meet the listing requirements of Nasdaq, our Class A Shares will be delisted.

On August 13, 2025, we received two deficiency letters from the Nasdaq notifying the Company (i) that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) and (ii) that the Company was not in compliance with Nasdaq Listing Rule 5550(b)(2).

Staff subsequently determined that as of September 19, 2025, the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days. Accordingly, the Company is subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii). As a result, the Company received a delisting notice from The Nasdaq Capital Market. On September 29, 2025, the Company appealed the Staff’s determination to a Hearings Panel. As previously noted, the filing of the appeal stays the delisting, and the Company’s shares continue to trade on Nasdaq. On October 2, 2025, the Company received a letter from Nasdaq stating that, based on evidence that stockholders’ equity increased to more than $2.5 million, Staff determined that the Company is in compliance with Nasdaq Listing Rule 5550(b) and the deficiency pursuant to Nasdaq listing Rule 5550(b)(2) is closed.

On October 3, 2025, we disclosed receipt of a notice of delisting from the Nasdaq, as a result of its Class A Shares having a closing price of less than $0.10 per share for ten consecutive trading days and failing to satisfied the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Company appealed this determination on September 29, 2025. On October 17, 2025, the Company received a letter from Nasdaq stating that the Company has regained compliance with the minimum bid price requirement in Listing Rule 5550(a)(2) and that the delisting hearing is therefore mooted. The Company’s securities will continue to be listed and trade on The Nasdaq Stock Market.

If we are unable to achieve and maintain compliance with such listing standards or other Nasdaq listing requirements in the future, our Class A Shares could be delisted from Nasdaq. A delisting of our Class A Shares and our inability to list on another national securities market could negatively impact us by: (i) reducing the liquidity and market price of our Class A Shares; (ii) reducing the number of investors willing to hold or acquire our Class A Shares, which could negatively impact our ability to raise equity financing; (iii) limiting our ability to use certain registration statements to offer and sell freely tradable securities, thereby limiting our ability to access the public capital markets; and (iv) impairing our ability to provide equity incentives to our employees.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a holding company incorporated on October 21, 2022 under the laws of the Cayman Islands. Our operating subsidiary in the PRC, Guangzhou Youxin Technology Co., Ltd. was founded on March 12, 2018. Our company has no substantial operations other than holding all of the outstanding share capital of Youxin Cloud (BVI) Ltd, which was established under the laws of the British Virgin Islands on November 10, 2022. Youxin Cloud (BVI) Ltd is also a holding company holding all of the outstanding share capital of Youxin Cloud (HK) Limited which was incorporated on December 13, 2022 under the laws of Hong Kong. Youxin Cloud (HK) Limited is a holding company holding all of the equity of Hainan Youxin Mutual Enterprise Management Co., Ltd., a wholly foreign-owned enterprise in Mainland China, or WFOE, which was incorporated on February 17, 2023 under the laws of the PRC. The WFOE holds all of the equity of Guangzhou Youxin Technology Co., Ltd and has acquired 51% of the equity interest of Celnet Technology Co., Ltd. (“Celnet”) on October 29, 2025. Celnet is one of the largest partners and platinum partners of Salesforce in China, which was incorporated on April 19, 2012. Our Class A Shares being offered in this report are shares of Youxin, our Cayman Islands holding company.

Historical Timeline

●	March 12, 2018: We commenced operations through Guangzhou Youxin Technology Co., Ltd. (“Guangzhou Youxin”).

●	June 30, 2020: Shareholders Shaozhang Lin, Jinhou Sun, Weizhao Feng transferred their combined 100% shares in Guangxi Yousen Network Technology Co., Ltd. (“Guangxi Yousen”) to Guangzhou Youxin.

●	October 21, 2022: Youxin Technology Ltd (“Youxin Technology” or “Youxin Cayman”) was established as our offshore holding company to facilitate financing and offshore listing.

●	November 10, 2022: Youxin Cloud Ltd. (“Youxin BVI”) was established and is wholly owned by Youxin Technology.

●	November 17, 2022: Guangzhou Youxin disposed its subsidiary Guangxi Yousen.

●	December 13, 2022: Youxin Cloud (HK) Limited. (“Youxin HK”) was established and is wholly owned by Youxin BVI.

●	February 17, 2023: Hainan Youxin Mutual Enterprise Management Co., Ltd. (“YXHW” or “WFOE”) was established as a wholly foreign-owned enterprise in the PRC and is wholly owned by Youxin HK.

●	April 28, 2023: the former shareholders transferred their 100% ownership interest in Guangzhou Youxin to WFOE.

●	October 29, 2025: WFOE successfully acquired 51% of the equity interest of Celnet.

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

Our cash generated from investing activities for the year ended September 30, 2025, 2024 and 2023 amounted to negative $2,950,941, $360 and $815, respectively.

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

B. Business Overview

Overview

We are a SaaS and PaaS provider committed to helping retail enterprises digitally transforming their businesses to develop, use and control business applications without the need to purchase complex IT infrastructure. We leverage the capabilities of our AI + PaaS platform to highly customize digital scenarios for our clients, extending beyond CRM services to include HRM and OA (Office Automation). This seamlessly connects all levels of the relationship chain from management teams to end-users. Our product offers clients a comprehensive, real-time view of their business operations across multiple interfaces, empowering them to make critical business decisions anytime, anywhere..

Currently, we have developed one of the few PaaS platforms in Mainland China that can build complex external digital applications (especially transaction-related distribution, store, and e-commerce clouds), which can mass-produce SaaS products from our PaaS platform. We serve the entire enterprise-application market, using PaaS-generated SaaS applications to cover customers’ digital scenarios.

We believe that there is substantial market opportunity for our SaaS product and PaaS platform in China. According to CIC, the market for retail public cloud services in China, including ours, has experienced rapid growth over the past five years and is projected to maintain this steady rate of expansion for the next five years. As the demand for cloud-based solutions continues to rise, we believe clients will increasingly turn to public cloud services to streamline their operations, reduce costs, and enhance their overall performance.

For many customers in need of digitalization, traditional IT solutions cause their data to be scattered across various systems, making it difficult to get an overall view of their operations. The need for data integration and unified operation increases the demand for personalized integrated systems in which all software or terminals are fully interconnected, offering multiple data interfaces, and eliminating the problem of data silos. These larger, faster, and more complex systems capable of handling massive amounts of data and hybrid online and offline business management are needed to meet the clients’ increasing IT demands and to streamline their operations, reduce redundancy, and increase productivity and profitability.

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

We had 12 and 13 customers purchase our professional services and the payment channel services in fiscal year 2024 and 2025, respectively, primarily in the fast-moving consumer goods, cosmetics, and food and drink sectors. Our PaaS platform empowered us to develop highly customized CRM SaaS products for some leading brands such as P&G Guangzhou and Lancang Ancient Tea. Our net losses increased from approximately RMB9.23 million ($1.28 million) for the year ended September 30, 2024 to approximately RMB69.57 million ($9.65 million) for the year ended September 30, 2025. Our revenues increased by 3% from RMB3.76 million ($0.52 million) in fiscal year 2024 to RMB3.89 million ($0.54 million) in fiscal year 2025 and our gross profit decreased from RMB2.46 million ($0.34 million) in fiscal year 2024 to RMB1.30 million ($0.18 million) in fiscal year 2025.

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

Our Strengths

End to End Unified Enterprise Solutions

As one of the few providers of domestic applications that can support external digitization in Mainland China, we provide a comprehensive enterprise SaaS product and PaaS platform, with solutions across sales, marketing, and service for a variety of industries and business. Our solutions begin with our clients and end with our clients. Our customized service enables clients to manage their business operations digitally and intellectually by covering online shop operation, marketing, online product window display, order fulfillment, multi-channel marketing, customer relationship management, and membership program management all on the same platform. We also enable merchants to build a 360- degree view of their customers, allowing them to see everything from sales and marketing to commerce. For sales, intelligent automations on the platform put relevant customer information in the hands of stores which enables them to resolve simple queries from customers without even speaking to distributors or another store. In the delivery process, each store can process sales and inventory information simply by using the platform on their mobile phones rather than making timely internal phone calls.

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

Abundant Retail Industry Experience

Our business founders and management team have the business experience and insight to provide comprehensive and efficient solutions to meet the needs of our clients. The core team’s expertise in technology development and deep understanding of the retail business comes from their experience in big tech companies like Tencent Holdings Ltd (“Tencent”) and DiDi Global Inc., as well as from Salesforce partners across multiple industries. With years of technical expertise and business experience accumulated in the internet-related industry, our visionary management team and entrepreneurial spirit have consistently driven us to focus on the product itself since the company’s inception. We challenge the conventional reliance on proportional workforce expansion for performance growth and strive for high-quality business enhancement. Leveraging a solid technical foundation and deep insights into industry verticals, we aim to provide AI-driven digitalization services across various sectors through expanded partnerships. Our management team remains steadfast in pursuing innovative solutions to deliver greater value to our clients.

Reduced Costs

Clients using our SaaS product and PaaS platform can save on the heavy investment of setting up and maintaining complex IT infrastructure and multiple SaaS products. By entrusting us with their complex digital business needs, our clients are able to adopt the latest technologies with purpose-built capabilities for security, compliance and interoperability. This allows our clients to enjoy the same features of high-quality standard SaaS product for a fraction of the price.

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

Continue to Invest in Infrastructure and Technology

Our cloud platform relies heavily on infrastructure and technology. We allocate a substantial portion of our operating expenses to research and development, including upgrading our infrastructure, improving our cloud technology and developing new products and solutions. We incurred RMB1.14 million ($0.16 million), RMB8.21 million ($1.14 million) and RMB15.18 million ($2.15 million) of research and development expenses for the years ended September 30, 2025, 2024 and 2023, respectively. We intend to continue investing in our infrastructure to provide higher-quality cloud services and improve operation efficiency. Our leadership in technology is built by our highly innovative and dedicated research and development staff. We had a team of approximately 35 engineers, researchers, programmers and computer and data scientists as of September 30, 2023, approximately 98% of whom hold a bachelor’s degree or above. As of September 30, 2025 and 2024, our research and development team accounted for 15 and 20 different staffs respectively, because of our product strategy. Our recent As a technology-driven cloud service provider, we want to improve our research and development activities to enhance our technological capabilities to provide a suite of software products that can be delivered rapidly, affordably, flexibly, and iteratively to address the needs of mid-tier brands in China.

Enhance Our Strategic Partner Ecosystem

We value the cooperation with our strategic partners and seek to further enhance our strategic partner ecosystem. Our SaaS product and PaaS platform are delivered on a public cloud platform, and we need our vendors to work with us to meet customers’ individualized requirements. Our current strategic partners include Beijing Jiujiatong Technology Co. Ltd., for SMS service; Ali Could for Cloud storage; Bluelinksys for implement and Tencent Cloud Computing Beijing Co, Ltd. for network services. We intend to form additional strategic partner relationships with our suppliers, and to accelerate efficient growth via our partners.

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

Cloud services can either be private or public. Private clouds, also known as data centers, reside on a company’s own infrastructure, which is typically protected by a firewall and physically secured. Public clouds are on-demand and share infrastructure and resources provided by a third party. In a public cloud deployment, an organization uses one or more cloud services, such as software-as-a-service (“SaaS”), platform-as-a-service (“PaaS”), or infrastructure-as-a-service (“IaaS”), from a public cloud service provider such as AWS or No update

Azure, without relying on private cloud (on-premises) infrastructure.

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

Our Solutions, Products and Development

Common Characteristics of Our PaaS Ecological Platform and SaaS Standard Product

Currently, our suite of products includes our high-quality PaaS cloud service and our SaaS standard product. To date, we have designed over 80 PaaS cloud solutions covering a wide spectrum of the retail, religion and cosmetic industries. All of our products benefit from the following characteristics:

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

●Accessibility. By utilizing enterprise applications running on PaaS platform and SaaS standard product, our clients’ internal employees can conduct business at any time and from any location, while external users and partner companies can use Youxin Cloud’s terminals, such as a client side application or distributor application, to generate business activities easily and quickly.

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

Our PaaS Platform Benefits

Our core PaaS development platform offers the following benefits to our clients:

●	Cutting-edge cloud experience. Our cloud platform was designed with multi-industry compatibility in mind from day one, built to operate each client’s business with flexibility and distributed capabilities. Compared to traditional software enterprise service providers, our underlying software infrastructure is relatively distinct, and we maximize the total code efficiency for our clients by conducting private deployments on multiple clouds. We believe that Youxin Cloud is one of the few domestic cloud services in China for complex business systems based on PaaS that can build millions of complex external digital applications (especially transaction-related distribution, store, and e-commerce clouds). Traditional software vendors only customize and develop systems with simple internal applications that require little to no coding and cannot support complex external applications.

●	Drive revenue with efficiency and flexibility. With our simple and lightweight build applications, retail chain participants, such as distributors, stores, resellers can view data in real time on one screen. The communications stay up-to-date and accurate, avoiding repetition regardless of how a customer chooses to interact. To quickly react to the client’s IT need, the general customized applications developed by our PaaS platform can be delivered to the clients in approximately two months based on the client’s operation and specific needs.

●	Seamless end-to-end service. With a PaaS platform, clients can be better connected to transactional data and customer history, enabling service agents to consistently deliver high-quality interactions. Based on the variety of cloud products, we have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers.

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
User
Goods
Order
Others
Metadata
Physical table
ADB
Data Engine
BI Table
AI Recommendation
PaaS middleware layer
Object Engine
Process Engine
Interface Engine
Integration Engine

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
distributors
Credit management
Integrated service provider
Marketing and sales events
Incentives/ Commissions
Member consumption amount
Member stored value amount
Empower training
Marketing and sales
Order online
Credit limit + balance - order amount > 0
Lancang Shipping
Stores
Service provider stores
Direct sales stores
Affiliate stores
Franchise
Guided store assistant
Merchandise management
Cashier order placement
Inventory counting
Commodity transfer
Sales returns
Purchase order
Consumers
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

Our AI+PaaS Solution

Leveraging the technologies and expertise accumulated from our PaaS platform, we have developed an AI-powered digital enablement solution designed specifically for mid-tier brands in China. This ready-to-deploy solution allows clients to focus on business application development without managing underlying components such as operating systems, storage, or infrastructure. It helps drive channel sales and partner performance by allowing a user to easily manage resellers, distributors and brokers all in one place. Users can conveniently communicate and retrieve various data files such as pictures, audio, video and text, etc.

Features:

AI+PaaS solution provides the following features:

●	Acceleration of real-time online communication. AI+PaaS solution features high availability, reliability, flexibility, and ease of use for real-time online communication between distribution chain participants. Managers gain AI-driven insights into frontline operations to proactively identify issues and allocate resources. Sales teams can dynamically identify optimal distribution channels and respond to instructions in real-time. The system automatically initiates smart approval workflows for incentive policies with full-process synchronization. For example, if a certain distributor needs an incentive policy that the brand did not previously provide, based on AI+PaaS solution, they can quickly initiate an application to the corresponding manager. The manager will review and approve it at the same time as the information is synchronized. The platform’s benefits are not limited to just incentive policy communication; traditionally, the communication of frontline information about consumer goods has been a time-consuming process with numerous intermediate layers and delayed message transmission. We break through traditional communication barriers in the consumer goods industry by delivering seamless business collaboration through mobile devices, driving continuous organizational efficiency improvements.

●	Satisfaction of the customized demands. AI+PaaS solution is tailored to match the specific demands of all mid-tier brands. The application can be built from zero by eco-partners or Our implementation engineers using our PaaS platform; or on Youxin Cloud’s existing mature SaaS products, through our low code language or object engine plus process engine, expanding the existing functions to meet the customization needs of enterprise clients.

●	Adaption to organizational changes. If changes occur within a company, such as organizational restructuring, staff transfer, regional mergers and splits, promotion policy adjustment, product up/down, pricing adjustment, etc., AI+PaaS solution can be modified to meet the new requirements within a few hours or in one day.

●	User Friendly. The system is easy to use and can be mastered with almost no learning cost.

●	Affordable price. We believe our AI+PaaS solution allows our customers to enjoy product features found on much more expensive products for a fraction of the price.

Our Customers

We primarily focus on providing service to mid-tier brands that rely on offline distribution strategies with significant IT upgrading needs. Our typical customer possesses over 50 sales personnel, divided into two to four management levels, a docking service of 500 to 1,000 dealers, goods distribution to 50,000 to 200,000 terminal stores, with annual sales between RMB100 million and 1 billion. These mid-tier brands primarily consist of clients in the fast-moving consumer goods, cosmetics, and food and drink sectors.

Our platform has gathered a broad and diverse customer base, which has expanded rapidly since our inception. We generally enter annual cloud service contracts with our PaaS cloud service customers. For our enterprise PaaS cloud service customers, we enter into service contracts on a project basis.

The following table sets forth information as to each customer that accounted for 10% or more of net revenue for the years ended September 30, 2025, 2024 and 2023.

	Years Ended September 30,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
Customer
Customer B	$208,531	39%	$134,551	26%	$147,268	16%
Customer E	112,528	21%	-	-	-	-
Customer F	89,172	16%	-	-	-	-
Customer A	19,464	4%	194,598	37%	264,686	30%
Customer C	28,031	5%	-	-	142,807	16%
Customer D	-	-	75,562	14%	121,509	14%
Total	$457,726	85%	$404,711	77%	$676,270	76%

The following table sets forth information as to each customer that accounted for 10% or more of total gross accounts receivable as of September 30, 2025 and 2024.

	September 30, 2025		September 30, 2024
	Amount	% of Total	Amount	% of Total
Customer
Customer B	$176,534	83%	$121,524	73%
Customer A	24,344	11%	-	-
Customer E	1,397	1%	29,412	17%
Total	$202,275	95%	$150,936	90%

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

As of the date of this report, we have registered 2 patents, 12 trademarks, 65 software copyrights, and 7 domain names in China and overseas. We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will succeed. Even if our efforts succeed, we may incur significant costs in defending our rights. See “Risk Factors – Legal and Regulatory Risks– Any failure to obtain registration or protection of our intellectual property rights could impair our ability to protect our proprietary technology and our brand, causing us to incur significant expenses and harm our business.”

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

Software Copyright Information

We have a total of 67 copyrights, including software copyright and literary work copyright. Copyright for software includes applications, platforms, and system software. Guangzhou Youxin owns 65 of those software copyrights and 2 literary copyrights.

Software copyrights owned by Guangzhou Youxin:

Type	Full Name of Software	Registration Number	First Publication Date	Registration Approval Date
Software Copyright	E-Commerce Network Sales Service Platform V1.0	2019SR1379484	2018-12-25	December 31 of the 50th Year after the First Publication
Software Copyright	E-Commerce New Retail Cloud Service Platform V1.0	2019SR1379477	2018-12-20	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin E-Commerce Management Backend System V1.0	2019SR1274969	2019-05-23	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Community Grouping System V1.0	2019SR1266142	2019-03-18	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Social New Retail System V1.0	2019SR1275038	2019-05-13	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Tankebao System V1.0	2019SR1257745	2019-05-21	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Social Mall System V1.0	2019SR1250418	2019-08-03	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Chain Store Management System V1.0	2019SR1270054	2019-08-21	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Distribution Management System V1.0	2019SR1257532	2019-09-16	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Social Distribution Platform V1.0	2020SR1760239	2020-07-01	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Omnichannel Business System V1.0	2020SR1768184	2020-07-31	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Omnichannel Data System V1.0	2020SR1739430	2020-09-22	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Store Shopping Guide Management Platform V1.0	2020SR1739465	2020-10-12	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Consumer Marketing Platform V1.0	2020SR1739431	2020-10-29	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Mobile Marketing Management System V1.0	2021SR1642266	2020-07-16	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin D2b Distribution Cloud Service System V1.0	2021SR1638327	2020-08-12	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin D2c Retail Cloud Service System V1.0	2021SR1638326	2020-09-09	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Store Management System V1.0	2021SR1638677	2020-10-21	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Enterprise Wechat Management System V1.0	2021SR1642393	2020-11-12	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Paas Platform System V1.0	2021SR1638325	2020-12-17	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Marketing Policy Management System V1.0	2021SR1638224	2021-03-11	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Kuaidoutong Live Management System V1.0	2021SR1638121	2021-04-12	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Open Platform Management System V1.0	2021SR1638122	2021-05-19	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin One Item One Code Management System V1.0	2021SR1642267	2021-06-10	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Warehouse Shipping Management System V1.0	2021SR1638324	2021-07-10	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Service Card Item Management System V1.0	2021SR1638176	2021-08-12	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Smart Marketing Integrated Operation Management Software V1.0	2022SR0760579	2021-06-18	December 31 of the 50th Year after the First Publication

Type	Full Name of Software	Registration Number	First Publication Date	Registration Approval Date
Software Copyright	Cloud Order Tracking Management System V1.0	2022SR1490871	2022-08-28	December 31 of the 50th Year after the First Publication
Software Copyright	Exap Low-Code Domain Programming Language System V1.0	2023SR0103176	2022-06-24	December 31 of the 50th Year after the First Publication
Software Copyright	Low-code formula management system V1.0	2023SR0097384	2022-08-31	December 31 of the 50th Year after the First Publication
Software Copyright	Service Pass Customer Management System V1.0	2023SR0097525	2022-03-29	December 31 of the 50th Year after the First Publication
Software Copyright	Data Import and Export Management System V1.0	2023SR0268178	2022-03-29	December 31 of the 50th Year after the First Publication
Software Copyright	Salesman Performance Management System V1.0	2023SR0123042	2022-10-13	December 31 of the 50th Year after the First Publication
Software Copyright	User Organization Rights Management System V1.0	2023SR0107895	2022-08-12	December 31 of the 50th Year after the First Publication
Software Copyright	Tracking Radar Management System V1.0	2023SR0106679	2022-05-18	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Object Management System V1.0	2023R11L1983532	2023-02-28	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Approval Management System V1.0	2023R11L1983619	2023-04-28	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Developer Platform V1.0	2023R11L1983963	2023-09-04	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Integration Engine System V1.0	2023R11L1983662	2023-05-29	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Page Code System V1.0	2023R11L1983775	2023-07-09	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Platform Logging System V1.0	2023R11L1983916	2023-08-15	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Application Development Management System V1.0	2023R11L1983817	2023-07-31	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Platform Task Management System V1.0	2023R11L1984005	2023-09-17	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Intelligent Data Analysis and Management System V1.0	2024SR0155465	2023-04-03	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Intelligent Visual Report Manager System V1.0	2024SR0151571	2023-06-25	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud User Information Management System V1.0	2024SR0159502	2023-08-01	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Cloud Data Rights Management Software V1.0	2024SR0917666	2023-02-24	December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Digital Store Operation System V1.0	2024SR1744114		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Intelligent Logistics Tracking System V1.0	2024SR1744337		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Intelligent Recommendation Engine System V1.0	2024SR2088720		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Intelligent Inventory Alert System V1.0	2024SR1697261		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Omni-Channel CRM Management System V1.0	2024SR1694534		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Supply Chain Collaboration Platform V1.0	2024SR1706962		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Intelligent Customer Service Robot System V1.0	2024SR1713151		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Big Data Analytics & Insights Platform V1.0	2024SR2125139		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin AI Product Recognition System V1.0	2024SR2125169		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Supply Chain Financial Management System V1.0	2025SR0151971		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Auto-Programming Robot System V1.0	2025SR2047459		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Auto-Programming Robot System V1.0	2025SR2047459		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Attendance Clock-in Analysis System	2025SR2014077		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Business Data Cold Backup Platform	2025SR1989667		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Multilingual Implementation Platform	2025SR1989732		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Distributed Store Intelligent Allocation System	2025SR1989734		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Visual Editing & Printing System	2025SR2029601		December 31 of the 50th Year after the First Publication
Software Copyright	Youxin Metadata Import & Export System	2025SR2034757		December 31 of the 50th Year after the First Publication

Software Copyright owned by Guangxi Yousen Network Technology Co., Ltd.:

Literary Work copyright owned by Guangzhou Youxin:

Type	Full Name of Work	Registration Number	Completion date	Status	Valid Period
Literary Work	Youxin Cloud	National Work List-2022-F-10163958	2021-01-29	Unpublished	December 31 of the 50th Year after the First Publication
Literary Work	Youxin Technology Enterprise Logo	National Work List-2022-F-10163959	2021-01-29	Unpublished	December 31 of the 50th Year after the First Publication

Trademark Information

Trademarks owned by Guangzhou Youxin:

Registration Number	List of Goods / Services	Trademark	Status	Valid Period
52279866	Class 35: Retail or wholesale services of medical supplies	Youxinyundian	Registered	2021-10-21 through 2031-10-20

52281671	Category 9: face recognition equipment; mobile phone pattern inspection; office punching machine; painting machine; blueprint equipment	Tankebao	Registered	2021-10-21through 2031-10-20

52284041	Class 35: Retail or wholesale services of medical supplies	Youxinyunshang	Registered	2021-10-21through 2031-10-20

52290823	Class 9: Data processing equipment; computers; computer software (recorded); downloadable computer application software; computer hardware; recorded or downloadable computer software platforms; downloadable mobile phone application software; connectors (data processing devices); personal digital assistants (PDAs); facial recognition devices	Huiguantong	Registered	2021-08-14 through 2031-08-13

52297031	Class 35: Advertising; market analysis; advertising; marketing; personnel management consulting; management services for the relocation of commercial enterprises; systematization of computer database information; accounting; seeking sponsorship; retail or wholesale services for medical supplies	Huiguantong	Registered	2021-08-14 through 2031-08-13

Registration Number	List of Goods / Services	Trademark	Status	Valid Period

52299260	Class 42: Technical research	Huiguantong	Registered	2021-10-07 through 2031-10-06

52299861	Class 35: Retail or wholesale services of medical supplies	Youxinyunbo	Registered	2021-10-21 through 2031-10-20

40645375	Class 35: Retail or wholesale services of medical supplies	Youxinyun	Registered	2020-06-14 through 2030-06-13

40623355	Category 9: Face recognition equipment	Youxinyunfu	Registered	2020-06-14 through 2030-06-13

40623355	Category 9: Face recognition equipment	Youxinyunfu	Registered	2020-06-14 through 2030-06-13

40638648	Class 35: Retail or wholesale services of medical supplies		Registered	2020-06-14 through 2030-06-13

61707357

Class 9: Slide projection equipment; optical film for adjusting the clarity of the image attached to the display of electronic products; face recognition equipment

Equipment; automatic sprinklers for fire fighting; industrial radiation equipment (cut-off)

		Youxinkeji	Registered	2022-09-14 Through 2032-09-13

61739964	Class 42: Seismic analysis services; provision of scientific information on climate change; handwriting analysis (handwriting science); mapping services; naming Services (cut-off)	Youxinkeji	Registered	2022-09-14 Through 2032-09-13

61728248	Class 35: Retail or wholesale services of medical supplies		Registered	2022-10-28 Through 2032-10-27

Domain Name Information

Guangzhou Youxin has 7 effective domain names:

Domain Name	Registration Date	Expiration date	Domain Owner	Website record / license number
youxin.plus	2020-03-01	2026-03-01	Guangzhou Youxin	Yue ICP 18029216-6
youxinpaas.com	2019-06-26	2026-06-26	Guangzhou Youxin	Yue ICP-18029216-10
youxin.cloud	2019-07-25	2027-07-25	Guangzhou Youxin	Yue ICP-18029216-5
rongxintech.cn	2018-02-11	2026-02-11	Guangzhou Youxin	Yue ICP-18029216-2
youxincloud.com	2019-08-05	2027-08-05	Guangzhou Youxin	Yue ICP-18029216-4
rongxin.tech	2018-01-12	2027-01-13	Guangzhou Youxin	Yue ICP-20002118-1
youxinpaas.cn	2019-06-26	2026-06-26	Guangzhou Youxin	Yue ICP-18029216-9

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

Competition

In China, our competitors for our PaaS platforms include Yongyou (“用友”) and Xuanwu Cloud (“玄武云”). With respect to our SaaS products, our competitors include Force.com, ClickPaas, Mingdao Cloud, Youzan, etc. Compared to other industry competitors, we believe our products offer the following distinct advantages:

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

Our Company’s Employees

Guangzhou Youxin had 57 and 32 full-time employees as of September 30, 2023 and 2024, respectively. As of September 30, 2025, Guangzhou Youxin employed a total of 22 full-time employees. All of our employees were located in Mainland China.

Department	September 30, 2025	September 30, 2024	September 30, 2023
General Manager Office	2	3	4
Sales and Marketing	3	7	14
Human Resources & Administration	1	1	2
Accounting	1	1	2
R&D Department	15	20	35
Total	22	32	57

All of Guangzhou Youxin’s employees are employed in Mainland China. Guangzhou Youxin’s employees are not represented by a labor organization or covered by a collective bargaining agreement. Guangzhou Youxin has not experienced any work stoppages.

Guangzhou Youxin is required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds. We contributed an aggregate of approximately $227,152, $282,467 and $479,262 to the employee benefit plans, social insurance and housing funds for the years ended September 30, 2025, 2024 and 2023, respectively. Although the effect on our liquidity by the payments for these contributions is immaterial, Guangzhou Youxin believes that it is in material compliance with the relevant PRC employment law.

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

Anxin Youxin Capital Ltd
BVI
Hope Youxin Capital Ltd
BVI
FWZ Youxin Capital Ltd
BVI
Youxin XHB Capital Ltd
BVI
Youxin HW Capital Ltd
BVI
Kaitai YL-I Ltd
BVI
Kaitai HD Ltd
BVI
Suzhou GSR ZhaohuaVentures III Partnership (Limited Partnership)
BAIYAN Capital Ltd
BVI
SHENGKAI Capital Ltd
BVI
WonderFems Capital Co., Ltd
BVI
WXING (BVI) LIMITED
FUNGYING WONG
CHICHING HUNG
17.938%
5.343%
5.343%
12.617%
7.238%
5.355%
1.400%
10.264%
6.000%
6.000%
7.500%
6.000%
4.500%
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

As of the date of this report, Celnet leases three office spaces in Guangzhou, Shanghai and Beijing respectively. Guangzhou office is located at Room D203, No. 32, Shangchong Nanyue, Haizhu District, Guangzhou. The total leased area spans 371.53 square meters. The lease commenced on December 1, 2025, and the expiration date is November 30, 2027. Shanghai office is located at Room 1140, 11F, Tower B, Central Towers, No.567, Lan Gao Road, Putuo District, Shanghai. The lease commenced on May 1, 2025, and the expiration date is April 30, 2026. Beijing office is located at Room 1502, 15F, Building 4, Courtyard 60, Xinhua West Street, Tongzhou District, Beijing. The total leased area spans 48.87 square meters. The lease commenced on August 16, 2024, and the expiration date is August 15, 2026.The property is leased without any pledge/mortgage as of the date of this report.

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

Our revenue increased by 3%, from $521,241 for the year ended September 30, 2024, to $539,474 for the year ended September 30, 2025. With our ongoing efforts on the initial implementation of the new third-generation PaaS platform and our ongoing efforts to increase distributors and new customers to use our third-generation PaaS platform, we continue to anticipate revenue growth as new distributors and customers purchase licenses and professional services for the third-generation PaaS platform. However, as of September 30, 2024, the company focused on implementing the third-generation PaaS platform into trial for potential customers and distributors. Through the trials, company can collect feedback and continue to optimize the platform. After the IPO, the company’s R&D team integrated AI models, successfully enabling the generation of complex customized code on the PaaS platform via natural language, which has significantly enhanced product delivery capabilities. Based on this, the company have attracted clients from various industries, including cosmetics and cruise lines, assisting them in rapidly building customized CRM systems.

Because of our company’s shift to developing and marketing its third-generation PaaS platform during the lockdown period beginning November 2022, fewer personnel were required to implement its third-generation PaaS platform because PaaS products generally have embedded more functionalities compared to the more hands-on personnel efforts for customized CRM development services. Accordingly, the number of employees decreased over a one-year period from 32 for the fiscal year ended September 30, 2024 to 22 for fiscal year ended September 30, 2025.

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

SaaS Product

On February 2023, we launched Yunzhuidan SaaS product for our mid-tier brands in the Chinese retail industry to provide a more standardized SaaS product compared to our customized PaaS services. Our SaaS product is delivered ready-to-use, allowing clients to concentrate on building applications without having to worry about other components like operation systems, storage, and infrastructure. Yunzhuidan allows brands to interact with its stores across multiple digital channels, bouncing between mobile, web and social interfaces before completing a purchase. By the end of the fiscal year ended September 30, 2024, we have largely pulled back from offering trials or investing capital for large-scale sales of Yunzhuidan.

We currently sell our SaaS product at a fixed retail price. We also derive ongoing revenue from our SaaS product, including providing database maintenance, system accessing, function updates, and other subsequent support to SaaS product users. Revenue from subscription services slightly decreased by $40,868 or 18% from $232,556 for the year ended September 30, 2024, to $191,688 for the year ended September 30, 2025.

For fiscal year 2024, we continued to optimize the functionality of our PaaS platform, achieving significant improvements in functionality and user experience. We added a “filter” feature to our Object Engine, which greatly enhanced its flexibility and data processing capabilities, while also optimizing the underlying SQL logic. On the other hand, we continuously refined the platform’s business processes and various practical functions, such as optimizing the user interface, adding print and recycle bin features. In 2025, our R&D department introduced AI models to generate complex customized code through natural language. We have implemented conversational interaction in user scenarios, which allows our customers directly interface with the software in plain language (typed or spoken), and receive immediate and relevant responses or actions. On the business side, the marketing team and partners continued to promote in various retail sectors and attempt to introduce the PaaS platform into the international market to meet the needs of overseas-bound company in 2026.

For more information, see “Business—Our Products and Services.”

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

New Customer Acquisition

Our operating results and growth prospects will depend in part on our ability to attract new customers. We are intensely focused on growing our customer base. We continue to invest in our sales and marketing efforts and developer community outreach, actively participate in industry summits to gain more partnership opportunities which are critical to driving customer acquisition. We have built a retail partner network through our effective marketing efforts and continue to launch new functions and products to satisfy our customers’ needs, which continuously raises awareness of our PaaS and SaaS offerings, and generating word-of-mouth referrals that not only attract more brands, developers and partners, but also lead to growing end user demand, better user insights and a more vibrant service ecosystem.

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

A. Operating Results

The following table summarizes the results of our operations for the years ended September 30, 2025, 2024 and 2023, respectively, and provides information regarding the dollar and percentage of the revenue during such periods.

	For the years ended September 30,
	2025		2024		2023
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
REVENUES	$539,474	100%	$521,241	100%	$895,978	100%
COST OF REVENUES	(359,509)	(67)%	(179,648)	(34)%	(352,676)	(39)%
GROSS PROFIT	179,965	33%	341,593	66%	543,302	61%
OPERATING EXPENSES
Selling expenses	(130,792)	(24)%	(94,481)	(18)%	(225,926)	(25)%
General and administrative expenses	(2,746,298)	(509)%	(496,006)	(95)%	(589,372)	(66)%
Research and development expenses	(158,190)	(29)%	(1,139,922)	(219)%	(2,152,602)	(240)%
Total operating expenses	(3,035,280)	(563)%	(1,730,409)	(332)%	(2,967,900)	(331)%
NET LOSS FROM OPERATIONS	(2,855,315)	(529)%	(1,388,816)	(266)%	(2,424,598)	(270)%
OTHER (EXPENSE) INCOME, NET
Other income	539	-	134,802	26%	99,053	11%
Other expense	(24,271)	(4)%	(21,435)	(4)%	(17,693)	(2)%
Loss from investments	(2,736,514)	(507)%	-	-	-	-
Issuance costs allocated to warrant liabilities	(876,282)	(162)%	-	-	-	-
Loss on issuance of warrant liabilities	(5,802,241)	(1,076)%	-	-	-	-
Change in fair value of warrant liabilities	2,647,942	491%	-	-	-	-
Total other (expense) income, net	(6,790,827)	(1,259)%	113,367	22%	81,360	9%
NET LOSS BEFORE TAXES	(9,646,142)	(1,788)%	(1,275,449)	(244)%	(2,343,238)	(261)%
Income tax expense	-	-	(5,212)	(1)%	-	-
NET LOSS	$(9,646,142)	(1,788)%	$(1,280,661)	(245)%	$(2,343,238)	(261)%

Comparison of Results of Operations for the Years Ended September 30, 2025 and 2024

Revenues

The following table presents revenues by service categories for the years ended September 30, 2025 and 2024, respectively:

	For the years ended September 30,
	2025		2024		Variance
Service Category	Amount	% of revenues	Amount	% of revenues	Amount	%
Professional services	$515,684	96%	$275,314	53%	$240,370	87%
Customized CRM system development service	285,188	53%	-	-	285,188	100%
Additional function development service	38,808	7%	42,758	8%	(3,950)	(9)%
Subscription service	191,688	36%	232,556	45%	(40,868)	(18)%
Payment channel services	21,590	4%	206,526	40%	(184,936)	(90)%
Others	2,200	-%	39,401	7%	(37,201)	(94)%
Total revenues	$539,474	100%	$521,241	100%	$18,233	3%

Our total revenues increased by $18,233 or 3%, from $521,241 for the year ended September 30, 2024, to $539,474 for the year ended September 30, 2025, mainly because the Company restarted the customized CRM system development services. Revenue from professional services accounted for $515,684 or 96% of total revenues for the year ended September 30, 2025, as compared to $275,314 or 53% for year ended September 30, 2024.

The professional services include customized CRM system development services, additional function development services and subscription services. Revenue from customized CRM system development services increased by $285,188 or 100% from nil for the year ended September 30, 2024, to $285,188 for the year ended September 30, 2025. The increase was mainly due to the Company restarting the Customized CRM system development service. Revenue from the additional function development services decreased by $3,950 or 9% from $42,758 for the year ended September 30, 2024, to $38,808 for the year ended September 30, 2025. The decrease was mainly due to the less new needs of the function development from the existing clients for the year ended September 30, 2025. Revenue from subscription services decreased by $40,868 or 18% from $232,556 for the year ended September 30, 2024, to $191,688 for the year ended September 30, 2025. The decrease was mainly due to the decreasing customized CRM system development services from 2023 to 2024, which led to the Company to provide less subscription service in the following periods.

Cost of revenues

The following table presents cost of revenue by service categories for the years ended September 30, 2025 and 2024, respectively:

	For the years ended September 30,
	2025		2024		Variance
Service Category	Amount	% of cost	Amount	% of cost	Amount	%
Professional fee	$356,807	99%	$158,880	88%	$197,927	125%
Customized CRM system development service	185,635	52%	-	-	185,635	100%
Additional function development service	27,242	7%	22,259	12%	4,983	22%
Subscription service	143,930	40%	136,621	76%	7,309	5%
Others	2,702	1%	20,768	12%	(18,066)	(87)%
Total cost	$359,509	100%	$179,648	100%	$179,861	100%

Our service costs primarily include (1) labor costs (including salaries, social insurance and benefits) for employees involved with our operations and product support, (2) third-party service fees including cloud computing and data usage, (3) lease expense and (4) related costs of outsourcing contractor conducting system implementation and support services to customers. Cost of revenues for the year ended September 30, 2025, was $359,509, a decrease of $179,861, or 100%, from $179,648 for the year ended September 30, 2024.

The following table shows information by different categories of services we provided for the year ended September 30, 2025 in USD:

Service category	Professional fee	Payment channel fee	Others	Total
Revenue	515,684	21,590	2,200	539,474
Cost of revenue	356,807	-	2,702	359,509
Gross profit	158,877	21,590	(502)	179,965
Gross margin	31%	100%	(23)%	33%

The following table shows information by different categories of services we provided for the year ended September 30, 2024 in USD:

Service category	Professional fee	Payment channel fee	Others	Total
Revenue	275,314	206,526	39,401	521,241
Cost of revenue	158,880	-	20,768	179,648
Gross profit	116,434	206,526	18,633	341,593
Gross margin	42%	100%	47%	66%

As a result of the foregoing, we had gross profits of $179,965 and $341,693 with gross margins of 33% and 66% for the years ended September 30, 2025 and 2024, respectively. The overall gross profit as margin decreased by 33%. The gross margin has been and will continue to be affected by a number of factors, including the timing and extent of our investments in our operation, our ability to manage server costs, the ability to manage the usage of third-party software and the extent to which we periodically choose to pass on the cost savings from lower pricing and higher utilization to our customers in the form or lower prices as well as our efforts to drive greater usage of our products through attractive pricing and improve the serviceability of our PaaS platform by developing more customers.

Selling expenses

Our selling expenses increased by $36,311 or 38% from $94,481 for the year ended September 30, 2024 to $130,792 for the year ended September 30, 2025. The increase was mainly due to the increase in advertising and promotion expenses.

The increase of advertising and promotion expenses by $25,661 or 3,270% was primarily due to an increase in putting effort to the business promotion to expand customer base for the year ended September 30, 2025, compared to the year ended September 30, 2024.

General and administrative expenses

Our general and administrative expenses increased by $2,250,292 or 454%, from $496,006 for the year ended September 30, 2024 to $2,746,298 for the year ended September 30, 2025.

The increase for the year ended September 30, 2025 was primarily due to the professional fees incurred during the IPO and the follow-up offering that were not directly attributable of the offerings were expensed as incurred.

Research and development expenses

Research and development costs for the year ended September 30, 2025 of $158,190 decreased by $981,732 or 86% compared to $1,139,922 for the year ended September 30, 2024. The decrease was primarily attributed to the decrease in labor related costs including salary and welfare by $903,189 or 94% for the year ended September 30, 2025 compared to the year ended September 30, 2024.

Other income

Other income primarily arises from the interest income of bank deposits and government grants. Other income decreased by $134,263, or 100%, to $539 for the year ended September 30, 2025, from $134,802 for the year ended September 30, 2024.

Other expense

Other expense primarily arises from the interest expense of bank loans. Other expense decreased by $2,836, or 13%, to $24,271 for the year ended September 30, 2025, from $21,435 for the year ended September 30, 2024.

Loss from Investments

Loss from investment primarily arises from the loss from short-term investments in wealth management product with underlying in equity stocks listed in global capital markets and other equity and monetary market products. For the years ended September 30, 2025 and 2024, the loss from investment was $2,736,514 and nil, respectively.

Issuance costs allocated to warrant liabilities

The increase in issuance costs allocated to warrant liabilities was due to the Company’s related financing transactions during the current fiscal year. For the years ended September 30, 2025 and 2024, the issuance costs allocated to warrant liabilities was $ 876,282 and nil, respectively.

Loss on issuance of warrant liabilities

The loss on issuance of warrant liabilities was due to the Company issued shares with warrants in the current fiscal year, and the fair value of the warrant liabilities is higher than the investment amount received. For the years ended September 30, 2025 and 2024, the loss on issuance of warrant liabilities were $5,802,241 and nil, respectively.

Change in fair value of warrant liabilities

The change in fair value of warrant liabilities was due to fluctuations in the fair value of warrants issued by the Company. For the years ended September 30, 2025 and 2024, the fair value changes of these warrants were a gain of $2,647,942 and nil, respectively.

Net loss

As a result of the foregoing, we reported a net loss of $9,646,142 for the year ended September 30, 2025, compared to a net loss of $1,280,661 for the year ended September 30, 2024.

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

The professional services include customized CRM system development services, additional function development services and subscription services. Revenue from customized CRM system development services decreased by $134,768 or 100% from $134,768 for the year ended September 30, 2023, to nil for the year ended September 30, 2024. The decrease was mainly due to the Company gradually reducing operating Customized CRM system development service. Revenue from the additional function development services decreased by $113,146 or 73% from $155,904 for the year ended September 30, 2023, to $42,758 for the year ended September 30, 2024. The decrease was mainly due to the less new needs of the function development from the existing clients for the year ended September 30, 2024. Revenue from subscription services decreased by $25,594 or 10% from $258,150 for the year ended September 30, 2023, to $232,556 for the year ended September 30, 2024. The decrease was mainly due to the decreasing customized CRM system development services from 2023, which led to the Company to provide less subscription service in the following periods.

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

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The Company has incurred recurring net cash outflows in operating activities since inception and has funded its operations primarily from public offerings. The Company had an accumulated deficit of approximately $25.1 million and $15.4 million as of September 30, 2025 and 2024, respectively. The Company had net losses of approximately $9.6 million, $1.3 million and $2.3 million for the years ended September 30, 2025, 2024 and 2023, respectively.

For the year ended September 30, 2025, Net proceeds from the IPO, September 2025 Public Offering and the exercise of total Series A Warrants and Series B Warrants were $9.1 million, $5.3 million and $4.5 million, respectively

As of September 30, 2025, the Company has approximately $9.9 million of unrestricted cash. In addition, the Company will need to maintain its operating costs at a level through strict cost control and budget, such as staff reductions, to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its consolidated financial statements.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements. As a result, no substantial doubt about the Company’s ability to continue as a going concern existed as of September 30, 2025.

Cash Flows for the year ended September 30, 2025, compared to the year ended September 30, 2024

The following table summarizes our cash flows for the years ended September 30, 2025 and 2024:

	For the years ended September 30,
	2025	2024
Net cash used in operating activities	$(3,913,752)	$(728,066)
Net cash (used in) provided by investing activities	(3,028,941)	360
Net cash provided by financing activities	16,790,704	431,390
Effect of foreign exchange rate on cash	45,593	(59,713)
Net increase (decrease) in cash and restricted cash	$9,893,604	$(356,029)

Operating Activities

Net cash used in operating activities was $3,913,752 for the year ended September 30, 2025, as compared to $728,066 net cash used in operating activities for the year ended September 30, 2024. The net cash used in operating activities for the year ended September 30, 2025, reflects our net loss of $9,646,142, adjusted primarily for non-cash items, including a loss on issuance of warrant liabilities of $5,802,241, issuance costs allocated to warrant liabilities of $876,282, a loss from investments of $2,736,514, and changes in the fair value of warrant liabilities of $2,647,942, partially offset by a decrease in payroll payables of $734,904, a decrease in contract liabilities of $185,744, and an increase in prepaid expenses and other current assets of $172,366.

The net cash used in operating activities for the year ended September 30, 2024, reflects our net loss of $1,280,661, partially offset by a decrease in accounts receivable of $52,210 and an increase in payroll payable of $ 404,216.

Investing Activities

Net cash used in investing activities was $3,028,941 for the year ended September 30, 2025, as compared to $360 net cash provided by investing activities for the year ended September 30, 2024. The net cash used in investing activities for the year ended September 30, 2025, was primarily attributable to the purchase of short-term investment of $3,800,000 and payment of acquisition of $207,972, partially offset by proceeds from the redemption of short-term investment of $979,031.

The net cash provided by investing activities for the year ended September 30, 2024, was primarily attributable to the disposal of property and equipment.

Financing Activities

Net cash provided by financing was $16,790,704 for the year ended September 30, 2025, as compared to $431,390 net cash provided by financing activities for the year ended September 30, 2024. The increase in net cash provided by financing activities for the year ended September 30, 2025 was primarily attributable to proceeds from the issuance of ordinary shares upon the initial public offering, net of offering costs, of $9,097,000, proceeds from the follow-on offering of $5,270,064, proceeds from the exercise of Series A Warrants of $4,486,999, partially offset by repayments to related parties of $1,038,283 and payment of deferred offering costs of $1,028,932.

For the year ended September 30, 2024, we obtained funds from related parties of $792,283 and partially offset by the payment of deferred offering costs of $360,893.

Cash Flows for the year ended September 30, 2024, compared to the year ended September 30, 2023

The following table summarizes our cash flows for the years ended September 30, 2024, and 2023:

	For the years ended September 30,
	2024	2023
Net cash used in operating activities	$(728,066)	$(2,310,183)
Net cash provided by investing activities	360	815
Net cash provided by financing activities	431,390	484,878
Effect of foreign exchange rate on cash	(59,713)	5,194
Net decrease in cash and restricted cash	$(356,029)	$(1,819,296)

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

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2025:

	Payment due in
	Total USD	Less than 1 year	1 – 2 years	Thereafter
Short-term bank loan	318,865	318,865	-	-
Operating lease	87,471	51,065	36,406	-

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s deficit (equity) or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Concentrations

(a) Customer

The following table sets forth information as to each customer that accounted for 10% or more of net revenue for the years ended September 30, 2025, 2024 and 2023.

	Years Ended September 30,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
Customer
Customer B	$208,531	39%	$134,551	26%	$147,268	16%
Customer E	112,528	21%	-	-	-	-
Customer F	89,172	16%	-	-	-	-
Customer A	19,464	4%	194,598	37%	264,686	30%
Customer C	28,031	5%	-	-	142,807	16%
Customer D	-	-	75,562	14%	121,509	14%
Total	$457,726	85%	$404,711	77%	$676,270	76%

The following table sets forth information as to each customer that accounted for 10% or more of total gross accounts receivable as of September 30, 2025 and 2024.

	September 30, 2025		September 30, 2024
	Amount	% of Total	Amount	% of Total
Customer
Customer B	$176,534	83%	$121,524	73%
Customer A	24,344	11%	-	-
Customer E	1,397	1%	29,412	17%
Total	$202,275	95%	$150,936	90%

(b) Suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of purchase for the years ended September 30, 2025, 2024 and 2023.

	Years Ended September 30,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
Supplier
Supplier A	$87,270	37%	$112,285	37%	$205,573	46%
Supplier B	27,872	12%	36,047	12%	59,604	13%
Supplier C	33,585	14%	-	-	-	-
Supplier F	26,448	11%	-	-	-	-
Total	$175,175	74%	$148,332	49%	$265,177	59%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of September 30, 2025 and 2024.

	September 30, 2025		September 30, 2024
	Amount	% of Total	Amount	% of Total
Supplier
Supplier D	$17,559	51%	$17,812	57%
Supplier E	13,345	39%	13,537	43%
Supplier G	3,286	10%	-	-%
Total	$34,190	100%	$31,349	100%

Contingencies

During the ordinary course of business, the Company may encounter legal proceedings, claims, and litigation. These matters are fraught with uncertainties, and their outcomes cannot be accurately predicted. In accordance with accounting principles, if the Company determines that it is probable a loss has occurred and the amount can be reasonably estimated, a liability will be recorded.

As of September 30, 2025, the Company is involved in three separate legal cases with one former employee.

Labor Arbitration Claim (Case 1)

In July 2024, the Company became subject to a labor arbitration claim. In connection with this matter, certain funds totaling $24,298 (RMB 172,980) were restricted by the court. As of September 30, 2025, the arbitration remains pending.

Resolved Labor Dispute (Case 2)

In September 2025, a labor-related legal matter was resolved following a first-instance court judgment. Pursuant to the judgment, the Company was required to pay wage differentials for a specified period, together with an immaterial case filing fee. The Company settled the related amounts of approximately $7,703 (RMB 54,837) in October 2025.

Appealed Labor Dispute (Case 3)

In December 2025, a first-instance judgment was issued in connection with another labor dispute, requiring the Company to make a payment to the plaintiff. The Company has appealed the judgment and is in the process of completing the appeal procedures. As of the reporting date, the appeal is pending

As of September 30, 2025 and 2024, the Company’s accrued provision for its ongoing litigation matters was $24,459 and nil respectively, which was recorded in accrued expenses and other current liabilities in its consolidated financial statements. There was no further update as the date that the consolidated financial statements are available to be issued.

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

Allowance for credit loss

Accounts receivable include trade accounts due from clients. The credit terms given to customers are generally 90 days. We review our receivables on a regular basis to determine if the provision for credit loss is adequate and makes provision when necessary. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, we use an aging schedule method to estimate the amount of the allowance for credit losses. We also consider historical losses, the financial condition, the payment patterns and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326, Financial Instruments - Credit Losses. As of September 30, 2025, 2024, and 2023, the allowances for expected credit loss were nil, $4,664 and nil, respectively. As of September 30, 2025, 2024, and 2023, the write-off of allowances for expected credit loss were nil, $4,664 and nil, respectively.

Valuation allowance for deferred tax asset

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets over the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings. As of September 30, 2025, 2024 and 2023, we have made full valuation allowance to deferred tax assets with amount of $1.23 million, $1.17 million and $3.00 million, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table provides information regarding our executive officers and directors, including their ages as of September 30, 2025:

Name	Age	Position(s)
Jinhou Sun	33	Chairman of Board of Directors and Director
Shaozhang Lin	41	Chief Executive Officer and Director
Xirui Guo	40	Chief Financial Officer
Qing Gao	54	Independent Director
Richard Wee Yong Seow	63	Independent Director
Edward C. Ye	43	Independent Director

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

Name and Principal Position	Fiscal Year	Salary	Bonus(1)	All Other Compensation(2)	Total ($)
Shaozhang Lin	2024	$11,929	$-	$-	$11,929
Chief Executive Officer	2025	$121,081	$-	$-	$121,081
Xirui Guo(3)	2024	$-	-	-	-
Chief Financial Officer	2025	$72,000	$-	$-	$72,000

(1)	No officer received a bonus in the year ended 2024 and 2025.

(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

(3)	Xirui Guo joined our company in February 2023 and was appointed as Chief Financial Officer (Principal Financial Offier) effective April 6, 2023. After IPO, Mr. Guo started to receive $8,000 per month as salary from January 2025 to December 2025.

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

On December 17, 2025, we entered into a Supplemental Agreement and a Waiver and Release of Compensation Claims with Mr. Lin. The Supplemental Agreement amended and supplemented the initial employment agreement to clarify that no salary, bonus, equity compensation, severance, or other forms of remuneration were intended to accrue or become payable to Mr. Lin for services rendered prior to our initial public offering. In addition, effective January 1, 2026, Mr. Lin shall receive his salary, which amount remained unchanged, from our subsidiary, Guangzhou Youxin Technology Co., Ltd, and not by us. The remaining terms of the initial employment agreement as disclosed herein continue in force and effect.

Under the Waiver and Release of Compensation Claims, Mr. Lin agreed to irrevocably and unconditionally waive, release, disclaim and forever relinquished any and all claims relating to any compensation for services rendered prior to our initial public offering, and relating to the payment of Mr. Lin’s salary from any entity other than Guangzhou Youxin Technology Co., Ltd. Mr. Lin further represented that he had not commenced, filed, or initiated, or is a party to any claim, lawsuit, or arbitration against the Company relating to his compensation under the initial employment agreement.

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

On December 17, 2025, we entered into a Supplemental Agreement and a Waiver and Release of Compensation Claims with Mr. Guo. The Supplemental Agreement amended and supplemented the initial employment agreement to clarify that no salary, bonus, equity compensation, severance, or other forms of remuneration were intended to accrue or become payable to Mr. Guo for services rendered prior to our initial public offering. In addition, effective January 1, 2026, Mr. Guo shall receive his salary, which amount remained unchanged, from our subsidiary, Guangzhou Youxin Technology Co., Ltd, and not by us. The remaining terms of the initial employment agreement as disclosed herein continue in force and effect.

Under the Waiver and Release of Compensation Claims, Mr. Guo agreed to irrevocably and unconditionally waive, release, disclaim and forever relinquished any and all claims relating to any compensation for services rendered prior to our initial public offering, and relating to the payment of Mr. Guo’s salary from any entity other than Guangzhou Youxin Technology Co., Ltd. Mr. Guo further represented that he had not commenced, filed, or initiated, or is a party to any claim, lawsuit, or arbitration against the Company relating to his compensation under the initial employment agreement.

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

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership

See “Item 7.A. Major Shareholders” below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Class A and Class B Shares of September 30, 2025, by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding ordinary shares;

●	Each of our directors and named executive officers; and

●	All of our directors and named executive officers as a group.

	Shares Beneficially Owned(1)(2)		Percentage of Voting Power
Name of Beneficial Owner	Number	Percent
Executive Officers and Directors:
Shaozhang Lin	-	-%	-%
Jinhou Sun	-	-%	-%
Xirui Guo	-	-%	%
Qing Gao	-	-%	%
Richard Wee Yong Seow	-	-%	%
Edward C. Ye	-	-%	-%
Directors and executive officers as a group (6 persons)	-	-%	-%
5% or Greater Shareholders:
Kastle Limited (3)	9,022,868	80.04%	98.76%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. All shares represent only Class A Shares and Class B Shares held by shareholders as no options are issued or outstanding.

(2) Pursuant to our company’s Memorandum and Articles of Association, the share capital of the company is $50,000 divided into 5,000,000 Class A Shares with a par value of $0.008 per share, and 100,000,000 shares Class B Shares with a par value of $0.0001 per share. Class A Shares are entitled to 1 vote per share and our Class B Shares are entitled to 20 votes per share.

(3) The shareholders Anxin Youxin Capital Ltd, Hope Youxin Capital Ltd, FWZ Youxin Capital Ltd, Youxin XHB Capital Ltd, and Youxin HW Capital Ltd have transferred their Class A ordinary shares and Class B ordinary shares of the Company into the Voting Trust, under which the Kastle Limited acts as a bare trustee and holds the shares for the benefit of the Beneficiaries. The address of Kastle Limited is 1/F, 308 CENTRAL DES VOEUX, NO. 308 DES VOEUX ROAD CENTRAL, SHEUNG WAN, HONG KONG.

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

Loan Agreement

On October 17, 2022, Baiyan agreed to loan the Company up to $712,494 (RMB5,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of October 16, 2024, or the closing of the Proposed Public Offering. On October 15, 2024, Baiyan agreed to increase the loan limit to $1,424,989 (RMB10,000,000) and extended the repayment term to April 17, 2025. As of September 30, 2024, the Company had borrowed $793,706 under the promissory note. As of the September 30, 2025, these loans were fully repaid.

On October 17, 2022, Mr. Jinhou Sun agreed to loan the Company up to $712,494 (RMB5,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of October 16, 2024 or the closing of the Proposed Public Offering. On October 15, 2024, these loans were subsequently extended to April 17, 2025. As of September 30, 2024, the Company had borrowed $164,586 under the promissory note. As of the September 30, 2025, these loans were fully repaid.

On January 5, 2024, Mr. Shaozhang Lin agreed to loan the Company up to $712,494 (RMB5,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due on January 5, 2026. As of September 30, 2024, the Company had borrowed $43,890 under the promissory note. As of September 30, 2025, these loans were fully repaid.

On February 22, 2024, Shengkai agreed to loan the Company up to $142,499 (RMB1,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of October 16, 2024 or the closing of the Proposed Public Offering. As of September 30, 2024, the Company had borrowed $64,937 under the promissory note. As of September 30, 2025, these loans were fully repaid.

Amount Due From a Related Party

Amount due from a related party represents reimbursements of business expenses paid on behalf of the Company. During the year ended September 30, 2025, the Company advanced $17,260 to Shaozhang Lin. The amount is unsecured, non-interest bearing and repayable on demand. As of September 30, 2025, the balance of amount due from a related party was $17,486. As of the issuance date of the consolidated financial statements, the repayment amount was nil.

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

C. Markets

Our Class A Shares are listed on the Nasdaq Capital Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association

A copy of our Fifth Amended and Restated Memorandum and Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 1.1 to this Annual Report and is incorporated by reference into this Annual Report.

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

Currently, all of our assets, liabilities, revenues and costs are denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering will be in U.S. dollar. Therefore, a portion of our cash and short-term financial assets may be denominated in U.S. dollar in the future. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. In particular, we identified material weaknesses in internal control over financial reporting, as discussed below.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2025 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

In preparing our consolidated financial statements as of and for the year ended September 30, 2025, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB and other control deficiencies. The material weaknesses that have been identified relate to (i) lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and reporting requirements set forth by the SEC to address complex U.S. GAAP technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements; (ii) lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; and (iii) lack of sufficient controls designed and implemented in IT environment and IT general control activities, which are mainly associated with areas of logical access management, change management as well as cyber security management.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of September 30, 2025. Based on the assessment, our management has concluded that we did not maintain effective internal control over financial reporting due to the material weaknesses in internal control over financial reporting identified above.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended September 30, 2025, we have implemented measures to remediate identified material weaknesses, as described above. We have taken and planned to continue to take remedial measures, including hiring Serious Financial Management & Consulting (Shenzhen) Co. Ltd as our consultant which has the requisite training and experience in the preparation of financial statements in compliance with applicable SEC requirements, and implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. We plan to adopt measures to improve our internal file management procedures and an effective recognition procedure by (i) hiring additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen key internal controls over financial reporting; (ii) design and formalizing internal control policies, ensuring clear segregation of duties, and implement a structured risk assessment process. Developing a comprehensive internal control framework that includes regular monitoring, clear accountability, and periodic reviews to enhance transparency and mitigate potential risks; and (iii) regularly conducting checks on the IT software we utilize to ensure its proper functionality, and arranging training sessions for our IT staff. Other than such measures, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Marcum Asia CPAs LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of September 30, 2025 and 2024 and each of the years in the two-year period ended September 30, 2025.

The following table provides information regarding fees paid or to be paid by us to Marcum Asia CPAs LLP, for all services, including audit services, for the years ended September 30, 2025, and 2024:

	Year Ended September 30,
(USD)	2025	2024
Audit fees (1)	228,185	210,000

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

We identify, assess and manage any material risks from cybersecurity threats through the following countermeasures:

●	Cybersecurity threat defense system that addresses both internal and external threats;

●	Network, host and application security; and

●	Sensitive information protection methods, including:

○	Technical safeguards;

○	Procedural requirements;

○	Monitoring program on our corporate network;

○	Continuous testing of our security posture both internally and with outside vendors;

○	Incident response program;

○	Security system effectiveness reviews with reference to applicable security standards; and

○	Regular cybersecurity awareness training for employees.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Description
1.1*	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
1.2*	Second Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
1.3*	Second Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.3 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
1.4*	Third Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 25, 2025)
1.5*	Third Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 25, 2025)
1.6**	Fourth Amended and Restated Memorandum of Association
1.7**	Fourth Amended and Restated Articles of Association
1.8**	Fifth Amended and Restated Memorandum of Association
1.9**	Fifth Amended and Restated Articles of Association
2.1*	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
2.2**	Description of Securities
4.1*	Employment Agreement with Shaozhang Lin (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.2*	Employment Agreement with Xirui Guo (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.3*	English translation of the Guangxi Yousen Share Transfer Agreement between Shaozhang Lin, Jinhou Sun, Weizhao Feng and Guangzhou Youxin Technology Co., Ltd. (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.4*	English translation of the Guangxi Yousen Share Transfer Agreement Guangzhou Youxin Technology Co., Ltd, and Shaofen Lin (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.5*	English translation of Share Transfer Agreement between Shareholders of Guangzhou Youxin Technology Co., Ltd. with WFOE (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.6*	English translation of Share Transfer Agreement between Shareholders of Guangzhou Youxin Technology Co., Ltd. with Songshuibang Smart Technology Co., Ltd. (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.7*	English translation of Service Agreement with Tencent Cloud Computing (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.8*	English translation of Service Agreement with Ali Cloud Computing Co., Ltd. (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.9*	English translation of Service Agreement with CICC Financial Technology Changsha Co., Ltd. (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.10*	English translation of Service Agreement with Beijing Jiujia Communication Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.11*	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.12*	English translation of Cooperation Agreement for Software Development between Guangzhou Youxin Technology Co., Ltd. and Guangzhou Huitou Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.13*	English translation of contract for the Sale of Dealer Management System between Guangzhou Youxin Technology Co., Ltd. and top customer (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.14*	English translation of contract for ordering Youxin Social New Retail System Technical Services to a customer (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
4.15*	Underwriting Agreement dated December 19, 2024 (incorporated by reference to Exhibit 1.1 of our Report of Foreign Private Issuer on Form 6-K (File No. 001-42442) filed with the Securities and Exchange Commission on December 26, 2024
4.16*	Representative’s Warrant (incorporated by reference to Exhibit 4.1 of our Report of Foreign Private Issuer on Form 6-K (File No. 001-42442) filed with the Securities and Exchange Commission on December 26, 2024
4.17**	Supplemental Employment Agreement with Shaozhang Lin dated December 17, 2025
4.18**	Waiver and Release of Compensation Claims with Shaozhang Lin dated December 17, 2025
4.19**	Supplemental Employment Agreement with Xirui Guo dated December 17, 2025
4.20**	Waiver and Release of Compensation Claims with Xirui Guo dated December 17, 2025
8.1**	List of Subsidiaries
11.1*	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 of our Registration Statement on Form F-1 (File No. 333-274404) filed with the Securities and Exchange Commission on September 7, 2023)
11.2*	Insider Trading Policy of the Company (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 30, 2025)
12.1**	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2**	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350
15.1**	Consent of Marcum Asia CPAs LLP
97.1*	Compensation Recovery Policy of the Company (incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 30, 2025)
101.INS**	Inline XBRL Instance Document.
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed
**	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

YOUXIN TECHNOLOGY LTD

Date: January 28, 2026	By:	/s/ Shaozhang Lin
Shaozhang Lin
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of Youxin Technology Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Youxin Technology Ltd (the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

New York, New York

January 28, 2026

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

YOUXIN TECHNOLOGY LTD

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 and 2024

(Expressed in U.S. dollars, except for the number of shares)

	September 30, 2025	September 30, 2024
ASSETS
CURRENT ASSETS
Cash	$9,912,327	$18,372
Restricted cash	24,298	24,649
Accounts receivable, net	213,772	176,607
Deferred contract costs	13,103	-
Amount due from a related party	17,486	-
Prepaid expenses and other current assets	295,559	122,676
Total current assets	10,476,545	342,304

NON-CURRENT ASSETS
Property and equipment, net	2,518	3,948
Deferred offering costs	-	478,108
Operating lease right-of-use assets	78,862	123,170
Other non-current assets	10,457	10,608
Prepayment for acquisition	210,704	-
Total non-current assets	302,541	615,834

TOTAL ASSETS	$10,779,086	$958,138

LIABILITIES

CURRENT LIABILITIES
Short-term bank loan	$318,865	$323,472
Accounts payable	34,190	31,350
Contract liabilities	30,024	215,768
Amount due to related parties	-	1,067,119
Operating lease liabilities - current	46,190	42,277
Payroll payable	1,134,532	1,869,436
Warrant liabilities	902,287	-
Accrued expenses and other current liabilities	87,439	40,299
Total current liabilities	2,553,527	3,589,721

Operating lease liabilities - non-current	35,306	82,674
Total non-current liabilities	35,306	82,674

TOTAL LIABILITIES	$2,588,833	$3,672,395

COMMITMENTS AND CONTINGENCIES (NOTE 17)

SHAREHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares, ($0.008 par value, 5,000,000 shares authorized, 2,325,550 and 278,809 shares issued and outstanding as of September 30, 2025 and 2024, respectively) (1)	18,604	2,230
Class B ordinary shares, ($0.0001 par value, 100,000,000 shares authorized, 8,945,307 shares issued and outstanding as of September 30, 2025 and 2024, respectively)	895	895
Share subscription receivables	-	(3,125)
Additional paid-in capital	32,614,603	12,154,929
Accumulated deficit	(25,065,907)	(15,419,765)
Accumulated other comprehensive income	622,058	550,579
Total shareholders’ equity (deficit)	8,190,253	(2,714,257)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$10,779,086	$958,138

(1)	All per share amounts and shares outstanding for all periods have been retroactively adjusted to reflect the 80-for-1 reverse share split for Class A ordinary share of Youxin Technology Ltd, which was effective on September 30, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

YOUXIN TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 and 2023

(Expressed in U.S. dollars, except for the number of shares)

	Years Ended September 30,
	2025	2024	2023
REVENUES	$539,474	$521,241	$895,978

COST OF REVENUES	(359,509)	(179,648)	(352,676)

GROSS PROFIT	179,965	341,593	543,302

OPERATING EXPENSES
Selling expenses	(130,792)	(94,481)	(225,926)
General and administrative expenses	(2,746,298)	(496,006)	(589,372)
Research and development expenses	(158,190)	(1,139,922)	(2,152,602)
Total operating expenses	(3,035,280)	(1,730,409)	(2,967,900)

NET LOSS FROM OPERATIONS	(2,855,315)	(1,388,816)	(2,424,598)

OTHER (EXPENSE) INCOME
Other income	539	134,802	99,053
Other expense	(24,271)	(21,435)	(17,693)
Loss from investments	(2,736,514)	-	-
Issuance costs allocated to warrant liabilities	(876,282)	-	-
Loss on issuance of warrant liabilities	(5,802,241)	-	-
Change in fair value of warrant liabilities	2,647,942	-	-
Total other (expense) income, net	(6,790,827)	113,367	81,360

NET LOSS BEFORE TAXES	(9,646,142)	(1,275,449)	(2,343,238)

Income tax expense	-	(5,212)	-

NET LOSS	(9,646,142)	(1,280,661)	(2,343,238)

Accretion to redeemable preferred equity	-	-	(326,837)
Net loss attributable to ordinary shareholders	(9,646,142)	(1,280,661)	(2,670,075)

NET LOSS	(9,646,142)	(1,280,661)	(2,343,238)

Other comprehensive income (loss)
Foreign currency translation income (loss)	71,479	(72,056)	(212,292)

TOTAL COMPREHENSIVE LOSS	$(9,574,663)	$(1,352,717)	$(2,555,530)

Basic and diluted loss per share (1)(2)	$(1.04)	$(0.14)	$(0.29)

Weighted average number of ordinary shares outstanding - basic and diluted (1) (2)	9,311,589	9,224,116	9,224,116

(1)	All per share amounts and shares outstanding for all periods have been retroactively adjusted to reflect the 80-for-1 reverse share split for Class A ordinary share of Youxin Technology Ltd, which was effective on September 30, 2025.
(2)	Giving retroactive effect to the issuance of ordinary shares effected on April 21, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

YOUXIN TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 and 2023

(Expressed in U.S. dollars, except for the number of shares)

	Class A		Class B		Share subscription	Additional Paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’ (deficit)
	Shares (1)(2)	Amount	Shares (2)	Amount	receivables	Capital	Deficit	income	equity
Balance as of October 1, 2022	212,327	$1,699	8,945,307	$895	$(2,594)	$-	$(11,469,029)	$834,927	$(10,634,102)
Net loss	-	-	-	-	-	-	(2,343,238)	-	(2,343,238)
Accretion to redeemable preferred equity	-	-	-	-	-	-	(326,837)	-	(326,837)
Exchange redeemable preferred equity with Class A ordinary shares	66,482	531	-	-	(531)	12,154,929	-	-	12,154,929
Foreign currency translation adjustment	-	-	-	-	-	-	-	(212,292)	(212,292)
Balance as of September 30, 2023	278,809	$2,230	8,945,307	$895	$(3,125)	$12,154,929	$(14,139,104)	$622,635	$(1,361,540)
Net loss	-	-	-	-	-	-	(1,280,661)	-	(1,280,661)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(72,056)	(72,056)
Balance as of September 30, 2024	278,809	$2,230	8,945,307	$895	$(3,125)	$12,154,929	$(15,419,765)	$550,579	$(2,714,257)
Net loss	-	-	-	-	-	-	(9,646,142)	-	(9,646,142)
Collection of share subscription receivable	-	-	-	-	3,125	-	-	-	3,125
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering cost of $2,900,886	28,750	230	-	-	-	7,736,012	-	-	7,736,242
Issuance of ordinary shares upon follow-on offering	267,857	2,143	-	-	-	-	-	-	2,143
Issuance of ordinary shares upon exercise of Series A Warrants	836,180	6,689	-	-	-	6,590,658	-	-	6,597,347
Issuance of ordinary shares upon exercise of Series B Warrants	913,951	7,312	-	-	-	6,133,004	-	-	6,140,316
Rounding up for reverse share split	3	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	71,479	71,479
Balance as of September 30, 2025	2,325,550	$18,604	8,945,307	$895	$-	$32,614,603	$(25,065,907)	$622,058	$8,190,253

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect the 80-for-1 reverse share split for Class A ordinary share of Youxin Technology Ltd, which was effective on September 30, 2025.
(2)	Giving retroactive effect to the issuance of ordinary shares effected on April 21, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

YOUXIN TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 and 2023

(Expressed in U.S. dollars, except for the number of shares)

	Years Ended September 30
	2025	2024	2023
Cash flows from operating activities
Net loss	$(9,646,142)	$(1,280,661)	$(2,343,238)
Adjustments to reconcile net loss to cash used in operating activities:
Loss (gain) on disposal of property and equipment	-	572	(357)
Amortization of right-of-use assets	42,002	101,888	204,715
Loss from Investments, net	2,814,514	-	-
Change in fair value of warrant liabilities	(2,647,942)	-	-
Issuance costs allocated to warrants liabilities	876,282	-	-
Loss on issuance of warrant liabilities	5,802,241	-	-
Depreciation	1,355	6,816	12,293
Credit loss provision	-	4,664	-
Loss from termination of right-of-use assets	-	183	369
Changes in operating assets and liabilities
Accounts receivable	(39,166)	52,210	94,595
Prepaid expenses and other current assets	(172,366)	18,020	69,605
Deferred contract costs	(13,103)	-	30,192
Amount due from a related party	(17,260)	-	-
Other non-current assets	-	16,950	28,368
Accounts payable	2,840	(21,098)	(14,007)
Operating lease liabilities	(43,455)	(100,073)	(207,881)
Payroll payable	(734,904)	404,216	102,096
Accrued expenses and other current liabilities	47,096	19,107	(18,026)
Contract liabilities	(185,744)	49,140	(268,907)
Net cash used in operating activities	(3,913,752)	(728,066)	(2,310,183)

Cash flows from investing activities
Proceeds from dispose of property and equipment	-	360	815
Purchase of short-term investment	(3,800,000)	-	-
Redemption of short-term investment	979,031	-	-
Prepayment for acquisition	(207,972)	-	-
Net cash (used in) provided by investing activities	(3,028,941)	360	815

Cash flows from financing activities
Loan from related parties	-	792,283	284,292
Repayment to related parties	(1,038,283)	-	-
Repayment of short-term bank loan	(314,731)	(315,090)	-
Proceeds from short-term bank loan	314,731	315,090	321,834
Proceeds from issuance of ordinary shares upon initial public offering, net of underwriting commissions, discounts and other offering costs of $1,253,000	9,097,000	-	-
Proceeds from issuance of units upon follow-on offering, net of underwriting commissions, discounts and other offering costs of $730,000	5,270,064	-	-
Proceeds from issuance of ordinary shares upon exercise of Series A Warrants	4,486,999	-	-
Proceeds from issuance of ordinary shares upon exercise of Series B Warrants	731	-	-
Payment of offering costs	(1,028,932)	(360,893)	(121,248)
Collection of subscription receivable	3,125	-	-
Net cash provided by financing activities	16,790,704	431,390	484,878

Effect of exchange rates on cash and restricted cash	45,593	(59,713)	5,194

Net increase (decrease) in cash and restricted cash	9,893,604	(356,029)	(1,819,296)

Cash and restricted cash at beginning of year	43,021	399,050	2,218,346

Cash and restricted cash at end of year	$9,936,625	$43,021	$399,050

Cash	$9,912,327	$18,372	$399,050
Restricted cash	$24,298	$24,649	$-
Cash and restricted cash at end of year	$9,936,625	$43,021	$399,050

Supplemental disclosure of cash flow information
Cash paid for interest expenses	$9,377	$10,237	$257
Cash paid for income tax	$264	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Accretion to redeemable preferred equity	$-	$-	$326,837
Exchange redeemable preferred equity with Class A ordinary shares	$-	$-	$12,154,929
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$-	$140,844	$-
Deferred offering costs charged against additional paid-in capital	$478,108	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

YOUXIN TECHNOLOGY LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 and 2023

(Expressed in U.S. dollars, except for the number of shares)

Note 1 - Description of Business and Organization

a. Company and Background

Youxin Technology Ltd. (“Youxin Technology”, or “Youxin Cayman”) was incorporated under the laws of the Cayman Islands on October 21, 2022 as an exempted company with limited liability. Youxin Cayman and its subsidiaries (collectively referred to as “the Company”) are principally engaged in a professional and highly intelligent PaaS (Platform as a Service) provider capable of providing customized system development services and subsequent services to its customers. The Company provides a comprehensive suite of product to give its retail clients an all-round view of their business operations in real time on multiple interfaces, allowing them to make critical business decisions anytime and anywhere. The Company’s products optimize the overall supply chain by streamlining the decision-making process, boosting efficiency and profitability.

Youxin Cayman is a holding company and has no substantial operations other than holding all of the outstanding share capital of Youxin Cloud (BVI) Ltd (“Youxin BVI”) established under the laws of the British Virgin Islands on November 10, 2022. Youxin BVI is also a holding company holding all of the outstanding share capital of Youxin Cloud (HK) Limited (“Youxin HK”) which was incorporated on December 13, 2022 under the laws of Hong Kong. Youxin HK is a holding company holding all of the equity of Hainan Youxin Mutual Enterprise Management Co., Ltd. (“WFOE”), which was incorporated on February 17, 2023 under the law of the People’s Republic of China (“the PRC”). The WFOE holds all of the equity of Guangzhou Youxin Technology Co., Ltd. (“Guangzhou Youxin”), the operating subsidiary which was established on March 12, 2018 under the law of the PRC.

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

As of the issuance date of the financial statements, the details of the Company’s subsidiaries are as follows:

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

Initial Public Offering

On December 23, 2024, the Company closed its initial public offering (“IPO”) with issuance of 2,300,000 (post-reverse-split: 28,750) Class A ordinary shares, par value $0.0001 per share (post-reverse-split: $0.008 per share), at $4.50 per share (post-reverse-split: $360.00 per share). The gross proceeds of this offering were approximately $10.4 million prior to deducting the underwriting discounts, commissions and other offering cost payable by the Company. Net proceeds received by the Company from its IPO were approximately $9.1 million. The Shares were previously approved for listing on the Nasdaq Capital and commenced trading under the ticker symbol “YAAS” on December 20, 2024. Upon the closing of the IPO on December 23, 2024, the Company issued to Aegis Capital Corp. (the “Representative”) warrants (the “Representative’s Warrants”) to purchase 115,000 Class A Ordinary Shares (post-reverse-split: 1,438.00) with no consideration.

September 2025 Public Offering

On September 8, 2025, the Company closed another public offering (the “September 2025 Public Offering”) of 21,428,571 units (post-reverse-split: 267,857 units) (the “Units”) at a public offering price of $0.28 (post-reverse-split: 22.40 per Unit), with each Unit consisting of: (i) one Class A Ordinary Share (the “Class A Shares”); (ii) one Series A Warrant to purchase one Class A Share (the “Series A Warrants”); (iii) one Series B Warrant to purchase such number of Class A Shares as determined in the Class B Warrant (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”).

Each Series A Warrant is exercisable at an exercise price of $0.28 per share (post-reverse-split: $22.40 per share), and each Series B Warrant is exercisable at an exercise price of $0.00001 per share (post-reverse-split: $0.0008 per share). The Series A Warrants will be exercisable immediately and will expire five years after the closing date and the Series B Warrants will be exercisable immediately with no expiration.

Pursuant to the underwriting agreement, the Company also granted to the Underwriter an option to purchase up to 3,214,286 additional Class A Shares (post-reverse-split: 40,179 shares, representing 15.0% of the Units sold in the offering), and/or up to an additional 3,214,286 Series A Warrants and 3,214,286 Series B Warrants at the public offering price less underwriting discounts and commissions. The Underwriter may exercise this option in whole or in part at any time within forty-five (45) days after the date of the offering. The underwriter may exercise the over-allotment option with respect to Class A Shares only, warrants only, or any combination thereof. On September 5, 2025, the Underwriter partially exercised its over-allotment option and purchased additional 3,214,286 Series A warrants and additional 3,214,286 Series B Warrants for a total of 6,428,572 warrants at the public offering price of $0.00001 per warrant in total consideration of $64.29.

Gross proceeds of the September 2025 Public Offering, together with the partial exercise of the over-allotment option, were approximately $6.0 million, before deducting underwriting fees and other offering costs payable by the Company. Net proceeds received by the Company were approximately $5.3 million.

During the year ended September 30, 2025, the exercise of Series A Warrants and Series B Warrants have resulted in the issuance of 66,894,433 (post-reverse-split 836,180) Class A ordinary shares and 73,116,057 (post-reverse-split 913,951) Class A Ordinary Shares, respectively. Net proceeds from the exercise of Series A Warrants and Series B Warrants were approximately $4.5 million and $731, respectively.

Reverse share split

On August 25, 2025, the Company’s shareholders and Board of Directors approved an 80-for-1 reverse share split of the Company’s issued and outstanding and authorized and unissued Class A ordinary shares of the Company and established an effective date of September 30, 2025. Following the reverse split, the authorized share capital was amended as follows, while the total authorized share capital remained $50,000:

(i) Class A Ordinary Shares: from 400,000,000 shares with a par value of $0.0001 per share to 5,000,000 shares with a par value of $0.008 per share;

(ii) Class B Ordinary Shares: remained at 100,000,000 shares with a par value of $0.0001 per share.

All share and per share information has been retroactively adjusted to reflect the reverse share split for all periods presented. As a result, the Company has 5,000,000 authorized Class A Ordinary Shares, par value of $0.008, of which 2,325,550 and 278,809 shares issued and outstanding as of September 30, 2025 and 2024, respectively.

Note 2 - Liquidity

The Company has incurred recurring net cash outflows in operating activities since inception and has funded its operations primarily from public offerings. The Company had an accumulated deficit of approximately $25.1 million and $15.4 million as of September 30, 2025 and 2024, respectively. The Company had net losses of approximately $9.6 million, $1.3 million and $2.3 million for the years ended September 30, 2025, 2024 and 2023, respectively.

For the year ended September 30, 2025, Net proceeds from the IPO, September 2025 Public Offering and the exercise of total Series A Warrants and Series B Warrants were $9.1 million, $5.3 million and $4.5 million, respectively.

As of September 30, 2025, the Company has approximately $9.9 million of unrestricted cash. In addition, the Company will need to maintain its operating costs at a level through strict cost control and budget to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its consolidated financial statements.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements. As a result, no substantial doubt about the Company’s ability to continue as a going concern existed as of September 30, 2025.

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

c. Use of estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On the going concern basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates required to be made by management, include, but are not limited to, revenue recognition, the assessment of a provision for credit loss, the useful lives of property and equipment, the impairment for long lived assets, valuation of deferred tax assets, fair value of warrant liabilities and the short-term investments. Actual results may differ from those estimates under different assumptions or conditions.

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

Management of the Company is responsible for considering the carrying amount of cash, accounts receivable, prepaid expenses and other current assets, short-term bank loan, accounts payable, contract liabilities, amount due to related parties, operating lease liabilities - current, payroll payable and accrued expenses and other current liabilities based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

The Company measured its Representative’s Warrants, Series A Warrant and Series B Warrants at fair value on a recurring basis. As the Company’s warrants are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrants. This instrument is categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.

The following table presents the fair value hierarchy for the Company’s liabilities that are measured and recorded at fair value as of September 30, 2025 and 2024:

As of September 30, 2025	Level 1	Level 2	Level 3
Warrant liabilities	-	-	902,287

As of September 30, 2024	Level 1	Level 2	Level 3
Warrant liabilities	-	-	-

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

Translation of amounts from RMB into USD has been made at the following exchange rates from Board of Governors of the Federal Reserve System：

Balance sheet items, except for equity accounts
September 30, 2025	RMB	7.1190 to $1
September 30, 2024	RMB	7.0176 to $1

Statement of operations and comprehensive loss, and cash flows items
For the year ended September 30, 2025	RMB	7.2125 to $1
For the year ended September 30, 2024	RMB	7.2043 to $1
For the year ended September 30, 2023	RMB	7.0533 to $1

f. Cash

Cash consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash were held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies.

g. Restricted cash

Restricted cash mainly represents cash in bank that was frozen by court orders due to a lawsuit between a former employee. As of September 30, 2025 and 2024, the Company’s restricted cash balance was $24,298 and $24,649, respectively.

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

Accounts receivable include trade accounts due from clients. The credit terms given to customers are generally 90 days. Management reviews its receivables on a regular basis to determine if the provision for credit loss is adequate, and makes provision when necessary. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, management uses an aging schedule method to estimate the amount of the allowance for credit losses. The management also considers historical losses, the financial condition, the payment patterns and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC Topic 326, Financial Instruments - Credit Losses. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is remote. As of September 30, 2025, 2024, and 2023, the allowances for expected credit loss were nil, $4,664 and nil, respectively. As of September 30, 2025, 2024, and 2023, the write-off of allowances for expected credit loss were nil, $4,664 and nil, respectively.

i. Short-term investments

Short-term investments are investments in wealth management product with underlying in equity stocks listed in global capital markets and other equity and monetary market products. The investments can be redeemed after 90 days with one month’s notice and are not available for early redemption. The short-term investments are presented on the consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments are included in investment income or loss in the accompanying consolidated statement of operations and comprehensive loss. As of September 30, 2025, all short-term investments were settled, and there was no outstanding balance of short-term investments.

j. Property and equipment, net

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

k. Impairment of long-lived Assets

For the long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows generated from the assets and recognizes an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. No impairment was recorded by the Company for the years ended September 30, 2025, 2024 and 2023.

l. Deferred Offering Costs

Deferred offering costs consist of legal, underwriting fees and other costs incurred through the balance sheet date that are directly related to the IPO. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to expenses. As of September 30, 2025 and 2024, the Company had nil and $478,108 of deferred offering costs, respectively.

In conjunction with the IPO, the Company issued to the underwriter a warrant to purchase up to an aggregate of 115,000 Shares with no consideration (the “Representative’s Warrants”) with an estimated fair value of $287,128 as of December 20, 2024, the effective date. The fair value of the Representative Warrants accounted for as compensation under Accounting Standards Codification (“ASC”) 718, “Compensation – Stock Compensation” (“ASC 718”) is included in the total offering costs and recognized as part of additional-paid-in capital upon completion of the IPO.

Total offering costs related to IPO were $2,900,886 consist of underwriting discount and commission, legal fee, underwriting fees, fair value of Representative’s Warrants and other costs incurred through the balance sheet date that were directly related to the IPO and were charged to additional-paid-in capital upon completion of the IPO.

Offering costs related to the September 2025 follow-on offering were $876,282, which consist of underwriting discount and commission, legal fee, underwriting fees and other costs incurred through the balance sheet date. These costs were recorded as issuance costs allocated to warrant liabilities in the consolidated statements of operations and comprehensive loss in the period incurred, as all proceeds from the September 2025 Public Offering were allocated to the Series A Warrants and Series B Warrants (See Note 16).

m. Lease

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

n. Revenue Recognition

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

♦ Revenues from professional services

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

♦ Revenues from payment channel services

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

1) Revenues presented as follows:

	Years Ended September 30,
	2025	2024	2023
Customized CRM system development service	$285,188	$-	$134,768
Additional function development service	38,808	42,758	155,904
Subscription service	191,688	232,556	258,150
Subtotal of professional services	515,684	275,314	548,822
Payment channel services	21,590	206,526	291,643
Others	2,200	39,401	55,513
Total	$539,474	$521,241	$895,978

Revenue by recognition over time vs point in time

	Years Ended September 30,
	2025	2024	2023
Revenue by recognition over time	$476,876	$232,556	$392,918
Revenue by recognition at a point in time	62,598	288,685	503,060
Total	$539,474	$521,241	$895,978

2) Contract liabilities

Contract liabilities are recognized when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer.

Changes in contract liabilities as follows:

	Years Ended September 30,
	2025	2024	2023
Contract liabilities, beginning of the year	$215,768	$166,628	$437,535
Revenue deferred during the year	24,192	190,704	20,090
Cash refund due to the contract termination	(7,593)	-	-
Recognition of revenue deferred in prior years	(202,343)	(141,564)	(290,997)
Contract liabilities, end of the year	$30,024	$215,768	$166,628

3) Deferred contract costs

Deferred contract costs primarily represent capitalized costs incurred to fulfill service contracts for which revenue is recognized at a point in time. Certain project cycles extend beyond one year, resulting in the recognition of deferred contract costs.

Changes in deferred contract costs as follows:

	Years Ended September 30,
	2025	2024	2023
Deferred contract costs, beginning of the year	$-	$-	$29,936
Cost deferred during the year	13,103	-	-
Recognition of cost deferred in prior years	-	-	(29,936)
Deferred contract costs, end of the year	$13,103	$-	$-

o. Cost of revenues

Cost of revenue includes (1) labor costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support, (2) third party service fees including cloud computing and data usage, (3) rental and (4) related costs of outsourcing to contractors conducting system implementation and support services to customers.

p. Selling expenses

Selling expenses mainly consist of salaries and welfare, rental and advertising costs and market promotion expenses.

q. General and administrative expenses

General and administrative expenses mainly consist of salaries and welfare, rental, depreciation, professional service fees and other corporate expenses.

r. Research and development expenses

Research and development expenses are mainly salary and benefits for in-house software engineers and payments made to outside cloud providers.

s. Government grants

Government grants are recognized as other income, net, or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of operations and comprehensive loss upon receipts as all conditions attached to the grants are fulfilled. Government grants included as other income in the consolidated statements of operations and comprehensive loss amounted to nil, $127,482 and $67,470 for the years ended September 30, 2025, 2024 and 2023, respectively.

t. Employee benefit

The Company is required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contributes to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of its employees up to a maximum amount specified by the local government from time to time at locations where the Company operates its businesses. Social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to $227,152, $282,467 and $479,262 for the years ended September 30, 2025, 2024 and 2023, respectively.

u. Warrant

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations.

v. Statutory Reserve

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

w. Value Added Tax (“VAT”)

The Company was subject to VAT at the rate of 6% and related surcharges on revenues generated from provided services for the years ended September 30, 2025 and 2024. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Company reports revenues net of PRC VAT for all the periods presented in the consolidated statements of operations and comprehensive loss.

x. Income Tax

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position for the years ended September 30, 2025, 2024 and 2023.

y. Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.

z. Loss per share

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

aa. Segment Reporting

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

In November 2023, the FASB issued ASU No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. In October 2024, the Company adopted ASU No. 2023-07 for the year ended September 30, 2025, retrospectively to all periods presented in the consolidated financial statements, which requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis.

The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenues and expenses are derived in the PRC. Therefore, no geographical segments are presented. See “Note 19- Segment Reporting”.

bb. Mezzanine equity

Mezzanine equity represents the Series Seed, Series A and Series B redeemable preferred equities (collectively, the “Preferred Equity” issued by Guangzhou Youxin). Preferred Equity is contingently redeemable upon the occurrence of an event that is outside of the Company’s control. Therefore, the Company classifies the Preferred Equity as mezzanine equity. See “Note 15-Mezzanine Equity”.

cc. Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 11.

dd. Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As of September 30, 2025 and 2024, the Company’s accrued provision for its ongoing litigation matters was $24,459 and nil respectively, which was recorded in accrued expenses and other current liabilities in its consolidated financial statements. For more information see “Note 17 — Commitments and Contingencies”.

ee. Recently issued accounting pronouncements

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

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740). The amendments in this ASU improve the income tax disclosures related to rate reconciliation, income taxes paid and other disclosures. The amendments in this ASU apply to all entities that are subject to Topic 740. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements and expected to be immaterial.

On November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In July 2025, the FASB has released ASU 2025-05, Financial Instruments — Credit Losses — Measurement of Credit Losses for Accounts Receivable and Contract Assets. The purpose of this update is to address challenges encountered when applying the guidance in Topic 326 Financial Instruments—Credit Losses to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606 Revenue from Contracts with Customers. ASU 2025-05 is effective for entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805 Business Combinations, for annual reporting periods beginning after December 15, 2025, and interim reporting periods within annual reporting periods for all entities. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The purpose of this update is to establish authoritative accounting guidance for the recognition, measurement, presentation, and disclosure of government grants received by business entities. ASU 2025-10 applies to all government grants within its scope and provides a comprehensive framework for accounting for such grants under U.S. GAAP. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. For entities other than public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The purpose of this update is to improve the clarity and organization of interim reporting guidance and to enhance the disclosure requirements applicable to interim financial statements. ASU 2025-11 does not change the fundamental principles of interim reporting but clarifies the scope and presentation of required disclosures. A public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2027. An entity other than a public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2028. The Company is currently evaluating the impact that the adoption of this standard will have on its interim reporting disclosures.

The Company does not believe any recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations and comprehensive loss and cash flows.

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	September 30, 2025	September 30, 2024
Accounts receivable	$213,772	$176,607
Less: allowance for expected credit loss	-	-
	$213,772	$176,607

The movement of allowance for expected credit loss is as follow:

	Years Ended September 30,
	2025	2024	2023
Balance at beginning of the year	$-	$-	$-
Provision	-	4,664	-
Written off	-	(4,664)	-
Ending balance	$-	$-	$-

Note 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	September 30, 2025	September 30, 2024
Prepayment of service fee	$281,959	$73,616
Other current assets	13,600	49,060
Total	$295,559	$122,676

Other current assets mainly represent guarantee deposit for advertisement platform.

Note 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	September 30, 2025	September 30, 2024
Office furniture	$6,790	$6,888
Electronic equipment	27,012	27,404
Less: Accumulated depreciation	(31,284)	(30,344)
Total	$2,518	$3,948

For the years ended September 30, 2025, 2024 and 2023, depreciation expenses amounted to $1,355, $6,816 and $12,293, respectively.

Note 7 - OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	September 30, 2025	September 30, 2024
Deposits for operating lease	$10,457	$10,608
Total	$10,457	$10,608

Note 8 – PREPAYMENT FOR ACQUISITION

The Company has a balance of prepayment for acquisition in amount of $210,704 as of September 30, 2025. Prepayment for acquisition represents the proposed acquisition of Celnet Technology Co., Ltd. (“Celnet”), a provider of information integration and management solutions for businesses and the largest Salesforce.com partner in China (See Note 20). During the year ended September 30, 2025, the Company paid partial payment for the fixed consideration of RMB1,500,000 in cash (approximately $210,704) under the share transfer agreement.

	September 30, 2025	September 30, 2024
Prepayment for acquisition	$210,704	$-
Total	$210,704	$-

Note 9 – SHORT-TERM BANK LOAN

Bank loan consists of the following:

Provider	Loan period	Interest rate	September 30, 2025	September 30, 2024

Industrial & Commercial Bank of China (“ICBC”)	July 31, 2025 to July 26, 2026	2.75%	$318,865	$-
Industrial & Commercial Bank of China (“ICBC”)	August 9, 2024 to August 9, 2025	3.10%	-	323,472
Total			$318,865	$323,472

The Company entered into a short-term bank loan agreement with ICBC on July 26, 2025, amounted to RMB2,270,000 (equivalent to $318,865), for one year with an interest rate of 2.75% per annum and withdrew the loan on the same day. Pursuant to the loan agreement with ICBC, the loan was granted with a discounted annual interest rate of 25 basis points lower than the one-year loan prime rate of 3.00% per annum. The loan was unsecured.

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

The weighted average interest rate for the short-term bank loans for the years ended September 30, 2025, 2024 and 2023 was 2.75%, 3.15% and 3.20%, respectively.

Note 10 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	September 30, 2025	September 30, 2024
Income tax payable	$5,007	$5,351
Other tax payable	21,697	14,651
Other	60,735	20,297
Total	$87,439	$40,299

Note 11 - RELATED PARTY BALANCES AND TRANSACTIONS

	September 30, 2025	September 30, 2024
Due from a related party
Shaozhang Lin (1)	$17,486	$-
Total	$17,486	$-

Due to related parties
Jinhou Sun (2)	$-	$164,586
Baiyan (Guangzhou) Investment Partnership (Limited partnership) (3)	-	793,706
Shaozhang Lin (1)	-	43,890
Shengkai (Guangzhou) Investment Partnership (Limited partnership) (4)	-	64,937
Total	$-	$1,067,119

(1)	Shaozhang Lin is the legal representative of the Company.

(2)	Jinhou Sun is one of the founders and major shareholder of the Company.

(3)	Baiyan (Guangzhou) Investment Partnership (Limited partnership) (“Baiyan”) is the indirect shareholder of the Company from April 21, 2023.

(4)	Shengkai (Guangzhou) Investment Partnership (Limited Partnership) (“Shengkai”) is the indirect shareholder of the Company from April 21, 2023.

Amount due from a related party

Amount due from a related party represents reimbursements of business expenses paid on behalf of the Company. During the year ended September 30, 2025, the Company advanced $17,260 to Shaozhang Lin. The amount is unsecured, non-interest bearing and repayable on demand. As of September 30, 2025, the balance of amount due from a related party was $17,486. As of the issuance date of the consolidated financial statements, the repayment amount was nil.

Promissory Note - Related Parties

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

As of September 30, 2024, the Company had borrowed $793,706 under the promissory note. As of the September 30, 2025, these loans were fully repaid.

On October 17, 2022, Mr. Jinhou Sun agreed to loan the Company up to $712,494 (RMB5,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of October 16, 2024 or the closing of the Proposed Public Offering. On October 15, 2024, these loans were subsequently extended to April 17, 2025. As of September 30, 2024, the Company had borrowed $164,586 under the promissory note. As of September 30, 2025, these loans were fully repaid.

On January 5, 2024, Mr. Shaozhang Lin agreed to loan the Company up to $712,494 (RMB5,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due on January 5, 2026. As of September 30, 2024, the Company had borrowed $43,890 under the promissory note. As of September 30, 2025, these loans were fully repaid.

On February 22, 2024, Shengkai agreed to loan the Company up to $142,499 (RMB1,000,000) to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of October 16, 2024 or the closing of the Proposed Public Offering. As of September 30, 2024, the Company had borrowed $64,937 under the promissory note. As of September 30, 2025, these loans were fully repaid.

Note 12 - LEASE

The Company has operating leases for office and employee accommodation.

Assets/Liabilities	September 30, 2025	September 30, 2024
Assets
Operating lease right-of-use assets	$78,862	$123,170

Liabilities
Operating lease liability - current	$46,190	$42,277
Operating lease liability - non-current	35,306	82,674
Total	$81,496	$124,951

The operating lease expenses for the years ended September 30, 2025, 2024 and 2023 were as follows:

Lease Expense	Classification	September 30, 2025	September 30, 2024	September 30, 2023
Operating lease expense	Cost of Revenue	$15,505	$13,839	$24,312
	General and administrative expense	15,600	19,881	29,033
	Research and development expense	20,768	66,932	140,133
	Selling expense	2,112	6,820	16,113
Total		$53,985	$107,472	$209,591

The following table represents the lease cost for the years ended September 30, 2025, 2024 and 2023.

	Years Ended September 30,
	2025	2024	2023
Amortization of operating lease right of use assets	$42,002	101,888	204,715
Interest on lease liabilities	8,239	14,529	2,333
Short term lease expenses	3,744	3,748	4,594
Total	$53,985	$120,165	$211,642

Maturities of operating lease liabilities at September 30, 2025 were as follows:

Maturity of Lease Liabilities	Operating Leases
Within one year	$51,065
One to two years	36,406
Total lease payments	87,471
Less: interest	(5,975)
Present value of lease payments	$81,496

Other information related to our operating leases was as follows:

Lease Term and Discount Rate	September 30, 2025	September 30, 2024
Weighted-average remaining lease term (years)
Operating leases	1.67	2.67

Weighted-average discount rate (%)
Operating leases	8%	8%

Note 13 - TAXES

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

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC   and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Guangzhou Youxin was approved as an HNTE on December 20, 2021, Guangzhou Youxin is entitled to a reduced income tax rate of 15% for the calendar years from 2021 to 2023. As Guangzhou Youxin failed to obtain the renewed HNTE certificate in 2024, Guangzhou Youxin is no longer a HNTE after December 20, 2024 and thus it is subject to the income tax rate of 25% from calendar year 2024.

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

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the year ended September 30, 2025, Guangzhou Youxin was qualified as small and low-profit enterprise in PRC, and thus it was eligible for the above preferential tax rate for small and low-profit enterprises.

Income tax provision accrued for the years ended September 30, 2025, 2024 and 2023 are as follows:

	Years Ended September 30,
	2025	2024	2023
Current income tax expense	$-	$(5,212)	$-
Deferred income tax expense	-	-	-
Total income tax expense	$-	$(5,212)	$-

Loss before income tax is attributable to the following geographic locations for the years ended September 30, 2025, 2024 and 2023 are as follows:

	Years Ended September 30,
	2025	2024	2023
Cayman Islands	$8,540,384	$8,211	$-
Hong Kong	528,276	154,696	-
PRC	577,482	1,112,542	2,343,238
	$9,646,142	$1,275,449	$2,343,238

A reconciliation of the income tax expense determined at the statutory income tax rate to the Company’s income taxes are as follows:

	Years Ended September 30,
	2025	2024	2023
Loss before income taxes	$9,646,142	$1,275,449	$2,343,238
PRC statutory income tax rate	25%	25%	25%
Income tax benefit computed at statutory corporate income tax rate	2,411,536	318,862	585,810
Reconciling items:
Additional deduction for R&D expenses	39,547	284,981	538,151
Entertainment expense	(2,829)	-	(3,362)
Effect of preferential tax rates	(144,871)	(454,662)	(448,240)
Effect of changes in tax rates	-	(2,023,126)	-
Effect of different tax rates in other jurisdictions	(2,223,582)	(27,964)	-
Change in valuation allowance	(79,801)	1,896,697	(672,359)
Income tax expense	$-	$(5,212)	$-

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

The significant components of deferred taxes are as follows:

	September 30, 2025	September 30, 2024
Deferred tax assets
Net operating loss carry forwards	$1,232,478	$1,168,270
Valuation allowance	(1,232,478)	(1,168,270)
Deferred tax assets, net	$-	$-

■ Net operating loss carry forwards based on expiration date

According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred, and that of high-tech enterprises and technology-based small and medium-sized enterprises is no more than 10 years. Carryback of losses is not permitted. As of September 30, 2025 and 2024, the Group had PRC net operating tax loss carry forwards of $23,508,148 and $23,103,352, respectively. As of September 30, 2025, net operating loss carryforwards from PRC will expire in calendar years 2028 through 2035, if not utilized.

As of September 30, 2025 and 2024, the Group had Hongkong net operating tax loss carry forwards of $691,764 and $158,812, respectively. The net operating tax loss carry forwards in Hong Kong can be carried forward without an expiration date.

■ Changes in valuation allowance

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are composed principally of net operating loss carryforwards. As the Company expects to continue to maintain large R&D investments and market expansion, the Company is expected to continue its loss status for the next several years. Due to its history of loss and expectation of continued loss, the management concluded that it is more likely than not that the Company will not generate future taxable income prior to the expiration of the majority of net operating loss and therefore provided a full valuation allowance against its net operating loss. Accordingly, as of September 30, 2025 and 2024, a $1,232,478 and $1,168,270 valuation allowance has been established, respectively. Movements for changes in valuation allowance are as follows:

Movement
Balance as of September 30, 2022	$2,407,161
Changes of valuation allowance	672,359
Foreign Exchange Difference	(82,965)
Balance as of September 30, 2023	2,996,555
Changes of valuation allowance	(1,896,697)
Foreign Exchange Difference	68,412
Balance as of September 30, 2024	1,168,270
Changes of valuation allowance	79,801
Foreign Exchange Difference	(15,593)
Balance as of September 30, 2025	$1,232,478

■ Uncertain Tax Position

As of September 30, 2025 and 2024, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended September 30, 2025, 2024 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. As of September 30, 2025, tax years from 2020 through 2024 for the Group’s affiliated entities in the PRC remain open for statutory examination by the PRC tax authorities.

■ Value added tax (“VAT”)

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% and related surcharges of gross proceeds for the years ended September 30, 2025, 2024 and 2023. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Company reports revenues net of the PRC VAT for all the periods presented in the consolidated statements of operations and comprehensive loss.

Taxes payable consisted of the following:

	September 30, 2025	September 30, 2024
VAT taxes payable	$14,546	$14,590
Income tax payable	5,007	5,351
Other taxes payable	7,151	61
Total taxes payable	$26,704	$20,002

Note 14 - BASIC AND DILUTED LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of loss per share for each of the years ended September 30, 2025, 2024 and 2023 are calculated as follows:

	Years Ended September 30,
	2025	2024	2023
Basic and diluted loss per share calculation
Numerator:
Net loss attributable to ordinary shareholders, basic and diluted	$(9,646,142)	$(1,280,661)	$(2,670,075)
Denominator:
Weighted-average ordinary shares outstanding, basic and diluted	9,311,589	9,224,116	9,224,116
Loss per share attributable to ordinary shareholders:
Basic	(1.04)	(0.14)	(0.29)
Diluted	(1.04)	(0.14)	(0.29)

For the year ended September 30, 2025, the Company had 36,253,620 (post-reverse-split: 453,184) potential shares issuable upon the exercise of the Representative’s Warrants, Series A Warrants and Series B Warrants. As the Company incurred losses for the year ended September 30, 2025, inclusion of these potential shares would have reduced the net loss per share. Therefore, these potential shares were excluded from the calculation of diluted net loss per share. For the years ended September 30, 2024 and 2023, no potential dilutive shares were excluded from the calculation of diluted net loss per share.

Note 15 - MEZZANINE EQUITY

■ Before Reorganization

♦ Mezzanine equity

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

♦ Dividends

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

♦ Voting

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

♦ Liquidation preference

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

♦ Redemption

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

♦ Accounting for Mezzanine Equity

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

For each reporting period, the Company assesses whether the Preferred Equity are currently redeemable and if the Preferred Equity are not currently redeemable, the Company further assesses whether it is probable that the Preferred Equity will become redeemable. The Company concluded that the Preferred Equity is not currently redeemable, but with the potential become redeemable. As such, the Company shall accrete the mezzanine equity to its redemption value, until the earlier of (i) an IPO of the Company is effective, or (ii) the date of redemption elected by the holder exercising repurchase right. According to ASC 480-10-S99-15, the Company used method a (the interest method) under ASC480-10-S99-15, for subsequent measurement, accreting the carrying value of the preferred equities to their current redemption value as of each period end. The objective in accounting for redeemable securities subsequent to issuance and prior to redemption is to ensure that the securities are carried at their redemption value on their contractual redemption date or on the date the holder’s option to redeem is exercisable. The accretions to the redemption price should be charged to retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital or in the absence of additional paid-in-capital, by charges to accumulated deficit. For the year ended September 30, 2025, 2024 and 2023, there was nil, nil and $326,837 accretions to redeemable preferred equity, respectively.

♦ Modification of Mezzanine Equity

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

♦ Exchange redeemable preferred equity with Class A ordinary shares

For the recapitalization of Youxin Cayman prior to the IPO, in a consolidated transaction, each of the Mezzanine Equity Holders exchanged their redeemable preferred equity in Guangzhou Youxin with Class A ordinary shares in Youxin Cayman. Specifically, on April 21, 2023, Youxin Cayman issued a total of 5,318,548 Class A Shares to the Mezzanine Equity Holders. On April 28, 2023, the WFOE acquired 100% equity of Guangzhou Youxin. As a result of the Reorganization, the Mezzanine Equity Holders exchanged their preferred equities in Guangzhou Youxin with Class A ordinary shares issued by Youxin Cayman. The percentage of equity owned by the Mezzanine Equity Holders did not materially change and these transactions did not result in a net cash flow.

Note 16 – SHAREHOLDERS’ EQUITY

Ordinary Shares

On October 21, 2022, Youxin Cayman was incorporated as limited liability company with authorized share capital of $50,000 divided into 50,000,000 shares with par value $0.001 each. On April 11, 2023, Youxin Cayman’s authorized share capital was amended to $50,000 divided into 500,000,000 ordinary shares consisting of 400,000,000 (post-reverse-split: 5,000,000) Class A ordinary shares, par value $0.0001 (post-reverse-split: 0.0008) per share, and 100,000,000 Class B ordinary shares, par value $0.0001 per share. On April 11, 2023, Youxin Cayman issued a total of 8,945,307 Class B ordinary shares and on April 21, 2023, Youxin Cayman issued a total of 22,304,693 (post-reverse-split 278,809) Class A ordinary shares (of which 5,318,548 Class A ordinary shares were issued to former Mezzanine Equity Holders). The issuance of shares effected before the final step of reorganization. Guangzhou Youxin’s shareholders obtained the shares issued by Youxin Cayman and agreed to transfer their equity interests to WFOE, see “Note 1”.

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

Initial Public Offering

On December 23, 2024, the Company closed its IPO with insurance of 2,300,000) Class A ordinary shares (post-reverse-split: 28,750), par value $0.0001 per share (post-reverse-split: $0.008 per share) at $4.50 per share (post-reverse-split: $360.00 per share). The gross proceeds of this offering were approximately $10.4 million prior to deducting the underwriting discounts, commissions and offering expenses payable by the Company. Net proceeds received by the Company from its IPO were approximately $9.1 million. The Shares were previously approved for listing on the Nasdaq Capital and commenced trading under the ticker symbol “YAAS” on December 20, 2024.

September 2025 Public Offering

On September 8, 2025, the Company closed another public offering (the “September 2025 Public Offering”) of 21,428,571 units (post-reverse-split: 267,857 units) (the “Units”) at a public offering price of $0.28 (post-reverse-split: 22.40 per Unit), with each Unit consisting of: (i) one Class A Ordinary Share (the “Class A Shares”); (ii) one Series A Warrant to purchase one Class A Share (the “Series A Warrants”); (iii) one Series B Warrant to purchase such number of Class A Shares as determined in the Class B Warrant (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”).

Pursuant to the underwriting agreement, the Company also granted to the Underwriter an option to purchase up to 3,214,286 additional Class A Shares (post-reverse-split: 40,179 shares, representing 15.0% of the Units sold in the offering), and/or up to an additional 3,214,286 Series A Warrants and 3,214,286 Series B Warrants at the public offering price less underwriting discounts and commissions. The Underwriter may exercise this option in whole or in part at any time within forty-five (45) days after the date of the offering. The underwriter may exercise the over-allotment option with respect to Class A Shares only, warrants only, or any combination thereof. On September 5, 2025, the Underwriter partially exercised its over-allotment option and purchased additional 3,214,286 Series A warrants and additional 3,214,286 Series B Warrants for a total of 6,428,572 warrants at the public offering price of $0.00001 per warrant in total consideration of $64.29.

Gross proceeds to the Company of the September 2025 Public Offering, together with the partial exercise of the over-allotment option, were approximately $6.0 million, before deducting underwriting fees and other offering expenses payable by the Company. Net proceeds received by the Company were approximately $5.3 million.

For the year ended September 30, 2025, the partial exercise of Series A Warrants and Series B Warrants have resulted in the issuance of 66,894,433 (post-reverse-split: 836,180) Class A ordinary shares and 73,116,067 (post-reverse-split: 913,951) Class A Ordinary Shares, respectively. Net proceeds from the exercise of Series A Warrants and Series B Warrants were approximately $4.5 million and $731, respectively.

Shares subscription receivables

Shares subscription receivables represent the receivables for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis. It has no payment terms nor any interest receivable accrual. The shares subscription receivables of $3,125 as of September 30, 2024 was fully settled during the year ended September 30, 2025.

Reverse share split

On August 25, 2025, the Company’s shareholders and Board of Directors approved a 1-for-80 reverse share split of the Company’s issued and outstanding and authorized and unissued Class A ordinary shares of the Company and established an effective date of September 30, 2025. Following the reverse split, the authorized share capital was amended as follows, while the total authorized share capital remained $50,000:

(i) Class A Ordinary Shares: from 400,000,000 shares with a par value of $0.0001 per share to 5,000,000 shares with a par value of $0.008 per share;

(ii) Class B Ordinary Shares: remained at 100,000,000 shares with a par value of $0.0001 per share.

All share and per share information has been retroactively adjusted to reflect the reverse share split for all periods presented. As a result, the Company has 5,000,000 authorized Class A Ordinary Shares, par value of $0.008, of which 2,325,550 and 278,809 shares issued and outstanding as of September 30, 2025 and 2024, respectively.

Representative’s Warrants

On December 19, 2024, the Company entered into an underwriting agreement with Aegis Capital Corp. (the “Representative”). The Company issued to the Representative warrants (“Representative’s Warrants”) to purchase up to aggregate of 115,000 (post-reverse-split: 1,438) Class A ordinary shares with no consideration. The Representative’s Warrants are exercisable at an exercise price of $5.625 per share (post-reverse-split: $450.00 per share). The effective date of the warrant is December 20, 2024 and the Expiration Date is December 20, 2029.

The issuance of the Representative’s Warrants is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, share-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Representative’s Warrants are required to be recorded as a component of additional paid-in capital at the time of issuance and subsequent changes in fair value are not recognized as long as the Representative’s Warrants continue to be classified as equity. None of the Representative’s Warrants were exercised as of September 30, 2025.

The fair value of Representative’s Warrants was determined using the Binomial Tree Pricing Model and the following assumptions:

December 20, 2024
Share price (post-reverse-split)	$316
Risk free interest rate	4.37%
Expected life (years)	5
Expected volatility	84.5%

The following table summarizes the Company’s activities and status of the Representative’s Warrants:

	Number of Warrant*	Weighted Average Exercise Price	Weighted Average Remaining Term (Years)
Outstanding as of September 30, 2024	-	-
Exercised	1,438	$450	5.0
Forfeited or expired	-
Outstanding as of September 30, 2025	1,438	$450	4.2

* The number of warrants, as well as the exercise prices stated herein, have been retroactively adjusted to reflect the reverse stock split that occurred in September 2025.

Series A Warrants and Series B Warrants

The Group evaluates the Series A Warrants and Series B Warrants under Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. Series A Warrants and Series B Warrants are recorded as liabilities at their fair value on issuance and being remeasured on each reporting date with any change in the fair value recognized under “Change in fair value of warrant liabilities” on the Company’s consolidated statements of operations and comprehensive loss.

The following table summarizes the activities related to fair value of the Series A Warrants and Series B Warrants for the year ended September 30, 2025 is as follows:

	Total Valuation	Series A Warrants (a)		Series B Warrants (b)
	US$	Share (Pre-reverse-split)	Valuation	Share (Pre-reverse-split)	Valuation
Balance at beginning of the year	$-	-	$-	-	$-
Issuance (c)	11,800,162	102,831,577	6,027,678	73,317,543	5,772,484
Fair value changes	(2,647,942)	-	(3,022,980)	-	375,038
Exercise	(8,249,933)	(66,894,433)	(2,110,348)	(73,116,067)	(6,139,585)
Balance at end of the year	$902,287	35,937,144	$894,350	201,476	$7,937

(a) On September 8, 2025, the Company closed the September 2025 Public Offering and issued and sold 24,642,857 Series A Warrants to purchase 24,642,857 Class A Ordinary Share. The Series A Warrants will be exercisable immediately and will expire five years after the closing date. The Company uses the Monte Carlo Model to value the Series A Warrants. The Company accounted for the Series A warrants as liabilities and the fair value allocated to the Series A Warrants on the issuance date is $6,027,678, and a gain on change in fair value of warrant liabilities was $3,022,980 during the year ended September 30, 2025.

Each Series A Warrant is exercisable at an exercise price of $0.28 (post-reverse-split: $22.4) per share. According to the terms of the Series A Warrant, on the tenth trading days and six months after the closing date, the exercise price of the Series A Warrants will reset based on the price as determined in the Series A Warrant. As a result, the exercise price of the Warrants adjusted to $0.0671 (post-reverse-split: $5.368) per share and the number of share issuable under the Series A Warrant (“Series A Warrant Shares”) have be adjusted to 102,831,577 (post-reverse-split: 1,285,406) on the tenth trading days after the closing of the offering.

During the year ended September 30, 2025, the exercise of Series A Warrants have resulted in the issuance of 66,894,433 (post-reverse-split: 836,180) Class A ordinary shares at an exercise price of $0.0671 (post-reverse-split: $5.368) per share. The fair value of Series A warrants upon exercise in aggregate of $2,110,348, in addition to the proceeds received of approximately $4.5 million, resulting in a total of $6,597,347 were charged to equity.

After the exercise, the number of remaining unexercised Series A Warrant Shares is 35,937,144 (post-reverse-split 449,226), with a corresponding fair value of $894,350.

The fair value of Series A Warrants was determined using the Monte Carlo Model and the following assumptions:

	September 30, 2025	September 8, 2025
Initial floor price (post-reverse-split)	$4.55	$4.55
Share price (post-reverse-split)	$3.15	$6.46
Exercise price (post-reverse-split)	$5.37	$22.40
Risk free interest rate	3.74%	3.57%
Expected life (years)	4.9	5
Expected volatility	86.8%	86.9%

(b) On September 8, 2025, the Company closed the September 2025 Public Offering and issued and sold 24,642,857 Series B Warrants. The Series B Warrants will be exercisable immediately with no expiration. The Company accounted for the Series B warrants as liabilities and the fair value allocated to the Series B Warrant on the issuance date is $5,772,484, and a loss on change in fair value of warrant liabilities was $375,038 during the year ended September 30, 2025.

Each Series B Warrant is exercisable at an exercise price of $0.00001 (post-reverse-split: $0.0008) per share. The number of the Class A Shares issuable upon the exercise of the Series B Warrants will initially be zero. The number of Class A Shares issuable upon the exercise of the Series B Warrants will be adjusted to equal an amount equal to the aggregate purchase price paid for the Units at the closing of the offering divided by the adjustment price, less the number of Units issued on the closing date as further described in the Series B Warrants. As a result, the number of share issuable under the Series B Warrants (“Series B Warrant Shares”) in aggregate have been adjusted to 73,317,543 (post-reverse-split: 916,471).

For the year ended September 30, 2025, the exercise of Series B Warrants has resulted in the issuance of 73,116,067 (post-reverse-split: 913,951) Class A ordinary shares at an exercise price of $0.00001 (post-reverse-split: $0.0008) per share. The fair value of warrants upon exercise in aggregate of $6,139,585, in addition to the proceed received of $731, resulting in a total of $6,140,316 were charged to equity.

After the exercise, the number of remaining unexercised Series B Warrant Shares as of September 30, 2025 is 201,476 (post-reverse-split 2,520), with a corresponding fair value of $7,937.

The Company uses the Monte Carlo Model to value the Series B Warrants. Under the Monte Carlo Simulation Model, the share price result paths and corresponding exercise prices and the number of shares issuable upon the exercise were derived. Each Series B Warrant Share resulted from Monte Carlo Simulation Model is the input for the Black-Scholes Model, and then the fair value of the warrants was derived by the trial values as of the valuation date based on the mean of the total trial values. Since Series B Warrants have no expiration, the Company adopts the 10-year and 15-year terms as inputs into the Black-Scholes Model, and the final result is taken as the average of the 10-year and 15-year outcomes.

The fair value was determined using the Monte Carlo Model and Black-Scholes Model and the following assumptions:

	September 30, 2025		September 8, 2025
	10 Year	15 Year	10 Year	15 Year
Initial floor price (post-reverse-split)	$4.55	$4.55	$4.55	$4.55
Share price (post-reverse-split)	$3.15	$3.15	$6.46	$6.46
Initial exercise price (post-reverse-split)	$0.0008	$0.0008	$0.0008	$0.0008
Risk free interest rate	4.16%	4.43%	4.05%	4.35%
Expected life (years)	10	15	10	15
Expected volatility	80.3%	80.4%	80.44%	80.5%

(c) Upon issuance of the Class A ordinary share and Series A and B Warrant in the September 2025 Public Offering, the Company received net proceed of $5.3 million, after deducting underwriting fees and other offering expenses. As both Series A and B Warrant were accounted for as warrant liabilities, and the fair value of the Series A and B Warrant in the initial date is $11.8 million, which is exceed the proceeds received in the September 2025 Public Offering. A day-one loss amounting to $ 5,802,241 is recognized to the extent the recognized fair value of Series A and B Warrant exceeds the proceeds received as loss on issuance of warrant liabilities on the consolidated statements of operations.

Note 17 – COMMITMENTS AND CONTINGENCIES

■ Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable per guidance of ASC Topic 450-20 — Loss Contingencies.

As of September 30, 2025, the Company is involved in three separate legal cases with one former employee.

Labor Arbitration Claim (Case 1)

In July 2024, the Company became subject to a labor arbitration claim. In connection with this matter, certain funds totaling $24,298 (RMB 172,980) were restricted by the court. As of September 30, 2025, the arbitration remains pending.

Resolved Labor Dispute (Case 2)

In September 2025, a labor-related legal matter was resolved following a first-instance court judgment. Pursuant to the judgment, the Company was required to pay wage differentials for a specified period, together with an immaterial case filing fee. The Company settled the related amounts of approximately $7,703 (RMB 54,837) in October 2025.

Appealed Labor Dispute (Case 3)

In December 2025, a first-instance judgment was issued in connection with another labor dispute, requiring the Company to make a payment to the plaintiff. The Company has appealed the judgment and is in the process of completing the appeal procedures. As of the reporting date, the appeal is pending.

As of September 30, 2025 and 2024, the Company’s accrued provision for its ongoing litigation matters was $24,459 and nil respectively, which was recorded in accrued expenses and other current liabilities in its consolidated financial statements. There was no further update as the date that the consolidated financial statements are available to be issued.

Note 18 - CONCENTRATIONS AND RISKS

■ Concentrations

(a) Customer

The following table sets forth information as to each customer that accounted for 10% or more of net revenue for the years ended September 30, 2025, 2024 and 2023.

	Years Ended September 30,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
Customer
Customer B	$208,531	39%	$134,551	26%	$147,268	16%
Customer E	112,528	21%	-	-	-	-
Customer F	89,172	16%	-	-	-	-
Customer A	19,464	4%	194,598	37%	264,686	30%
Customer C	28,031	5%	-	-	142,807	16%
Customer D	-	-	75,562	14%	121,509	14%
Total	$457,726	85%	$404,711	77%	$676,270	76%

The following table sets forth information as to each customer that accounted for 10% or more of total gross accounts receivable as of September 30, 2025 and 2024.

	September 30, 2025		September 30, 2024
	Amount	% of Total	Amount	% of Total
Customer
Customer B	$176,534	83%	$121,524	73%
Customer A	24,344	11%	-	-
Customer E	1,397	1%	29,412	17%
Total	$202,275	95%	$150,936	90%

(b) Suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of purchase for the years ended September 30, 2025 and 2024.

	Years Ended September 30,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
Supplier
Supplier A	$87,270	37%	$112,285	37%	$205,573	46%
Supplier B	27,872	12%	36,047	12%	59,604	13%
Supplier C	33,585	14%	-	-	-	-
Supplier F	26,448	11%	-	-	-	-
Total	$175,175	74%	$148,332	49%	$265,177	59%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of September 30, 2025 and 2024.

	September 30, 2025		September 30, 2024
	Amount	% of Total	Amount	% of Total
Supplier
Supplier D	$17,559	51%	$17,812	57%
Supplier E	13,345	39%	13,537	43%
Supplier G	3,286	10%	-	-%
Total	$34,190	100%	$31,349	100%

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

■ Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. As of September 30, 2025 and 2024, substantially all of the Company’s cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.

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

Note 19 – SEGMENT REPORTING

The Company operates as one operating and reportable segment and its sole business activity provides SaaS and PaaS service committed to helping retail enterprises digitally transform their businesses using the Company’s cloud-based SaaS product and PaaS platform to develop, use, and control business applications without the need to purchase complex IT infrastructure.

The accounting policies of the segment are the same as those described in “Note 3 — Summary of Significant Accounting Policies.” The Company’s CODM uses consolidated net loss to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions.

Additionally, the CODM reviews and uses functional expenses included in consolidated net loss to manage the Company’s operations and assess operating profitability. The Company operates as one operating and reportable segment, and as such the significant segment expenses regularly provided to the CODM are those presented on the consolidated statements of operations and comprehensive loss. These significant segment expenses include cost of revenue, selling, general and administrative, and research and development expenses. Other segment items that are presented on the consolidated statements of operations and comprehensive loss include other income, other expenses, and income tax expenses.

Note 20 - SUBSEQUENT EVENT

On September 22, 2025, the Company entered into a definitive agreement with Celnet Technology Co., Ltd. (“Celnet”, “Target Company”), a provider of information integration and management solutions for businesses and the largest Salesforce.com partner in China. On October 29, 2025 (the “Closing Date”), the Company completed an acquisition (the “Acquisition”) of Celnet. After the Acquisition, the Company acquired 51% of the equity interests in Celnet in consideration of the sum of RMB5,236,680 in cash (approximately $735,592), plus equity and cash incentives (upon the achievement of performance targets), subject to certain terms.

As of the date of this report, RMB 3,000,000 of the fixed consideration has been paid in two installments of RMB 1,500,000 each, on September 25, 2025 and November 11, 2025, respectively. The remaining fixed consideration of RMB 2,236,680, together with any variable consideration, is scheduled to be paid in two phases: the first phase includes a fixed portion of RMB 1,118,340 plus a variable portion, to be paid by December 31, 2026; the second phase includes a fixed portion of RMB 1,118,340 plus a variable portion, to be paid by December 31, 2027. The specific amount of the variable consideration will be determined by the Company based on the operating performance of the Target Company.

The original shareholder committed that, following closing, the Target Company would achieve annual revenue of at least RMB 15,000,000 and non-negative after-tax net profit. If the audited after-tax net profit is negative in any fiscal year, the original shareholder would compensate the Company in cash based on the Company’s ownership percentage. In addition, the Company may issue shares equivalent to USD 1,000,000 to the original shareholder of the Target Company as an incentive. The timing and number of shares to be issued will be determined by the Company and the Target Company.

The settlement method, amount, and timing of the variable consideration, performance-based compensation, and stock incentive arrangements are subject to further discussion between the parties. No other consideration, commitments, or undisclosed arrangements exist in connection with this transaction.

As of January 28, 2026, management has not yet completed a fair value assessment of the identified assets acquired, and liabilities assumed, of Celnet at the Closing Date. Accordingly, no estimate is currently made for any goodwill or bargain purchase gain that may be recognized in connection with the Acquisition.

